Exhibit 2.1

EXECUTION VERSION

16 JANUARY 2023

ARDUTCH B.V.

and

ARÇELIK A. Ş.

and

WHIRLPOOL EMEA HOLDINGS LLC

and

WHIRLPOOL CORPORATION

and

BEKO EUROPE B.V.

CONTRIBUTION AGREEMENT

relating to the contribution of shares to Beko Europe

B.V. and the formation of a joint venture

36.	PROCESS AGENT	80
SCHEDULE 1
PRE-COMPLETION OBLIGATIONS
SCHEDULE 2
COMPLETION OBLIGATIONS
SCHEDULE 3
INDEMNITIES
SCHEDULE 4
CARVE-OUT PRINCIPLES
SCHEDULE 5
WHIRLPOOL WARRANTIES
SCHEDULE 6
ARDUTCH WARRANTIES
SCHEDULE 7
LIMITATIONS ON SELLER LIABILITY
SCHEDULE 8
WHIRLPOOL TAX COVENANT
SCHEDULE 9
ARDUTCH TAX COVENANT
SCHEDULE 10
CLOSING ADJUSTMENTS STATEMENT
SCHEDULE 11
FORM OF CLOSING ADJUSTMENTS STATEMENT
SCHEDULE 12
RATIO CALCULATION
SCHEDULE 13
EBITDA ADJUSTMENTS

Signing Agreed Form Documents:

1.	Shareholders’ Agreement

2.	Whirlpool Brand Licence Agreement

3.	Ardutch Completion Disclosure Letter (save in respect of specific disclosures)

4.	Whirlpool Completion Disclosure Letter (save in respect of specific disclosures)

5.	Ardutch Carve-Out Steps Overview

6.	Whirlpool Carve-Out Steps Overview

7.	Group Information Schedule

8.	Framework Business Plan

THIS AGREEMENT is made on 16 January 2023

BETWEEN

(1)	ARDUTCH B.V., a company incorporated in the Netherlands with registered number 34166639 and having its registered office at Nieuwe Herengracht 119, 1011SB Amsterdam, Netherlands (“Ardutch”);

(2)

ARÇELIK A.Ş. a company incorporated in Turkey with registered number 54957 and having its registered office at Sütlüce Karaağaç Caddesi No: 2/6 Beyoğlu 34445 Istanbul, Turkey (the “Ardutch Guarantor”);

(3)

WHIRLPOOL EMEA HOLDINGS LLC, a Delaware limited liablility company with registered number 722986 having its principal place of business at 2000 M-63 N, Benton Harbor, MI 49022 (“Whirlpool” and together with Ardutch, the “Sellers”);

(4)

WHIRLPOOL CORPORATION a Delaware corporation with registered number 491117 having its principal place of business at 2000 M-63 N, Benton Harbor, MI 49022 (the “Whirlpool Guarantor” and together with the Ardutch Guarantor, the “Guarantors”); and

(5)	BEKO EUROPE B.V., a company incorporated in the Netherlands with registered number 88850528 and having its registered office at Nieuwe Herengracht 119, 1011SB Amsterdam, Netherlands (the “Buyer”).

WHEREAS

(A)

Ardutch wishes to contribute, directly or indirectly, or procure the direct or indirect contribution of, the entire issued share capital of each member of the Ardutch Europe Group (or, in the case of Arctic S.A., the shares held by Ardutch in Arctic S.A.) to the Buyer pursuant to the Ardutch Carve-Out and Whirlpool wishes to contribute or procure the contribution of the entire issued share capital of Whirlpool Europe (and, therefore, the indirect contribution of the entire issued share capital of each other member of the Whirlpool Europe Group) to the Buyer, in each case, on the terms and subject to the conditions of this Agreement.

(B)

The Buyer wishes to accept the direct or indirect contribution of the entire issued share capital of each member of the Ardutch Europe Group (or, in the case of Arctic S.A., the shares held by Ardutch in Arctic S.A.) pursuant to the Ardutch Carve-Out, following which Ardutch will continue to hold the entire issued share capital of the Buyer, and the subsequent contribution of the Whirlpool Europe Shares by Whirlpool to the Buyer in consideration for the issue of the Whirlpool Buyer Shares (and, therefore, the indirect contribution of the entire issued share capital of each other member of the Whirlpool Europe Group) at Completion, in each case on the terms and subject to the conditions of this Agreement.

(C)

The Ardutch Guarantor, with respect to Ardutch, and the Whirlpool Guarantor, with respect to Whirlpool, is a party to this Agreement for the purpose of entering into the guarantee and indemnity set out in Clause 17.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Accounts” means the Ardutch Accounts and/or the Whirlpool Accounts, as applicable;

“Accounts Date” means 30 September 2022;

“Actual Pension Adjustment” means such amount as is agreed in writing between the Sellers;

“Additional Equalisation Payment Amount” means an amount equal to such amount which, if included as item (W) in the Ratio Calculation would result in the resulting percentage against the line item entitled “% share” Impacted Party being 72% if the Impacted Party is Ardutch or 22% if the Impacted Party is Whirlpool, less the Equalisation Payment Amount;

“Adjusted Ardutch Share Proportion” has the meaning given in Clause 2.10;

“Adjusted Whirlpool Share Proportion” has the meaning given in Clause 2.10;

“Affiliate” means, in respect of any body corporate, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such parent undertaking, excluding in the case of any member of the Ardutch Group, Koç Holding, any parent undertaking of Koç Holding and their respective subsidiary undertakings, provided that references to an Affiliate of a member of the Ardutch Group in Clauses 12 (in the circumstances set out in Clause 12.12 only), 22, 29.2, paragraphs 1.1(e)(v) and 1.1(e)(xvi) of Schedule 1 and, in the circumstances set out in paragraph 18 of Schedule 7 only, Schedule 7, shall include Koç Holding and its subsidiary undertakings;

“Agora” has the meaning given to it in Clause 5.13;

“Agora Shareholder Approval” has the meaning given to it in Clause 5.13;

“Agreed Form” means, in relation to a document, the form of that document initialled by or on behalf of each of Ardutch and Whirlpool for identification or otherwise agreed in writing by or on behalf of each of Ardutch and Whirlpool as being in Agreed Form;

“Agreed Perimeter” means the Ardutch Agreed Perimeter and the Whirlpool Agreed Perimeter;

“Agreed Price” has the meaning given in Clause 12.2(a)(iii);

“Amended Articles” mean the articles of association of the Buyer to be adopted on Completion;

“Ancillary Documents” means the Shareholders’ Agreement, the Ardutch Disclosure Letter, the Ardutch Completion Disclosure Letter, the Whirlpool Disclosure Letter, the Whirlpool Completion Disclosure Letter, the Amended Articles and the Commercial Agreements and any other documents entered into pursuant to or in connection with this Agreement (including, for the avoidance of doubt, any such document entered into in connection with the implementation of the Ardutch Carve-Out and the Whirlpool Carve-Out);

“Anticorruption Laws” means all laws, regulations, or orders relating to bribery or corruption including the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010, and any other applicable anti-bribery or anti-corruption laws;

“Applicable Data Protection Laws” means any law relating to the processing of Personal Data, including the General Data Protection Regulation 2016/679, the UK Data Protection Act 2018 (the “DPA”) and the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019;

“Antitrust Authority” means any Authority that enforces Antitrust Laws;

“Antitrust Laws” means all Laws governing the conduct of any person in relation to restrictive or other anti-competitive agreements or practices (including cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), abuse of dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers;

“Ardutch Accounts” means:

(a)	the consolidated carve-out balance sheet and related profit and loss account for the full year ended 31 December 2020 in respect of the Ardutch Europe Group as set out at Appendix 3;

(b)	the consolidated carve-out balance sheet and related profit and loss account for the full year ended 31 December 2021 in respect of the Ardutch Europe Group as set out at Appendix 3; and

(c)	the consolidated carve-out balance sheet and related profit and loss account for the nine months ended 30 September 2022 in respect of the Ardutch Europe Group as set out at Appendix 3.

The Ardutch Accounts have been derived from the books and records of Ardutch Group and have been prepared in accordance with IFRS in all material respects except for the items set forth below:

(i)	the Ardutch Accounts include balance sheet and income statement, but do not include a Statement of Cash Flows, a Statement of Owner’s Equity or financial footnotes for any of the periods listed above;

(ii)

the Ardutch Group provides services to a variety of affiliates and divisions on a corporate-wide basis including Ardutch Europe Group. These services are charged and reflected in the profit and loss accounts of Ardutch Europe Group. Certain charges are based on an internal allocation methodology, which may not accurately represent the true operating costs of Ardutch Europe Group;

(iii)

the Ardutch Accounts reflect certain intercompany transactions, including but not limited to: (A) purchases and sales of goods and services in the ordinary course of business; (B) cash pooling arrangements; and (C) other financing arrangements, that reflect Ardutch Group policy;

(iv)	pro forma transfer pricing adjustment is applied on the Ardutch Accounts, which has an impact on COGS and relevant working capital figures, in accordance with the deal parameters;

(v)

the Ardutch Accounts may not include adjustments that result from the application of a Ardutch Group specific materiality threshold, which are otherwise not material to the consolidated financial statements of Ardutch Group;

(vi)

the Ardutch Accounts do not include adjustments that may result from the requirement to re-assess the determination of the unit of account (i.e., reporting units) at which goodwill or indefinite lived intangible assets is tested for impairment for carve-out financial statement purposes; and

(vii)

the Ardutch Accounts include non-IFRS adjustments by management to align with the Ardutch Group’s assessment of the business in a given period. In connection with this assessment, it may exclude matters that normally would be reflected in the financial operations under IFRS;

“Ardutch Agreed Perimeter” has the meaning given in paragraph 2 of Part B of Schedule 4;

“Ardutch Authorised Person” means

“Ardutch Awards” has the meaning given in Clause 19.2(a);

“Ardutch Bank Account” means such account as Ardutch shall notify to the relevant payer(s) and the relevant payer(s) may consent to (such consent not to be unreasonably withheld, delayed or conditioned) at least five Business Days before the relevant due date for such payment;

“Ardutch Business Warranty” means a Ardutch Warranty other than a Ardutch Fundamental Warranty or a Ardutch Tax Warranty and “Ardutch Business Warranties” means all such Warranties;

“Ardutch Buyer Shares” means the ordinary shares in the capital of the Buyer to be issued to Ardutch pursuant to the Ardutch Carve-Out, being such number of ordinary shares in the capital of the Buyer as will at Completion, when taken together with any other shares in the Buyer held by Ardutch and following the issuance of the Whirlpool Buyer Shares to Whirlpool at Completion, represent the Ardutch Completion Share Proportion of the issued and outstanding share capital of the Buyer;

“Ardutch Carve-Out” has the meaning given in Clause 7.4(a);

“Ardutch Carve-Out Principles” means the principles applicable to the Ardutch Carve-Out set out in Part B of Schedule 4;

“Ardutch Carve-Out Steps” means the steps set out in the Ardutch Carve-Out Steps Plan;

“Ardutch Carve-Out Steps Overview” means the steps plan in the Agreed Form setting out an overview of the steps for implementing the Ardutch Carve-Out;

“Ardutch Carve-Out Steps Plan” means the steps plan in the Agreed Form setting out the steps for implementing the Ardutch Carve-Out;

“Ardutch Closing Adjustments” includes the Net Debt, the Lease Liabilities, Ardutch Europe Working Capital, LTM Sales and the Ardutch Working Capital Adjustment Amount, in each case for the Ardutch Europe Group;

“Ardutch Closing Adjustments Statement” has the meaning given in paragraph 1.5 of Schedule 10;

“Ardutch Completion Disclosure Letter” means the disclosure letter dated on or about the Completion Date, written and delivered by or on behalf of Ardutch to the Buyer and Whirlpool immediately before Completion and which is in substantially the same form as the Agreed Form (other than in respect of any specific disclosures against a Ardutch Business Warranty or a Ardutch Tax Warranty in respect of any facts, matters, events or circumstances which first arise or occur after the date of this Agreement);

“Ardutch Completion Share Proportion” has the meaning given in Clause 2.7;

“Ardutch Data Room” means the electronic data room hosted by Datasite with the name “Ardutch” at 11:59 p.m. on 12 January 2023;

“Ardutch Data Room USB Stick” means the USB memory stick containing the contents of the Ardutch Data Room;

“Ardutch Director” has the meaning given in the Shareholders’ Agreement;

“Ardutch Disclosure Letter” means the disclosure letter dated the date of this Agreement, written and delivered by or on behalf of Ardutch to the Buyer and Whirlpool;

“Ardutch Environmental Indemnity” means the indemnity in paragraph 3.7 of Schedule 3;

“Ardutch Environmental Warranty” means a Ardutch Warranty contained in paragraph 20 of Schedule 6;

“Ardutch Europe Business” means the Ardutch Group’s business, as carried on in the Relevant Territories by those members of the Ardutch Group as will, from Completion, comprise members of the Ardutch Europe Group, of design, development, manufacture, production, export, import, advertising, selling (including refurbished sales), marketing, distribution, recycling, after sales products and after sales services, of built-in refrigerators, built-in freezers (including combinations of refrigerators/freezers/ice makers/wine coolers), built-in dishwashers, built-in dryers, built-in washing machines, built-in washer dryers, built-in ovens, built-in hobs, built-in hoods, built-in microwaves, built-in warming drawers, built-in coffee machines, free standing refrigerators, free standing freezers, free standing wine coolers (including combinations of refrigerators/freezers/ice makers/wine coolers), minibars, chest freezers, free standing dishwashers, table top dishwashers, free standing dryers, free standing washing machines, free standing washer dryers, free standing cookers (incl. range-cookers), free standing hobs, free standing hoods, free standing microwaves, mini-midi ovens, televisions, professional display solutions, projection devices, public information displays, video wall, portable radios, table top radios, internet radios, Bluetooth speakers, HiFi devices, soundbars, IOT devices, residential split and multi split air-conditioner, portable air conditioner, air fans, air coolers, air purifiers, humidifiers, dehumidifiers, indoor and outdoor space heater, combined products of airfan-heater-airpurifier- humidifier- dehumidifier, air to water heat pumps, storage electric water heater, water dispenser, kettles, sandwich makers, toasters, coffee grinders, espresso makers, coffee machines, filter coffee makers, fryers, hot air fryers, choppers, hand blenders, mixers, grinders and table top blenders, vacuum cleaners (including canisters, rechargeable sticks and robotic cleaners), irons (including garment steamers, steam generators, steam irons and dry irons), personal care appliances (including body groomers, hair dryers, hair stylers, hot air brushes, hair clippers, shavers, trimmers, ultrasonic cleaners), including associated accessories, components, consumables and any kind of spare parts for each of the foregoing;

“Ardutch Europe Closing Adjustments” means the Closing Adjustments of the Ardutch Europe Group immediately prior to Completion, calculated in accordance with Schedule 10 and as set out in the Ardutch Closing Adjustments Statement;

“Ardutch Europe FY22 Financials” means the consolidated carve-out balance sheet and related profit and loss account for the fiscal year ending 31 December 2022 in respect of the Ardutch Europer Group, in each case prepared in accordance with the accounting policies, procedures and principles as interpreted and applied in respect of, and on a consistent basis with the Ardutch Accounts referred to in limb (b) of the definition of Ardutch Accounts (and for the avoidance of doubt, the values for the nine months ended 30 September 2022 shall be as set out in such Whirlpool Accounts), in each case as agreed or determined in accordance with Clause 2.4 or 2.5;

“Ardutch Europe Group” means the subsidiary undertakings of the Buyer (as would be in effect immediately following implementation of the Ardutch Carve-Out in accordance with the Ardutch Carve-Out Principles) and “Ardutch Europe Group Company” means any one of them;

“Ardutch Europe Shares” means the entire issued share capital of the Buyer;

“Ardutch Europe Working Capital Target” means EUR 265,000,000;

“Ardutch Europe Working Capital” means the Working Capital of the Ardutch Europe Group immediately prior to Completion, calculated in accordance with Schedule 10 and as set out in the Ardutch Closing Adjustments Statement;

“Ardutch Excluded Assets” has the meaning given in paragraph 2.1 of Part B of Schedule 4;

“Ardutch Excluded Employees” has the meaning given in paragraph 2.1(m) of Part B of Schedule 4;

“Ardutch Excluded Wrong Pocket Employee” has the meaning given in Clause 13.5;

“Ardutch French Business” means the part of the Ardutch Europe Business carried out in France by Ardutch French OpCo;

“Ardutch French Carve-Out” means such part of the Ardutch Carve-Out as relates to the Ardutch French Business or the Ardutch French OpCo;

“Ardutch French Employee Consultation” has the meaning given in Clause 7.10(a);

“Ardutch French OpCo” means Beko France SAS, a company incorporated under the laws of France being the company operating the Ardutch French Business;

“Ardutch French Put Option” has the meaning given in Clause 7.10(d);

“Ardutch French Put Option Exercise Date” has the meaning given in Clause 7.10(f);

“Ardutch French Put Option Letter” means the letter entered into between Ardutch, the Buyer and Whirlpool on the date of this Agreement relating to the Ardutch French Put Option;

“Ardutch Fundamental Warranty” means a Ardutch Warranty contained in paragraphs 2, 3 (other than paragraph 3.4) or 6 in Schedule 6;

“Ardutch Group” means Ardutch and any subsidiary undertaking of Ardutch, the Ardutch Guarantor and any subsidiary undertaking of the Ardutch Guarantor, in each case, from time to time excluding, for the avoidance of doubt, the Buyer Group Companies from Completion;

“Ardutch Group Company” means a member of the Ardutch Group;

“Ardutch In-Scope Employee” has the meaning given in paragraph 2.1(d) of Part B of Schedule 4;

“Ardutch Incentive Plans” means any long-term cash or share incentive plan that the Ardutch Group operates from time to time;

“Ardutch Material Contract” means any agreement:

(a)	in respect of Direct Expenses, where the expenditure incurred by a Ardutch Europe Group Company exceeded EUR 5 million in the financial year ended 31 December 2021;

(b)	in respect of Indirect Expenses, where the expenditure incurred by a Ardutch Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021;

(c)	in respect to the Finished Product Sourcing Spend, where the expenditure incurred by a Ardutch Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021;

(d)	in respect to GIS Spend, where the expenditure incurred by a Ardutch Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021; and

(e)	in respect of Trade Partners, where the revenue earned by a Ardutch Europe Group Company exceeded EUR 22 million in the financial year ended 31 December 2021;

“Ardutch Perimeter Direct Entities” means: (1) Leisure Consumer Products Ltd (United Kingdom); (2) Beko Cesko SRO (Czech Republic); (3) Beko Grundig Croatia d.o.o (Croatia); (4) Beko Ukraine LLC (Ukraine); (5) Beko Grundig Österreich AG (Austria); (6) Beko Grundig Hellas Single Member SA (Greece); (7) Grundig Nordic AS (Norway); (8) Beko Home Appliances Portugal, Unipessoal LDA (Portugal); (9) Beko Plc (United Kingdom); (10) Grunding Multimedia AG (Switzerland); (11) Beko Balkans d.o.o (Serbia); (12) Beko Grundig Schweiz GmbH (Switzerland); (13) Beko Belgium NV (Belgium); (14) Beko Spolka Akcyjna (Poland); (15) Beko Slovakia SRO (Slovakia); (16) Grundig Nordic AB (Sweden); (17) Beko France SAS (France); (18) Beko Electronics Espana SL (Spain); (19) Beko Italy SRL (Italy); (20) Beko Grundig Deutschland GmbH (Germany); (21) Grundig Intermedia Ges.m.b.H (Austria); (22) Arctic SA (Romania); and (23) Beko Hungary Kft (Hungary);

“Ardutch Perimeter Entities” means the Ardutch Perimeter Direct Entities and the Ardutch Perimeter Indirect Entities (and each a “Ardutch Perimeter Entity”);

“Ardutch Perimeter Indirect Entities” means: (1) Grundig Nordic DK (Denmark); (2) Beko Netherlands BV (Netherlands); (3) Beko Spolka Akcvina (Czech Republic); (4) Arcwaste Collection SRL (Romania); (5) Arctic Foundation (Romania); (6) Beko Ireland (Ireland); (7) Grundig Nordic AB (Finland), and (8) Croatia Branch/ Podružnica Hrvatska (Croatia), in each case being subsidiary undertakings of a Ardutch Perimeter Direct Entity;

“Ardutch Post-Completion Products” means any products that are manufactured by a member of the Buyer Group (including any Ardutch Europe Group Company) in the 12 month period following Completion on the basis of designs utilised by a Ardutch Europe Group Company or any other member of the Ardutch Group in connection with the Ardutch Europe Business, in each case as at Completion;

“Ardutch Pre-Completion Products” means any products that are sourced, manufactured or sold by the Ardutch Europe Group or any other member of the Ardutch Group in connection with the Ardutch Europe Business prior to Completion;

“Ardutch Product Liability Claim” means:

(a)

(i) any lawsuit, action, suit, claim or other proceeding (whether at law or in equity) or any order, judgement, award or other relief of any kind by any court, arbitral tribunal or other Authority against any Buyer Group Company to the extent relating to, or arising out of or in connection with any Ardutch Pre-Completion Product; (ii) any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving a Ardutch Pre-Completion Product; or (iii) any failure of a Ardutch Pre-Completion Product to comply in all material respects with applicable consumer product safety Laws in force at Completion in the Relevant Territories; and

(b)

(i) any lawsuit, action, suit, claim or other proceeding (whether at law or in equity) or any order, judgement, award or other relief of any kind by any court, arbitral tribunal or other Authority against any Buyer Group Company to the extent relating to, or arising out of or in connection with any Ardutch Post-Completion Product; (ii) any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving a Ardutch Post-Completion Product; or (iii) any failure of a Ardutch Post-Completion Product to comply in all material respects with applicable consumer product safety Laws in force at Completion in the Relevant Territories, in each case in (i) to (iii) above as a direct result of a flaw in a design which was utilised by a Ardutch Europe Group Company or any other member of the Ardutch Group in connection with the Ardutch Europe Business, in each case as at Completion;

“Ardutch Product” means a Ardutch Pre-Completion Product and/or a Ardutch Post Completion Product;

“Ardutch Product Liability Indemnity” means the indemnity in paragraph 3.2 of Schedule 3;

“Ardutch Product Liability Recall Claim” means any claim pursuant to the Ardutch Product Liability Indemnity where such claim is made in respect of a Ardutch Product Liability Claim under limb (a)(ii) or (b)(ii) of the definition of Ardutch Product Liability Claim;

“Ardutch Properties” means the land and premises particulars of which are set out in the Group Information Schedule as “Ardutch Properties”;

“Ardutch Retained Business” means the business carried on by the Ardutch Group (excluding any member of the Buyer Group) at the relevant time, other than the Ardutch Europe Business;

“Ardutch Retained Liability Indemnities” means the indemnities in paragraphs 3.4, 3.5, 3.6 and 3.8 of Schedule 3;

“Ardutch Services Agreement” means the long-term services agreement in the Agreed Form to be entered into between a Ardutch Group Company and a Buyer Group Company at Completion pursuant to which the Ardutch Group will provide certain services to the Buyer Group with effect from Completion;

“Ardutch Tax Covenant” means the covenant relating to Taxation set out at paragraph 2 of Schedule 9;

“Ardutch Tax Warranty” means a Ardutch Warranty contained in paragraph 26 of Schedule 6;

“Ardutch Warranties” means the warranties set out in Schedule 6;

“Ardutch Working Capital Adjustment Amount” means: (a) the amount (expressed as a positive number) by which: (i) the Ardutch Europe Working Capital exceeds; (ii) the Ardutch Europe Working Capital Target plus Ardutch LTM Sales multiplied by 2%; or (b) the amount (expressed as a negative number) by which: (i) the Ardutch Europe Working Capital is less than; (ii) the Ardutch Europe Working Capital Target minus Ardutch LTM Sales multiplied by 2%. For the avoidance of doubt, to the extent Ardutch Europe Working Capital is in between: (i) the Ardutch Europe Working Capital Target plus Ardutch LTM Sales multiplied by 2%; and (ii) the Ardutch Europe Working Capital Target minus Ardutch LTM Sales multiplied by 2%, the Ardutch Working Capital Adjustment Amount shall be zero;

“Ardutch Wrong Pocket Employee” has the meaning given in Clause 13.5;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or Tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local, including an Antitrust Authority;

“Automatic Transfer Legislation” means the Council Directive 2001/23/EC and each locally enacted piece of legislation that transposes the Council Directive into local law as amended from time to time;

“Business Day” means any day other than a Saturday, Sunday on which banks are open for general business in Amsterdam, Netherlands, Illinois, USA and the Republic of Türkiye;

“Business Warranty” means, as the context requires, a Ardutch Business Warranty or a Whirlpool Business Warranty and “Business Warranties” shall be construed accordingly;

“Business Warranty Claim” means a Claim by the Buyer in respect of a Business Warranty;

“Buyer Group” means the Buyer and any subsidiary undertaking of the Buyer, in each case from time to time, including, for the avoidance of doubt, the Group Companies from Completion, and excluding, for the avoidance of doubt, the Whirlpool Europe Group Companies prior to Completion, and “Buyer Group Company” means any one of them;

“Buyer Shares” means the Ardutch Buyer Shares and the Whirlpool Buyer Shares;

“Carve-Out Indemnity” means:

(a)	in respect of Ardutch, the indemnity in paragraph 3.1 of Schedule 3; and

(b)	in respect of Whirlpool, the indemnity in paragraph 2.1 of Schedule 3;

“Carve-Out Indemnity Claim” means a claim by the Buyer against Ardutch or a claim by the Buyer against Whirlpool (as applicable) under the relevant Carve-Out Indemnity;

“Claim” means any Warranty Claim, any Tax Covenant Claim, any Indemnity Claim and any other claim by the Buyer against a Seller or a Seller against the other Seller in respect of any other provision of any Transaction Document other than the Commercial Agreements, the Shareholders’ Agreement or the Amended Articles, whether in contract, tort or otherwise;

“Closing Adjustments” means the Ardutch Closing Adjustments and the Whirlpool Closing Adjustments;

“Closing Adjustments Statement” has the meaning given in Schedule 10;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation with any labour organisation or other authorised employee representative relating to a Group Company;

“Commercial Agreements” means the Ardutch Services Agreement, the Ardutch Brand Licence Agreement, the Engineering Services Agreement, the IP Usage Agreement, the Shared GPO Assets Agreement, the Whirlpool Brand Licence Agreement, the Whirlpool Supply Agreement, the Whirlpool Transitional Services Agreement and any other agreement which the Sellers agree in writing is a Commercial Agreement;

“Commercial Business” means a business of designing, manufacturing, maintaining, supporting, marketing, distributing, and selling (including through retail outlets) products (including parts, components, accessories, consumables and services relating thereto) for use by commercial customers or in a commercial setting such as, but not limited to, hotels, restaurants, resorts, public kitchens, ghost kitchens, convenience stores, supermarkets, laundry facilities (including communal facilities in residential complexes and accommodation facilities), educational facilities, hospitals, care settings, maritime, spas and salons, fitness centres, entertainment arenas, warehouses, factories and slaughter houses;

“Compensation Amount” means any amount payable by any party in respect of any claim under this Agreement in respect of any breach of warranty or breach of undertaking or pursuant to an obligation (howsoever expressed) to indemnify or otherwise reimburse or compensate any other party, and for the avoidance of doubt shall not include any amount payable pursuant to Clause 2 or Clause 21;

“Completion” means completion of the contribution of the Whirlpool Europe Shares in accordance with Clause 8;

“Completion Date” means the date on which Completion takes place;

“Completion Disclosure Letter” means, as the context requires, the Ardutch Completion Disclosure Letter or the Whirlpool Completion Disclosure Letter and “Completion Disclosure Letters” shall be construed accordingly;

“Conditions” means the conditions set out in Clause 4.1;

“Confidential Information” has the meaning given in Clause 22.1;

“Connected Persons” means, in respect of a person, its directors, officers and employees, consultants, advisers, auditors and accountants (other than Deloitte or PwC in respect of their obligations with respect to the preparation of the Ardutch Europe FY22 Financials or the Whirlpool Europe FY22 Financials (as applicable), or any firm of accountants appointed or engaged pursuant to the terms of Clause 2.4 and/or Schedule 10);

“Control” means:

(a)	owning or controlling (directly or indirectly) more than 50% of the voting share capital of the relevant undertaking;

(b)	being able to direct the casting of more than 50% of the votes exercisable at general meetings of the relevant undertaking on all, or substantially all, matters;

(c)	having the right to appoint or remove directors of the relevant undertaking holding a majority of the voting rights at meetings of the board on all, or substantially all, matters; or

(d)	having the power to determine the conduct of business affairs of an undertaking (whether through ownership of equity interest, partnership or other ownership interests, by contract or otherwise);

“COVID-19” means SARS-COV 2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“Direct Expenses” means expenses incurred by a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable) in connection with the purchase of either raw materials, components, or structures that are directly linked to the production of products by or on behalf of a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable);

“Disclosed” means fairly disclosed (with sufficient detail to enable the Buyer to identify the nature and scope of the matter disclosed and to form a view whether to exercise any rights in respect of such matter);

“Draft FY22 Financials” has the meaning given to it in Clause 2.2(b);

“Draft Ardutch Europe FY22 Financials” has the meaning given to it in Clause 2.2(a);

“Draft Whirlpool Europe FY22 Financials” has the meaning given to it in Clause 2.2(b);

“EBITDA” means, with respect to the FY22 Financials, the aggregate net income attributable to the companies for such period determined:

(a)

in accordance with the accounting principles, specific policies, bases, methods, practise, categorisations, definitions, procedures and techniques applied in the relevant Accounts dated 31 December 2021;

(b)

excluding any of the following items without double counting (and so that, to the extent any of the following have been charged, expensed or deducted in computing such net income they shall be added back and to the extent any of the following have been included therein they shall be deducted):

(i)

interest expense (net), including any charges paid or payable for interest payable and similar charges (including any charges in respect of the incurrence of debt or with respect to the amortization of capitalized debt issuance costs); any charges or interest resulting from finance or capital leases or other purchase arrangements; any interest income resulting from bank deposits or other financial investments;

(ii)	income tax expense/(benefit) including charges paid, due or accrued for income or corporation taxes and deferred tax or deducting any credits for income or corporation taxes and deferred tax;

(iii)	depreciation and amortization of long-term assets including any charges for depreciation and amortization including accelerated depreciation expense; and

(iv)

(A) plus or minus the adjustments (for the value as illustrated) identified through the applicable Group’s EBITDA adjustments analysis for the nine (9) month period ended September 30, 2022, as presented on Schedule 13; and (B) for the three-month period ended December 31, 2022 the adjustments as described for the applicable Group on Schedule 13.

With respect to Ardutch, EBITDA will be defined and prepared on a consistent basis with the financials as presented in Appendix 3;

“EHS Matters” means matters relating to human health, safety and welfare; the pollution or contamination of the Environment; the generation, manufacture, processing, handling, storage, distribution, use, treatment, removal, transport, disposal, release, spillage, deposit or discharge of Hazardous Substances; exposure of any person or organism to any Hazardous Substances; and/or causing any other damage to, or material adverse impact on, the Environment (including any common law or statutory nuisance);

“Employment Liabilities” means all Losses connected with or arising from any Employment Law;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention, voting agreement or any other security agreement or arrangement;

“Engineering Services Agreement” means the engineering services agreement in the Agreed Form to be entered into between the Buyer, a Ardutch Group Company and a Whirlpool Group Company at Completion;

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); and soil and land (including natural and man-made structures) and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man);

“Environmental Indemnities” means the Ardutch Environmental Indemnity and the Whirlpool Environmental Indemnity;

“Environmental Indemnity Claims” means any claim pursuant to the Ardutch Environmental Indemnity or the Whirlpool Environmental Indemnity;

“Environmental Warranty” means, as the context requires, a Whirlpool Environmental Warranty and/or a Ardutch Environmental Warranty and “Environmental Warranties” shall be construed accordingly;

“Environmental Warranty Claim” means a claim by the Buyer against a Seller in respect of an Environmental Warranty;

“Equalisation Payment Amount” means the lower of: (a) such positive amount which, if included as item (W) in the Ratio Calculation would result in the resulting percentage against the line item entitled “% share” Impacted Party being 72% if the Impacted Party is Ardutch or 22% if the Impacted Party is Whirlpool; and (b) EUR 30,000,000;

“Estimated Ardutch Europe Closing Adjustment” means Ardutch’s reasonable estimate, prepared in good faith and calculated on the basis consistent with the provisions of Schedule 10, of the Ardutch Europe Closing Adjustments to be notified by Ardutch to Whirlpool pursuant to Clause 2.6;

“Estimated Closing Adjustments Statements” has the meaning given in Clause 2.6;

“Estimated Whirlpool Europe Closing Adjustments” means Whirlpool’s reasonable estimate, prepared in good faith and calculated on the basis consistent with the provisions of Schedule 10, of the Whirlpool Europe Closing Adjustments to be notified by Whirlpool to Ardutch pursuant to Clause 2.6;

“Exchange Rate” means, with respect to a particular currency for a particular day, the reference rate for that currency against euro published by the European Central Bank around 16:00 (CET) on such day or, where no such rate is published in respect of that currency for such date, the closing mid-point spot rate of exchange for that currency into euro at the rate quoted by Bloomberg as at the close of business in London as at such date;

“Existing Tax Litigation Matter” means:

(a)	each matter listed under the tab titled “AppealsLitigation” in the Whirlpool Data Room at document 14.10.9 (entitled “Overview tax audits past 5 years”); and

(b)

any other Tax disputes, enquiries, investigations or audits by a Tax Authority to which a Whirlpool Europe Group Company is or becomes party or subject in Slovakia, Belgium and/or Italy arising out of or in connection with such matters or which are of the same or substantially the same nature as any matter referred to in paragraph (a) above in respect of a period or part-period falling prior to Completion, including, for the avoidance of doubt, the matter listed in row 18 (relating to Whirlpool Slovakia) under the tab titled “Last 5 years of audits” in the Whirlpool Data Room at document 14.10.9 (entitled “Overview tax audits past 5 years”);

“Finished Product Sourcing Spend” means expenses incurred by a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable) in connection with the purchase of finished products that are then subsequently sold by a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable);

“Framework Business Plan” means the framework business plan in respect of the Buyer Group following Completion in the Agreed Form;

“Fundamental Warranty” means, as the context requires, any Ardutch Fundamental Warranties and/or any Whirlpool Fundamental Warranties and “Fundamental Warranties” shall be construed accordingly;

“Fundamental Warranty Claim” means a claim by the Buyer and/or Whirlpool in respect of a Ardutch Fundamental Warranty or a claim by the Buyer and/or Ardutch in respect of a Whirlpool Fundamental Warranty, as the context requires;

“FY22 Financials” means the Ardutch Europe FY22 Financials and the Whirlpool Europe FY22 Financials;

“FY22 Financials Appointment Notice” has the meaning given to it in Clause 2.5;

“FY22 Financials Disagreement Notice” has the meaning given to it in Clause 2.4;

“FY22 Financials Disputed Item” has the meaning given to it in Clause 2.4;

“GIS Spend” means expenses incurred in connection with the maintenance of the Whirlpool Europe Group’s or the Ardutch Europe Group’s (as applicable) information technology systems and infrastructure;

“Group” means the Whirlpool Europe Group and the Ardutch Europe Group;

“Group Company” means any member of the Group;

“Group Information Schedule” means the schedule setting out particulars of the Buyer, the Ardutch Europe Group Companies, the Ardutch Properties, the Whirlpool Europe Group Companies and the Whirlpool Properties in the Agreed Form;

“Guaranteed Obligations” means:

(a)

in respect of the guarantee from the Ardutch Guarantor: (i) all of Ardutch’s obligations; (ii) all of the Buyer’s obligations arising in respect of the period before or at Completion under Clauses 3.2, 4.2, 5.12, 8, 16, 22, paragraph 2 of Schedule 2 and, in the event that this Agreement terminates or is terminated prior to Completion, the Surviving Provisions; and (iii) the Buyer’s obligations under or in respect of Clauses 2.13, 2.14, 10, 13, 17.1 and 21, in each case under or in respect of this Agreement; and

(b)	in respect of the guarantee from the Whirlpool Guarantor, all of Whirlpool’s obligations under or in respect of this Agreement;

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment;

“HVAC” means heating, ventilating and air conditioning, being; all air conditioners including residential split and multi split air conditioners, portable air conditioners, light commercial and commercial air conditioners, commercial heating and cooling products, fancoils, ventilators, air fans, air coolers, air purifiers, humidifiers, dehumidifiers, indoor and outdoor space heaters, including combination of air fan-heater-air purifier-humidifier-dehumidifier, air quality devices, all air-to-water heat pumps, ground source heat pumps, gas boiler storage electric water heater, gas water heater, instant water heater, solar water heater, water dispenser, water purifiers, solar energy and all category related components, spare parts, consumables and accessories for each of the foregoing;

“HVAC Business” means the business of designing, developing, manufacturing, producing, exporting, importing, advertising, selling (including refurbished sales and rental business models), marketing, distributing, recycling HVAC products and providing after sales products and after sales services in relation to HVAC products;

“Impacted Ardutch Net PP&E” means the Net PP&E of the Ardutch Europe Group, taken as a whole (and without taking into account depreciation in the ordinary course of business) and as calculated on the PP&E Calculation Date in accordance with the methodologies, basis, policies and procedures used in the relevant FY22 Financials and excluding any detrimental impact arising out of the matters referred to in paragraphs (i) to (v) (inclusive) of the definition of Major PPE Impact Event;

“Impacted Ardutch Net PP&E Excess Amount” means an amount equal to the difference between the Impacted Ardutch Net PP&E and the Impacted Ardutch Net PP&E Threshold Amount, expressed as a positive number;

“Impacted Ardutch Net PP&E Threshold Amount” means an amount equal to the product of the value of the Net PP&E of the Ardutch Europe Group as set out in the Ardutch Europe FY22 Financials multiplied by 0.7;

“Impacted Whirlpool Net PP&E” means the Net PP&E of the Whirlpool Europe Group, taken as a whole (and without taking into account depreciation in the ordinary course of business) and as calculated on the PP&E Calculation Date in accordance with the methodologies, basis, policies and procedures used in the relevant FY22 Financials and excluding any detrimental impact arising out of the matters referred to in paragraphs (i) to (v) (inclusive) of the definition of Major PPE Impact Event;

“Impacted Whirlpool Net PP&E Excess Amount” means an amount equal to the difference between the Impacted Whirlpool Net PP&E and the Impacted Whirlpool Net PP&E Threshold Amount, expressed as a positive number;

“Impacted Net PP&E Threshold Amount” means the Impacted Ardutch Net PP&E Threshold Amount and/or the Impacted Whirlpool Net PP&E Threshold Amount, as the context requires;

“Impacted Whirlpool Net PP&E Threshold Amount” means an amount equal to the product of the value of the Net PP&E of the Whirlpool Europe Group as set out in the Whirlpool Europe FY22 Financials multiplied by 0.7;

“Indemnity” means each of the Carve-Out Indemnities, the Product Liability Indemnities, the Ardutch Retained Liability Indemnity, the Whirlpool Retained Liability Indemnity and the Environmental Indemnities;

“Indemnity Claim” means a claim in respect of an Indemnity;

“Indirect Expenses” means expenses incurred by a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable) in connection with the management and coordination of the production of products by a Whirlpool Europe Group Company or a Ardutch Europe Group Company (as applicable), but which are not incurred in relation to a specific product;

“Initial Budget” has the meaning given in the Shareholders’ Agreement;

“Initial Business Plan” has the meaning given in the Shareholders’ Agreement;

“Initial Directors” means such persons as are notified in accordance with Clause 5.11;

“Initial Managers” means such persons as may be agreed in writing between Whirlpool and Ardutch as initial CEO and initial CFO of the Buyer with effect from Completion, together with any other such persons as may be agreed in writing between Whirlpool and Ardutch as being initial managers to be appointed with effect from Completion;

“Initial Ardutch Share Proportion” means 75%;

“Initial Whirlpool Share Proportion” means 25%;

“InSinkErator Business” means the Whirlpool Group’s business of designing, manufacturing, maintaining, supporting, marketing, distributing, and selling: (i) food waste disposal systems; (ii) water dispensing, heating, chilling and filtration systems; (iii) pulpers, collectors and other appliances; and (iv) related products, together with complementary, adjacent or supplemental product extensions, components, accessories, and services for in-home or commercial use, including any of the foregoing currently under the brand names InSinkErator, Badger, Evolution, Evergrind, PowerRinse and Grind2Energy and including the business as carried on following any bolt-on acquisitions, whether such activities are conducted directly by any member of the Whirlpool Group or on their behalf by a third party;

“Intellectual Property” means all rights in patents, utility models, trade marks, service marks, logos, getup, trade names, company names, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, plant variety rights, confidential information and knowledge (including Know-how), and rights protecting goodwill and reputation, in all cases whether registered or unregistered; all other forms of protection having a similar nature or effect which subsist anywhere in the world to any of the foregoing and applications for or registrations of any of the foregoing rights and all rights to bring, make, oppose, defend, appeal proceedings, claims or actions and obtain relief in respect of any infringement, or any other cause of action (including passing off and unfair competition) arising from any of the foregoing rights, all rights to claim priority in such rights, and all rights to apply for and be granted any extensions, renewals, or amendments of or to such rights;

“Intra-Group Payable” means any amounts owing from:

(a)

in the case of Ardutch, a Ardutch Europe Group Company or Buyer Group Company on the one hand to a Ardutch Group Company (other than a Ardutch Europe Group Company or a Buyer Group Company) or Koç Holding or its Affiliates (other than a Buyer Group Company) on the other hand; and

(b)	in the case of Whirlpool, a Whirlpool Europe Group Company on the one hand to a Whirlpool Retained Group Company on the other hand,

in each case excluding any Intra-Group Trading Amount;

“Intra-Group Receivable” means any amounts owing from:

(a)

in the case of Ardutch, a Ardutch Group Company (other than a Ardutch Europe Group Company or a Buyer Group Company) or Koç Holding or its Affiliates (other than a Buyer Group Company) on the one hand to a Ardutch Europe Group Company or Buyer Group Company on the other hand; and

(b)	in the case of Whirlpool, a Whirlpool Retained Group Company on the one hand to a Whirlpool Europe Group Company on the other hand, in each case excluding any Intra-Group Trading Amount;

“Intra-Group Trading Amount” means activity related to the sales and purchases of goods and services among Whirlpool/Ardutch and its wholly owned subsidiaries as part of normal course of business. For the avoidance of doubt, Intra-Group Trading Amount shall exclude any amounts related to shared services and any amounts that are aged greater than 30 days since the date of invoice;

“IP Usage Agreement” means the IP usage agreement in the Agreed Form to be entered into between the Buyer, a Ardutch Group Company and a Whirlpool Group Company at Completion;

“Know-how” means inventions, discoveries, improvements, processes, formulae, trade secrets, techniques, specifications, technical information, methods, tests, reports, component lists, manuals, instructions, drawings and information relating to customers and suppliers, in each case, used by the Whirlpool Europe Business relating to the Whirlpool Europe Business or the Ardutch Europe Business relating to the Ardutch Europe Business (as applicable);

“Koç Holding” means Koç Holding A.Ş.;

“Irrecoverable VAT” means any amount in respect of VAT which a person has incurred which neither that person nor any other member of any VAT group of which such person is a member is able to recover, using all reasonable endeavours (by way of credit, repayment, refund or otherwise) from any relevant Tax Authority pursuant to and determined in accordance with any relevant Laws;

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Lease Liabilities” means, of the Ardutch Europe Group or Whirlpool Europe Group, as applicable, as of immediately prior to Completion, any obligation for a lease classified as an operating lease, capital lease or finance lease in the Accounts and any obligations of new leases commencing after 30 September 2022, in accordance with the same policies as applied in the applicable Accounts;

“Lease (IFRS 16) Adjustment” means, the value (expressed as a positive number) of the last three (3) year average as at the Completion Date, of all lease expenses excluding any lease expense associated with leases having a term of less than a year for Whirlpool, provided that the quarterly values for the periods prior to 30 September 2022 shall be the amounts reflected in Schedule 11;

“Longstop Date” means 11:59 p.m. on the first anniversary of the date of this Agreement or such later time and date as may be agreed in writing between Ardutch and Whirlpool;

“Losses” means all charges, losses, liabilities, damages, claims, Taxes, demands, proceedings, penalties and reasonable costs, expenses, legal and other professional fees;

“LTM Sales” means: (a) with respect to Whirlpool, net sales for the last twelve months as of the last full month ended prior to Completion, determined in accordance with the same practices, policies and procedures used in preparing the net sales presented in the Whirlpool Accounts dated 31 December 2021 (“Whirlpool LTM Sales”); and (b) with respect to Ardutch, net sales for the last twelve months as of the last full month ended prior to Completion, determined in accordance with the same practices, policies and procedures used in preparing net sales presented in the Ardutch Accounts dated 31 December 2021 (“Ardutch LTM Sales”). For the avoidance of doubt, net sales and net revenue shall have the same meaning and the last twelve months and trailing twelve months shall have the same meaning;

“Major PPE Impact Event” means the occurrence of any matter or event (or series of matters or events) arising on or after the date of this Agreement and before the PP&E Calculation Date which results in the Net PP&E of the Ardutch Europe Group or the Whirlpool Europe Group (as applicable), taken as a whole (and without taking into account depreciation in the ordinary course of business) and as calculated as at the PP&E Calculation Date and in accordance with the methodologies, basis, policies and procedures used in the relevant FY22 Financials, being less than:

(a)	in the case of the Ardutch Europe Group, the product of 0.7 multiplied by an amount equal to the Net PP&E for the Ardutch Europe Group in the Ardutch Europe FY22 Financials; and

(b)	in the case of the Whirlpool Europe Group, the product of 0.7 multiplied by an amount equal to the Net PP&E for the Whirlpool Europe Group in the Whirlpool Europe FY22 Financials,

(and in calculating the value of the Net PP&E at the PP&E Calculation Date, if the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) has ceased to enjoy the benefit of a specific item of property plant or equipment to which value is attributed in the relevant FY22 Financials as a result of nationalisation, expropriation or seizure by any Authority (howsoever effected) of that property, plant or equipment, such property, plant or equipment shall be attributed a value of zero), excluding in each case:

(i)

any matters or events generally affecting businesses engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe except to the extent that such matter(s) or event(s) disproportionately affect the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) relative to other companies engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe;

(ii)	changes or conditions affecting the global economy or changes in financial markets, interest rates, exchange rates, commodity prices or other general economic conditions;

(iii)	acts of war or terrorism;

(iv)	anything arising as a result of an action taken by a trade union, works council, staff association or other body representing employees; or

(v)

changes to applicable Laws or accounting practices except to the extent that any such change: (A) disproportionately affects the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) relative to other companies engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe; or (B) requires or otherwise results in the nationalisation, expropriation or seizure by any Authority (howsoever effected) of any asset of the Ardutch Europe Group or the Whirlpool Europe Group (as applicable);

“Material PPE Impact Event” means the occurrence of any matter or event (or series of matters or events) arising on or after the date of this Agreement and before the PP&E Calculation Date which results in the Net PP&E of the Ardutch Europe Group or the Whirlpool Europe Group (as applicable), taken as a whole (and without taking into account depreciation in the ordinary course of business) and as calculated as at the PP&E Calculation Date and in accordance with the methodologies, basis, policies and procedures used in the relevant FY22 Financials:

(a)

in the case of the Ardutch Europe Group, equal to or less than the product of 0.9 multiplied by an amount equal to the Net PP&E for the Ardutch Europe Group in the Ardutch Europe FY22 Financials, but equal to or more than the product of 0.7 multiplied by an amount equal to the Net PP&E for the Ardutch Europe Group in the Ardutch Europe FY22 Financials; and

(b)

in the case of the Whirlpool Europe Group, equal to or less than the product of 0.9 multiplied by an amount equal to the Net PP&E for the Whirlpool Europe Group in the Whirlpool Europe FY22 Accounts, but equal to or more than the product of 0.7 multiplied by an amount equal to the Net PP&E for the Whirlpool Europe Group in the Whirlpool Europe FY22 Financials,

(and in calculating the value of the Net PP&E at PP&E Calculation Date, if the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) has ceased to enjoy the benefit of a specific item of property plant or equipment to which value is attributed in the relevant FY22 Financials as a result of nationalisation, expropriation or seizure by any Authority (howsoever effected) of that property, plant or equipment, such property, plant or equipment shall be attributed a value of zero), excluding in each case:

(i)

any matters or events generally affecting businesses engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe except to the extent that such matter(s) or event(s) disproportionately affect the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) relative to other companies engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe;

(ii)	changes or conditions affecting the global economy or changes in financial markets, interest rates, exchange rates, commodity prices or other general economic conditions;

(iii)	acts of war or terrorism;

(iv)	anything arising as a result of an action taken by a trade union, works council, staff association or other body representing employees; or

(v)

changes to applicable Laws or accounting practices except to the extent that any such change: (A) disproportionately affects the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) relative to other companies engaged in the design, manufacture, production, marketing, provision of after-sales services and sale of any MDA and SDA products in Europe; or (B) requires or otherwise results in the nationalisation, expropriation or seizure by any Authority (howsoever effected) of any asset of the Ardutch Europe Group or the Whirlpool Europe Group (as applicable);

“MDA” means major domestic appliances being refrigerators, freezers, ice makers, wine coolers (including combination refrigerators/freezers/ice makers/wine coolers), clothes washers (front load/top load), clothes dryers, washer dryers, dishwashers, built-in dishwashers, built-in ovens, mini-midi ovens, warming drawers, built-in vacuum drawers, built-in domestic blast chillers for residential use, built-in microwaves, freestanding microwaves, microwave/hood combinations, built-in hobs, free standing hobs, free standing cookers (including range cookers), hoods, built-in coffee machines, including associated accessories (including water filters and micro fibre filters), components, consumables and spare parts for each of the foregoing;

“MENA Business” means the Whirlpool Group’s business as carried on in the Relevant MENA Territories of import, advertising, selling, marketing, distribution, after sales products and after sales services, of refrigerators, freezers, ice makers, wine coolers (including combination refrigerators/freezers/ice makers/wine coolers), clothes washers (front load/top load), clothes dryers, washer dryers, dishwashers, built-in dishwashers, built-in ovens, warming drawers, built-in microwaves, freestanding microwaves, microwave/hood combinations, built-in hobs, free standing cookers (including range cookers), hoods, built-in coffee machines, including associated accessories, components, consumables and any kind of spare parts for each of the foregoing, air conditioners, and any kind of consumables relating to the same;

“MENA Carve-Out Condition” means any condition included in the MENA SPA (if entered into) in respect of any carve-out required in respect of the business which is the subject matter of the MENA SPA;

“MENA Debt Like Item” means the portion of Net Debt that relates to MENA;

“MENA SPA” means a share purchase agreement relating to the share capital of Whirlpool Maroc S.a r.l (Morocco) and Whirlpool MEEA (UAE);

“MENA SPA Date” means the date falling six weeks after the date of this Agreement, or such other date as Whirlpool and Ardutch may agree in writing;

“MENA Shares” means the shares which are the subject matter of the MENA SPA;

“Net Debt” means an amount (expressed as a positive or negative number), calculated without duplication, equal to:

(a)

the aggregate amount of unrestricted cash, cash equivalents, and marketable securities (in each case with original maturities of three months or less) for Ardutch Europe Group or Whirlpool Europe Group, as applicable, as of immediately prior to Completion, provided that this clause (a) shall be determined: (i) net of all checks written by the applicable Group, but not cleared; and (ii) including any deposits in transit and the amount of any cash and checks previously received by the applicable Group or their respective banks, whether or not cleared, minus,

(b)

the aggregate amount (including the current and long-term portions thereof) of the principle, interest, penalties, fees, expenses, and early termination fees relating to: (i) all indebtedness for borrowed money; (ii) indebtedness evidenced by any note, debenture, or other debt instrument or debt security, including any bank overdraft positions; and (iii) obligations under any performance bond or letter of credit (to the extent drawn), in each case as of immediately prior to the Completion, minus,

(c)	the amount of any Intra-Group Payable as of immediately prior to Closing net of the amount of any Intra-Group Receivable actually received in cash prior to the finalization of the Closing Adjustments;

“Net PP&E” means, in respect of the relevant entity, all buildings, machinery, equipment, and other assets that are: (a) classified as property, plant and equipment in the financial statements (net of accumulated depreciation) prepared in accordance with the principles applied in the FY22 Financials; and (b) in which the applicable entity has valid title to, or a valid and enforceable interest in, and uses in the conduct of their business as conducted as of the date hereof, free and clear of all liens;

“Non-Wrong Pockets Item” means:

(a)	any employee contract dealt with in Clauses 13.5 to 13.10 (inclusive);

(b)	any Whirlpool Exclusive Contract and/or any Whirlpool Shared Contract to which the final paragraph of paragraph 5.3 and/or paragraph 5.7 of Part A Schedule 4 applies;

(c)	any Ardutch Exclusive Contract to which to which paragraph 7.7 of Part B Schedule 4 applies; and

(d)	any Ardutch Shared Contract to which paragraphs 7.4 of Part B Schedule 4 applies;

“Notary” means a civil law notary (notaris) holding office with Clifford Chance LLP, Amsterdam, Netherlands, or one of their deputies;

“Omitted Service” has the meaning given to it under the Whirlpool Transitional Services Agreement;

“Pension Benefits” means any pension, superannuation, retirement (including early retirement) incapacity, sickness, disability, accident, healthcare or death benefits (including in the form of a lump sum);

“Pension Guarantee” means the guarantee in place as at the date of this Agreement between the Whirlpool Guarantor and the Pension Scheme Trustee;

“Pension Scheme Trustee” means the trustees of the Whirlpool UK Appliances Ltd Pension Scheme;

“Personal Data” has the meaning given by the Applicable Data Protection Laws;

“PP&E Calculation Date” means the Primary Condition Date or, if the Primary Condition Date falls 10 or more Business Days prior to the Completion Date, the date falling 10 Business Days prior to the Completion Date;

“Primary Condition Date” means the date on which the last of the Primary Conditions to be satisfied or waived is satisfied or waived;

“Primary Conditions” means the Conditions set out in Clauses 4.1(a) to 4.1(d) (inclusive);

“Product Liability Indemnities” means the Ardutch Product Liability Indemnity and the Whirlpool Product Liability Indemnity;

“Product Liability Indemnity Claim” means any claim pursuant to the Whirlpool Product Liability Indemnity or the Ardutch Product Liability Indemnity;

“Product Liability Recall Claim” means a Ardutch Product Liability Recall Claim and a Whirlpool Product Liability Recall Claim;

“Property” means each of the Whirlpool Properties and/or the Ardutch Properties (as the context requires);

“Ratio Calculation” means the calculation set out in Schedule 12;

“Regulatory Conditions” means the conditions set out in Clause 4.1(c);

“Relevant MENA Territories” means Algeria, Bahrain, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates and Yemen;

“Relevant Tax Reliefs” has the meaning given in Clause 21;

“Relevant Territories” means Albania, Andorra, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Faroe Islands, Finland, France, Germany, Greece, Guernsey, Hungary, Iceland, Ireland, Isle of Man, Italy, Jersey, Kosovo, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Moldova, Montenegro, the Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Ukraine, the United Kingdom of Great Britain and Northern Ireland and Monaco;

“Relief” means:

(a)	any loss, relief, allowance or credit, in respect of any Tax and any deduction in computing income, profits or gains for the purposes of any Tax; or

(b)	any right to a refund or repayment of Tax, or to a payment from a Tax Authority in respect of Tax,

and any reference to the use or set off of a Relief shall be construed accordingly;

“Representatives” means

(a)	in relation to the Buyer, any member of the Buyer Group and their respective directors, officers, employees, agents, consultants, advisers, auditors and accountants; and

(b)	in relation to any other person, its Affiliates and its and their respective directors, officers, employees, agents, consultants, advisers, auditors and accountants;

“Restricted Business” means:

(a)	in respect of the Whirlpool Shareholder and the Whirlpool Group any business which is in direct or potential competition with:

(i)	any part of the Whirlpool Europe Business; or

(ii)

any part of the Ardutch Europe Business (excluding SDA), provided that if the entire Ardutch Europe Business has not been transferred to the Buyer in accordance with the Ardutch Carve-Out Principles, for the purposes of this limb (ii), the Ardutch Europe Business shall mean only the part of the Ardutch Europe Business which has been so transferred; and

(b)	in respect of the Ardutch Shareholder and the Ardutch Group:

(i)	any business which is in direct or potential competition with any part of the business of the Ardutch Europe Business; or

(ii)

any part of the Whirlpool Europe Business, provided that if the entire Whirlpool Europe Business has not been transferred to the Buyer in accordance with the Whirlpool Carve-Out Principles, for the purposes of this limb (ii), the Whirlpool Europe Business shall mean only the part of the Whirlpool Europe Business which has been so transferred;

“Restricted Transferee” has the meaning given in the Shareholders’ Agreement;

“Sanctioned Person” means a person or entity that is the target of Sanctions, including any person or entity:

(a)

listed in any Sanctions-related list of designated persons or entities, maintained by the U.S. government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, and the U.S. Department of State), the United Nations Security Council, the European Union, any member state of the European Union, or the United Kingdom;

(b)	that is, or is part of, a government of a Sanctioned Territory;

(c)	that is located, organised or residing in any Sanctioned Territory; or

(d)	50% or more directly or indirectly owned or controlled by any of the foregoing, or acting for or on behalf of any of the foregoing;

“Sanctioned Territory” means, at any time, a country or territory that is itself the target of comprehensive Sanctions, which currently comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic;

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the U.S. government, the United Nations Security Council, the European Union, any member state of the European Union, or the United Kingdom;

“Scheduled Completion Date” has the meaning given in Clause 8.6;

“SDA” means small domestic appliances, being: (i) kitchen appliances (including bread makers, juice extractors, juicers, kettles, slow juicers, sandwich makers, toasters, tea makers, contact grills, samovars, soda makers, milk frothers, coffee grinders, espresso makers, coffee machines, filter coffee makers, fryers, hot air fryers, dessert/yoghurt makers, rice cookers, multi cookers, grills, electrical cooking pots, egg boilers, portable induction hobs, choppers, hand blenders, mixers, meat mincers, grinders and table top blenders); (ii) vacuum cleaners (including canisters, rechargeable sticks and robotic cleaners); (iii) irons (including garment steamers, steam generators, steam irons and dry irons); (iv) personal care appliances (including body groomers, hair dryers, hair stylers, hot air brushes, hair clippers, shavers, trimmers, electrical toothbrushes, scalers, baby care products, ultrasonic cleaners, UV devices, dental care devices, electric cosmetics, facial steamers and massage device); and (v) all category related components, spare parts, consumables and accessories for each of the foregoing;

“Seller Group” means each member of the Whirlpool Group and/or the Ardutch Group, as the context requires;

“Seller Wrong Pockets Item” has the meaning given in Clause 13.1(b);

“Shared GPO Assets” means those assets set out in the tabs titled “Shared GPO Assets (Via Corsi)” and “Shared GPO Assets (Via Cassinetta)” in document 4.2.15 in the Whirlpool Data Room;

“Shared GPO Assets Agreement” means an agreement between a Whirlpool Group Company and a Buyer Group Company in respect of the Shared GPO Assets pursuant to which the Whirlpool Group retains access to, and use of, the Shared GPO Assets;

“Shareholders’ Agreement” means the shareholders’ agreement relating to the Buyer in the Agreed Form to be entered into between Ardutch, the Ardutch Guarantor, the Buyer, Whirlpool and the Whirlpool Guarantor at Completion;

“Special Tax Covenant Claim” means a Claim by the Buyer (in respect of itself or any other Group Company) under the Whirlpool Tax Covenant in respect of an Existing Tax Litigation Matter;

“Surviving Provisions” means Clauses 1, 22, 23, 25 and 27 to 36 (inclusive);

“Target Group Wrong Pockets Item” has the meaning given in Clause 13.2;

“Tax” or “Taxation” includes:

(a)	taxes on gross or net income, profits and gains; and

(b)

all other taxes, levies, duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, value added, sales, use, stamp, occupation, transfer, franchise or payroll taxes and any social security or social fund contributions, wherever imposed in the world and whether national, federal, provincial, state, local or municipal, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

“Tax Authority” means any governmental, national, state, federal, provincial, municipal, local or other fiscal, revenue, customs or excise authority, body or official, in any jurisdiction, with responsibility for, and competent to impose, levy, assess, collect or administer any form of Tax;

“Tax Carve-Out Claim” means a Claim by the Buyer:

(a)	against Whirlpool in respect of a Carve-Out Tax Liability as defined in Schedule 8; and

(b)	against Ardutch in respect of a Carve-Out Tax Liability as defined in Schedule 9;

“Tax Claim” means a Tax Warranty Claim or a Tax Covenant Claim;

“Tax Covenant” means the Whirlpool Tax Covenant and/or the Ardutch Tax Covenant (as applicable);

“Tax Covenant Claim” means a Claim by the Buyer against Whirlpool or Ardutch (as applicable) in respect of the relevant Tax Covenant (including, for the avoidance of doubt, a Tax Carve-Out Claim and a Special Tax Covenant Claim);

“Tax Return” means any return, declaration, report, notice, claim for refund, information return or statement of any kind relating to Tax, filed or required to be filed with a Tax Authority, including any schedule, supplement or attachment thereto, and including any amendment thereof;

“Tax Warranties” means the Ardutch Tax Warranties and the Whirlpool Tax Warranties;

“Tax Warranty Claim” means a Claim by the Buyer against Whirlpool or Ardutch (as applicable) in respect of a Tax Warranty;

“Third Party Consent” means a third-party consent or waiver that is required for any member of the Whirlpool Europe Group or Ardutch Europe Group (as applicable) to continue to enjoy or exercise its rights pursuant to a Whirlpool Material Contract or Ardutch Material Contract (as applicable) after Completion without the counterparty having a right to terminate or revoke such Whirlpool Material Contract or Ardutch Material Contract (as applicable) or impose other adverse terms under it;

“Third Party Guarantees” means any guarantees, bonds, credit support arrangements, indemnities and letters of comfort of any nature given:

(a)	to a third party by any Group Company in respect of any obligation of any Seller or any other member of its Seller Group; or

(b)	to a third party by any Seller or a member of its Seller Group in respect of any obligation of any Group Company,

including (but not limited to) those which are specifically identified, in case of a Whirlpool Group Company, in document 14.5.8 in the Whirlpool Data Room and, in case of a Ardutch Group Company, in document 4.3.2 in the Ardutch Data Room, but excluding the Pension Guarantee;

“Trade Partners” means third parties that a Whirlpool Europe Company or Ardutch Europe Group Company (as applicable) uses to facilitate the sale of products to end customers;

“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;

“Transaction Costs” means any amounts in respect of professional or other fees and expenses (for the avoidance of doubt, including disbursements) paid or agreed to be paid or incurred or owing in connection with the Transaction (for the avoidance of doubt, including in connection with any Seller’s due diligence in connection with the Transaction) but excluding any immaterial costs which were or are required to be incurred in respect of the relevant company’s incorporation or ongoing filing obligations or administration;

“Transaction Documents” means this Agreement and the Ancillary Documents;

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period;

“UK Defined Benefit Schemes” means the Whirlpool UK Pension Scheme and the Whirlpool UK Appliances Ltd Pension Scheme;

“VAT” means:

(a)	any value added tax imposed by the United Kingdom Value Added Tax Act 1994;

(b)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)

any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere;

“Warranted Buyer Group” means the Ardutch Europe Group and the Buyer Group and “Warranted Buyer Group Company” means any one of them;

“Warranties” means the Whirlpool Warranties and/or the Ardutch Warranties, as the context requires;

“Warranty Claim” means a Fundamental Warranty Claim, a Business Warranty Claim, a Tax Warranty Claim or an Environmental Warranty Claim;

“Wrong Pocket Employee” has the meaning given in Clause 13.5;

“Whirlpool Accounts” means:

(a)	the consolidated carve-out balance sheet and related profit and loss account for the full year ended 31 December 2020 in respect of the Whirlpool Europe Group as set out at Appendix 4;

(b)	the consolidated carve-out balance sheet and related profit and loss account for the full year ended 31 December 2021 in respect of the Whirlpool Europe Group as set out at Appendix 4; and

(c)	the consolidated carve-out balance sheet and related profit and loss account for the nine months ended 30 September 2022 in respect of the Whirlpool Europe Group as set out at Appendix 4;

The Whirlpool Accounts have been derived from the books and records of Whirlpool Guarantor and its subsidiaries (together “Whirlpool Corporation Group”) and have been prepared in accordance with US GAAP in all material respects except for the items set forth below:

(i)	the Whirlpool Accounts do not include a Statement of Cash Flows, a Statement of Owner’s Equity or financial footnotes for any of the periods listed above;

(ii)

the Whirlpool Corporation Group provides services to a variety of affiliates and divisions on a corporate-wide basis including Whirlpool Europe Group. These services are charged and reflected in the profit and loss accounts of Whirlpool Europe Group. Certain charges are based on an internal allocation methodology, which may not accurately represent the true operating costs of Whirlpool Europe Group;

(iii)

the Whirlpool Accounts may not include all reclassification adjustments of items on the balance sheet or income statement (i.e., adjustments that have no net impact on stockholders’ equity (net parent investment) or net earnings, respectively. Reclassification adjustments which are otherwise not material to the consolidated financial statements of Whirlpool Corporation Group may not be reflected in the Whirlpool Accounts;

(iv)

the Whirlpool Accounts reflect certain intercompany transactions, including but not limited to: (A) purchases and sales of goods and services in the ordinary course of business; (B) cash pooling arrangements; and (C) other financing arrangements, that reflect Whirlpool Corporation Group policy. In addition, the Whirlpool Accounts reflect intercompany balances, which may be reclassified to shareholders’ equity (net parent investment) for carve-out financial statement purposes. Intercompany amounts have not been adjusted, modified or removed for GAAP carve-out purposes;

(v)

the Whirlpool Accounts do not include adjustments that may result from the requirement to re-assess the determination of the unit of account (i.e., reporting units) at which goodwill or indefinite lived intangible assets is tested for impairment for carve-out financial statement purposes;

(vi)

income tax assumptions and balances, including assets, liabilities and expenses are recorded for purposes of the Whirlpool Corporation Group consolidated financial statements. No adjustments have been made to tax balances in the Whirlpool Accounts and the Whirlpool Accounts are not indicative of the tax balances that would be reflected for GAAP purposes. Likewise, the Whirlpool Accounts do not include adjustments resulting from the requirement to account for income taxes by the “separate return method” for carve-out financial statement purposes;

(vii)

the Whirlpool Accounts may not include adjustments that result from the application of a Whirlpool Europe Group specific materiality threshold, which are otherwise not material to the consolidated financial statements of Whirlpool Corporation Group; and

(viii)

the Whirlpool Accounts include non-GAAP adjustments by management to align with the Whirlpool Corporation Group’s segment reporting and assessment of the business in a given period. In connection with this assessment, it may exclude matters that normally would be reflected in the financial operations under GAAP;

The following items are not reflected in the Whirlpool Accounts:

(A)	the removal of certain assets, liabilities and expense balances booked between the legal entity close and consolidated close for legal entities that are outside the Whirlpool Perimeter; and

(B)	the removal of certain indirect costs pertaining to brands that are outside of the Whirlpool Perimeter;

(C)	the removal of assets, liabilities, revenues and expenses for Whirlpool’ MENA operations that are outside the Whirlpool Perimeter;

“Whirlpool Agreed Perimeter” has the meaning given in paragraph 2.1 of Part A of Schedule 4;

“Whirlpool Authorised Person” means

“Whirlpool Awards” has the meaning given in Clause 19.1(a);

“Whirlpool Bank Account” means such account as Whirlpool shall notify to the relevant payer(s) and the relevant payer(s) may consent to (such consent not to be unreasonably withheld, delayed or conditioned) at least five Business Days before the relevant due date for such payment;

“Whirlpool Brand Licence Agreement” means the brand licence agreement in the Agreed Form to be entered into between Whirlpool Properties Inc. and the Buyer at Completion;

“Whirlpool Business Warranty” means a Whirlpool Warranty other than a Whirlpool Fundamental Warranty or a Whirlpool Tax Warranty and “Whirlpool Business Warranties” means all such Warranties;

“Whirlpool Buyer Shares” means the ordinary shares in the capital of the Buyer to be issued to Whirlpool pursuant to Clause 3.2, being such number of ordinary shares in the capital of the Buyer as will, immediately following their issue to Whirlpool, represent the Whirlpool Completion Share Proportion of the issued and outstanding share capital of the Buyer;

“Whirlpool Carve-Out” has the meaning given in Clause 7.5(a);

“Whirlpool Carve-Out Principles” means the principles applicable to the Whirlpool Carve-Out set out in Schedule 4;

“Whirlpool Carve-Out Steps” means the steps set out in the Whirlpool Carve-Out Steps Plan;

“Whirlpool Carve-Out Steps Overview” means the steps plan in the Agreed Form setting out an overview of the steps for implementing the Whirlpool Carve-Out;

“Whirlpool Carve-Out Steps Plan” means the steps plan in the Agreed Form setting out the steps for implementing the Whirlpool Carve-Out;

“Whirlpool Change of Control Properties” means the following real estate interests leased by Whirlpool Perimeter Direct Entities:

(a)	premises at Siena, Viale Toselli n. 7/9, Italy, which are occupied by Whirlpool EMEA S.p.A. pursuant to a lease dated 6 August 2020;

(b)	premises at ul. Merloniego 4, Radomsko, Poland, which are occupied by Whirlpool Company Polska Sp.zo.o pursuant to a lease dated 9 November 2021; and

(c)	premises at ul. Dabrowskiego 216-234, Lodz, Poland, which are occupied by Whirlpool Company Polska Sp.zo.o pursuant to a lease dated 16 May 2013;

“Whirlpool Closing Adjustments” includes the Net Debt, MENA Net Debt Like Item, the Lease Liabilities, the Lease (IFRS16) Adjustment, Whirlpool Europe Working Capital, LTM Sales and the Whirlpool Working Capital Adjustment Amount, in each case for the Whirlpool Europe Group;

“Whirlpool Closing Adjustments Statement” has the meaning given in paragraph 1.5 of Schedule 10;

“Whirlpool Completion Disclosure Letter” means the disclosure letter dated the Completion Date, written and delivered by or on behalf of Whirlpool to the Buyer and Ardutch immediately before Completion and which is in substantially the same form as the Agreed Form (other than in respect of any specific disclosures against a Whirlpool Business Warranty or a Whirlpool Tax Warranty in respect of any facts, matters, events or circumstances which first arise or occur after the date of this Agreement);

“Whirlpool Completion Share Proportion” has the meaning given in Clause 2.7;

“Whirlpool Data Room” means the electronic data room hosted by Intralinks with the name “Project E+” at 11:07 p.m on 12 January 2023;

“Whirlpool Data Room USB Stick” means the USB memory stick containing the contents of the Whirlpool Data Room;

“Whirlpool Director” has the meaning given in the Shareholders’ Agreement;

“Whirlpool Disclosure Letter” means the disclosure letter dated the date of this Agreement, written and delivered by or on behalf of Whirlpool to the Buyer and Ardutch;

“Whirlpool Dutch Business” means the part of the Whirlpool Europe Business carried out in the Netherlands by Whirlpool Dutch OpCo;

“Whirlpool Dutch Carve-Out” means such part of the Whirlpool Carve-Out as relates to the Whirlpool Dutch Business or Whirlpool Dutch OpCo;

“Whirlpool Dutch Employee Consultation Process” has the meaning given in Clause 7.9(a);

“Whirlpool Dutch OpCo” means Whirlpool Nederland B.V., a company incorporated under the laws of the Netherlands, being the company operating the Whirlpool Dutch Business;

“Whirlpool Dutch Put Option” has the meaning given in Clause 7.9(d);

“Whirlpool Dutch Put Option Exercise Date” has the meaning given in Clause 7.9(f);

“Whirlpool Dutch Put Option Letter” means the letter entered into between the Whirlpool Guarantor, Whirlpool Europe and Ardutch on the date of this Agreement relating to the Whirlpool Dutch Put Option;

“Whirlpool Dutch SER Notification Process” has the meaning given in Clause 7.9(a);

“Whirlpool In-Scope Employee” has the meaning given in paragraph 2.1(c) of Schedule 4;

“Whirlpool Environmental Indemnity” means the indemnity contained in paragraph 2.7 of Schedule 3;

“Whirlpool Environmental Warranty” means a Whirlpool Warranty contained in paragraph 20 of Schedule 5;

“Whirlpool Europe” means Whirlpool Euro Holding B.V.;

“Whirlpool Europe Business” means the Whirlpool Group’s business, as carried on in the Relevant Territories by those members of the Whirlpool Group as will, from Completion, comprise members of the Whirlpool Europe Group, of design, development, manufacture, production, export, import, advertising, selling (including refurbished sales and rental business models), marketing, distribution, recycling, after sales products and after sales services, of refrigerators, freezers, ice makers, wine coolers (including combination refrigerators/freezers/ice makers/wine coolers), clothes washers (front load/top load), clothes dryers, washer dryers, dishwashers, built-in dishwashers, built-in ovens, warming drawers, built-in microwaves, freestanding microwaves, microwave/hood combinations, built-in hobs, freestanding hobs, free standing cookers (including range cookers), hoods, built-in coffee machines, air conditioners, including associated accessories, components, consumables and any kind of spare parts for each of the foregoing, excluding: (i) the InSinkErator Business; (ii) KitchenAid (iii) Maytag; (iv) the Commercial Business; and (v) MENA Business. The foregoing exclusions are without prejudice to any rights granted to the Ardutch Group and/or Ardutch Europe Group pursuant to the terms of any Transaction Document;

“Whirlpool Europe Closing Adjustments” means the Closing Adjustments of the Whirlpool Europe Group immediately prior to Completion, calculated in accordance with Schedule 10 and as set out in the Whirlpool Closing Adjustments Statement;

“Whirlpool Europe FY22 Financials” means the consolidated carve-out balance sheet and related profit and loss account for the fiscal year ending, 31 December 2022 in respect of the Whirlpool Europe Group, in each case prepared in accordance with the accounting policies, procedures and principles as interpreted and applied in respect of, and on a consistent basis with the Whirlpool Accounts referred to in limb (b) of the definition of Whirlpool Accounts, provided that the value for Net PP&E in such balance sheet shall exclude an amount equal to EUR 1,097,000 in respect of the assets to be retained by members of the Whirlpool Group referred to in the tab entitled “Assets to be retained by Whirlpool” in the document contained in the folder 4.2.15 of the Whirlpool Data Room (and for the avoidance of doubt, the values for the nine months ended 30 September 2022 shall be as set out in such Whirlpool Accounts, in each case as agreed or determined in accordance with Clause 2.4 or 2.5;

“Whirlpool Europe Group” means Whirlpool Europe and its subsidiary undertakings (as would be in effect immediately following implementation of the Whirlpool Carve-Out in accordance with the Whirlpool Carve-Out Principles) and “Whirlpool Europe Group Company” means any one of them;

“Whirlpool Europe Shares” means the entire issued share capital of Whirlpool Europe;

“Whirlpool Europe Working Capital” means the Working Capital of the Whirlpool Europe Group immediately prior to Completion, calculated in accordance with Schedule 10 and as set out in the Whirlpool Closing Adjustments Statement;

“Whirlpool Europe Working Capital Target” means EUR (306,000,000);

“Whirlpool Excluded Assets” has the meaning given in paragraph 2 of Part A of Schedule 4;

“Whirlpool Excluded Wrong Pocket Employee” has the meaning given in Clause 13.5;

“Whirlpool French Business” means the part of the Whirlpool Europe Business carried out in France by Whirlpool French OpCo;

“Whirlpool French Carve-Out” means such part of the Whirlpool Carve-Out as relates to the Whirlpool French Business or Whirlpool French OpCo;

“Whirlpool French Employee Consultation” has the meaning given in Clause 7.8(a);

“Whirlpool French OpCo” means Whirlpool France SAS, a company incorporated under the laws of France being the company operating the Whirlpool French Business;

“Whirlpool French Put Option” has the meaning given in Clause 7.8(d);

“Whirlpool French Put Option Exercise Date” has the meaning given in Clause 7.8(f);

“Whirlpool French Put Option Letter” means the letter entered into between the Whirlpool Guarantor, Whirlpool Europe and Ardutch on the date of this Agreement relating to the Whirlpool French Put Option;

“Whirlpool Fundamental Warranty” means a Whirlpool Warranty contained in paragraph 2, 3 (other than paragraph 3.4) or 6 of Schedule 5;

“Whirlpool Group” means Whirlpool and any subsidiary undertaking or parent undertaking of Whirlpool, and any subsidiary undertaking of any such parent undertaking, in each case from time to time excluding, for the avoidance of doubt, the Buyer Group Companies from Completion;

“Whirlpool Group Company” means a member of the Whirlpool Group;

“Whirlpool Incentive Plans” means the Long Term Incentive Plan, the Performance Excellence Plan Bonus (PEP), the Gainsharing Scheme and the Sales Incentive Scheme operated by Whirlpool;

“Whirlpool Material Contract” means any agreement:

(a)	in respect of Direct Expenses, where the expenditure incurred by a Whirlpool Europe Group Company exceeded EUR 5 million in the financial year ended 31 December 2021;

(b)	in respect of Indirect Expenses, where the expenditure incurred by a Whirlpool Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021;

(c)	in respect of the Finished Product Sourcing Spend, where the expenditure incurred by a Whirlpool Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021;

(d)	in respect of GIS Spend, where the expenditure incurred by a Whirlpool Europe Group Company exceeded EUR 3 million in the financial year ended 31 December 2021; and

(e)	in respect of Trade Partners, where the revenue earned by a Whirlpool Europe Group Company exceeded EUR 22 million in the financial year ended 31 December 2021;

“Whirlpool Name” has the meaning given in Clause 10.1(a);

“Whirlpool Perimeter Direct Entities” means: (1) Whirlpool Company Polska Sp.zo.o (Poland); (2) Whirlpool Nordic AB (Sweden); (3) Bauknecht Hausgeräte GmbH (German); (4) Whirlpool EMEA S.p.A (Italy) (to be renamed Whirlpool EMEA Srl following its conversion); (5) Whirlpool Nordic A/S (Denmark); (6) Whirlpool Electrodomésticos S.A. (Spain); (7) Indesit Company UK Holdings Limited; (8) Whirlpool Nordic A/S (Norway); (9) Indesit Company International Business S.A. (Switzerland); (10) Whirlpool Slovakia Spol. S.r.o. (Slovak Republic); (11) Whirlpool Latvia S.I.A. (Latvia); (12) Whirlpool Bulgaria Ltd. (Bulgaria); (13) Whirlpool Magyarorszàg Kft (Hungary); (14) Whirlpool Eesti OÜ (Estonia); (15) Whirlpool CR spol. s.r.o.(Czech Republic); (16) Whirlpool Ltd Belgrade (Serbia); (17) Whirlpool Nordic OY (Finland); (18) Whirlpool Croatia Ltd (Croatia); (19) Whirlpool R&D S.r.l. (Italy); (20) Whirlpool Romania S.a.r.l. (Romania); (21) Whirlpool Hellas SA (Greece); (22) Whirlpool Belux N.V. (Belgium); (23) Whirlpool Portugal S.A. (Portugal); (24) Whirlpool Lietuva UAB (Lithuania); (25) Whirlpool Management EMEA S.r.l. (Italy); and (26) Whirlpool Nederland B.V. (Netherlands);

“Whirlpool Perimeter Entities” means the Whirlpool Perimeter Direct Entities and the Whirlpool Perimeter Indirect Entities (and each a “Whirlpool Perimeter Entity”);

“Whirlpool Perimeter Indirect Entities” means: (1) Whirlpool Polska Appliances Sp.zo.o. (Poland); (2) IRE Beteiligungs GmbH (Germany); (3) Whirlpool Osterreich GmbH (Austria); (4) Whirlpool Italia S.r.l. (Italy); (5) Whirlpool Company Ukraine LLC (Ukraine); (6) Whirlpool France Holdings SAS (France); (7) General Domestic Appliances Holdings Ltd (UK); (8) Bauknecht AG (Switzerland); (9) Whirlpool Slovakia Home Appliances Spol. S.r.o. (Slovak Republic); (10) Whirlpool France SAS (France); (11) Whirlpool UK Appliances Limited (UK); and (12) Whirlpool Ireland Appliances Limited (Ireland), in each case being subsidiary undertakings of a Whirlpool Perimeter Direct Entity;

“Whirlpool Post-Completion Products” means any products that are manufactured by a member of the Buyer Group (including any Whirlpool Europe Group Company) in the 12 month period following Completion on the basis of designs utilised by a Whirlpool Europe Group Company or any other member of the Whirlpool Group in connection with the Whirlpool Europe Business, in each case as at Completion;

“Whirlpool Pre-Completion Products” means any products that are sourced, manufactured or sold by the Whirlpool Europe Group or any other member of the Whirlpool Group in connection with the Whirlpool Europe Business prior to Completion;

“Whirlpool Product” means a Whirlpool Pre-Completion Product and/or a Whirlpool Post-Completion Product;

“Whirlpool Product Liability Claim” means:

(a)

(i) any lawsuit, action, suit, claim or other proceeding (whether at law or in equity) or any order, judgement, award or other relief of any kind by any court, arbitral tribunal or other Authority against any Buyer Group Company to the extent relating to, or arising out of or in connection with any Whirlpool Pre-Completion Product; (ii) any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving a Whirlpool Pre-Completion Product; or (iii) any failure of a Whirlpool Pre-Completion Product to comply in all material respects with applicable consumer product safety Laws in force at Completion in the Relevant Territories; and

(b)

(i) any lawsuit, action, suit, claim or other proceeding (whether at law or in equity) or any order, judgement, award or other relief of any kind by any court, arbitral tribunal or other Authority against any Buyer Group Company to the extent relating to, or arising out of or in connection with any Whirlpool Post-Completion Product; (ii) any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving a Whirlpool Post-Completion Product; or (iii) any failure of a Whirlpool Post-Completion Product to comply in all material respects with applicable consumer product safety Laws in force at Completion in the Relevant Territories, in each case in (i) to (iii) above as a direct result of a flaw in a design which was utilised by a Whirlpool Europe Group Company or any other member of the Whirlpool Group in connection with the Whirlpool Europe Business, in each case as at Completion;

“Whirlpool Product Liability Indemnity” means the indemnity in paragraph 2.2 of Schedule 3;

“Whirlpool Product Liability Recall Claim” means any claim pursuant to the Whirlpool Product Liability Indemnity where such claim is made in respect of a Whirlpool Product Liability Claim under limb (a)(ii) or (b)(ii) of the definition of Whirlpool Product Liability Claim;

“Whirlpool Properties” means the land and premises particulars of which are set out in the Group Information Schedule as “Whirlpool Properties”;

“Whirlpool Retained Group Company” has the meaning given in Part A of Schedule 4;

“Whirlpool Retained Liability Indemnities” means the indemnities in paragraphs 2.4, 2.5 and 2.6 of Schedule 3;

“Whirlpool Supply Agreement” means the supply agreement in the Agreed Form to be entered into between a Whirlpool Group Company and a Buyer Group Company at Completion;

“Whirlpool Tax Covenant” means the covenant relating to Taxation set out at paragraph 2 of Schedule 8;

“Whirlpool Tax Warranty” means a Whirlpool Warranty contained in paragraph 26 of Schedule 5;

“Whirlpool Transitional Services Agreement” means the transitional services agreement in the Agreed Form to be entered into between a Whirlpool Group Company and a Buyer Group Company at Completion;

“Whirlpool Warranties” means the warranties set out in Schedule 5;

“Whirlpool Working Capital Adjustment Amount” means: (a) the amount (expressed as a positive number) by which: (i) the Whirlpool Europe Working Capital exceeds; (ii) the Whirlpool Europe Working Capital Target plus Whirlpool LTM Sales multiplied by 2%; or (b) the amount (expressed as a negative number) by which: (i) the Whirlpool Europe Working Capital is less than; (ii) the Whirlpool Europe Working Capital Target minus Whirlpool LTM Sales multiplied by 2%. For the avoidance of doubt, to the extent Whirlpool Europe Working Capital is in between: (i) the Whirlpool Europe Working Capital Target plus Whirlpool LTM Sales multiplied by 2%; and (ii) the Whirlpool Europe Working Capital Target minus Whirlpool LTM Sales multiplied by 2%, the Whirlpool Working Capital Adjustment Amount shall be zero;

“Whirlpool Wrong Pocket Employee” has the meaning given in Clause 13.5;

“Working Capital” means as of immediately prior to Completion an amount (expressed as a positive or negative number) calculated without duplication, equal to (i) the current assets of the applicable Group minus (ii) the current liabilities of the applicable Group, minus (iii) long-term product warranty liabilities of the applicable Group minus (iv) long-term deferred income liabilities of the applicable Group, in each case, calculated in accordance with Schedule 10 in a form and format similar to Schedule 11—Working Capital Statement. For the avoidance of doubt, Working Capital shall include all Intra-Group Trading Amounts (to the extent such have been cash-settled prior to the finalization of the Closing Adjustments Statement), but shall exclude any component of Net Debt (including any corresponding unamortized debt issuance costs), all cash and cash equivalents, lease liabilities, and any current or deferred income Taxes assets and liabilities and any concepts adjusted within the items listed as Net Debt or Other Debt-Like Items on Schedule 12;

“Working Capital Adjustment Amounts” means the Ardutch Working Capital Adjustment Amount and the Whirlpool Working Capital Adjustment Amount; and

“Working Hours” means 9:30 am to 5:30 pm (based on the time at the location of the address of the recipient of the relevant notice) on a Business Day.

1.1	In this Agreement, unless the context otherwise requires:

(a)

“undertaking” and “group undertaking” shall be construed in accordance with section 1161 of the Companies Act 2006, “holding company” and “subsidiary” shall be construed in accordance with section 1159 of the Companies Act 2006 and “subsidiary undertaking” and “parent undertaking” shall be construed in accordance with section 1162 of the Companies Act 2006;

(b)

every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion provided that, as between the parties, no such amendment or modification after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c)

references to clauses and schedules are references to Clauses of and Schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(d)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(e)	references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(f)

references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(g)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(h)	references to the phrase “to the extent that” are a matter of degree and are not synonymous with “if”;

(i)	references to “euro”, “EUR” or “€” are references to the lawful currency from time to time of the participating member states of the European Monetary Union;

(j)

for the purposes of applying a reference to a monetary sum expressed in euro, an amount in a different currency shall be deemed to be an amount in euro translated at the Exchange Rate at the relevant date;

(k)	references to times of the day are to London time unless otherwise stated;

(l)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(m)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English or Dutch statute shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(n)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(o)

the ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes”, “including” and “in particular” (or any similar expression) shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(p)

where this Agreement requires any party to reimburse or indemnify another party for any cost, expense or liability, references to such “costs”, “expenses” and/or “liabilities” (or similar phrases or expressions) incurred by a person shall not include any amount in respect of VAT other than Irrecoverable VAT; and

(q)

any reference in any Tax Warranty to “material” shall, insofar as it relates to anything capable of being quantified in monetary terms other than a tax-geared penalty, surcharge, fine or other similar payment (including but not limited to an amount of Tax), be construed as referring to an amount equal to or in excess of EUR 100,000 and otherwise any qualification by reference to materiality other than in the context of a tax-geared penalty, surcharge, fine or other similar payment (including the phrase “in all material respects”) shall be construed as excluding from the scope of the relevant Tax Warranty any matter which, if the Tax Warranty were to apply in respect of such matter and such matter were to constitute a breach of such Tax Warranty, would result in a Loss of less than EUR 100,000.

1.2	The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.3	Each of the schedules to this Agreement shall form part of this Agreement.

1.4	References to a document (including this Agreement) include such document as amended or varied in accordance with its terms.

1.5

Where it is necessary to determine whether a monetary limit or threshold referred to in Schedule 7 has been reached or exceeded and the value of the Claim is expressed in a currency other than euro, the value of that Claim shall be translated into euro at the Exchange Rate on the date of receipt by the relevant Seller of written notification from the Notifying Party in accordance with paragraph 2 of Schedule 7 of the existence of such claim.

2.	CALCULATION OF SHARE PROPORTIONS

2.1	The parties acknowledge that the Initial Whirlpool Share Proportion and the Initial Ardutch Share Proportion have been calculated on the basis set out in Schedule 12.

2.2	As soon as reasonably practicable after the date of this Agreement and in any event on or before 31 March 2023:

(a)

Ardutch shall engage Deloitte to provide a similar level of advisory support services as used in connection with Ardutch’s preparation of the Accounts and Ardutch shall deliver a draft of the Ardutch Europe FY22 Financials (the “Draft Ardutch Europe FY22 Financials”) to Whirlpool; and

(b)

Whirlpool shall engage PwC to provide a similar level of advisory support services as used in connection with Whirlpool’s preparation of the Accounts and Whirlpool shall deliver a draft of the Whirlpool Europe FY22 Financials (the “Draft Whirlpool Europe FY22 Financials” and, together with the Draft Ardutch Europe FY22 Financials, the “Draft FY22 Financials”) to Ardutch.

2.3

Paragraphs 1.2 and 1.4 of Schedule 10 shall apply mutatis mutandis to the Draft FY22 Financials with references to “Draft Closing Adjustments Statement” being deemed to be references to “Draft FY22 Financials”.

2.4

If Ardutch or Whirlpool disagrees with the Draft Whirlpool Europe FY22 Financials or the Draft Ardutch Europe FY22 Financials (respectively), it must within 20 Business Days of delivery to it of the relevant Draft FY22 Financials give notice to the other Seller of this, stating the reasons for the disagreement in reasonable detail and specifically identifying each disputed item and amount (a “FY22 Financials Disagreement Notice”). Except for any item specifically set out in the relevant FY22 Disagreement Notice (a “FY22 Financials Disputed Item”) and any item in the relevant FY22 Draft Financials that is subject to change as a result of any FY22 Financials Disputed Item being agreed or determined in accordance with Clause 2.5, the relevant Draft FY22 Financials shall be final and binding on the parties for all purposes following receipt by the relevant Seller of the relevant FY22 Financials Disagreement Notice. If Ardutch or Whirlpool does not give the other Seller a FY22 Financials Disagreement Notice within 20 Business Days of presentation to it of the relevant Draft FY22 Financials, the relevant Draft FY22 Financials shall be final and binding on the parties for all purposes and shall be the Ardutch Europe FY22 Financials or the Whirlpool Europe FY22 Financials (as applicable).

2.5

If Ardutch and/or Whirlpool gives a FY22 Financials Disagreement Notice pursuant to Clause 2.4, Ardutch and Whirlpool shall attempt in good faith to reach agreement in respect of each FY22 Disputed Item. If:

(a)

such agreement is reached on all FY22 Disputed Items, the relevant FY22 Draft Financials, as updated in respect of any matters set out in the relevant FY22 Financials Disagreement Notice which are agreed by Ardutch and Whirlpool in writing, shall be final and binding on the parties for all purposes; and

(b)

Ardutch and Whirlpool are unable to reach such an agreement in respect of all FY22 Financials Disputed Items within 10 Business Days of the date of service of the relevant FY22 Financials Disagreement Notice, either party may, by notice to the other (an “FY22 Financials Appointment Notice”), require that the relevant FY22 Financials Disputed Items be referred to the Reporting Accountants and paragraphs 2.1. 2.3. 2.4. 2.5. 3, 5 and 6 of Schedule 10 shall apply mutatis mutandis, provided that references in such Schedule to “Disputed Items”, “Draft Closing Adjustments Statements” and “Closing Adjustment Statements” shall respectively be construed as references to “FY22 Financials Disputed Items”, “Draft FY22 Financials” and “FY22 Financials”.

2.6	Not fewer than three Business Days prior to Completion:

(a)	Ardutch shall notify Whirlpool of the Estimated Ardutch Europe Closing Adjustments; and

(b)	Whirlpool shall notify Ardutch of the Estimated Whirlpool Europe Closing Adjustments,

(such notifications being the “Estimated Closing Adjustments Statements”).

2.7

Following agreement or determination (as applicable) of the FY22 Financials in accordance with Clause 2.5 and delivery of the Estimated Closing Adjustments Statements in accordance with Clause 2.6 and subject to Clause 2.8:

(a)

the relevant EBITDA (item C), the Net PP&E (Item K) and the MENA Debt Like Item (item Q) (solely in the event the sale of the MENA Shares under the MENA SPA and Completion do not occur simultaneously) in the Ratio Calculation shall be replaced with the EBITDA, the Net PP&E and the MENA Debt Like Item as set out in the FY22 Financials;

(b)	FY22 actual versus estimates (item E) shall be amended to be zero;

(c)	the Pension Liabilities (item R) in the Ratio Calculation shall be replaced with the Actual Pension Adjustment; and

(d)

the following items shall be populated with the equivalent aspects of the Estimated Whirlpool Europe Closing Adjustments and the Estimated Ardutch Europe Closing Adjustments (as applicable) as set out in the relevant Estimated Closing Adjustments Statement:

(i)	in the event the sale of the MENA Shares under the MENA SPA and Completion occur simultaneously, the MENA Debt Like Item (Item Q) (in the case of Whirlpool only);

(ii)	the Lease (IFRS 16) Adjustment (item G) (in the case of Whirlpool only);

(iii)	the Lease Liabilities (item P);

(iv)	the Net Debt (item O); and

(v)	the Working Capital Adjustment Amounts (item T),

and, subject to Clause 2.8 below, the resulting percentages as set out against the line item entitled“% share” (item V) shall be the “Whirlpool Completion Share Proportion” and the “Ardutch Completion Share Proportion”, provided that if, following the application of this Clause 2.7:

(vi)	the Ardutch Completion Share Proportion would be greater than or equal to 72%, but less than or equal to 78%, the Ardutch Completion Share Proportion shall be 75%; and

(vii)	the Whirlpool Completion Share Proportion would be greater than or equal to 22%, but less than or equal to 28%, the Whirlpool Completion Share Proportion shall be 25%.

2.8	If a Material PPE Impact Event or a Major PPE Impact Event arises:

(a)	in respect of the Ardutch Europe Group only, the Net PP&E (item K) for the Ardutch Europe Group in the Ratio Calculation shall be replaced by the Impacted Ardutch Net PP&E;

(b)	in respect of the Whirlpool Europe Group only, the Net PP&E (item K) for the Whirlpool Europe Group in the Ratio Calculation shall be replaced by the Impacted Whirlpool Net PP&E; or

(c)

in respect of both the Ardutch Europe Group and the Whirlpool Europe Group, the Net PP&E (Item K) for the Ardutch Europe Group and the Whirlpool Europe Group in the Ratio Calculation shall be replaced by the Impacted Ardutch Net PP&E and the Impacted Whirlpool Net PP&E respectively, provided that, in each case, if the Impacted Ardutch Net PP&E and/or the Impacted Whirlpool Net PP&E is less than the Impacted Ardutch Net PP&E Threshold Amount and/or the Impacted Whirlpool Net PP&E Threshold Amount (respectively), the Impacted Ardutch Net PP&E Threshold Amount and/or the Impacted Whirlpool Net PP&E Threshold Amount (as applicable) shall instead be included as the relevant Net PP&E (item K) in the Ratio Calculation, and the resulting percentages as set out against the line item entitled “% share” (item V) shall be the Whirlpool Completion Share Proportion and the Ardutch Completion Share Proportion, provided always that if, following the application of Clause 2.7 and this Clause 2.8:

(i)	the Ardutch Completion Share Proportion would be greater than or equal to 72%, but less than or equal to 78%, the Ardutch Completion Share Proportion shall be 75%; and

(ii)	the Whirlpool Completion Share Proportion would be greater than or equal to 22%, but less than or equal to 28%, the Whirlpool Completion Share Proportion shall be 25%.

2.9	If a Major PPE Impact Event arises:

(a)	in respect of the Ardutch Europe Group only, at Completion, Ardutch shall pay to Whirlpool an amount equal to the Impacted Ardutch Net PP&E Excess Amount;

(b)	in respect of the Whirlpool Europe Group only, at Completion, Whirlpool shall pay to Ardutch an amount equal to the Impacted Whirlpool Net PP&E Excess Amount; and

(c)	in respect of both the Ardutch Europe Group and the Whirlpool Europe Group, at Completion:

(i)

if the Impacted Ardutch Net PP&E Excess Amount is greater than the Impacted Whirlpool Net PP&E Excess Amount, Ardutch shall pay to Whirlpool an amount equal to the difference between the Impacted Ardutch Net PP&E Excess Amount and the Impacted Whirlpool Net PP&E Excess Amount; and

(ii)

if the Impacted Whirlpool Net PP&E Excess Amount is greater than the Impacted Ardutch Net PP&E Excess Amount, Whirlpool shall pay to Ardutch an amount equal to the difference between the Impacted Whirlpool Net PP&E Excess Amount and the Impacted Ardutch Net PP&E Excess Amount.

2.10

In respect of the Closing Adjustment, the parties shall comply with the requirements set out in Schedule 10. Within five Business Days after finalisation of both the Ardutch Closing Adjustments Statement and the Whirlpool Closing Adjustments Statement, the Ardutch Europe Closing Adjustments and the Whirlpool Europe Closing Adjustments shall be included in the Ratio Calculation in place of the relevant line items included under Clause 2.7(c) and, subject to Clause 2.11, the resulting percentages for Ardutch and Whirlpool against the line item entitled “% share” (item V) being the “Adjusted Ardutch Share Proportion” and the “Adjusted Whirlpool Share Proportion” respectively, provided that if:

(a)	the Adjusted Ardutch Share Proportion would be greater than or equal to 72%, but less than or equal to 78%, the Adjusted Ardutch Share Proportion shall be 75%; and

(b)	the Adjusted Whirlpool Share Proportion would be greater than or equal to 22%, but less than or equal to 28%, the Adjusted Whirlpool Share Proportion shall be 25%.

2.11	If, following the application of Clause 2.10:

(a)	the Adjusted Ardutch Share Proportion is less than 72%; or

(b)	the Adjusted Whirlpool Share Proportion is less than 22%,

(Ardutch and Whirlpool under Clauses 2.11(a) and 2.11(b) respectively being the “Impacted Party” and the other being the “Non-Impacted Party”), then the Impacted Party must, within 10 Business Days of finalisation of both the Ardutch Closing Adjustments Statement and the Whirlpool Closing Adjustments Statement, pay to the Buyer an amount equal to the Equalisation Payment Amount and the Equalisation Payment Amount shall be included in the Ratio Calculation as item (W). Following such update to the Ratio Calculation, if:

(i)	the resulting percentage against the line item entitled “% share” (item V) for:

(A)	Ardutch is 72%, the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion shall be 75% and 25% respectively; and

(B)	Whirlpool is 22%, the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion shall be 75% and 25% respectively; and

(ii)	the resulting percentage against the line item entitled “% share” (item V) for Ardutch is less than 72% or the resulting percentage for Whirlpool is less than 22%, then:

(A)

the Impacted Party may notify the Non-Impacted Party and the Buyer in writing within 10 Business Days of finalisation of both the Ardutch Closing Adjustments Statement and the Whirlpool Closing Adjustments Statement (such notice being an “Equalisation Notice”) that it intends to pay an Additional Equalisation Payment Amount to the Buyer, in which case such payment shall be made within 10 Business Days of finalisation of both the Ardutch Closing Adjustments Statement and the Whirlpool Closing Adjustments Statement; and:

(I)	if Ardutch is the Impacted Party, the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion shall be 75% and 25% respectively; and

(II)	if Whirlpool is the Impacted Party, the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion shall be 75% and 25% respectively;

(B)

if the Impacted Party does not serve an Equalisation Notice, within 10 Business Days of finalisation of both the Ardutch Closing Adjustments Statement and the Whirlpool Closing Adjustments Statement (the “Equalisation Notice Cut-Off Date”), the Impacted Party and the Non-Impacted Party shall discuss in good faith for 15 Business Days following the Equalisation Notice Cut-Off Date (such period being, the “Equalisation Payment Negotiation Period”) whether the Impacted Party will pay all or part of the Additional Equalisation Payment Amount to the Buyer and:

(I)

if agreement in writing is reached between the Impacted Party and the Non-Impacted Party during the Equalisation Payment Negotiation Period that all or any part of the Additional Equalisation Payment Amount will be paid by the Impacted Party to the Buyer, such amount shall be paid by the Impacted Party to the Buyer within 10 Business Days of such agreement having been reached and the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion shall be such percentages as are agreed in writing between the Impacted Party and the Non-Impacted Party; and

(II)

if no agreement in writing between the Impacted Party and the Non-Impacted Party is reached within the Equalisation Payment Negotiation Period, the resulting percentages for Ardutch and Whirlpool respectively as set out in the Ratio Calculation (following the inclusion of the Equalisation Payment Amount) shall be the Adjusted Ardutch Share Proportion and the Adjusted Whirlpool Share Proportion respectively.

2.12

If the Impacted Party is required to pay an Equalisation Payment Amount and elects to pay an Additional Equalisation Payment Amount, it may, at its sole election, make such payments in one aggregate lump sum payment instead of two separate payments, provided such payment is made within 15 Business Days of finalisation of both the Ardutch Closing Adjustment Statement and the Whirlpool Closing Adjustment Statement.

2.13

If the Adjusted Ardutch Share Proportion is greater than the Ardutch Completion Share Proportion, the Buyer shall, to the extent permissible under applicable Law, cancel, by means of a resolution of the general meeting of the Buyer, without repayment of the nominal value, such number of Buyer Shares held by Whirlpool as is required (or, if and to the extent that a cancellation is not permissible under applicable Law, the Buyer and each Seller shall take such other steps as are required and are permissible under applicable Law) to ensure that Ardutch holds such number of shares in the capital of the Buyer as would, at Completion, have been equal to the Adjusted Ardutch Share Proportion. Each Seller agrees to take all such steps as are necessary in order to enable the Buyer to cancel the relevant number of Buyer Shares held by Whirlpool in accordance with this Clause 2.12.

2.14

If the Adjusted Whirlpool Share Proportion is greater than the Whirlpool Completion Share Proportion, the Buyer shall, to the extent permissible under applicable Law, cancel, by means of a resolution of the general meeting of the Buyer, without repayment of the nominal value, such number of Buyer Shares held by Ardutch as is required (or, if and to the extent that a cancellation is not permissible under applicable Law, the Buyer and each Seller shall take such other steps as are required and are permissible under applicable Law) to ensure that Ardutch holds such number of shares in the capital of the Buyer as would, at Completion, have been equal to the Adjusted Ardutch Share Proportion. Each Seller agrees to take all such steps as are necessary in order to enable the Buyer to cancel the relevant number of Buyer Shares held by Ardutch in accordance with this Clause 2.14.

2.15	A worked example of this Clause 2 for information purposes only is set out at Appendix 1.

3.	CONTRIBUTION OF THE WHIRLPOOL EUROPE GROUP AND ISSUANCE OF SHARES

3.1

On the terms set out in this Agreement and subject to the Conditions being satisfied or, where applicable, waived, in accordance with the terms of this Agreement, the steps set out in this Clause 3 shall occur.

3.2

On Completion, Whirlpool shall by way of contribution in kind (inbreng in natura) as referred to and in accordance with in article 2:204b Dutch Civil Code, transfer the Whirlpool Europe Shares, and all rights attaching thereto (including the right to receive any dividends made, declared or paid from Completion), to the Buyer with full title guarantee and free from all Encumbrances in exchange for the issue by the Buyer of the Whirlpool Buyer Shares, free from all Encumbrances and credited as fully paid.

4.	CONDITIONS

4.1

Completion shall be subject to each of the following conditions (the “Conditions”) being satisfied or waived, to the extent permitted under the applicable Laws and in accordance with Clause 4.10, by the Longstop Date:

(a)	completion of the Ardutch Carve-Out in accordance with the Ardutch Carve-Out Principles;

(b)	completion of the Whirlpool Carve-Out in accordance with the Whirlpool Carve-Out Principles;

(c)	the receipt of the following regulatory approvals (each a “Regulatory Condition”):

(i)

merger control approvals (including, where necessary, approvals of Whirlpool’ acquisition of a minority shareholding in the Buyer) having been obtained and any applicable waiting periods (including any extensions thereof) under any applicable Antitrust Law having expired, lapsed or been terminated and no Authority having enacted, issued, promulgated, enforced or entered any decision which is in effect and prohibits or makes illegal the transactions contemplated by this Agreement, in each case as it relates to merger control notifications, filings and/or submissions made to:

(A)	the Competition Commission or the Competition Tribunal of South Africa

(B)	the European Commission;

(C)	the UK Competition and Markets Authority;

(D)	the German Federal Cartel Office;

(E)	the Austrian Federal Competition Authority;

(F)	the Swiss Competition Commission; and

(G)	the Chinese State Administration for Market Regulation; and

(ii)

foreign direct investment (“FDI”) approvals having been obtained including non-jurisdiction decisions and any applicable waiting periods (including any extensions thereof) under any applicable FDI law having expired, lapsed or been terminated and no Authority having enacted, issued, promulgated, enforced or entered any decision which is in effect and prohibits or makes illegal the transactions contemplated by this Agreement, in each case as it relates to FDI notifications, filings and/or submissions made to the Italian Prime Minister Office (Presidenza del Consiglio dei Ministri) under: (i) Law Decree (decreto legge) No. 21 of 15 March 2012, as converted into law by Law No. 56 of 11 May 2012, and as subsequently amended and supplemented; (ii) Law Decree (decreto legge) no. 105 of 21 September 2019, as converted into law by Law no. 133 of 18 November 2019, and as subsequently amended and supplemented; (iii) Law Decree (decreto legge) no. 23 of April 8, 2020, as converted into law by Law no. 40 of June 5, 2020, and as subsequently amended and supplemented; and (iv) Law Decree (decreto legge) no. 21 of 21 March 2022, as converted into law by Law no. 51 of May 20, 2022, and as subsequently amended and supplemented (the “Golden Power Law”);

(d)	if the MENA SPA has been entered into on or before the MENA SPA Date, the satisfaction or waiver of the MENA Carve-Out Condition;

(e)	Ardutch not having discovered prior to Completion anything which would render any of the Whirlpool Fundamental Warranties untrue or inaccurate as at immediately prior to Completion; and

(f)	Whirlpool not having discovered prior to Completion anything which would render any of the Ardutch Fundamental Warranties untrue or inaccurate as at immediately prior to Completion.

4.2

Unless otherwise agreed in writing between Whirlpool and Ardutch, no party shall (and the Ardutch Guarantor shall procure that no member of the Ardutch Group shall and the Whirlpool Guarantor shall procure that no member of the Whirlpool Group shall), whether alone or acting in concert with others, acquire, offer to acquire or enter into a definitive agreement that, if carried into effect, would result in the acquisition of a business the acquisition of which might reasonably be expected to materially prejudice or delay the satisfaction of any of the Regulatory Conditions.

4.3

Each of Ardutch and Whirlpool shall cooperate in the preparation of regulatory filings, notifications and submissions so as to satisfy the Regulatory Conditions. Ardutch and Whirlpool shall further cooperate and use reasonable best endeavours to procure that the Regulatory Conditions are satisfied as soon as possible and in any event no later than the Longstop Date, and shall not, and shall procure that none of its Representatives shall, take any action (in addition to the actions referred to in Clause 4.2 above) that could reasonably be expected to adversely affect the satisfaction of the Regulatory Conditions (including approaching any Authority to engage on the Transaction without the explicit written consent of the other Seller). Without prejudice to the generality of the foregoing:

(a)

Ardutch and Whirlpool, as necessary and at their own respective costs, shall respectively make all filings, submissions or notifications with respect to each of the Regulatory Conditions set forth in Clause 4.1(c) as soon as practicable after the date of this Agreement; and

(b)

Ardutch and Whirlpool shall use reasonable best endeavours to provide promptly all information which is reasonably requested or required of it by any Authority in connection with the satisfaction of the Regulatory Conditions, and in any event, in accordance with any applicable time limits.

4.4

For the purposes of satisfying each of the Regulatory Conditions, each of Whirlpool and Ardutch shall, in each case, subject to compliance with applicable Antitrust Laws and redacting information that may be competitively sensitive (save in respect of outside counsel to outside counsel communications which shall be on an unredacted basis):

(a)

promptly notify the other party of any material communication (whether written or oral) from any Authority and/or any relevant publications, notices or releases issued by any Authority (including publications, notices or releases disclosing that Ardutch or Whirlpool has submitted any filings, notifications or other written communication), in each case, in connection with the satisfaction of the Regulatory Conditions;

(b)

give the other party reasonable notice of all substantive meetings and/or telephone calls with any Authority in connection with the satisfaction of the Regulatory Conditions and a reasonable opportunity to participate in them. In the absence of the explicit written consent of the other party, neither Ardutch or Whirlpool shall be entitled to participate in substantive meetings and/or telephone calls with any Authority in connection with the satisfaction of the Regulatory Conditions without the presence of the other party (save to the extent that such Authority expressly requests that the other party should not participate in such meetings or telephone calls);

(c)

provide the other party with drafts of all material written communications intended to be sent to any Authority in connection with the satisfaction of the Regulatory Conditions, give the other party a reasonable opportunity to comment on them, take into account the reasonable comments of the other party thereon, not send such communications without the prior written approval of the other party (not to be unreasonably withheld or delayed) and provide each other with final copies of any such communications;

(d)

provide the other party with such information, documents and assistance as may reasonably be required in connection with the satisfaction of the Regulatory Conditions in a timely manner, following a request by that party for such information; and

(e)	make appropriate representatives available for any meetings and calls with any Authority as are reasonably necessary in connection with the satisfaction of the Regulatory Conditions.

4.5

Each of Ardutch and Whirlpool shall promptly (and in any event prior to Completion) inform the other and the Buyer if it discovers anything prior to Completion which would render or be reasonably likely to render:

(a)	in the case of Ardutch, any of the Ardutch Fundamental Warranties untrue or inaccurate as at immediately prior to Completion; and

(b)	in the case of Whirlpool, any of the Whirlpool Fundamental Warranties untrue or inaccurate as at immediately prior to Completion.

4.6	Each of Ardutch and Whirlpool shall, to the extent permitted by Law, promptly notify the other in writing each time it becomes aware that:

(a)	any of the Primary Conditions have been satisfied;

(b)	a Primary Condition will not be satisfied by the Longstop Date;

(c)	a Condition in Clause 4.1(e) or 4.1(f) will not be satisfied as at immediately prior to Completion; or

(d)	an event, circumstance or condition has occurred which is reasonably likely to prevent a Primary Condition from being satisfied by the Longstop Date,

and at the same time (or promptly thereafter) provide reasonable evidence of the same.

4.7

If notice is given in accordance with Clause 4.6(b) in respect of a Regulatory Condition, then either Ardutch or Whirlpool may, by notice in writing to Whirlpool (in the case of an extension by Ardutch) or Ardutch (in the case of an extension by Whirlpool), extend the Longstop Date by six months (the Longstop Date as extended being the “Revised Longstop Date”), provided that such party certifies in such notice that it reasonably believes that: (a) in the case of Whirlpool, the Conditions set out in Clauses 4.1(b) to 4.1(d) (inclusive); and (b) in the case of Ardutch, the Conditions set out in Clauses 4.1(a) and 4.1(c), will be satisfied by the Revised Longstop Date. Unless otherwise agreed in writing between Ardutch and Whirlpool, the Longstop Date may not be postponed more than once.

4.8	If notice is given in accordance with Clause 4.6(b) in respect of a Condition and:

(a)	the Longstop Date is not extended in accordance with Clause 4.7; or

(b)	the Longstop Date is extended in accordance with Clause 4.7 and any of the Primary Conditions remains outstanding at the Revised Longstop Date,

either Seller may give notice to each other party in writing to terminate this Agreement, following which Clause 23 shall apply.

4.9	If notice is given in accordance with Clause 4.6(c) in respect of:

(a)	the Condition in Clause 4.1(e), Ardutch may give notice to each other party in writing to terminate this Agreement, following which Clause 23 shall apply; and/or

(b)	the Condition in Clause 4.1(f), Whirlpool may give notice to each other party in writing to terminate this Agreement, following which Clause 23 shall apply.

4.10

Whirlpool may, to such extent as it thinks fit and where it is legally entitled to do so, waive the Conditions set out in Clause 4.1(a) and/or Clause 4.1(f), in whole or in part by written notice to Ardutch. Ardutch may, to such extent as it thinks fit and where it is legally entitled to do so, waive the Conditions set out in Clause 4.1(b) and/or Clause 4.1(e), in whole or in part by written notice to Whirlpool. Ardutch and Whirlpool may mutually agree in writing to waive in whole or in part, the Condition set out in Clause 4.1(c)(i)(G). No other Condition is capable of being waived.

5.	PRE-COMPLETION OBLIGATIONS

5.1	During the period from the date of this Agreement to Completion each Seller shall perform its obligations as set out in Schedule 1.

5.2	Ardutch undertakes to Whirlpool that, from the date of this Agreement until Completion, it shall procure that the Buyer shall not, without the prior written consent of Whirlpool:

(a)	create or issue any share capital other than the Ardutch Buyer Shares and the Whirlpool Buyer Shares, or grant any options over, or any other right in respect of, any of its share capital;

(b)	create any Encumbrance over its shares, assets or undertaking;

(c)

incur any liabilities or obligations other than: (i) any immaterial liabilities or obligations which were or are required to be incurred in respect of its incorporation and ongoing filing obligations; and/or (ii) liabilities or obligations set out in, or required to effect, this Agreement, any other Transaction Document, the Ardutch Carve-Out or as is otherwise agreed in writing between the Sellers; or

(d)

be engaged in any trading or take any action other than for the purpose of entering into and performing its obligations under this Agreement, the Ardutch Carve-Out and the other Transaction Documents to which it is a party.

5.3

Not more than 15 Business Days and not fewer than five Business Days prior to Completion, Ardutch shall provide Whirlpool and the Buyer with a draft of the Ardutch Completion Disclosure Letter and Whirlpool shall provide Ardutch and the Buyer with a draft of the Whirlpool Completion Disclosure Letter, each such draft Completion Disclosure Letter, and each Completion Disclosure Letter, shall be prepared by the relevant Seller in good faith based on its actual knowledge of the facts, matters, events or circumstances relating to the Ardutch Europe Group or the Whirlpool Europe Group (as applicable) at the relevant time.

5.4	The Sellers shall co-operate in good faith:

(a)

to negotiate and agree, on or before the date falling eight weeks after the date of this Agreement or such later date as may be agreed in writing between Ardutch and Whirlpool, the definitive terms of the following documents on the basis of customary terms that would be included in agreements of that nature, acting reasonably and taking into account the legitimate interests of the Buyer Group:

(i)	the Whirlpool Transitional Services Agreement (save in respect of the service schedules);

(ii)	the Engineering Services Agreement (save in respect of the service schedules);

(iii)	the Ardutch Brand Licence Agreement;

(iv)	the IP Usage Agreement;

(v)	the Whirlpool Supply Agreement; and

(vi)	the Shared GPO Assets Agreement; and

(b)	to negotiate and agree the Amended Articles, the terms of which shall not be inconsistent with the terms and principles set out in the Shareholders’ Agreement.

5.5

The Sellers shall co-operate in good faith to negotiate and agree, on or before the date falling three months after the date of this Agreement or such later date as may be agreed in writing by Ardutch and Whirlpool, the definitive terms of the service schedules to the following documents on the basis of customary terms that would be included in schedules of that nature, acting reasonably and taking into account the legitimate interests of the Buyer Group:

(a)	the Whirlpool Transitional Services Agreement; and

(b)	the Engineering Services Agreement.

5.6	Between the date of this Agreement and the Primary Condition Date, the Sellers shall co-operate in good faith:

(a)	to negotiate and agree in writing the Initial Business Plan; and

(b)	to agree in writing the identities of the Initial Managers;

5.7

In the event that the Sellers are unable to agree the Initial Business Plan on or before the Primary Condition Date in accordance with Clause 5.6(a), the Framework Business Plan shall be the Initial Business Plan.

5.8

The Sellers shall co-operate in good faith to negotiate and agree the terms of the MENA SPA on the basis of equivalent terms of this Agreement as are applicable in respect of the MENA Shares on or before the MENA SPA Date, with such amendments as are necessary, including:

(a)

an enterprise value of EUR 20,000,000 on a debt free, cash free basis for the MENA Shares with a net debt and working capital adjustment at completion, together with such other adjustments as may be agreed between the Sellers in writing;

(b)	conditions only in respect of the completion of the MENA Carve-Out and the satisfaction (or waiver if permitted) of the Conditions set out in Clauses 4.1(a) to 4.1(c) (inclusive) of this Agreement;

(c)	the following financial and time limitations in respect of claims against the Whirlpool Group under the MENA SPA:

(i)	a cap in respect of all claims equal to the consideration paid for the MENA Shares, unless otherwise agreed;

(ii)	a cap of EUR 4,000,000 in respect of warranty claims other than fundamental warranty claims;
(iii)	a threshold of EUR 200,000 on a tipping basket basis;

(iv)	a de minimis of EUR 20,000;

(v)	a time limit of 18 months for warranty claims (other than fundamental warranty claims);

(vi)	a time limit of the longer of seven years and the applicable statutory look back period in respect of tax covenant claims; and

(vii)	a time limit of seven years for all other claims; and

(d)	any provisions (including warranties and/or indemnities) required to take account of any matters, facts or circumstances identified by Ardutch or any of its Affiliates during due diligence.

5.9

The Sellers shall co-operate in good faith to negotiate and agree, on or before the date falling twelve weeks after the date of this Agreement or such later date as may be agreed in writing between Ardutch and Whirlpool, the definitive terms of the Ardutch Services Agreement, of which the terms shall expressly provide: (a) customary terms that would be included for an agreement of this nature acting reasonably and taking into account the legitimate interests of the Buyer Group; and (b) the service charges are Directly Applied Group OpEx (as defined in the Shareholders’ Agreement). For the avoidance of doubt and notwithstanding any other provision of this Agreement, if the terms of the Ardutch Services Agreement are not agreed by Ardutch and Whirlpool on or before such date, the Ardutch Services Agreement shall not be entered into at Completion and the entry into such agreement on or after Completion shall be a Reserved Matter (as such term is defined in the Shareholders’ Agreement) under the Shareholders’ Agreement.

5.10	Between the date of this Agreement and Completion, Ardutch shall:

(a)	prepare the Initial Budget to reflect the Initial Business Plan; and

(b)

notify Whirlpool of the identity of the initial Ardutch Directors to be appointed at Completion (to the extent such individuals have not already been appointed prior to Completion), being such number of directors as Ardutch will be entitled to appoint under the Shareholders’ Agreement, once entered into.

5.11	Between the date of this Agreement and Completion, Whirlpool shall:

(a)

notify Ardutch of the identity of the initial Whirlpool Directors to be appointed at Completion, being such number of directors as Whirlpool will be entitled to appoint under the Shareholders’ Agreement, once entered into;

(b)	notify Ardutch of the identity of the initial CFO proposed to be appointed at Completion.

5.12

The Buyer undertakes not to issue any shares on or before Completion other than: (i) the Ardutch Buyer Shares; (ii) the Whirlpool Buyer Shares; and (iii) any shares in the Buyer issued with the prior written consent of Whirlpool.

5.13

In the event the Whirlpool French Put Option is exercised Whirlpool shall, within 20 Business Days of the Whirlpool French Put Option Exercise Date, serve a written notice on Agora S.A.S. (“Agora”) requesting its written consent to the direct or indirect change of control of Whirlpool France S.A.S in connection with Whirlpool Carve-Out and/or the Transaction in accordance with the terms of the constitutional documents of Agora (the “Agora Shareholder Approval”), and between the Whirlpool French Put Option Exercise Date and Completion, shall use reasonable endeavours to seek the Agora Shareholder Approval.

5.14

Between the date of this Agreement and Completion, Whirlpool shall provide the Buyer with all such information and documents as may be reasonably be requested by the Buyer in order to enable the Buyer to prepare a description in accordance with article 2:204b of the Dutch Civil Code of the contribution in kind of the Whirlpool Europe Shares in exchange for the issuance of the Whirlpool Buyer Shares at Completion, provided that nothing in this Clause 5.14 shall require Whirlpool to provide the value attributed to the Whirlpool Europe Shares or confirmation that such valuation has been based on, or meets, certain valuation standards.

5.15

One Business Day after the Primary Condition Date, Whirlpool shall provide Ardutch with an updated list of the Whirlpool In-Scope Employees and Ardutch shall provide Whirlpool with an updated list of the Ardutch In-Scope Employees, in each case as at the end of the immediately preceding calendar month, including, in each case, the relevant employee’s job title or function and confirmation of whether such employee has served or received written notice (which is current and outstanding) terminating their employment.

5.16

If any lease in respect of a manufacturing facility entered into by a Whirlpool Perimeter Entity as a tenant requires the consent of the landlord for the direct or indirect change of control of the tenant in connection with the Transaction (including the leases of the Whirlpool Change of Control Properties) (each a “Whirlpool Change of Control Lease”), Whirlpool shall, as soon as reasonably practicable following the date of this Agreement, procure that the relevant Whirlpool Perimeter Entity applies for, and uses reasonable endeavours to obtain, at the sole cost of Whirlpool, the relevant landlord’s consent to the direct or indirect change of control of the relevant Whirlpool Perimeter Entity as tenant in connection with the Transaction in accordance with the terms of such Whirlpool Change of Control Lease, provided that no party shall be required to pay any premium for the landlord’s consent nor to apply to the court for a declaration that the landlord’s consent has been unreasonably withheld or delayed.

5.17

To the extent that a landlord’s consent under a Whirlpool Change of Control Lease has not been obtained by Completion, the parties shall, acting reasonably and in good faith, co-operate to agree the appropriate steps in relation to the relevant Whirlpool Change of Control Lease.

5.18

If any lease in respect of a manufacturing facility entered into by a Ardutch Perimeter Entity as a tenant requires the consent of the landlord for the direct or indirect change of control of the tenant in connection with the Transaction (each a “Ardutch Change of Control Lease”), Ardutch shall, as soon as reasonably practicable following the date of this Agreement, procure that the relevant Ardutch Perimeter Entity applies for, and uses reasonable endeavours to obtain, at the sole cost of Ardutch, the relevant landlord’s consent to the direct or indirect change of control of the relevant Ardutch Perimeter Entity as tenant in connection with the Transaction in accordance with the terms of such Ardutch Change of Control Lease, provided that no party shall be required to pay any premium for the landlord’s consent nor to apply to the court for a declaration that the landlord’s consent has been unreasonably withheld or delayed.

5.19

To the extent that a landlord’s consent under a Ardutch Change of Control Lease has not been obtained by Completion, the parties shall, acting reasonably and in good faith, co-operate to agree the appropriate steps in relation to the relevant Ardutch Change of Control Lease.

5.20

Between the date of this Agreement and the Primary Condition Date, Ardutch and Whirlpool shall co-operate in good faith to determine the practical procedures to be followed by each of Ardutch and Whirlpool in determining the line items comprising the Ardutch Closing Adjustments and the Whirlpool Closing Adjustments, which procedures shall include, without limitation, stock-taking procedures and procedures to confirm the quantum of third-party indebtedness, trade payables and trade receivables.

6.	EMPLOYEE CONSULTATION

6.1

Whirlpool shall (and shall procure that each relevant member of the Whirlpool Group will) ensure timely compliance with their respective obligations to inform and/or consult with employees, employee representatives, works councils, trade unions or other employee representative bodies in connection with the Transaction and the proposed transfer of employees under any Automatic Transfer Legislation in connection with the Whirlpool Carve-Out and/or the Transaction. Ardutch shall, or shall procure that, the relevant member of the Ardutch Group shall upon reasonable request from Whirlpool make available representatives of Ardutch, of sufficient seniority, for the purpose of attending meetings with employees, employee representatives, works councils, trade unions or other employee representative bodies, for the purpose of Whirlpool complying with its obligation under this Clause 6.1.

6.2

Ardutch shall, upon reasonable notice, provide Whirlpool with such information as Whirlpool may reasonably request in order to comply with the obligation in Clause 6.1 and Ardutch shall provide reasonable cooperation to Whirlpool and involvement in connection therewith.

6.3

Ardutch shall (and shall procure that each relevant member of the Ardutch Group will) ensure timely compliance with their respective obligations to inform and/or consult with employees, employee representatives, works councils, trade unions or other employee representative bodies in connection with the Transaction and/or the proposed transfer of employees under any Automatic Transfer Legislation in connection with the Ardutch Carve-Out and/or the Transaction. Whirlpool shall, or shall procure that, the relevant member of the Whirlpool Group shall upon reasonable request from Ardutch make available representatives of Whirlpool, of sufficient seniority, for the purpose of attending meetings with employees, employee representatives, works councils, trade unions or other employee representative bodies, for the purpose of Ardutch complying with its obligation under this Clause 6.3.

6.4

Whirlpool shall, upon reasonable notice, provide Ardutch with such information as Ardutch may reasonably request in order to comply with the obligation in Clause 6.3 and Whirlpool shall provide reasonable cooperation to Ardutch and such involvement in connection therewith.

7.	PRE-COMPLETION REORGANISATION

7.1	Each Seller shall comply with the provisions of Schedule 4 that apply to it.

7.2

Within six weeks after the date of this Agreement, Ardutch shall deliver to Whirlpool a substantially complete draft of the Ardutch Carve-Out Steps Plan and the Sellers shall co-operate in good faith to agree the terms of the Ardutch Carve-Out Steps Plan as soon as reasonably practicable thereafter and in accordance with the Ardutch Carve-Out Principles, the Ardutch Agreed Perimeter and the Ardutch Carve-Out Steps Overview. Ardutch shall take into account any reasonable comments of Whirlpool which are provided in a timely manner in relation to the draft Ardutch Carve-Out Steps Plan (and any subsequent version thereof) and promptly provide Whirlpool with any further drafts of the Ardutch Carve-Out Steps Plan prepared by or on behalf of the Ardutch Group.

7.3

Within six weeks after the date of this Agreement, Whirlpool shall deliver to Ardutch a substantially complete draft of the Whirlpool Carve-Out Steps Plan and the Sellers shall co-operate in good faith to agree the terms of the Whirlpool Carve-Out Steps Plan as soon as reasonably practicable thereafter and in accordance with the Whirlpool Carve-Out Principles, the Whirlpool Agreed Perimeter and the Whirlpool Carve-Out Steps Overview. Whirlpool shall take into account any reasonable comments of Ardutch which are provided in a timely manner in relation to the draft Whirlpool Carve-Out Steps Plan (and any subsequent version thereof) and promptly provide Whirlpool with all subsequent drafts of the Ardutch Carve-Out Steps Plan prepared by or on behalf of the Whirlpool Group.

7.4	Subject to Clause 7.10 below, Ardutch shall:

(a)

implement (or procure the implementation of) the corporate reorganisation required in order to achieve the corporate structure of the Ardutch Europe Group by implementing the Ardutch Carve-Out Steps, subject to any changes to the Ardutch Carve-Out Steps: (i) to which Whirlpool has given its prior written consent (not to be unreasonably withheld, conditioned or delayed); (ii) that are immaterial and do not adversely affect the Buyer, Whirlpool or any member of the Ardutch Europe Group; or (iii) that only relate to and only affect members of the Ardutch Group (other than the Ardutch Europe Group) (the “Ardutch Carve-Out”);

(b)

ensure that completion of the Ardutch Carve-Out occurs before the Longstop Date (subject to Whirlpool having complied with its obligations pursuant to Clause 7.2 to co-operate in good faith to agree the form of the Ardutch Carve-Out Steps Plan and its obligation pursuant to Clause 7.4(c) to co-operate in good faith to agree the documentation required to effect any particular step of the Ardutch Carve-Out);

(c)

provide Whirlpool with draft documentation for implementing the Ardutch Carve-Out as soon as reasonably practicable following the date on which the Ardutch Carve-Out Steps Plan is agreed in accordance with Clause 7.2 (and in any event by the date falling no more than one month after such date) and the Sellers shall co-operate in good faith to agree in writing the final form of such documentation;

(d)

not implement any particular step of the Ardutch Carve-Out (including the Ardutch Carve-Out Steps) unless and until the Ardutch Carve-Out Steps Plan has been agreed in accordance with Clause 7.2, the documentation required to effect the relevant step has been agreed in accordance with Clause 7.4(c) and the relevant step is implemented in accordance with the documentation as so agreed;

(e)	keep Whirlpool informed promptly of any significant development in relation to the Ardutch Carve-Out; and

(f)

promptly provide Whirlpool with a copy of each executed document relating to the implementation of the Ardutch Carve-Out (in redacted form to the extent necessary to protect legitimate confidentiality interests of the Ardutch Group, provided that Whirlpool shall be entitled to request that an unredacted copy of such agreement is made available to its legal advisers on a counsel-to-counsel basis).

7.5	Subject to Clauses 7.7 to 7.9 below, Whirlpool shall:

(a)

implement (or procure the implementation of) the corporate reorganisation required in order to achieve the corporate structure of the Whirlpool Europe Group by implementing the Whirlpool Carve-Out Steps, subject to any changes to the Whirlpool Carve-Out Steps: (i) to which Ardutch has given its prior written consent (not to be unreasonably withheld, conditioned or delayed); (ii) that are immaterial and do not adversely affect the Buyer, Ardutch or any member of the Whirlpool Europe Group; or (iii) that only relate to and only affect the Whirlpool Group (other than the Whirlpool Europe Group) (the “Whirlpool Carve-Out”);

(b)

ensure that completion of the Whirlpool Carve-Out occurs before the Longstop Date (subject to Ardutch having complied with its obligations pursuant to Clause 7.3 to co-operate in good faith to agree the form of the Whirlpool Carve-Out Steps Plan and its obligation pursuant to Clause 7.5(c) to co-operate in good faith to agree the documentation required to effect any particular step of the Whirlpool Carve-Out);

(c)

provide Ardutch with draft documentation for implementing the Whirlpool Carve-Out as soon as reasonably practicable following the date on which the Whirlpool Carve-Out Steps Plan is agreed in accordance with Clause 7.3 (and in any event by the date falling no more than one month after such date) and the Sellers shall co-operate in good faith to agree in writing the final form of such documentation;

(d)

not implement any particular step of the Whirlpool Carve-Out (including the Whirlpool Carve-Out Steps) unless and until the Whirlpool Carve-Out Steps Plan has been agreed in accordance with Clause 7.3, the documentation required to effect the relevant step has been agreed in accordance with Clause 7.5(c) and the relevant step is implemented in accordance with the documentation as so agreed;

(e)	keep Ardutch informed promptly of any significant development in relation to the Whirlpool Carve-Out; and

(f)

promptly provide Ardutch with a copy of each executed transaction document relating to the implementation of the Whirlpool Carve-Out (in redacted form to the extent necessary to protect legitimate confidentiality interests of the Whirlpool Group, provided that Ardutch shall be entitled to request that an unredacted copy of such agreement is made available to its legal advisers on a counsel-to-counsel basis).

7.6	If:

(a)	Whirlpool becomes aware that a Third Party Consent is required in respect of a member of the Whirlpool Europe Group; or

(b)	Ardutch becomes aware that a Third Party Consent is required in respect of a member of the Ardutch Europe Group,

such Seller shall notify the other Seller and, unless both Sellers agree (acting responsibly) it is not in the best interests of the Buyer Group to seek such Third Party Consent prior to Completion, such Seller shall use all reasonable endeavours to obtain such Third Party Consent by Completion. If such Third Party Consent has not been so obtained by Completion, the Sellers shall procure that the Buyer shall use all reasonable endeavours to obtain such Third Party Consent and to achieve an alternative solution by which the relevant Group Company shall receive the benefit of the relevant Whirlpool Material Contract or Ardutch Material Contract (as applicable) and assume the associated obligations, provided that Whirlpool, where such Third Party Consent was required in respect of a member of the Whirlpool Europe Group, or Ardutch, where such Third Party Consent was required in respect of a member of the Ardutch Europe Group: (i) shall bear all costs reasonably incurred by the Buyer Group in relation to obtaining the relevant Third Party Consent or achieving an alternative solution following Completion (including any third party consent or approval fees, costs and expenses); and (ii) covenants to pay on demand any such costs to the relevant member of the Buyer Group if paid by a member of the Buyer Group.

7.7

Notwithstanding any other term of this Agreement, each of Ardutch and Whirlpool acknowledges and agrees that any decision in relation to the Whirlpool French Carve-Out, the Whirlpool Dutch Carve-Out and the Ardutch French Carve-Out is subject to the result of Ardutch’s and Whirlpool’s information and consultation process with the relevant employee representative bodies of the Ardutch Europe Group and the Whirlpool Europe Group and that the Whirlpool French Carve-Out, the Whirlpool Dutch Carve-Out and/or the Ardutch French Carve-Out shall not occur until the Whirlpool French Put Option, the Whirlpool Dutch Put Option and/or the Ardutch French Put Option (respectively) has been exercised, as the case may be, as further detailed in Clauses 7.8, 7.9 and 7.10 below. The parties may consider making modifications to the Agreement to the extent they consider it appropriate following the outputs from the Whirlpool French Employee Consultation, the Ardutch French Employee Consultation and/or the Whirlpool Dutch Employee Consultation and/or the Whirlpool Dutch SER Notification Process.

7.8	In respect of the Whirlpool French Carve-Out:

(a)

the parties acknowledge that the execution of a binding agreement to undertake the Whirlpool French Carve-Out is subject to completion of the information and consultation procedure with the employee representative bodies of the Whirlpool French OpCo in connection with the proposed Whirlpool French Carve-Out in the context of the Transaction in accordance with the provisions of the French Labour Code (the “Whirlpool French Employee Consultation”);

(b)

notwithstanding any other provisions of this Agreement, this Agreement shall not constitute a binding agreement to undertake the Whirlpool French Carve-Out or for Whirlpool French OpCo to constitute a Whirlpool Perimeter Entity or a member of the Whirlpool Europe Group;

(c)

the Whirlpool French OpCo shall not be a Whirlpool Perimeter Entity or be part of the Whirlpool Europe Group unless and until Whirlpool Europe receives a notice from the Whirlpool Guarantor setting forth its decision to undertake the Whirlpool French Carve-Out in accordance with the provisions of the Whirlpool French Put Option Letter;

(d)

when the Whirlpool French Employee Consultation is complete and the option under the Whirlpool French Put Option Letter (the “Whirlpool French Put Option”) is exercised by the Whirlpool Guarantor in accordance with the terms of the Whirlpool French Put Option Letter, Whirlpool shall implement the Whirlpool French Carve-Out and Whirlpool French OpCo shall, notwithstanding anything in this Agreement to the contrary, be a Whirlpool Perimeter Entity and be part of the Whirlpool Europe Group for the purposes of this Agreement;

(e)

notwithstanding any other provision of this Agreement, but without prejudice to Clause 7.8(d), unless and until the Whirlpool French Put Option is exercised on or prior to the Whirlpool French Put Option Expiry Date (as such term is defined in the Whirlpool French Put Option Letter) in accordance with the French Put Option Letter:

(i)	Whirlpool shall not implement the Whirlpool French Carve-Out;

(ii)

the Whirlpool Perimeter Entities and the Whirlpool Europe Group shall be deemed to exclude the Whirlpool French OpCo and Whirlpool shall procure that the Whirlpool French OpCo does not form part of the Whirlpool Europe Group at Completion (on such terms as may be agreed in writing between Whirlpool and Ardutch); and

(iii)	the Whirlpool Completion Share Proportion shall be calculated on the basis that any amounts relating to the Whirlpool French Business are excluded from the Ratio Calculation;

(f)

notwithstanding any other provision of this Agreement, Clauses 15.3 and 15.4 shall apply in respect of the Whirlpool French OpCo and the Whirlpool French Business only as from the date on which the Whirlpool French Put Option is exercised (the “Whirlpool French Put Option Exercise Date”). In the event that the Whirlpool French Put Option is exercised on or prior to the Whirlpool French Put Option Expiry Date (as such term is defined in the French Put Option Letter), the provisions of Clauses 15.3 and 15.4 shall apply as if the Whirlpool French Put Option had been exercised on the date of this Agreement;

(g)

notwithstanding any other provision of this Agreement, Whirlpool shall only be bound by Clauses 5.1, 7.6 and 12, insofar as those obligations relate to the Whirlpool French Business, with effect from the Whirlpool French Put Option Exercise Date; and

(h)

in the event the Whirlpool French Put Option is exercised, Whirlpool confirms and warrants as at the Whirlpool French Put Option Exercise Date that it is not aware of any act occurring between the date of this Agreement and the Whirlpool French Put Option Exercise Date that would have constituted a breach of Clause 5.1, 7.8(e)(i) or 12 in relation to the Whirlpool French Business if such act had been committed after the Whirlpool French Put Option Exercise Date.

7.9	In respect of the Whirlpool Dutch Carve-Out:

(a)

the parties acknowledge that the execution of a binding agreement to undertake the Whirlpool Dutch Carve-Out is subject to consulting the works council of the Whirlpool Dutch OpCo in accordance with the provisions of the Dutch Works Councils Act in connection with the proposed Whirlpool Dutch Carve-Out (the “Whirlpool Dutch Employee Consultation Process”) and the completion of an information and consultation process under the SER Merger Code 2015 (SER Fusiegedragsregels 2015) with the Social Economic Council (“SER”) and any relevant trade unions (the “Whirlpool Dutch SER Notification Process”);

(b)

notwithstanding any other provisions of this Agreement, this Agreement shall not constitute a binding agreement to undertake the Whirlpool Dutch Carve-Out or for Whirlpool Dutch OpCo to constitute a Whirlpool Perimeter Entity or a member of the Whirlpool Europe Group but only an undertaking by Whirlpool (or the Whirlpool Guarantor, as applicable) to procure that (in so far as it is within its respective power to do so) the works council of Whirlpool Dutch OpCo shall be informed of and consulted (if requested) in connection with the proposed Whirlpool Dutch Carve-Out and that the SER and any relevant trade unions are informed and consulted with in accordance with the SER Merger Code 2015 (SER Fusiegedragsregels 2015) in each case in accordance with the Dutch Works Councils Act and the SER Merger Code 2015 (SER Fusiegedragsregels 2015) respectively, and further in accordance with the Whirlpool Dutch Put Option Letter;

(c)

the Whirlpool Dutch OpCo shall not be a Whirlpool Perimeter Entity or be part of the Whirlpool Europe Group unless and until Whirlpool Europe receives a notice from the Whirlpool Guarantor setting forth its decision to procure that the Whirlpool Dutch Carve-Out is implemented, in accordance with the provisions of the Whirlpool Dutch Put Option Letter;

(d)

when the Whirlpool Dutch Employee Consultation and the Whirlpool Dutch SER Notification Process is complete (as determined in accordance with the Whirlpool Dutch Put Option Letter) and the option under the Whirlpool Dutch Put Option Letter (the “Whirlpool Dutch Put Option”) is exercised by the Whirlpool Guarantor in accordance with the provisions of the Whirlpool Dutch Put Option Letter, Whirlpool shall implement the Whirlpool Dutch Carve-Out, and the Whirlpool Dutch OpCo shall, notwithstanding anything to the contrary in this Agreement, be a Whirlpool Perimeter Entity and be part of the Whirlpool Europe Group for the purposes of this Agreement;

(e)

notwithstanding any other provision of this Agreement but without prejudice to Clause 7.9(d), unless and until the Whirlpool Dutch Put Option is exercised in accordance with the terms of the Whirlpool Dutch Put Option Letter:

(i)	Whirlpool shall not implement the Whirlpool Dutch Carve-Out;

(ii)

the Whirlpool Perimeter Entities and the Whirlpool Europe Group shall be deemed to exclude the Whirlpool Dutch OpCo and Whirlpool shall procure that the Whirlpool Dutch OpCo does not form part of the Whirlpool Europe Group (on such terms as may be agreed in writing between Whirlpool and Ardutch); and

(iii)	the Whirlpool Completion Share Proportion shall be calculated on the basis that any amounts relating to the Whirlpool Dutch Business are excluded from the Ratio Calculation;

(f)

notwithstanding any other provision of this Agreement, Clauses 15.3 and 15.4 shall apply in respect of the Whirlpool Dutch OpCo and Whirlpool Dutch Business only as from the date on which the Whirlpool Dutch Put Option is exercised (the “Whirlpool Dutch Put Option Exercise Date”). In the event that the Whirlpool Dutch Put Option is exercised on or prior to the Whirlpool Dutch Put Option Expiry Date (as defined in the Whirlpool Dutch Put Option Letter), the provisions of Clauses 15.3 and 15.4 shall apply as if the Whirlpool Dutch Put Option had been exercised on the date of this Agreement;

(g)

notwithstanding any other provision of this Agreement, Whirlpool shall only be bound by Clauses 5.1, 7.6 and 12, insofar as those obligations relate to the Whirlpool Dutch Business, on the Whirlpool Dutch Put Option Exercise Date; and

(h)

in the event the Whirlpool Dutch Put Option is exercised, Whirlpool confirms and warrants as at the Whirlpool Dutch Put Option Exercise Date that it is not aware of any act occurring between the date of this Agreement and the Whirlpool Dutch Put Option Exercise Date that would have constituted a breach of Clause 5.1, 7.9(e)(i) or 12 in relation to the Whirlpool Dutch Business if such act had been committed after the Whirlpool Dutch Put Option Exercise Date.

7.10	In respect of the Ardutch French Carve-Out:

(a)

the parties acknowledge that the execution of a binding agreement to undertake the Ardutch French Carve-Out is subject to completion of the information and consultation procedure with the employee representative bodies of the Ardutch French OpCo in connection with the proposed Ardutch French Carve-Out and the Transaction in accordance with the provisions of the French Labour Code (the “Ardutch French Employee Consultation”);

(b)

notwithstanding any other provisions of this Agreement, this Agreement shall not constitute a binding agreement to undertake the Ardutch French Carve-Out or for Ardutch French OpCo to constitute a Ardutch Perimeter Entity or a member of the Ardutch Europe Group;

(c)

the Ardutch French OpCo shall not be a Ardutch Perimeter Entity or be part of the Ardutch Europe Group unless and until the Buyer receives a notice from Ardutch setting forth its decision to undertake the Ardutch French Carve-Out, in accordance with the provisions of the Ardutch French Put Option Letter;

(d)

when the Ardutch French Employee Consultation is complete and the option under the Ardutch French Put Option Letter (the “Ardutch French Put Option”) is exercised by Ardutch in accordance with the provisions of the Ardutch French Put Option Letter, Ardutch shall implement the Ardutch French Carve-Out, Ardutch French OpCo shall be a Ardutch Perimeter Entity and be part of the Ardutch Europe Group;

(e)

notwithstanding any other provision of this Agreement, but without prejudice to Clause 7.10(d), unless and until the Ardutch French Put Option is exercised on or prior to the Ardutch French Put Option Exercise Date in accordance with the Ardutch French Put Option Letter:

(i)	Ardutch shall not implement the Ardutch French Carve-Out;
(ii)

the Ardutch Perimeter Entities and the Ardutch Europe Group shall be deemed to exclude the Ardutch French OpCo and Ardutch shall procure that the Ardutch French OpCo does not form part of the Ardutch Europe Group at Completion (on such terms as may be agreed in writing between Whirlpool and Ardutch); and

(iii)	the Ardutch Completion Share Proportion shall be calculated on the basis that any amounts relating to the Ardutch French Business are excluded from the Ratio Calculation;

(f)

notwithstanding any other provision of this Agreement, Clauses 15.3 and 15.4 shall apply in respect of Ardutch French OpCo and the Ardutch French Business only as from the date on which the Ardutch French Put Option is exercised (the “Ardutch French Put Option Exercise Date”). In the event that the Ardutch French Put Option is exercised on or prior to Ardutch French Put Option Exercise Date (as such term is defined in the Ardutch French Put Option Letter), the provisions of Clauses 15.1 and 15.2 shall apply as if the Ardutch French Put Option had been exercised on the date of this Agreement;

(g)

notwithstanding any other provision of this Agreement, Ardutch shall only be bound by Clauses 5.1, 7.6 and 12, insofar as those obligations relate to the Ardutch French Business, as from the Ardutch French Put Option Exercise Date; and

(h)

in the event the Ardutch French Put Option is exercised, Ardutch confirms and warrants as at the Ardutch French Put Option Exercise Date that it is not aware of any act occurring between the date of this Agreement and the Ardutch French Put Option Exercise Date that would have constituted a breach of Clause 5.1, 7.10(e)(i) or 12 in relation to the Ardutch French Business or the Ardutch French OpCo if such act had been committed after the Ardutch French Put Option Exercise Date.

8.	COMPLETION

8.1	Completion shall take place at the offices of the Notary (or at any other place as agreed in writing by the Sellers) on:

(a)

if the last of the Primary Conditions to be satisfied or waived is satisfied or waived on any date other than a date falling in the last five Business Days of a calendar month, the first Business Day after the end of that calendar month;

(b)

if the last of the Primary Conditions to be satisfied or waived is satisfied or waived in the last five Business Days of a calendar month, the first Business Day after the end of the immediately following calendar month; or

(c)	any other date agreed in writing by the Sellers,

provided that the Agreement has not terminated in accordance with Clause 4.9.

8.2	At Completion:

(a)	Ardutch shall do or procure the carrying out of all those things listed in paragraph 1.2 of Schedule 2;

(b)	Whirlpool shall do or procure the carrying out of all those things listed in paragraph 1.1 of Schedule 2; and

(c)	the Buyer shall do or procure the carrying out of all those things listed in paragraph 2 of Schedule 2.

8.3	All documents and items delivered and payments received in connection with Completion shall be held by the recipient to the order of the person delivering or making them.

8.4	Simultaneously with:

(a)	the delivery of all documents and items required to be delivered; and

(b)	the performance of all other obligations required to be performed at Completion,

(or, in circumstances where Clause 8.6(b) applies, other than any such delivery or performance that is not practicable in the circumstances), all such documents, items and payments shall cease to be held to the order of the person delivering or making them, shall be released and Completion shall be deemed to have taken place.

8.5

Provided that the MENA SPA has been entered into on or before the MENA SPA Date, no party shall be obliged to complete the transfer of the Whirlpool Europe Shares unless the transfer of all of the Whirlpool Europe Shares and all of the MENA Shares is completed simultaneously.

8.6

Without prejudice to Clause 23 or any other rights and remedies a party may have, if the Buyer or any Seller does not comply with its obligations under Clause 8.2 on the date on which Completion is scheduled to occur (the “Scheduled Completion Date”), Ardutch (in the case of non-compliance by Whirlpool) or Whirlpool (in the case of non-compliance by Ardutch or the Buyer) shall each be entitled by notice in writing to each other party, at its discretion:

(a)

to defer Completion to the first Business Day of the calendar month immediately following the Scheduled Completion Date or any later date as agreed by the Sellers in writing. In such event this Clause 8.6 shall also apply to Completion so deferred.

(b)	so far as practicable and subject to Clause 8.5, to complete the sale and purchase of the Whirlpool Europe Shares in accordance with Clause 8.2 and Schedule 2; or

(c)	provided Completion has been deferred in accordance with Clause 8.6(a) at least once by it, to terminate this Agreement by notice in writing to each other party following which Clause 23 shall apply.

9.	INTRA-GROUP PAYABLES AND RECEIVABLES

9.1

Whirlpool shall procure that there are no Intra-Group Payables or Intra-Group Receivables outstanding between Whirlpool Europe Group Companies on the one hand and Whirlpool Retained Group Companies on the other hand at Completion.

9.2

Ardutch shall procure that there are no Intra-Group Payables or Intra-Group Receivables outstanding between Ardutch Europe Group Companies or the Buyer Group on the one hand and Ardutch Retained Group Companies on the other hand at Completion other than any such Intra-Group Payables or Intra-Group Receivables arising out of or in connection with the cash-pooling arrangements operated by the Ardutch Group in which any of the Ardutch Europe Group Companies or Buyer Group Companies (as applicable) participate.

9.3

Each of Ardutch and Whirlpool shall procure that each Intra-Group Trading Amount owed by the Whirlpool Retained Group Companies or the Ardutch Retained Group Companies (as applicable) to a Buyer Group Company at Completion is settled in the ordinary course of business and in accordance with the terms on which such Intra-Group Trading Amount was incurred.

9.4

The Buyer shall procure that each Intra-Group Trading Amount owed by a Buyer Group Company to the Whirlpool Retained Group Companies or the Ardutch Retained Group Companies (as applicable) at Completion is settled in the ordinary course of business and in accordance with the terms on which such Intra-Group Trading Amount was incurred.

10.	POST-COMPLETION OBLIGATIONS

10.1

The Buyer undertakes to Whirlpool (for itself and as agent and trustee for each other Whirlpool Group Company) that it shall procure that, as soon as reasonably practicable after the Completion Date and in any event within 90 Business Days after the Completion Date (the “De-branding Period”), that:

(a)

the name of any Buyer Group Company which consists of or incorporates the words “Whirlpool”, “Wpro”, “KitchenAid”, “Maytag”, “JennAir”, “Brastemp”, “Consul”, “InSinkErator”, “Amana”, “Acros”, “Yummly”, “Swash”, “Everydrop”, “Affresh”, “Gladiator” or any other brands or secondary marks owned by Whirlpool or the Whirlpool Group ” that are notified to the Buyer prior to Completion (the “Whirlpool Names”), is changed to a name which does not include and, in Whirlpool’ reasonable opinion, is not confusingly similar to such words; and

(b)

unless permitted under the provisions of the Whirlpool Brand Licence Agreement, IP Usage Agreement, Engineering Services Agreement or Whirlpool Transitional Services Agreement, any domain names, email addresses, communication (print or electronic), documents, stationery, advertisements, and advertisement equipment consisting of or incorporating the Whirlpool Names cease to be used and are replaced with a name which, does not include and, in Whirlpool’s reasonable opinion, is not confusingly similar to such words (the “Branded Articles”).

10.2

The undertakings in Clause 10.1 are intended for the benefit of Whirlpool and each other Whirlpool Group Company, each of whom may enforce Clause 10.1 under and in accordance with the Contracts (Rights of Third Parties) Act 1999.

10.3

If, despite having used all reasonable endeavours to transition away from the use of any company names, domain names or email addresses consisting of or incorporating the Whirlpool Names in accordance with Clause 10.1, the Buyer is unable to do so within 90 Business Days of the Completion Date without causing material disruption to the business of the Buyer Group, the Buyer may request an extension to the De-branding Period of up to 90 additional Business Days in which to complete the necessary transition, and Whirlpool shall not unreasonably withhold, delay or condition its consent to such request. If Whirlpool provides its consent to an extension pursuant to this Clause 10.3, such consent shall be deemed to be given on its own behalf and on behalf of each other member of the Whirlpool Group and Whirlpool undertakes not to claim (and to procure that no other member of the Whirlpool Group claims) to the contrary.

10.4

Whirlpool hereby grants (and shall procure the grant of) a non-exclusive licence to the Buyer and the members of the Buyer Group for the duration of the De-branding Period to use the Whirlpool Names and Branded Articles in substantially the same manner as used by Whirlpool Group in the six months immediately preceding the date of this Agreement, and the Buyer shall not do anything that may reasonably be expected to prejudice the validity or enforceability of the Whirlpool Names. In the event of any conflict between the terms of this Clause 10 and the Whirlpool Brand Licence Agreement, the Whirlpool Brand Licence Agreement shall prevail.

10.5	In respect of Third Party Guarantees:

(a)

the Buyer shall use all reasonable endeavours to ensure that within the six month period immediately following Completion, Whirlpool and each Affiliate of Whirlpool is released from all Third Party Guarantees given by Whirlpool or any Affiliate of Whirlpool in respect of obligations of any Buyer Group Company and, pending release of any such Third Party Guarantee, the Buyer shall indemnify Whirlpool and each Affiliate of Whirlpool that has given any such Third Party Guarantee against, and shall pay on demand (on a euro for euro basis) an amount equal to all Losses arising after Completion under or by reason of such Third Party Guarantee; and

(b)

each Seller shall use all reasonable endeavours to ensure that as soon as reasonably practicable after Completion, each Buyer Group Company is released from all Third Party Guarantees given by it in respect of obligations of such Seller or any of its Affiliates (other than another Buyer Group Company), and, pending release of any such Third Party Guarantee, such Seller shall indemnify the Buyer and each Buyer Group Company that has given any such Third Party Guarantee on demand (on a euro for euro basis) against all Losses arising after Completion under or by reason of such Third Party Guarantee.

10.6	The Buyer shall, and shall procure that each Buyer Group Company will:

(a)

preserve and maintain all books, records and documents which relate to the Buyer Group or any Buyer Group Company and pertain to events occurring prior to Completion and which are required by that Seller or its Representatives for Tax, regulatory or accounting purposes or to comply with any applicable Law or requirement of any Authority and which are in the Buyer’s or a member of the Buyer Group’s or a member of the Ardutch Group’s, or Koç Holding or its subsidiary undertakings’, possession or control; and

(b)

make all such books, records and documents which relate to the Buyer Group (insofar as the same record matters occurring on or before Completion) available for inspection by each Seller and its Representatives, and, subject to reasonable advance notice being given, to permit each Seller and its Representatives to have access during normal Working Hours to, and to take copies (at such person’s own expense) of such books, records and documents, and to otherwise provide reasonable information and assistance and reasonable access to any director, officer, employee or agent or adviser of the Buyer Group, in each case to the extent reasonably required by that Seller or its Representatives for Tax, regulatory or accounting purposes or to comply with any applicable Law or requirement of any Authority, whether or not such requirement has the force of law and subject to reasonable advance notice being given, in each case, for so long as the relevant statute of limitations in the relevant jurisdiction of incorporation of the relevant Group Company requires that book, record or document to be preserved and/or maintained, provided that nothing in this Clause 10.6 shall require the Buyer or any member of the Buyer Group to provide any such books, records or documents which are subject to legal professional privilege, or which would be in breach of any confidentiality obligations that are binding on the Buyer or any member of the Buyer Group.

10.7

Each Seller, the Buyer and each of their respective Affiliates agree that Whirlpool may, in its or any of its Affiliate’s, as relevant, exclusive discretion, make elections described in Treasury Regulations section 1.245A-5(e)(3) with respect to any Buyer Group Company in connection with the Transaction. Whirlpool shall promptly notify Ardutch of any election made pursuant to this Clause 10.7.

10.8

As soon as reasonably practicable following Completion, the Buyer shall procure that its shareholder register is updated to reflect Whirlpool as the holder of the Whirlpool Buyer Shares and shall deliver an extract of the shareholder register as so updated to Whirlpool.

11.	PRODUCT LIABILITY INSURANCE

11.1

As soon as reasonably practicable following the date of this Agreement and, in any event, prior to Completion, subject to Whirlpool fulfilling its obligations in Clause 11.3, the Buyer shall, at its own cost and expense, procure product liability insurance for the Buyer Group in respect of all products that are sourced, manufactured or sold by the Buyer Group or by a member of the Ardutch Group in connection with the business of the Buyer Group after Completion other than Whirlpool Post-Completion Products, such insurance to commence with effect from Completion on terms that are similar to the product liability insurance covering the Ardutch Group as at the date of this Agreement (the “Product Liability Insurance”).

11.2

On or prior to the third anniversary of Completion, subject to Whirlpool fulfilling its obligations in Clause 12.3, the Buyer shall, at its own cost and expense, procure product liability insurance for the Buyer Group in respect of all:

(a)	Ardutch Pre-Completion Products;

(b)	Ardutch Post-Completion Products;

(c)	Whirlpool Pre-Completion Products; and

(d)	Whirlpool Post-Completion Products,

such insurance to be on terms that are similar to the product liability insurance covering the Ardutch Europe Business or the Whirlpool Europe Business (as applicable) as at the date of this Agreement and to commence with effect from the third anniversary of Completion,

(the “Run-Off Product Liability Insurance”).

11.3

As soon as reasonably practicable following the date of this Agreement, Whirlpool shall liaise with insurance brokers to procure proposals for the Buyer to obtain the Product Liability Insurance and the Run-Off Product Liability Insurance.

12.	PROTECTIVE COVENANT

12.1

Ardutch and the Ardutch Guarantor undertake to Whirlpool, the Buyer and each member of the Group and Whirlpool and the Whirlpool Guarantor undertake to Ardutch, the Buyer and each member of the Group that they shall not and shall procure that none of their respective Affiliates shall:

(a)	during the three year period following Completion, directly or indirectly carry on or be employed, engaged or interested in any Restricted Business in the Relevant Territories;

(b)

during the period from (and including) the date of this Agreement until (and excluding) the third anniversary of Completion, deal with or canvass, solicit or seek to solicit the custom of any person who has been a customer of the Ardutch Europe Business (in respect of Whirlpool, Ardutch, the Ardutch Guarantor and the Whirlpool Guarantor) or the Whirlpool Europe Business (in respect of Ardutch, Whirlpool, the Whirlpool Guarantor and the Ardutch Guarantor) or the Group (in respect of Whirlpool, the Whirlpool Guarantor, Ardutch and the Ardutch Guarantor during the relevant period following Completion) at any time within the 12 months immediately prior to the date of this Agreement, in each case in a manner which is outside the ordinary course of business and competition, so as to harm the goodwill of, the Ardutch Europe Business, the Whirlpool Europe Business or the Group (as applicable);

(c)

during the period from (and including) the date of this Agreement until (and excluding) the third anniversary of Completion, directly or indirectly offer employment to, enter into a contract for the services of, or attempt to entice away from the Ardutch Europe Business (in respect of Whirlpool and the Whirlpool Guarantor) or the Whirlpool Europe Business (in respect of Ardutch and the Ardutch Guarantor) or the Group (in respect of Whirlpool, the Whirlpool Guarantor, Ardutch and the Ardutch Guarantor during the relevant period following Completion), any individual who is at that time, and was at the date of this Agreement, employed or directly engaged in an executive or managerial position with the Ardutch Europe Business or the Whirlpool Europe Business (as applicable), except for:

(i)

a person who responds, without any form of approach or solicitation by or on behalf of such Seller or any Affiliate of such Seller, to a general public advertisement made in the ordinary course of business which is not intended to target any specific person;

(ii)

a Ardutch In-Scope Employee or a Whirlpool In-Scope Employee whose employment or engagement with the Ardutch Europe Business, the Whirlpool Europe Business or the Group (as applicable) has been terminated; or

(iii)	a person who participates in the ordinary course in the mobility, rotation or talent development programmes of the Ardutch Group;

(d)

during the period from (and including) the date of this Agreement until (and excluding) the third anniversary of Completion, solicit or entice away from the Ardutch Europe Business (in respect of Whirlpool, Ardutch, the Ardutch Guarantor and the Whirlpool Guarantor) or the Whirlpool Europe Business (in respect of Ardutch, Whirlpool, the Whirlpool Guarantor and the Ardutch Guarantor) or the Group (in respect of Whirlpool, the Whirlpool Guarantor, Ardutch and the Ardutch Guarantor during the relevant period following Completion) any supplier who had supplied goods and/or services to the Ardutch Europe Business or the Whirlpool Europe Business (as applicable), in each case, at any time during the 12 months immediately prior to the date of this Agreement if that solicitation or enticement causes or could cause such supplier to cease supplying those goods and/or services to the Ardutch Europe Business or the Whirlpool Europe Business (as applicable); and

(e)

do or say anything or make any direct or indirect public statement that party or any of its Affiliates knows or ought reasonably to know will disparage, defame, or be harmful to the goodwill of, the Ardutch Europe Business, the Ardutch Europe Group, Ardutch or the Ardutch Group (in respect of Whirlpool and the Whirlpool Guarantor) or the Whirlpool Europe Business, the Whirlpool Europe Group, Whirlpool or the Whirlpool Group (in respect of Ardutch and the Ardutch Guarantor) or the Group (in respect of Whirlpool, the Whirlpool Guarantor, Ardutch and the Ardutch Guarantor during the relevant period following Completion), provided that nothing in this Clause 12.1(e) is intended to prohibit or restrict such person from responding truthfully to any governmental investigation, legal process or inquiry related thereto, making good faith rebuttals of another person’s untrue or materially misleading statements, or making any bona fide general competitive statements or communications without malice in the ordinary course of competition.

12.2	The restrictions in Clause 12.1(a):

(a)	shall not apply (or as the case may be shall cease to apply) to the extent that:

(i)

Whirlpool or any of its Affiliates acquires a company or business and, as a result of that acquisition, acquires a company or business which carries on a Restricted Business provided that the Restricted Business of the company or business acquired: (A) has revenue of less than EUR 300 million (as adjusted for inflation measured from the date of this Agreement to the date of such acquisition) in respect of MDA in the Relevant Territories; and (B) generates less than 25% of the global revenues of the relevant company or business acquired through MDA in the Relevant Territories;

(ii)	Ardutch or any of its Affiliates acquires a company or business and, as a result of that acquisition, acquires a company or business which:

(A)

carries on a Restricted Business provided that the Restricted Business of the company or business acquired has revenue of less than EUR 400 million (as adjusted for inflation measured from the date of this Agreement to the date of such acquisition) in respect of SDA in the Relevant Territories; and/or

(B)

carries on a Restricted Business provided that the Restricted Business of the company or business acquired: (I) has revenue of less than EUR 300 million (as adjusted for inflation measured from the date of this Agreement to the date of such acquisition) in respect of MDA in the Relevant Territories; and (II) generates less than 25% of the global revenues of the relevant company or business acquired through MDA in the Relevant Territories; and/or

(iii)

subject always to the Company first pursuing debt financing in accordance with Clause 13.1 of the Shareholders’ Agreement if the Company requires additional finance in order to acquire a specific company or business which carries on a Restricted Business for an agreed purchase price (the “Agreed Price”) and, following the application of Clauses 13.5 to 13.10 of the Shareholders’ Agreement:

(A)

the Shareholders which are members of the Whirlpool Group do not, in aggregate, apply for at least the aggregate Relevant Entitlement (as such term is defined in the Shareholders’ Agreement) of the Whirlpool Corporate Group (as such term is defined in the Shareholders’ Agreement) in respect of such Relevant Securities (as such term is defined in the Shareholders’ Agreement); and

(B)

Shareholders which are members of the Ardutch Corporate Group (as such term is defined in the Shareholders’ Agreement) apply for, in aggregate, at least the aggregate Relevant Entitlement of the Ardutch Corporate Group in respect of such Relevant Securities, and that specific company or business which carries on the Restricted Business is then acquired by a member of the Ardutch Group (as such term is defined in the Shareholders’ Agreement) for no less than the Agreed Price;

(b)	do not prohibit Whirlpool or any of its Affiliates from:

(i)	carrying on or developing the InSinkErator Business;

(ii)

exporting, importing, manufacturing, selling, advertising, marketing, commercialising, providing after sale services and/or distributing, in each case, for end use in Saudi Arabia only, any Maytag branded products or parts manufactured in the Americas;

(iii)

exporting, importing, manufacturing, selling, advertising, marketing, commercialising, providing after sale services and/or distributing any KitchenAid branded products or parts other than MDA products;

(iv)

exporting, importing, manufacturing, selling, advertising, marketing, commercialising, providing after sale services and/or distributing any KitchenAid branded MDA products, subject to compliance with applicable Antitrust Laws, including putting in place strict confidentiality arrangements and information barriers with respect to any commercially sensitive information of the Group in respect of MDA; or

(v)	carrying on or developing a Commercial Business; and

(c)	do not prohibit Ardutch or any of its Affiliates from carrying on or developing the HVAC Business.

12.3	Nothing in this Clause 12 shall restrict any of Whirlpool, Ardutch or their Affiliates from:

(a)	holding, in aggregate, less than 3% of any class of shares or debentures listed on the London Stock Exchange or any other recognised exchange in any jurisdiction; or

(b)

acquiring any interest in a company or business where such person and its Affiliates will not Control the relevant company or business, provided that such company or business is not a Restricted Transferee or an Affiliate of a Restricted Transferee.

12.4

For the purposes of this Clause 12, references to an Affiliate of a party shall include any Affiliate of that party at the date of this Agreement (other than any Group Company), notwithstanding that it may subsequently cease to be such an Affiliate, provided that it shall cease to apply to such person on the date falling 12 months after the date on which such person ceased to be an Affiliate of that party.

12.5

The Buyer undertakes to Whirlpool and each member of the Whirlpool Group that no member of the Group shall (and Ardutch shall procure that no member of the Group shall) do or say anything or make any direct or indirect public statement that it or any of its Affiliates knows or ought reasonably to know will disparage, defame, or be harmful to the goodwill of, Whirlpool or any member of the Whirlpool Group, provided, however, that nothing in this Clause 12.5 is intended to prohibit or restrict such person from responding truthfully to any governmental investigation, legal process or inquiry related thereto, making good faith rebuttals of another person’s untrue or materially misleading statements, or making any bona fide general competitive statements or communications without malice in the ordinary course of competition.

12.6

The undertakings in this Clause 12 given by Ardutch and the Ardutch Guarantor are intended for the benefit of Whirlpool and the Group and apply to actions carried out by Ardutch or any of its Affiliates (other than the Buyer Group Companies) in any capacity whatsoever and whether directly or indirectly, on the behalf of it, its Affiliates, or any other person or jointly with any other person.

12.7

The undertakings in this Clause 12 given by Whirlpool and the Whirlpool Guarantor are intended for the benefit of Ardutch and the Group and apply to actions carried out by Whirlpool or any of its Affiliates in any capacity whatsoever and whether directly or indirectly, on the behalf of it, its Affiliates, or any other person or jointly with any other person.

12.8

The undertakings in Clause 12.5 are intended for the benefit of Whirlpool and each member of the Whirlpool Group and apply to actions carried out by any Group Company in any capacity whatsoever and whether directly or indirectly, on its behalf or on behalf of any other person or jointly with any other person.

12.9

Each party agrees that the undertakings contained in this Clause 12 are reasonable and necessary for the protection of the legitimate interests of the party to whom they are given and shall be construed as separate and independent undertakings. If any undertaking contained in this Clause 12 is found to be void or unenforceable but would be valid and enforceable if some part or parts of the undertaking were deleted, such undertaking shall apply with such modification as may be necessary to make it valid and enforceable.

12.10

Each party acknowledges that damages may not be an adequate remedy for any breach of the undertakings in this Clause 12 and that the remedies of injunction, specific performance and any other equitable relief may be sought for any threatened or actual breach of such undertakings.

12.11

Without prejudice to Clause 12.9, if any undertaking in this Clause 12 is found by any court or other competent authority to be void or unenforceable the parties shall negotiate in good faith to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.

12.12

References in this Clause 12 to an Affiliate of Ardutch or the Ardutch Guarantor shall include Koç Holding and any Affiliate of Koç Holding only if any shares in the Buyer are directly held by Koç Holding or its Affiliates (other than the Ardutch Group) or the benefit of this Agreement is assigned to Koç Holding or its Affiliate (other than a member of the Ardutch Group) pursuant to Clause 29, and, in such circumstances, Affiliates of Koç Holding shall include the Ardutch Guarantor and its Affiliates.

13.	WRONG POCKETS

13.1	If, and to the extent that, after Completion it is established that any rights, obligations, assets, liabilities or claim (excluding any Non-Wrong Pockets Item) (or part thereof) which:

(a)	are within the Whirlpool Agreed Perimeter are, following Completion, held by a member of the Whirlpool Group; or

(b)	are within the Ardutch Agreed Perimeter are, following Completion, held by a member of the Ardutch Group,

(each such entity holding such rights, obligations, assets, liabilities or claim referred to in this Clause 13.1 as the “Seller Group Holder”) and which are not made available to a Group Company, or assumed by a Group Company, from Completion pursuant to the Commercial Agreements save for pursuant to a general sweeper provision of any such Commercial Agreement (each such right, obligation, asset, liability or claim being a “Seller Wrong Pockets Item”) then Whirlpool shall (where the Seller Group Holder is a member of the Whirlpool Group) or Ardutch shall (where the Seller Group Holder is a member of the Ardutch Group):

(i)

procure that the Seller Group Holder shall execute all such agreements or documents as may be necessary for the purpose of transferring the relevant Seller Wrong Pockets Item (or part thereof) held by the Seller Group Holder to a member of the Buyer Group nominated by the Buyer (referred to in this Clause 13.1 as the “Buyer Group Recipient”); and

(ii)

use reasonable endeavours to do all such further acts or things as may be necessary to validly effect the transfer and vest the relevant interest in the Seller Wrong Pockets Item (or part thereof) in the Buyer Group Recipient and the Buyer shall procure that the Buyer Group Recipient accepts the transfer of such Seller Wrong Pockets Item and, where necessary, makes a payment (or additional payment) that is required to be made to the Seller Group Holder necessary to ensure that the transfer is lawful and the relevant Seller shall procure that the Seller Group Holder shall indemnify (on a euro for euro basis) the Buyer Group Recipient for the equivalent amount (and if no consideration is required to make the transfer lawful, the transfer shall be made for nil consideration and without any liability for the Buyer Group Recipient), provided that if any third-party consent or approval is required for the transfer of such Seller Wrong Pockets Item to be effective or lawful then:

(A)	the relevant Seller shall, and shall procure that the Seller Group Holder shall, use reasonable endeavours to obtain that consent or approval as soon as reasonably practicable; and

(B)

pending such consent or approval being given, the relevant Seller shall ensure that the Seller Group Holder shall, where permitted by the terms on which the Seller Group Holder has the right to and responsibility for such Seller Wrong Pockets Item and hold the Seller Wrong Pockets Item (or part thereof), and any monies, goods or other benefits or obligations arising after Completion by virtue of it, as agent of and trustee for the Buyer Group Recipient and allow the Buyer Group Recipient to have full enjoyment and use of, and responsibility for, such Seller Wrong Pockets Item.

13.2

Subject to Clause 13.4, if, and to the extent that, after Completion it is established that any rights, obligations, assets, liabilities or claim (excluding any Non-Wrong Pockets Item) (or part thereof) which are not within the Agreed Perimeter are, following Completion, held by a member of the Buyer Group (referred to in this Clause 13.2 as the “Target Group Holder”), save for pursuant to the Commercial Agreements (such right, obligation, asset, liability or claim being a “Target Group Wrong Pockets Item”), then the Buyer shall:

(a)

procure that the Target Group Holder shall execute all such agreements or documents as may be necessary for the purpose of transferring the relevant interest in the Target Group Wrong Pockets Item (or part thereof) held by the Target Group Holder to a member of the Ardutch Group nominated by Ardutch (if such asset was contributed by Ardutch) or the Whirlpool Group nominated by Whirlpool (if such asset was contributed by Whirlpool) (referred to in this Clause 13.2 as the “Seller Group Recipient”); and

(b)

use reasonable endeavours to do all such further acts or things as may be necessary to validly effect the transfer and vest the relevant interest in the Target Group Wrong Pockets Item (or part thereof) in the Seller Group Recipient and the relevant Seller shall procure that the Seller Group Recipient accepts the transfer of such Target Group Wrong Pockets Item and, where necessary, makes a payment (or additional payment) that is required to be made to the Target Group Holder necessary to ensure that the transfer is lawful and the Buyer shall procure that the Target Group Holder shall indemnify (on a euro-for-euro basis) the Seller Group Recipient for the equivalent amount (and if no consideration is required to make the transfer lawful, the transfer shall be made for nil consideration and without any liability for the Seller Group Recipient), provided that if any third party consent or approval is required for the transfer of such Target Group Wrong Pockets Item to be effective or lawful then:

(i)	the Buyer shall, and shall procure that the Target Group Holder shall, use reasonable endeavours to obtain that consent or approval as soon as reasonably practicable; and

(ii)

pending such consent or approval being given, the Buyer shall ensure that the Target Group Holder shall, where permitted by the terms on which the Target Group Holder has the right to and responsibility for such Target Group Wrong Pockets Item (or part thereof), and any monies, goods or other benefits or obligations arising after Completion by virtue of it, as agent of and trustee for the Seller Group Recipient and allow the Seller Group Recipient to have full enjoyment and use of, and responsibility for, such Target Group Wrong Pockets Item.

13.3

All costs relating to the transfer of the relevant interest in any asset under Clauses 13.1, 13.2 or 13.4 (including any Taxation and any third party consent or approval fees, costs and expenses) shall be borne by the relevant Seller.

13.4

If at any time after Completion, any of the parties identifies an asset which is not within the Agreed Perimeter and is not a Whirlpool Excluded Asset or a Ardutch Excluded Asset, but which is being used or is relied upon by one or more members of the Ardutch Group or the Whirlpool Group and one or more members of the Buyer Group (and where the use of such asset: (a) cannot be addressed as an Omitted Service under the Whirlpool Transitional Services Agreement; and (b) is not the subject of any of the other Commercial Agreements) (a “Shared Asset”):

(a)	to the extent such asset can reasonably be separated without material cost or disruption and divided between the parties:

(i)

if that Shared Asset is held by a member of the Ardutch Group or the Whirlpool Group, Ardutch (in respect of a Shared Asset held by a member of the Ardutch Group) or Whirlpool (in respect of a Shared Asset held by a member of the Whirlpool Group) shall procure that the Shared Asset is so separated and the relevant part, together with any obligations or liabilities relating to it, is transferred to the member of the Buyer Group nominated by the Buyer; and

(ii)

if that Shared Asset is held by a member of the Buyer Group, the Buyer shall procure that the Shared Asset is so separated and the relevant part, together with any obligations or liabilities relating to it, is transferred to the member of the Ardutch Group or Whirlpool Group (as applicable) nominated by the relevant Seller; and

(b)

unless and until such time as the Shared Asset is separated in accordance with Clause 13.4(a) or if such asset cannot reasonably be separated without material cost or disruption and divided between the parties, Ardutch shall procure that the relevant member of the Ardutch Group (in the case of an asset held by a member of the Ardutch Group or the Buyer Group) or Whirlpool ((in the case of an asset held by a member of the Whirlpool Group) and the Buyer shall use reasonable endeavours to procure that the relevant member of the Ardutch Group or the Whirlpool Group (as applicable) (in the case of an asset held by a member of the Buyer Group) or the relevant member of the Buyer Group (in the case of an asset held by a member of the Ardutch Group or the Whirlpool Group), is licenced or otherwise has the right to use the Shared Asset until such separation occurs at no additional cost (which shall include using reasonable endeavours to procure any relevant permissions, consents, agreements or authorizations required from a third party).

13.5

Notwithstanding anything in Schedule 4 to the contrary in the event that, prior to the date falling six months after Completion, any member of the Whirlpool Group, the Ardutch Group or the Buyer Group discovers that, or it is found or asserted that following Completion: (i) any Whirlpool In-Scope Employees continue to be employed with the Whirlpool Group after Completion (a “Whirlpool Wrong Pocket Employee”); (ii) any Ardutch In-Scope Employees continue to be employed with the Ardutch Group after Completion (a “Ardutch Wrong Pocket Employee”); (iii) any Whirlpool Excluded Employee is employed by a member of the Whirlpool Europe Group after Completion (a “Whirlpool Excluded Wrong Pocket Employee”); or (iv) any Ardutch Excluded Employee is employed by a member of the Buyer Group (a “Ardutch Excluded Wrong Pocket Employee”) after Completion (each being a “Wrong Pocket Employee”, the employing entity being the “Wrong Pocket Employer” and the entity which should be employing the Wrong Pocket Employee being the “Rightful Employer”), the discovering party shall notify the respective other party without undue delay.

13.6	Upon:

(a)	the Buyer’s or any member of the Buyer’s Group’s request (where the Wrong Pocket Employer or the Rightful Employer is a Buyer Group Company); or

(b)	Whirlpool’s or any member of the Whirlpool Group’s request (where the Wrong Pocket Employer or the Rightful Employer is a Whirlpool Group Company); or

(c)	Ardutch’s or any members of the Ardutch Group’s request (where the Wrong Pocket Employer or the Rightful Employer is a Ardutch Group Company),

the Buyer (where the Rightful Employer is a Buyer Group Company), Ardutch (where the Rightful Employer is a Ardutch Group Company) or Whirlpool (where the Rightful Employer is a Whirlpool Group Company) shall make or procure that the relevant Rightful Employer makes a written offer to the Wrong Pocket Employee to employ them on at least the same or not substantially less favourable terms and conditions as applicable to that Wrong Pocket Employee immediately prior to Completion, within 10 Business Days from such request. Each Party shall use reasonable endeavours to procure that the relevant Wrong Pocket Employee accepts such offer, including but not limited to waiving any requirement to give notice.

13.7	If the Rightful Employer is a member of the Buyer Group and:

(a)	the Whirlpool Wrong Pocket Employee does not accept an offer of employment made by the Buyer or a member of the Buyer Group’s pursuant to Clause 13.6 above; and

(b)

Whirlpool or a member of the Whirlpool Group terminates or serves notice to terminate the employment of that Whirlpool Wrong Pocket Employee (or such other employee of the relevant member of the Whirlpool Group whom it is required pursuant to applicable Law to select for termination in preference to the Whirlpool Wrong Pocket Employee) no later than six months after the Completion Date, then

(c)

the Buyer shall indemnify Whirlpool, for and hold Whirlpool harmless against the Employment Liabilities incurred by Whirlpool or a member of Whirlpool’ Group arising from or in connection with the employment following Completion and the termination of employment of such Whirlpool Wrong Pocket Employee. For the avoidance of doubt, this indemnity shall not apply if Whirlpool or a member of the Whirlpool Group does not terminate or serve notice of termination of employment in accordance with Clause 13.7(b) above.

13.8	If the Rightful Employer is a member of the Whirlpool Group and:

(a)	the Whirlpool Excluded Wrong Pocket Employee does not accept an offer of employment made by Whirlpool or a member of the Whirlpool Group pursuant to Clause 13.6; and

(b)

the Buyer or a member of the Buyer’s Group terminates or serves notice to terminate the employment of that Whirlpool Excluded Wrong Pocket Employee (or such other employee of the relevant member of the Buyer’s Group whom it is required pursuant to applicable law to select for termination in preference to the Whirlpool Excluded Wrong Pocket Employee) no later than six months after the Completion Date; then

(c)

Whirlpool, shall indemnify the Buyer for and hold the Buyer harmless against the Employment Liabilities incurred by the Buyer or a member of the Buyer’s Group arising from or in connection with the employment and the termination of such Whirlpool Excluded Wrong Pocket Employee. For the avoidance of doubt, this indemnity shall not apply if the Buyer or member of the Buyer Group does not terminate or serve notice of termination of employment in accordance with Clause 13.8(b) above.

13.9	If the Rightful Employer is a member of the Buyer Group and:

(a)	the Ardutch Wrong Pocket Employee does not accept an offer of employment made by the Buyer or a member of the Buyer Group pursuant to Clause 13.6; and

(b)

Ardutch or a member of the Ardutch’s Group terminates or serves notice to terminate the employment of that Ardutch Wrong Pocket Employee (or such other employee of the relevant member of the Ardutch Group whom it is required pursuant to applicable law to select for termination in preference to the Ardutch Wrong Pocket Employee) no later than six months after the Completion Date; then

(c)

the Buyer, shall indemnify Ardutch for and hold Ardutch harmless against the Employment Liabilities incurred by Ardutch or a member of Ardutch’s Group arising from or in connection with the employment following Completion and the termination of employment of such Ardutch Wrong Pocket Employee. For the avoidance of doubt, this indemnity shall not apply if Ardutch or member of Ardutch Group does not serve notice of termination of the employment in accordance with Clause 13.9(b) above.

13.10	If the Rightful Employer is a member of the Ardutch Group and:

(a)

the Ardutch Excluded Wrong Pocket Employee does not accept an offer of employment made by Ardutch or a member of the Ardutch Group pursuant to Clause 13.6 or otherwise does not transfer to Ardutch or a member of the Ardutch Group; and

(b)

the Buyer or a member of the Buyer’s Group terminates or serves notice to terminate the employment of that Ardutch Excluded Wrong Pocket Employee (or such other employee of the relevant member of the Buyer’s Group whom it is required pursuant to applicable law to select for termination in preference to the Ardutch Excluded Wrong Pocket Employee) no later than six months after the Completion Date; then

(c)

Ardutch, shall indemnify the Buyer for and hold the Buyer harmless against the Employment Liabilities incurred by the Buyer or a member of the Buyer’s Group arising from or in connection with the employment and the termination of employment of such Ardutch Excluded Wrong Pocket Employee. For the avoidance of doubt, this indemnity shall not apply if the Buyer or member of the Buyer Group does not terminate or serve notice of termination of the employment in accordance with Clause 13.10(b) above.

13.11

Whirlpool, Ardutch and the Buyer agree to cooperate in good faith to minimise the costs and liabilities which are subject to the indemnities referred to in Clauses 13.7(c), 13.8(c), 13.9(c) and 13.10(c).

14.	VAT

All amounts payable by one party to any other party pursuant to this Agreement are exclusive of any applicable VAT. If, pursuant to the terms of this Agreement, one party (or any of its Affiliates) (the “Supplier”) makes a supply to any other party (or any of its Affiliates) (the “Recipient”) for VAT purposes and VAT is chargeable on such supply for which the Supplier is required to account to the relevant Tax Authority, the Recipient shall (or shall procure that its relevant Affiliate shall) (in addition to and at the same time as any other consideration for such supply) pay an amount equal to such VAT to the Supplier, subject to the Supplier delivering a valid VAT invoice to the Recipient in respect of such supply.

15.	WARRANTIES AND UNDERTAKINGS OF THE SELLERS

15.1	Ardutch warrants to Whirlpool and the Buyer that each of the Ardutch Fundamental Warranties is true and accurate:

(a)	as at the date of this Agreement; and

(b)

as at immediately prior to Completion (for these purposes only, any reference made to the date of this Agreement (whether express or implied) in any Ardutch Fundamental Warranty shall be construed as a reference to the Completion Date, save for references to the contents of the Ardutch Data Room and Group Information Schedule).

15.2	Ardutch warrants to the Buyer that each of the Ardutch Warranties is true and accurate:

(a)	as at the date of this Agreement; and

(b)

as at immediately prior to Completion (for these purposes only, any reference made to the date of this Agreement (whether express or implied) in any Ardutch Warranty shall be construed as a reference to the Completion Date, save for references to the contents of the Ardutch Data Room and Group Information Schedule).

15.3	Whirlpool warrants to Ardutch and to the Buyer that each of the Whirlpool Fundamental Warranties is true and accurate:

(a)	as at the date of this Agreement; and

(b)

as at immediately prior to Completion (for these purposes only, any reference made to the date of this Agreement (whether express or implied) in any Whirlpool Fundamental Warranty shall be construed as a reference to the Completion Date, save for references to the contents of the Whirlpool Data Room and Group Information Schedule).

15.4	Whirlpool warrants to the Buyer that each of the Whirlpool Warranties is true and accurate:

(a)	as at the date of this Agreement; and

(b)

as at immediately prior to Completion (for these purposes only, any reference made to the date of this Agreement (whether express or implied) in any Whirlpool Warranty shall be construed as a reference to the Completion Date, save for references to the contents of the Whirlpool Data Room and Group Information Schedule).

15.5

Each of the Warranties shall be construed as being separate and independent and, except where this Agreement provides otherwise, is not limited by any provision of this Agreement or any other Warranty.

15.6	A reference in a Warranty to the expression “so far as Whirlpool is aware” or “so far as Ardutch is aware” (or any similar expression) means:

(a)	in respect of the Whirlpool Warranties, the actual knowledge of:

(i)

(ii)

(iii)

(iv)

and, in each case, the knowledge such person would have had had they made all reasonable enquiries.

(b)	in respect of the Ardutch Warranties, the actual knowledge of:

(i)

(ii)

(iii)

(iv)

and, in each case, the knowledge such person would have had had they made all reasonable enquiries.

15.7	Notwithstanding any other provision of this Agreement, the provisions of this Clause 15 and Schedule 7 shall operate to limit or exclude the liability of each Seller in respect of any Claim.

15.8	The parties acknowledge and agree that:

(a)	the Warranties referred to in Clauses 15.2 and 15.4 are being given by the relevant Seller only to the Buyer; and

(b)	any claim in respect of a breach of any Warranty given by a Seller to the Buyer may only be brought: (i) after Completion; and (ii) by the Buyer.

15.9	Whirlpool undertakes that no Whirlpool Europe Group Company shall, and Ardutch undertakes that no Ardutch Europe Group Company or Buyer Group Company shall, incur or bear any Transaction Costs.

16.	UNDERTAKINGS OF THE BUYER

16.1	The Buyer warrants to each Seller as at the date of this Agreement and as at immediately prior to Completion that:

(a)	the Buyer is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b)

the Buyer has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is (or will be) a party in accordance with their terms, other than final approval to issue the Buyer Shares;

(c)

this Agreement and the other Transaction Documents to which it is (or will be) a party constitute (or shall constitute when executed) valid, legal and binding obligations on the Buyer in accordance with their terms; and

(d)

the execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is (or will be) a party by the Buyer and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Buyer or any Law, order or judgment that applies to or binds the Buyer, in each case, which would have a material adverse effect on this Agreement, the other Transaction Documents or the Group.

16.2	The Buyer undertakes to obtain, prior to Completion, final approval to issue the Buyer Shares.

16.3

The Buyer acknowledges and agrees that except in the case of fraud and without prejudice to any rights, remedies or other matter agreed in, or contemplated by, the Transaction Documents (including any such rights or remedies pursuant to the terms of, or in respect of a breach of, any Transaction Document (including a Warranty Claim or an Indemnity Claim)):

(a)

it has no rights or remedies against and shall not bring or make any claim, proceeding, suit or action in connection with any of the transactions contemplated in any of the Transaction Documents against any Affiliate of any Seller, Koç Holding or any of its Affiliates, any provider of investment or finance to any Seller, or each of the forgoing’s respective current or former directors, officers, employees, agents, consultants, advisers, auditors and accountants (each of which shall be entitled to enforce this Clause 16.3(a) under and in accordance with the Contracts (Rights of Third Parties) Act 1999), and the Buyer hereby irrevocably releases, waives, forfeits and/or extinguishes any such claim, proceeding, suit or action; and

(b)

on and from Completion, the Buyer shall procure that no other Buyer Group Company will assert any rights or remedies against, or any basis for bringing any claim, proceeding, suit or action against, any Seller, its Affiliates. Koç Holding or any of its Affiliates or and of their respective Connected Persons (each of which shall be entitled to enforce this Clause 16.3(b) under and in accordance with the Contracts (Rights of Third Parties) Act 1999), in each case, in connection with any of the transactions contemplated in any of the Transaction Documents and with effect from Completion, the Buyer shall procure that no Buyer Group Company brings any such claim, proceeding, suit or action.

16.4

Each Seller acknowledges and agrees that except in the case of fraud and without prejudice to any rights, remedies or other matter agreed in, or contemplated by, the Transaction Documents (including any such rights or remedies pursuant to the terms of, or in respect of a breach of, any Transaction Document (including a Warranty Claim or an Indemnity Claim)):

(a)

it has no rights or remedies against and shall not bring or make any claim, proceeding, suit or action in connection with any of the transactions contemplated in any of the Transaction Documents against any Affiliate of the other Seller, any provider of investment or finance to the other Seller, or each of the forgoing’s respective current or former directors, officers, employees, agents, consultants, advisers, auditors and accountants (each of which shall be entitled to enforce this Clause 16.4(a) under and in accordance with the Contracts (Rights of Third Parties) Act 1999), and each Seller hereby irrevocably releases, waives, forfeits and/or extinguishes any such claim, proceeding, suit or action to the maximum extent permitted by Law; and

(b)

on and from Completion, each Seller shall procure that none of its Affiliates will assert any rights or remedies against, or any basis for bringing any claim, proceeding, suit or action against, any Affiliates of the other Seller or any of their respective Connected Persons (each of which shall be entitled to enforce this Clause 16.4(b) under and in accordance with the Contracts (Rights of Third Parties) Act 1999), in each case, in connection with any of the transactions contemplated in any of the Transaction Documents and with effect from Completion, Whirlpool shall procure that no Whirlpool Group Company brings any such claim, proceeding, suit or action and Ardutch shall procure that no Ardutch Group Company brings any such claim, proceeding, suit or action.

16.5

With effect from Completion, to the maximum extent permitted by Law, the Buyer hereby grants, on its own behalf and as agent for and on behalf of each other Buyer Group Company, a release and full discharge to each director of a Whirlpool Europe Group Company or a Ardutch Europe Group Company resigning at Completion from any and all liabilities or obligations to a Buyer Group Company and with effect from Completion hereby waives on its behalf and as agent for and on behalf of each other Buyer Group Company any and all claims each Buyer Group Company has or may have against such persons in connection with his appointment as a director of, or employment with, or conduct in relation to, any Buyer Group Company (except in the case of fraud and without prejudice to any matter agreed in the Transaction Documents).

17.	WARRANTIES AND UNDERTAKINGS OF EACH GUARANTOR

17.1

The Ardutch Guarantor warrants to Whirlpool and the Buyer, and the Whirlpool Guarantor warrants to Ardutch and the Buyer, as at the date of this Agreement and as at immediately prior to Completion that:

(a)	it is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b)

it has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms;

(c)	this Agreement and the other Transaction Documents to which it is a party constitute (or shall constitute when executed) valid, legal and binding obligations on it in accordance with their terms; and

(d)

the execution and delivery of this Agreement and the other Transaction Documents to which it is a party by it and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, its constitutional documents, any agreement or instrument to which it is a party or by which it is bound, or any Law, order or judgment that applies to or binds it or any of its property, in each case, which would have a material adverse effect on this Agreement, the other Transaction Documents or the Transaction or would have an adverse impact on the guarantee given by it under this Clause 17.

17.2	The Ardutch Guarantor in respect of Ardutch and the Buyer only, and the Whirlpool Guarantor in respect of Whirlpool only, irrevocably and unconditionally:

(a)

guarantees, as a primary obligation to Whirlpool, the Whirlpool Guarantor and the Buyer (in the case of the Ardutch Guarantor) and Ardutch, the Ardutch Guarantor and the Buyer (in the case of the Whirlpool Guarantor), the due and punctual performance by Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) and Whirlpool (in the case of the Whirlpool Guarantor) of all of its Guaranteed Obligations;

(b)	undertakes to Whirlpool, the Whirlpool Guarantor and the Buyer (in the case of the Ardutch Guarantor) and Ardutch, the Ardutch Guarantor and the Buyer (in the case of the Whirlpool Guarantor) that:

(i)

whenever Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) or Whirlpool (in the case of the Whirlpool Guarantor) does not pay any amount when due under or in connection with the Guaranteed Obligations, the Ardutch Guarantor or the Whirlpool Guarantor (as applicable) shall immediately on demand and without deduction or withholding pay that amount as if the Ardutch Guarantor or the Whirlpool Guarantor (as applicable) was the principal obligor; and

(ii)

whenever Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) or Whirlpool (in the case of the Whirlpool Guarantor) fails to perform any other Guaranteed Obligation, the Ardutch Guarantor or the Whirlpool Guarantor (as applicable) shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) that Guaranteed Obligation, so that the same benefits are conferred on such person as it would have received if such Guaranteed Obligations had been performed and satisfied by the Buyer, Ardutch or Whirlpool (as applicable);

(c)

shall indemnify Whirlpool, the Whirlpool Guarantor and the Buyer (in the case of the Ardutch Guarantor) and Ardutch, the Ardutch Guarantor and the Buyer (in the case of the Whirlpool Guarantor) against, and pay on demand (on a euro for euro basis) an amount equal to all Losses which such person may suffer or incur (whether directly or indirectly) as a result of any failure by Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) or Whirlpool (in the case of the Whirlpool Guarantor) to discharge and/or perform any of its Guaranteed Obligations.

17.3

The guarantee in Clause 17.2 is a continuing guarantee and will extend to the ultimate balance of sums payable by the relevant Seller and/or Buyer in respect of the Guaranteed Obligations, regardless of any intermediate payment or discharge in whole or in part.

17.4

If any payment by Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) or Whirlpool (in the case of the Whirlpool Guarantor) or any discharge of any obligations of Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) or Whirlpool (in the case of the Whirlpool Guarantor) or any security for those obligations or otherwise is avoided or reduced as a result of insolvency or any similar event:

(a)

the liability of Ardutch and/or the Buyer (in the case of the Ardutch Guarantor) and Whirlpool (in the case of the Whirlpool Guarantor) shall continue as if the payment discharge, avoidance or reduction had not occurred; and

(b)

the beneficiary of the guarantee shall be entitled to recover the value or amount of that security or payment from the Ardutch Guarantor or the Whirlpool Guarantor (as applicable), as if the payment, discharge, avoidance or reduction had not occurred.

17.5

The obligations of each of the Ardutch Guarantor and the Whirlpool Guarantor under this Clause 17 will not be affected by any act, omission, matter or thing which, but for this Clause 17.5, would reduce, release or prejudice any of its obligations under this Clause 17 (whether or not known to them or any beneficiary thereof) including:

(a)

any incapacity or lack of power, authority or legal personality of or dissolution, amalgamation, reconstruction or change in the members or status of the relevant Seller, the Buyer, the beneficiary of the guarantee or any other person;

(b)	any amendment (however fundamental) or replacement of any of the Guaranteed Obligations or any other document or security;

(c)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement or any other document or security; or

(d)	any insolvency or similar proceedings.

17.6

Each of the Ardutch Guarantor and the Whirlpool Guarantor waives any right it may have of first requiring the beneficiary of the guarantee to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Ardutch Guarantor or the Whirlpool Guarantor (as applicable) in respect of the relevant Guaranteed Obligations. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

17.7	For the avoidance of doubt:

(a)

the guarantee given by the Whirlpool Guarantor, in this Clause 17 is in relation to the Guaranteed Obligations owed by Whirlpool under this Agreement only, and no guarantee or indemnity is given by the Whirlpool Guarantor in respect of any obligations of the Buyer, the Buyer Group, Ardutch or any other party under this Agreement; and

(b)

the guarantee given by the Ardutch Guarantor, in this Clause 17 is in relation to the Guaranteed Obligations owed by Ardutch and/or the Buyer under this Agreement only, and no guarantee or indemnity is given by the Ardutch Guarantor in respect of any obligations of the Buyer Group, Whirlpool or any other party under this Agreement.

18.	INDEMNITIES

18.1	The parties shall comply with Schedule 3 in relation to the Indemnities given by the relevant Seller.

19.	EMPLOYEE INCENTIVES

19.1	Unless otherwise agreed in writing between Whirlpool and Ardutch, Whirlpool will be liable for:

(a)

satisfying or paying any incentive plan awards or other variable remuneration (whether in a cash or non-cash form) awarded to or earned or accrued by a Whirlpool In-Scope Employee prior to Completion under the Whirlpool Incentive Plans and/or any incentives arrangements (including, without limitation, any retention payments or bonuses (whether in a cash or non-cash form)) in connection with the Transaction (the “Whirlpool Awards”), including where the amount is due and payable or benefit (including shares in a Whirlpool Group Company) is due to be provided at or after Completion;

(b)	any employer’s social security, national insurance, apprenticeship levy or other similar contributions arising in relation to the Whirlpool Awards; and

(c)

any liability to account for employees’ social security, national insurance or other similar contributions and Tax due under a payroll withholding system payable to a Tax Authority arising in respect of any Whirlpool Awards (the “Whirlpool Award Payroll Cost”). To the extent that the Buyer or any member of the Buyer Group is otherwise liable for the Whirlpool Award Payroll Cost, Whirlpool will reimburse the Buyer (or the relevant member of the Buyer Group) for the relevant Whirlpool Award Payroll Cost so incurred.

19.2	Unless otherwise agreed in writing between Whirlpool and Ardutch, Ardutch will be liable for:

(a)

satisfying or paying any incentive plan awards or other variable remuneration (whether in a cash or non-cash form) awarded to or earned or accrued by a Ardutch In-Scope Employee prior to Completion under the Ardutch Incentive Plans and/or any incentives arrangements (including, without limitation, any retention payments or bonuses (whether in a cash or non-cash form)) in connection with the Transaction (the “Ardutch Awards”), including where the amount is due and payable or benefit (including shares in a Ardutch Group Company) at or after Completion;

(b)	any employer’s social security, national insurance, apprenticeship levy or other similar contributions arising in relation to the Ardutch Awards; and

(c)

any liability to account for employees’ social security, national insurance or other similar contributions and Tax due under a payroll withholding system payable to a Tax Authority arising in respect of any Ardutch Awards (the “Ardutch Award Payroll Cost”). To the extent that the Buyer or any member of the Buyer Group is otherwise liable for the Ardutch Award Payroll Cost, Ardutch will reimburse the Buyer (or the relevant member of the Buyer Group) for the relevant Ardutch Award Payroll Cost so incurred.

19.3

Any incentive arrangements, including without limitation any retention payments or bonuses (whether in a cash or non-cash form) which are awarded by a member of the Buyer Group in connection with the Transaction, at or after Completion and which are payable to a Whirlpool In-Scope Employee or a Ardutch In-Scope Employee after Completion, including any social security, national insurance, apprenticeship levy, Tax or other similar contributions arising in respect of such awards, shall be the liability of the Buyer Group.

19.4

To the extent Completion occurs after the end of a financial year but before an annual discretionary bonus payable to any Ardutch In-Scope Employee or Whirlpool In-Scope Employee for that financial year has been paid, the bonus amounts will be calculated by the relevant Seller in accordance with the bonus terms Disclosed. The relevant Seller will be liable for funding the relevant bonuses and all employer’s social security, national insurance, apprenticeship levy or other similar contributions arising in relation to any bonus paid in accordance with Clauses 19.1 or 19.2 (as applicable).

19.5

For the financial year in which Completion occurs, the treatment of any annual discretionary bonus for any Ardutch In-Scope Employee or Whirlpool In-Scope Employee for that financial year will be agreed in principle between the Sellers before Completion and documented as soon as reasonably practicable after Completion.

19.6

Notwithstanding Clauses 19.1, 19.2 or 19.4, if the Buyer or any other Buyer Group Company incurs any liability in relation to Whirlpool Awards, Ardutch Awards or annual discretionary bonus (in the latter case, for the financial year before Completion occurs), the relevant Seller shall pay the Buyer (for itself and as agent and trustee for and on behalf of each other member of the Buyer Group) an amount equal to:

(a)

any liabilities occurring at any time for the Buyer or any other Buyer Group Company (including any Tax payable to a Tax Authority and any liabilities resulting from a failure to deduct or recover such amounts or to pay properly over such amounts to a Tax Authority in accordance with the relevant laws) wherever as a result of assets (including shares) being provided and/or amounts being paid under or in connection with the Whirlpool Incentive Plans, the Ardutch Incentive Plans, annual discretionary bonus plans or similar arrangements operated by the Whirlpool Group or the Ardutch Group respectively before or at Completion; and

(b)

any liabilities occurring at any time for the Buyer or any other Buyer Group Company wherever incurred as a result of a failure to comply with any reporting and/or disclosure requirements of a Tax Authority in connection with the Whirlpool Incentive Plans, the Ardutch Incentive Plans, annual discretionary bonus plans or similar arrangements operated by the Whirlpool Group or the Ardutch Group respectively before or at Completion.

20.	TAX COVENANT

The provisions of Schedule 8 and Schedule 9 shall apply in relation to Taxation with effect from Completion.

21.	PAYMENTS IN RESPECT OF RELEVANT TAX RELIEFS

21.1	In this Clause 21:

“Direct Payment Percentage” means, for any Relevant Financial Year, X%, X being calculated as follows:

X = 58-Y

where Y equals the Whirlpool Shareholding Percentage for that Relevant Financial Year expressed as a whole number;

“Direct Tax Payment” has the meaning given in Clause 21.2;

“Equivalent Dividend Payment” means the aggregate amount of any dividends, whether interim or final, received by Whirlpool or any other member of the Whirlpool Group in respect of a Relevant Financial Year up to an amount equal to the Whirlpool Shareholding Percentage of the Relevant Tax Saving for that Relevant Financial Year;

“Whirlpool Shareholding Percentage” means, for any Relevant Financial Year:

(a)	where the aggregate percentage of ordinary share capital of the Buyer held by members of the Whirlpool Group is the same throughout that Relevant Financial Year, that percentage; and

(b)

where the aggregate percentage of ordinary share capital of the Buyer held by members of the Whirlpool Group is not the same throughout that Relevant Financial Year (including for the avoidance of doubt where Whirlpool or any other member of the Whirlpool Group is a shareholder of the Buyer for part only of the Relevant Financial Year), a blended percentage calculated on a time-weighted average basis by reference to the aggregate percentage of ordinary share capital of the Buyer held by members of the Whirlpool Group for each part of the Relevant Financial Year for which such percentage is a different constant percentage from another part of the Relevant Financial Year (including for the avoidance of doubt any part of the Relevant Financial Year for which such percentage is nil);

“Relevant Financial Year” means a financial year (or part thereof) of the Buyer falling within the Relevant Period;

“Relevant Period” means the period of ten years beginning on the first day of the first financial year of the Buyer beginning after Completion;

“Relevant Tax Reliefs” means any Italian carried forward corporate tax losses for IRES purposes of Whirlpool EMEA S.p.A and Whirlpool Management EMEA Srl and any Polish special economic zone credits of Whirlpool Company Polska Spólka z o.o., in each case arising in respect of a financial year ending prior to Completion or in respect of the pre-Completion part of the financial year in which Completion occurs and which have not been utilised as at Completion;

“Relevant Tax Saving” has the meaning given in Clause 21.2; and

“Ten Year Shortfall” has the meaning given in Clause 21.3.

21.2

If the utilisation of any Relevant Tax Relief results in a reduction in the amount of Tax (other than, for the avoidance of doubt, any Tax in respect of which the Buyer would be entitled to bring a Tax Claim) payable by a Group Company for a Relevant Financial Year (such reduction a “Relevant Tax Saving”), Ardutch shall pay to Whirlpool an amount equal to the Direct Payment Percentage for the Relevant Financial Year of the Relevant Tax Saving(a “Direct Tax Payment”), such Direct Tax Payment to be made within 60 Business Days of the date following the date on which the relevant Group Company’s Tax Return for the Relevant Financial Year is required to be submitted.

21.3

To the extent that, as at the end of the Relevant Period, members of the Whirlpool Group have not received in aggregate Direct Tax Payments and Equivalent Dividend Payments equal to 58% of the cumulative Relevant Tax Savings over the Relevant Period (any shortfall being the “Ten Year Shortfall”), Ardutch shall pay to Whirlpool, within 60 Business Days of the date following the date on which the last relevant Tax Return of a Group Company for the last financial year falling within the Relevant Period is required to be submitted, an amount equal to the Ten Year Shortfall.

21.4

The Buyer shall procure that any Relevant Tax Reliefs are utilised, and any Relevant Tax Savings obtained, on a commercially reasonable basis, in good faith and in accordance with the relevant Group Company’s normal practice, without having regard to the rights or obligations of the Buyer, Whirlpool or Ardutch under this Clause 21. The Buyer shall procure that all Tax Returns, computations, documents and substantive correspondence of the relevant Group Companies (insofar as any such Tax Return, computation, document or correspondence relates to the validity and/or availability of any Relevant Tax Relief) are prepared in a manner consistent with past practices (except to the extent necessary to comply with applicable Law)and, in particular, the Buyer will not, and shall procure that no Group Company shall, voluntarily forfeit any Relevant Tax Reliefs in any dealing with any Tax Authority.

21.5

The Buyer shall provide Whirlpool with copies of the statutory accounts and Tax Returns of Whirlpool EMEA S.p.A, Whirlpool Management EMEA Srl and Whirlpool Company Polska Spólka z o.o. in respect of each Relevant Financial Year as soon as reasonably practicable (and in any case within 10 Business Days of such statutory accounts and Tax Returns being filed with any Authority (including any Tax Authority)). In addition, the Buyer shall, as soon as reasonably practicable, provide to Whirlpool any other documentation or information relating to any Relevant Tax Reliefs reasonably requested in writing by Whirlpool.

21.6

At Whirlpool’s request and expense, the Buyer shall, as soon as reasonably practicable, procure that the auditors or, if different, relevant third-party tax return preparers for the time being of the relevant Group Company determine and/or certify whether and to what extent any Relevant Tax Relief has been utilised in respect of a Relevant Financial Year and the timing and quantum of any Relevant Tax Saving arising therefrom and that Whirlpool is provided with a copy of such determination and/or certification in writing promptly upon receipt by the Buyer of the same.

21.7	A worked example of this Clause 21 for information purposes only is set out at Appendix 2.

22.	CONFIDENTIALITY AND ANNOUNCEMENTS

22.1	Subject to Clause 22.4, each party:

(a)	shall treat, and shall procure that its Affiliates treat, as strictly confidential:

(i)

the provisions of this Agreement and the other Transaction Documents (including the identities of the parties to such agreements), their subject matter and any documents referred to therein and the process of their negotiation;

(ii)

in the case of Ardutch, the Ardutch Guarantor and the Buyer, any information directly or indirectly received or held by them or any of their respective Representatives which relates to Whirlpool or any Affiliate of Whirlpool (excluding, with effect on and from Completion, any member of the Whirlpool Europe Group); and

(iii)

in the case of Whirlpool and the Whirlpool Guarantor, any information directly or indirectly received or held by them or any of their respective Representatives which relates to Ardutch or any Affiliate of Ardutch,

(together “Confidential Information”); and

(b)

shall not, and shall procure that its Affiliates shall not, except with the prior written consent of the party to whom the Confidential Information relates (which shall not be unreasonably withheld or delayed), make use of (except for the purposes of performing its obligations or exercising its rights under this Agreement or any other Transaction Document) or disclose to any person (other than its Representatives in accordance with Clause 22.2) any Confidential Information.

22.2

Each party undertakes that it shall, and it shall procure that its Affiliates shall, only disclose Confidential Information to its Representatives for the purposes of the Transaction where it is reasonably required for the purposes of performing its obligations or exercising its rights under this Agreement or any other Transaction Document and only where such recipients are informed of the confidential nature of the Confidential Information and the provisions of this Clause 22 and instructed to comply with this Clause 22 as if they were a party to it.

22.3

Subject to Clause 22.4, each party shall not (and shall procure that its Affiliates shall not) make any announcement (including any communication to the public, to any customers, suppliers or employees of any Buyer Group Company) concerning the subject matter of this Agreement without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of: (a) in respect of an announcement by a member of the Ardutch Group or, a member of the Buyer Group, Whirlpool; and (b) in respect of an announcement by a member of the Whirlpool Group, Ardutch.

22.4	Clauses 22.1, 22.2 and 22.3 shall not apply if and to the extent that the party using or disclosing Confidential Information or making such announcement can demonstrate that:

(a)	such announcement is in the Agreed Form or comprises only information set out in an announcement in the Agreed Form;

(b)	such disclosure or announcement is required by Law or by any Authority (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction over it and/or any of its Affiliates;

(c)

such disclosure is required or appropriate for the purposes or the preparation of, or to be included within any accounts, financial statements and/or the Tax Returns or other submissions to or communications with any Tax Authority in connection with the Tax affairs of the disclosing party and/or any of its Affiliates;

(d)

such disclosure or announcement is required in order to facilitate any assignment or proposed assignment of the whole or any part of the rights or benefits under this Agreement which is permitted by Clause 29;

(e)

to the extent that preventing that disclosure would cause any transaction contemplated by this Agreement or any documents referred to herein to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU; or

(f)

the Confidential Information concerned has come into the public domain other than through that party’s fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 22.4.

22.5	The provisions of this Clause 22 shall survive termination of this Agreement or Completion, as the case may be.

22.6

For the purposes of this Clause 22 only, Koç Holding and its Affiliates shall be deemed to be Affiliates of Ardutch and the Ardutch Guarantor, and Koç Holding’s and its Affiliates’ respective directors, officers, employees, agents, consultants, advisers, auditors and accountants shall be deemed to be Representatives of Ardutch and the Ardutch Guarantor.

23.	TERMINATION

23.1

Other than in accordance with this Clause 23, no party shall be entitled to rescind or terminate this Agreement (or treat this Agreement as terminated) in any circumstances whatsoever (whether before or after Completion).

23.2	Written notice to terminate this Agreement may be given in accordance with Clause 4.8, 4.9 or Clause 8.6.

23.3	If:

(a)	any of the Conditions are not satisfied or waived by the Longstop Date;

(b)	notice of termination is given in accordance with Clause 23.2; or

(c)	Ardutch and Whirlpool agree in writing to terminate this Agreement,

then this Agreement shall cease to have effect immediately after the Longstop Date (in the case of Clause 23.3(a)) or upon delivery of such notice of termination (in the case of Clause 23.3(b)) or upon execution of such agreement in writing (in the case of Clause 23.3(c)), except that the Surviving Provisions and any rights, obligations or liabilities that have accrued prior to that time shall continue in full force and effect.

24.	FURTHER ASSURANCE

24.1

Each party shall execute and deliver or procure the execution and delivery of, all such documents, and shall do all such things, as any other party may reasonably require (and at the cost of such other party) for the purpose of giving full effect to the provisions of this Agreement.

25.	ENTIRE AGREEMENT AND REMEDIES

25.1

This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the subject matter of this Agreement and the matters described in the other Transaction Documents and, save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

25.2

Each party acknowledges and agrees that in entering into this Agreement and the Transaction Documents it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision made, whether by a party to this Agreement or otherwise, whether written or oral, express or implied and whether negligently or innocently made, which is not expressly set out in this Agreement or any other Transaction Document.

25.3

Save as expressly set out in this Agreement, the only right or remedy of any party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for damages in respect of such breach, provided that nothing in this Clause 25.3 shall be construed as preventing a party from seeking conservatory or similar interim relief in any court of competent jurisdiction. Save as expressly set out in this Agreement, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Completion, and each party waives any other rights of rescission or termination it may have.

25.4	If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement (and their respective Affiliates)) unless:

(a)	such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b)	the parties are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

25.5

Except where this Agreement expressly provides otherwise, the rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law.

25.6	This Clause 25 shall not exclude any liability for or remedy in respect of fraud.

26.	POST-COMPLETION EFFECT OF AGREEMENT

Notwithstanding Completion, each provision of this Agreement and any other Transaction Document not performed at or before Completion but which remains capable of performance will remain in full force and effect and, except as otherwise expressly provided, without limit in time.

27.	WAIVER AND VARIATION

27.1

A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

27.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

27.3	A party that waives a right or remedy provided under this Agreement or by Law in relation to another party does not affect its rights in relation to any other party.

27.4

No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of Ardutch and Whirlpool. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

28.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

29.	ASSIGNMENT

29.1

Except as provided in this Clause 29 or as Ardutch and Whirlpool specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

29.2

With effect from Completion, Ardutch and Whirlpool shall each be entitled to assign or transfer any or all of their rights under this Agreement to any of their respective Affiliates to which they have transferred shares held by them in the Buyer in accordance with the terms of the Shareholders’ Agreement. For the purpose of this Clause 29.2 only, Koç Holding and its Affiliates shall be deemed to be Affiliates of Ardutch.

29.3	Each of Ardutch and Whirlpool agrees that if it makes an assignment in accordance with this Clause 29:

(a)	the assignment shall not increase the liabilities of the other Seller or the Buyer; and

(b)

immediately after any such assignment, the relevant Seller shall give written notice of the assignment to the other Seller and the Buyer containing details of the assignment, including the name of the assignor and assignee.

30.	PAYMENTS, SET OFF AND DEFAULT INTEREST

30.1

Except as otherwise provided in this Agreement, any payment to be made pursuant to this Agreement shall be made by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payer of its obligation to make such payment. The relevant account for a given payment is:

(a)	if that payment is to Ardutch, the Ardutch Bank Account;

(b)	if that payment is to Whirlpool, to the Whirlpool Bank Account; and

(c)

if that payment is to the Buyer, to such account as the Buyer shall, not less than 10 Business Days before the date that payment is due, have specified by notice in writing for the purpose of that payment to the entity making the payment and such entity having consented to that account (such consent not to be unreasonably withheld or delayed).

30.2

All payments made by any party under this Agreement shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any such deductions or withholdings are required by Law to be made from such payments for or on account of Tax (other than any payments of interest or any payment made pursuant to Clause 2, Clause 21, paragraph 6.3 of the Whirlpool Tax Covenant or paragraph 6.1 of the Ardutch Tax Covenant) the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

30.3

If, following the payment of an additional amount under Clause 30.2 the recipient of the increased payment subsequently obtains any Relief on account of such deduction or withholding, the recipient shall pay to the payer of the increased payment such amount (not exceeding the amount of the Relief) that the recipient shall determine (acting reasonably) will leave it in no better or worse position than it would have been in had no withholding or deduction been required to be made.

30.4

If any Compensation Amount is subject to Tax in the hands of the recipient (or would be subject to Tax but for the availability of a Relief, other than a Relief arising from the matter giving rise to the Compensation Amount), the payor shall pay to the recipient such additional amount as shall ensure that, after taking into account any Relief which has been obtained in respect of the matter giving rise to the payment of the Compensation Amount, the recipient is left in the same after-Tax position as it would have been in absent the Tax arising in the hands of the recipient (or absent the Tax that would have arisen in the hands of the recipient but for the availability of a Relief).

30.5

The parties agree to use reasonable endeavours to cause the payment of any Compensation Amount to be structured in a Tax efficient manner so as to avoid or minimise the need for any additional amount to be paid pursuant to Clause 30.4, including without limitation, where the recipient of the Compensation Amount is the Buyer, in the form of a subscription for deferred shares in the Buyer which does not alter the economic interests, voting rights or other rights of any shareholder.

30.6

Where any person defaults in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Document the liability of such person shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to any other party (as the case may be) in respect of such default.

31.	NOTICES

31.1

Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 31.2 and served:

(a)

by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of the next period of Working Hours;

(b)

by courier or by post (or if from any place outside the country where the relevant address is located, by air courier or air mail) to the relevant address, in which case it shall be deemed to have been given one Business Day after its delivery to a representative of the courier or posting (as applicable); or

(c)

by e-mail to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when sent provided that any email sent outside Working Hours shall be deemed given at the start of the next period of Working Hours.

31.2	Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 31.3, set out below:

For each member of the Ardutch Group and, prior to Completion, the Buyer:

Address:	Sütlüce Karaağaç Caddesi No: 2/6 Beyoğlu 34445 Istanbul, Türkiye

Email:

For the attention of:

with a copy (which shall not constitute notice) to and and by post to:

Address:	Sütlüce Karaağaç Caddesi No: 2/6 Beyoğlu 34445 Istanbul, Türkiye

For the attention of:

For each member of the Whirlpool Group:

Address:	2000 N. M-63 Benton Harbor, MI 49022-2692

Email:

For the attention of:

with a copy (which shall not constitute notice) to each of and and by post to:

Address:	Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom

For the attention of:

For the Buyer:

Address:	Nieuwe Herengracht 119, 1011SB Amsterdam, Netherlands

Email:

For the attention of:

with a copy (which shall not constitute notice) to and by post to:

Address:	Sütlüce Karaağaç Caddesi No: 2/6 Beyoğlu 34445 Istanbul, Türkiye

For the attention of:

and with a copy (which shall not constitute notice) to and by post to:

Address:	2000 N. M-63 Benton Harbor, MI 49022-2692

For the attention of:

31.3

Each party to this Agreement may notify each other party of any change to its address or other details specified in Clause 31.2 provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

32.	COSTS

32.1

Except as otherwise provided in this Agreement, each party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

33.	RIGHTS OF THIRD PARTIES

33.1

The specified third-party beneficiaries of the undertakings referred to in Clauses 10.1, 10.5 and 16.3 shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999.

33.2	Except as provided in Clause 33.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

33.3	No consent from any person which is not a party to this agreement shall be required to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement.

34.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

35.	GOVERNING LAW AND JURISDICTION

35.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

35.2

Any dispute, difference, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, interpretation, validity, performance, breach or termination, and including any question regarding any non-contractual obligations arising out of or in connection with this Agreement shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC” and the “Rules” respectively), which Rules are deemed to be incorporated by reference into this Clause 35.

35.3	The number of arbitrators shall be three, each of whom shall be selected and appointed by the ICC Court in accordance with the Rules.

35.4	The seat, or legal place, of arbitration shall be London, England and all hearings shall be held in London, England.

35.5	The language to be used in the arbitral proceedings shall be English.

35.6	Judgement on any award may be entered in any court having jurisdiction thereover.

35.7	Any award of the tribunal shall be binding from the day it is made, and each party hereby waives any right to refer any question of law and any right of appeal on the law and/or merits to any court.

35.8

The parties agree that the arbitral tribunal shall have the power to order on a provisional basis any relief which it would have power to grant in a final award and that judgment on the award rendered by the tribunal may be entered in any court having jurisdiction thereof.

36.	PROCESS AGENT

36.1

Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding arising out of or in any way relating to this Agreement shall be duly served upon:

(a)

Whirlpool and/or the Whirlpool Guarantor if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to InSinkErator UK Ltd, Morley Way, Peterborough, Cambridgeshire, PE2 9JB or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time; and

(b)

Ardutch and/or the Ardutch Guarantor if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Beko PLC, Beko House, 1 Greenhill Crescent, Watford, Hertfordshire, WD18 8QU, or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time,

36.2	in each case whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

[Signature pages follow]

AS WITNESS this document has been executed and delivered as a deed on the date stated at the beginning of it.

EXECUTED as a deed by	)
ARDUTCH B.V.	)
acting by	)
Fatih Kemal Ebiçlioğlu	)	/s/ Fatih Kemal Ebiçlioğlu
and	)
Hakan Hamdi Bulgurlu	)	/s/ Hakan Hamdi Bulgurlu

EXECUTED as a deed by	)
ARÇELIK A.S.	)
acting by	)
Fatih Kemal Ebiçlioğlu	)	/s/ Fatih Kemal Ebiçlioğlu
and	)
Hakan Hamdi Bulgurlu	)	/s/ Hakan Hamdi Bulgurlu

EXECUTED as a deed by	)
WHIRLPOOL EMEA	)
HOLDINGS LLC	)
acting by Whirlpool Corporation,	)
its sole member	)
by Marc Bitzer	)	/s/ Marc Bitzer

[Signature Page to Contribution Agreement]

EXECUTED as a deed by	)
WHIRLPOOL CORPORATION	)
acting by	)
Marc Bitzer	)	/s/ Marc Bitzer

EXECUTED as a deed by	)
BEKO EUROPE B.V.	)
acting by	)
Fatih Kemal Ebiçlioğlu	)	/s/ Fatih Kemal Ebiçlioğlu
and	)
Hakan Hamdi Bulgurlu	)	/s/ Hakan Hamdi Bulgurlu

[Signature Page to Contribution Agreement]

SCHEDULE 1

PRE-COMPLETION OBLIGATIONS

1.	SELLER’S OBLIGATIONS

1.1

Except as otherwise stated in this Agreement or the MENA SPA, once entered into, (including, in each case, pursuant to any carve-out undertaken pursuant to such agreement) with the prior written consent of Ardutch (which shall not be unreasonably withheld, delayed or conditioned), Whirlpool shall from the date of this Agreement until Completion (and in respect of which references to a Group Company mean any Whirlpool Europe Group Company) and except as otherwise stated in this Agreement or with the prior written consent of Whirlpool (which shall not be unreasonably withheld, delayed or conditioned), Ardutch shall from the date of this Agreement until Completion (and in respect of which references to a Group Company mean any Ardutch Europe Group Company or Buyer Group Company):

(a)	procure that each Group Company carries on its business in all material respects in the ordinary course and consistent with past practice;

(b)

procure that each Group Company continues fully to perform any agreement or arrangement entered into by such Group Company which is in effect as at the date of this Agreement (or is entered into by such Group Company between the date of this Agreement and Completion) and is required for the full and effective continuation of the manufacturing activities of the Ardutch Europe Business (in respect of Ardutch) Whirlpool Europe Business (in respect of Whirlpool) as at Completion in the manner in which they are carried on as at the date of this Agreement and/or directly relates to a material investment by the Ardutch Europe Group (in respect of Ardutch) or the Whirlpool Europe Group (in the case of Whirlpool) (in each case taken as a whole) in its manufacturing activities (including any such agreement or arrangement relating to mould production) and procure that no Group Company takes (or omits to take) any action which would or is reasonably likely to result in the termination, cancellation, revocation or loss of all or part of the benefit of any such agreement or arrangement, provided always that actions which are outside of the control of Ardutch or Whirlpool (as applicable) or which are taken in connection with, or arise as a result of, the Ardutch Carve-Out or the Whirlpool Carve-Out (as applicable) shall not be included in this paragraph 1.1(b);

(c)

in respect of Ardutch only, enter into any agreement (other than a Transaction Document) which is intended to remain in place at or following Completion and which: (i) would, if entered into after Completion, require Whirlpool’s consent as a Reserved Matter (as such term is defined in the Shareholders’ Agreement) under the Shareholders’ Agreement pursuant to limb 11 of the definition of Reserved Matter; and (ii) has a value of, or gives rise to a right, liability or obligation of EUR 5,000,000 or higher;

(d)

not create any Encumbrance over, or sell or dispose of, the Whirlpool Europe Shares (in respect of Whirlpool) or the Ardutch Europe Shares (in respect of Ardutch) or any interest in any share or loan capital or other security of any Group Company;

(e)	procure that none of the Group Companies:

(i)

creates, allots, issues, redeems or repurchases any share capital, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security except to another Group Company;

(ii)

creates or varies any Encumbrance over its shares, assets or undertaking (other than Encumbrances over assets which arise by operation of Law or in the ordinary and usual course of business of the relevant Group Company) except in favour of another Group Company;

(iii)

makes any material changes to the accounting procedures or principles by reference to which its accounts are prepared or its accounting reference date (save as may be necessary to comply with any changes in statements of standard accounting practice with which it is required to comply);

(iv)

takes any action to: (A) reduce the level of insurance cover provided by its insurance policies in a manner which would have a material adverse effect on the relevant Group Company; or (B) which would make any such policy void or voidable and shall procure that such level of insurance cover is maintained;

(v)

enters into any transaction with Ardutch (in the case of a Group Company that is a member of the Ardutch Europe Group or the Buyer Group) or Whirlpool (in the case of a Group Company that is a member of the Whirlpool Europe Group) or any of Ardutch’s or Whirlpool’s (as applicable) Affiliates which is not on arm’s length terms, other than with another Group Company;

(vi)	fails to settle in accordance with the payment procedures and timescales normally observed by the Group any third party debts incurred in the normal course of trading;

(vii)

borrows any money or incurs any other indebtedness in the nature of borrowings (other than by bank overdraft or similar facility in the ordinary and usual course of business and within limits subsisting at the date of this Agreement);

(viii)

grants, renews or modifies the terms of any loans or other financial facilities or any guarantees, comfort letters or indemnities for the benefit of any person (other than another Group Company), other than:

(A)	in the ordinary and usual course of business; or

(B)	in the case of renewals, on terms which are substantially the same as the existing terms;

(ix)	enters into any agreement or arrangement or permits any action whereby another company becomes (or will, with the passing of time or otherwise, become) its subsidiary undertaking;

(x)

acquires or disposes of, or agrees to acquire or dispose of, any shares, business, undertakings or, save in the ordinary and usual course of business, involving consideration, expenditure or liabilities in excess of EUR 40,000,000 in aggregate or material assets involving consideration, expenditure or liabilities in excess of EUR 40,000,000 in aggregate;

(xi)

acquires (whether by one transaction of by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any other person involving consideration, expenditure or liabilities in excess of EUR 40,000,000 in aggregate;

(xii)

disposes of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets involving consideration, expenditure or liabilities in excess of EUR 40,000,000 in aggregate;

(xiii)	incurs any capital expenditure which in aggregate is in excess of EUR 105,000,000;

(xiv)	enters into, varies or terminates any joint venture, partnership or agreement or arrangement for the sharing of profits or assets;

(xv)

enters into, makes a bid, tender, proposal or offer likely to lead to, materially amends or terminates any Whirlpool Material Contract or Ardutch Material Contract (as applicable) (or contract which would be a Whirlpool Material Contract or Ardutch Material Contract (as applicable) when entered into) (in respect of which all references to EUR 3 million in the definition of Ardutch Material Contract or Whirlpool Material Contract shall be read as references to EUR 5 million for the purpose of this paragraph 1.1(e)(xv) only);

(xvi)

institutes or settles any legal proceedings (other than in relation to Taxation) which would or are reasonably likely to result in a payment by or to a Group Company in excess of EUR 5,000,000 individually (except in respect of debt collection in the ordinary course of business) or which would be reasonably likely to cause reputational damage to a Group Company, Ardutch (in the case of a Group Company which is a member of the Whirlpool Europe Group) or Whirlpool (in the case of a Group Company which is a member of the Ardutch Europe Group) or any of Ardutch or Whirlpool’s (as applicable) Affiliates;

(xvii)

employs or makes any offer to employ any new person in a senior management role with a title of Vice President or above (in the case of a Group Company which is a Whirlpool Europe Group Company) or a Country Manager (in the case of a Group Company which is a Ardutch Europe Group Company) or makes or permits any material changes (other than those required by Law) to the terms and conditions of employment of any person in such role;

(xviii)

terminates the contract of employment of any employee in a senior management role with a title of Vice President or above (in the case of a Group Company which is a Whirlpool Europe Group Company) or a Country Manager (in the case of a Group Company which is a Ardutch Europe Group Company), or induces or attempts to induce any employee in such role to terminate his employment, other than for cause;

(xix)

introduces, proposes to introduce any new or changes or proposes any changes to any existing benefit plans (excluding any remuneration or equity-related plan) in which any Whirlpool In-Scope Employee or Ardutch In-Scope Employee (in each case who will be employed by a Group Company on or after Completion) (or any dependant of any such person) is eligible to participate where doing so would increase aggregate employee benefit costs per month in respect of the relevant Whirlpool In-Scope Employees or Ardutch In-Scope Employees (as applicable) except: (A) to the extent consistent with local market practice for a particular location, having regard to the local market conditions (including inflation) and the past and current practice of the Group Company; or (B) as required by applicable Law or to comply with any pre-existing collective bargaining agreement;

(xx)

except as otherwise agreed in writing by Ardutch and Whirlpool, makes or agrees to make any pension contributions to any of the arrangements providing Pension Benefits at levels materially greater than those which have been included in the Ardutch Data Room or the Whirlpool Data Room (respectively) except as required by applicable Law;

(xxi)

except with regard to: (A) the Pension Guarantee; and (B) any replacement guarantee that may be agreed between Ardutch, Whirlpool and the Buyer and the Pension Scheme Trustee, provides or agrees to provide any guarantees, negative pledges, security or any other forms of contingent asset to or in respect of any arrangements providing Pension Benefits;

(xxii)

except: (A) to the extent consistent with local market practice for a particular location, having regard to the local market conditions (including inflation) and the past and current practice of the Group Company; or (B) as required by applicable Law or to comply with any pre-existing collective bargaining agreement, not increase the base salary of any Ardutch In-Scope Employee or Whirlpool In-Scope Employee (as relevant) who will be employed by a Group Company on or after Completion;

(xxiii)	changes residence for Tax purposes or otherwise establishes a taxable presence in any jurisdiction;

(xxiv)

makes any claim, disclaimer, surrender, election or consent for Tax purposes, or agrees any matter or enters into any agreement or arrangement with a Tax Authority, which in each case is reasonably likely to materially affect the liability to Tax of a Group Company after Completion;

(xxii)

except in relation to an Existing Tax Litigation Matter, settles or compromises any material Tax dispute with a Tax Authority (and, for these purposes, the withdrawal from a mutual agreement procedure (whether pursuant to a double tax treaty or otherwise) concerning a transfer pricing dispute shall not constitute settling or compromising a Tax dispute with a Tax Authority);

(xxiii)	in relation to any Property:

(A)	carry out any material development or enter into any contractual commitment to do so;

(B)	effect any change of use;

(C)	terminate or take any steps to terminate or accept termination of any Lease (as defined in Schedule 5 of this Agreement);

(D)	vary or waive the terms of any Lease to a material extent;

(E)	sell, convey, transfer, assign, charge or otherwise dispose of any Property or enter into any agreement to acquire an interest in any other property; or

(F)	grant, agree or vary any restriction covenant, easement or other right over any Property which would materially adversely affect the current use of such Property; or

(xxv)	enters into any agreement or arrangement to do, allow or permit any of the foregoing.

1.2	Paragraph 1.1 shall not operate so as to restrict or prevent:

(a)

any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the principal intention of minimising any adverse effect of such situation, including any action undertaken in respect of COVID-19 which is considered reasonable and proportionate given the prevailing circumstances at the relevant time to preserve human health and to safeguard against losses being sustained (provided that the Buyer and the other Seller shall be kept fully informed of any actions taken pursuant to this paragraph 1.2(a));

(b)

any matter reasonably undertaken to comply with any requirement of applicable Law or any forthcoming change in applicable Law (in each case, including any rules, guidelines, requests or requirements of any Authority);

(c)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into by any Group Company prior to the date of this Agreement;

(d)	the completion or performance of any actions reasonably required or undertaken in connection with the Transaction; or

(e)

any matter reasonably required in connection with the renewal or renegotiation of any contract by any Group Company provided such renewal or renegotiation is conducted consistently with the past practice of the relevant Group Company in the 12 months prior to the date of this Agreement and the renewed or renegotiated contract is on substantially the same terms as the contract in force as at the date of this Agreement.

1.3	Notwithstanding Clause 31, for the purposes of this Schedule 1:

(a)

any consent required by Ardutch may be sought by a Ardutch Authorised Person by email to a Whirlpool Authorised Person and an email in reply from a Whirlpool Authorised Person to a Ardutch Authorised Person granting consent to the relevant matter or request shall constitute the irrevocable consent of Whirlpool to such matter;

(b)

any consent required by Whirlpool may be sought by a Whirlpool Authorised Person by email to a Ardutch Authorised Person and an email in reply from a Ardutch Authorised Person to a Whirlpool Authorised Person granting consent to the relevant matter or request shall constitute the irrevocable consent of Ardutch to such matter; and

(c)

each of Ardutch and Whirlpool shall, if required, use reasonable endeavours to put in place procedures and arrange for appropriate clean team arrangements to be entered into by appropriate individuals, as soon as practicable following the date of this Agreement so as to ensure that consent may be sought, considered and given promptly if requested.

1.4

If at any time prior to or at Completion, Ardutch, any of its Affiliates or any member of the Ardutch Europe Group (in respect of the undertakings given by Ardutch) or Whirlpool, any of its Affiliates or any member of the Whirlpool Europe Group (in respect of the undertakings given by Whirlpool becomes aware that any of the matters set out in paragraph 1.1(c) or 1.1(d) has occurred, or there is a reasonable expectation that any of the matters set out in paragraph 1.1(c) or 1.1(d) is likely to occur, or if any matter set out in paragraph 1.1(a) and 1.1(b) has not occurred, or where there is a reasonable expectation that it is likely not to occur, Ardutch or Whirlpool (as applicable) shall as soon as practicable, and in any event, within three Business Days of becoming aware of the same:

(a)

notify the other in sufficient detail to enable it to make an accurate assessment of the situation (and, for the avoidance of doubt, the delivery of such notice shall not limit or otherwise affect the remedies available to it); and

(b)	if requested by the other, use its all reasonable endeavours to procure that the notified occurrence is prevented or remedied.

1.5

If Whirlpool or any Whirlpool Europe Group Company proposes to settle or compromise prior to Completion any Existing Tax Litigation Matter, it shall notify Ardutch in writing of such proposed settlement or compromise as soon as reasonably practicable and keep Ardutch reasonably informed in writing of developments (but for the avoidance of doubt, the consent of Ardutch shall not be required in order for Whirlpool or any Whirlpool Europe Group Company to effect any settlement or compromise).

1.6	For the purpose of paragraphs 1.1(e)(v) and 1.1(e)(xvi) of this Schedule 1 only, Koç Holding and its Affiliates shall be deemed to be Affiliates of Ardutch.

SCHEDULE 2

COMPLETION OBLIGATIONS

1.	SELLER OBLIGATIONS

1.1	At Completion, Whirlpool shall:

(a)	deliver or procure the delivery to the Notary (with a copy made available to Ardutch and the Buyer) of:

(i)

if Whirlpool will not appear before the Notary to execute the notarial deed of issue of the Whirlpool Buyer Shares and the transfer of the Whirlpool Europe Shares, a duly signed (and legalised/apostilled as necessary) power of attorney in the Agreed Form in favour of the Notary to execute such notarial deed of issue;

(ii)	a copy of the acquisition title(s) evidencing the acquisition of the Whirlpool Europe Shares by Whirlpool; and

(iii)

such other documents and/or information as the Notary may reasonably request in connection with the issue of the Whirlpool Buyer Shares to Whirlpool and the transfer of the Whirlpool Europe Shares as payment for such issue to the Buyer;

(b)	deliver to Ardutch or procure the delivery to Ardutch (with a copy made available to the Buyer) of:

(i)	a copy of any power of attorney under which any document to be delivered to the Buyer by a member of the Whirlpool Group under this paragraph 1 has been executed;

(ii)	a duly executed counterpart of each Commercial Agreement that is to be executed at Completion by any member of the Whirlpool Group or any member of the Whirlpool Europe Group;

(iii)	a duly executed counterpart of each other Ancillary Document that is to be executed at Completion by any member of the Whirlpool Group or any member of the Whirlpool Europe Group; and

(iv)	two copies of the Whirlpool Data Room USB Stick;

(c)	procure that the accounting reference date of each member of the Whirlpool Europe Group is changed to 31 December (if it is not already such date);

(d)	an executed written resolution to be released immediately following Completion pursuant to which Whirlpool resolves to appoint the Whirlpool Directors;

(e)

procure that a board meeting of each Whirlpool Europe Group Company is held at which it is resolved that any matters as may be agreed in writing between (or on behalf of) Whirlpool and Ardutch before Completion are approved;

(f)	procure that a board meeting of Whirlpool Europe is held at which:

(i)	the transfer of the Whirlpool Europe Shares is approved for registration and the Buyer is approved as the holder of the shares concerned; and

(ii)	any other matters as may be agreed in writing between (or on behalf of) Whirlpool and Ardutch before Completion are approved; and

(g)

deliver to the Buyer (with a copy made available to Ardutch) a properly completed and duly executed U.S. Internal Revenue Service Form W-9 of Whirlpool or, to the extent Whirlpool is treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes, the regarded owner of Whirlpool for U.S. federal income tax purposes.

1.2	At Completion, Ardutch shall:

(a)	deliver to Whirlpool or procure the delivery to the Whirlpool (with a copy made available to the Buyer) of

(i)	a copy of any power of attorney under which any document to be delivered to the Buyer by a member of the Ardutch Group under this paragraph 1 has been executed;

(ii)	a duly executed counterpart of each Commercial Agreement that is to be executed at Completion by any member of the Ardutch Group or any member of the Ardutch Europe Group;

(iii)	a duly executed counterpart of each other Ancillary Document that is to be executed at Completion by any member of the Ardutch Group or any member of the Ardutch Europe Group; and

(iv)	two copies of the Ardutch Data Room USB Stick;

(b)	procure that the accounting reference date of each member of the Ardutch Europe Group is changed to 31 December (if it is not already such date);

(c)	procure that no directors other than the Initial Directors which are notified by Ardutch under Clause 5.11 are directors of the Buyer immediately prior to Completion;

(d)

procure that a board meeting of each member of the Ardutch Europe Group is held at which it is resolved that any matters as may be agreed in writing between (or on behalf of) Whirlpool and Ardutch before Completion are approved; and

(e)	procure that a general meeting of the Buyer is held or a resolution of the general meeting is adopted outside a meeting to approve:

(i)	the issuance of the Whirlpool Buyer Shares; and

(ii)	the adoption of the Amended Articles and the granting of a proxy to the Notary to execute the respective deed of amendment to adopt the Amended Articles; and

(f)	subject to Whirlpool complying in full with its obligations pursuant to Clause 5.14, procure that the Notary will issue:

(i)	the deed of issue of the Whirlpool Buyer Shares; and

(ii)	the deed adopting the Amended Articles.

2.	BUYER’S OBLIGATIONS

2.1	At Completion, the Buyer shall:

(a)	deliver to each Seller a duly executed counterpart of each Commercial Agreement that is to be executed at Completion by any member of the Buyer Group;

(b)	deliver to each Seller a duly executed counterpart of each Ancillary Document that is to be executed at Completion by any member of the Buyer Group;

(c)

subject to Whirlpool complying in full with its obligations pursuant to Clause 5.14, procure the issuance of the Whirlpool Buyer Shares to Whirlpool free from all Encumbrances and credited as fully paid, and, in connection therewith, shall deliver or procure the delivery to the Notary (with a copy made available to Ardutch and Whirlpool) of:

(i)	a duly signed (and legalised/apostilled as necessary) power of attorney to execute the notarial deed of issue of the Whirlpool Buyer Shares;

(ii)	a description of the contribution in kind in accordance with article 2:204b Dutch Civil Code signed by all members of the management board of the Buyer;

(iii)	a resolution adopted by the general meeting of the Buyer regarding the issue of the Whirlpool Buyer Shares either in the form of minutes of the general meeting or by written resolution; and

(iv)	the original shareholders’ register of the Buyer;

(d)	subject to the identity of the relevant Initial Manager having been agreed pursuant to Clause 5.6(b), to appoint such person as an Initial Manager; and

(e)	procure that a board meeting of the Buyer is held at which it is resolved that any matters as may be agreed in writing between (or on behalf of) Whirlpool and Ardutch before Completion are approved.

SCHEDULE 3

INDEMNITIES

1.	DEFINITIONS

1.1	For the purposes of this Schedule 3;

“Ardutch Dilapidations Liability” means, in respect of any lease of a Property held by a Ardutch Europe Group Company which expires on or prior to 31 January 2024, any liability owed to the landlord under that lease in respect of dilapidations;

“Ardutch Identified Properties” means the following Ardutch Properties:

(a)	Gaesti Factory at 13 Decembrie Street, no 210, Dambovita County, Romania; and

(b)	Ulmi Factory at Principala Street, no 344, Dambovita County, Romania,

brief particulars of which are set out in the Group Information Schedule as “Ardutch Properties”;

“Environment” means all or any of the following media (alone or in combination): (a) air (including the air within buildings or other natural or man-made structures whether above or below ground); (b) water (including water under or within land or in drains or sewers); (c) soil and land (including natural and man-made structures); and (d) any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man);

“Environmental Authority” means any legal person or body of persons (including any government department or government agency, executive body, or court or tribunal) having jurisdiction to determine any matter arising under Environmental Laws;

“Environmental Laws” means all or any international, European, national or local, civil or criminal law, common law, statutes, statutory instruments, regulations, directives, statutory guidance and regulatory codes of practice, orders, decrees, injunctions or judgements which relate to the Environment or Environmental Matters;

“Environmental Proceedings” means any civil, criminal, regulatory or administrative proceeding, suit, action or notice which is being brought or taken pursuant to the Environmental Laws in respect of any Environmental Matters;

“Environmental Matters” means:

(a)	pollution or contamination or the threat of pollution or contamination of the Environment;

(b)

the generation, manufacture, processing, handling, storage, distribution, use, treatment, removal, transport, disposal, emission, release, spillage, deposit or discharge of Hazardous Substances to the extent that they are regulated by Environmental Laws;

(c)	the exposure of any person (including employees) to Hazardous Substances;

(d)	the creation of any common law or statutory nuisance or other material adverse impact on the Environment;

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment;

“Whirlpool Identified Properties” means the following Whirlpool Properties:

(a)	Wroclow, Lodz and Radomsko, Poland;

(b)	Poprad, Slovakia;

(c)	Yate and Peterborough, United Kingdom;

(d)	None, Albancia, Siena, Riva, Cassinetta di Biandronno, Caserta, Naples, Comunanza, Melano, Italy; and

(e)	Amiens and Thionville, France,

brief particulars of which are set out in the Group Information Schedule as “Whirlpool Properties”; and

“Remedial Works” means the carrying out of the minimum works as are reasonably necessary to address any requirements under Environmental Law and/or any requirements of an Environmental Authority pursuant to an Environmental Proceeding in order to prevent, minimise, remedy or mitigate the effects of any harm to the Environment as a result of Hazardous Substances at, or which have emanated from: (a) any Whirlpool Identified Property (in the case of the Whirlpool Environmental Indemnity); or (b) any Ardutch Identified Property (in the case of the Ardutch Environmental Indemnity), including, in either case, any associated investigative, monitoring and inspection works.

2.	WHIRLPOOL INDEMNITIES

2.1

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses (excluding any Losses constituting Taxation to which paragraphs 2.1(b) and 2.1(c) of the Whirlpool Tax Covenant shall instead apply) suffered or incurred by a Buyer Group Company:

(a)

as a result of the failure by Whirlpool to validly implement (or procure the implementation of) all or any part of the Whirlpool Carve-Out in accordance with applicable Laws, the Whirlpool Agreed Perimeter, the Whirlpool Carve-Out Steps and the Whirlpool Carve-Out Principles;

(b)

which would not have arisen but for, and to the extent arising from, the implementation of the Whirlpool Carve-Out in accordance with the Whirlpool Agreed Perimeter, the Whirlpool Carve-Out Steps and the Whirlpool Carve-Out Principles; and/or

(c)

arising out of, based upon or in connection with, any fact, matter or circumstance arising before, on or after Completion to the extent that such fact, matter or circumstance relates to assets, rights or activities that are part of the Whirlpool Retained Business, and for reasonable costs and expenses suffered or incurred in defending any legal, administrative or other proceedings brought against the Buyer or any other Buyer Group Company arising from, out of, or in connection with the implementation of all or any part of the Whirlpool Carve-Out in accordance with the Whirlpool Agreed Perimeter and the Whirlpool Carve-Out Principles or failure to implement all or part of the Whirlpool Carve-Out in accordance with the Whirlpool Agreed Perimeter and the Whirlpool Carve-Out Principles.

2.2

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses suffered or incurred in respect of each Whirlpool Product Liability Claim (including, without limitation, each Loss reasonably incurred as a result of conducting, defending or settling any Whirlpool Product Liability Claim) (the “Whirlpool Product Liability Indemnity”).

2.3

Notwithstanding any other provision of this Agreement, the parties agree that if any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving Whirlpool Products (a “Whirlpool Recall Programme”) is to be carried out by a Group Company on Whirlpool Products following Completion in relation to which Whirlpool will be liable under the Whirlpool Product Liability Indemnity, the Buyer must:

(a)	keep Whirlpool reasonably informed of the progress of the Whirlpool Recall Programme and promptly notify Whirlpool of any material development in relation thereto;

(b)	provide Whirlpool with copies of all material correspondence or other documents relating to the Whirlpool Recall Programme;

(c)

consult with Whirlpool for a period of no less than five Business Days regarding any material action to be taken in connection with the Whirlpool Recall Programme and not take any such material action without having first consulted with, and taken into account the reasonable comments of, the Buyer in relation to the same; and

(d)

not cease to implement or administer the Whirlpool Recall Programme or make (or purport to make) any admission of liability by the Buyer or any member of the Group in respect of or enter into any agreement or compromise in relation to, any Whirlpool Product which is the subject of such Whirlpool Recall Programme without the prior written consent of Whirlpool (not to be unreasonably withheld or delayed); and

(e)

implement and administer the Whirlpool Recall Programme in a manner consistent with applicable Law, and to the extent not inconsistent with applicable Law, market practice for the implementation and administration of recall programmes in the relevant jurisdiction, and, to the extent not inconsistent with the foregoing, the practice for the implementation and administration of recall programmes of the Ardutch Group from time to time.

2.4

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each Buyer Group Company) against all Losses suffered or incurred by the Buyer or a Buyer Group Company in respect of any claim against a Buyer Group Company (including for the avoidance of doubt, any payment or liability in bona fide settlement or compromise of any such claim or any such payment or liability arising from a bona fide alternative dispute resolution process relating to such claim), or the liability of a Buyer Group Company howsoever arising (including, for the avoidance of doubt, as a result of any collective redress scheme or governmental or regulatory action), in each case, in respect of the fire at Grenfell Tower, London on 14 June 2017 and in each case insofar as it relates to the Whirlpool Europe Business prior to Completion.

2.5

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each Buyer Group Company) against all Losses suffered or incurred by a Buyer Group Company in respect of any claims filed against a Buyer Group Company, or a liability of a Buyer Group Company, in respect of the insolvency of Alno AG, in each case insofar as it relates to the Whirlpool Europe Business prior to Completion.

2.6

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each Buyer Group Company) against all Losses suffered or incurred by a Buyer Group Company in respect of any liability of a Buyer Group Company arising out of or in connection with the investigation by the French Competition Authority (Autorité de la concurrence) into appliance manufacturers and retailers in France which commenced in 2013, in each case insofar as it relates to the Whirlpool Europe Business prior to Completion (and which includes, for the avoidance of doubt, any claim referred to in the Whirlpool Disclosure Letter).

2.7

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee on behalf of each member of the Group) against all Losses suffered or incurred by any Buyer Group Company in respect of:

(a)

any Environmental Proceedings brought, taken or threatened against any member of the Group in relation to any breach of or liability under Environmental Laws in relation to any of the Whirlpool Identified Properties insofar as such Environmental Proceedings relate to Environmental Matters existing or emanating from the Whirlpool Identified Properties at or prior to Completion; and

(b)

any Environmental Proceeding by an Environmental Authority: (i) requiring Remedial Works; or (ii) other formal request for action to be taken in respect of Environmental Matters, in both cases in relation to any of the Whirlpool Identified Properties insofar as such Environmental Proceedings relate to Environmental Matters existing or emanating from the Whirlpool Identified Properties at or prior to Completion, in each case, to the extent that such Losses in aggregate exceed the amount set out against the line item entitled “Environmental” in the Ratio Calculation.

2.8

Whirlpool shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each Buyer Group Company) against all Losses suffered or incurred by a Buyer Group Company in respect of the matters referred to as INPS (4), INPS (5) and INPS (8) in document 14.11.7.3 of the Whirlpool Data Room in respect of social security contributions.

3.	ARDUTCH INDEMNITIES

3.1

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses (excluding any Losses constituting Taxation to which paragraphs 2.1(b) and 2.1(c) of the Ardutch Tax Covenant shall instead apply) suffered or incurred by a Buyer Group Company:

(a)

as a result of the failure by Ardutch to validly implement (or procure the implementation of) all or any part of the Ardutch Carve-Out in accordance with applicable Laws, the Ardutch Agreed Perimeter, the Ardutch Carve-Out Steps and the Ardutch Carve-Out Principles;

(b)

which would not have arisen but for, and to the extent arising from, the implementation of the Ardutch Carve-Out in accordance with the Ardutch Agreed Perimeter, the Ardutch Carve-Out Steps and the Ardutch Carve-Out Principles; and/or

(c)

arising out of, based upon or in connection with, any fact, matter or circumstance arising before, on or after Completion to the extent that such fact, matter or circumstance relates to assets, rights or activities that are part of the Ardutch Retained Business, and for reasonable costs and expenses suffered or incurred in defending any legal, administrative or other proceedings brought against the Buyer or any other Buyer Group Company arising from, out of, or in connection with the implementation of all or any part of the Ardutch Carve-Out in accordance with the Ardutch Agreed Perimeter and the Ardutch Carve-Out Principles or failure to implement all or any part of the Ardutch Carve-Out in accordance with the Ardutch Agreed Perimeter and the Ardutch Carve-Out Principles.

3.2

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses suffered or incurred in respect of each Ardutch Product Liability Claim (including, without limitation, each Loss reasonably incurred as a result of conducting, defending or settling any Ardutch Product Liability Claim) (the “Ardutch Product Liability Indemnity”).

3.3

Notwithstanding any other provision of this Agreement, the parties agree that if any recall, warranty repair/rework (including free-of-charge repairs), replacement or refund programme involving Ardutch Products (a “Ardutch Recall Programme”) is to be carried out by a Group Company on Ardutch Products following Completion in relation to which Ardutch will be liable under the Ardutch Product Liability Indemnity, the Buyer must:

(a)	keep Ardutch reasonably informed of the progress of the Ardutch Recall Programme and promptly notify Ardutch of any material development in relation thereto;

(b)	provide Ardutch with copies of all material correspondence or other documents relating to the Ardutch Recall Programme;

(c)

consult with Ardutch for a period of no less than five Business Days regarding any material action to be taken in connection with the Ardutch Recall Programme and not take any such material action without having first consulted with, and taken into account the reasonable comments of, the Buyer in relation to the same; and

(d)

not cease to implement or administer the Ardutch Recall Programme or make (or purport to make) any admission of liability by any Buyer Group Company in respect of or enter into any agreement or compromise in relation to, any Ardutch Product which is the subject of such Ardutch Recall Programme without the prior written consent of Ardutch (not to be unreasonably withheld or delayed); and

(e)

implement and administer the Ardutch Recall Programme in a manner consistent with applicable Law, and to the extent not inconsistent with applicable Law, market practice for the implementation and administration of recall programmes in the relevant jurisdiction, and, to the extent not inconsistent with the foregoing, the practice for the implementation and administration of recall programmes of the Ardutch Group from time to time.

3.4

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee on behalf of each other Buyer Group Company) against all Losses suffered or incurred by a member of the Buyer Group in respect of any claim filed against a member of the Buyer Group (including for the avoidance of doubt, any payment or liability in bona fide settlement or compromise of any such claim or any such payment or liability arising from a bona fide alternative dispute resolution process relating to such claim), or the liability of a member of the Buyer Group howsoever arising, in respect of defective defrost timers used in appliances designed, manufactured and/or sold by or on behalf of the Ardutch Europe Business on or before Completion.

3.5

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee on behalf of each other Buyer Group Company) against all Losses suffered or incurred by a member of the Buyer Group in respect of any claim filed against a member of the Buyer Group (including for the avoidance of doubt, any payment or liability in bona fide settlement or compromise of any such claim or any such payment or liability arising from a bona fide alternative dispute resolution process relating to such claim), or the liability of a member of the Buyer Group howsoever arising, in respect of defective gas cookers designed, manufactured and/or sold by or on behalf of the Ardutch Europe Business on or before Completion.

3.6

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee on behalf of each other Buyer Group Company) against all Losses suffered or incurred by a member of the Buyer Group arising out of, or in connection with, any breach of Applicable Data Protection Laws in connection with the following incidents:

(a)	the cyber security incident of the Ardutch Europe Group’s payroll provider in Germany notified to the Hessian Commissioner for Data Protection and Freedom of Information on 6 October 2022; and

(b)

the potential access of customer personal data on the retail portal of the Ardutch Europe Group’s Grundig website notified to the Hessian Commissioner for Data Protection and Freedom of Information on 24 November 2022.

3.7

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee on behalf of each other Buyer Group Company) against all Losses suffered or incurred by any Buyer Group Company in respect of:

(a)

any Environmental Proceedings brought, taken or threatened against any member of the Group in relation to any breach of or liability under Environmental Laws in relation to any of the Ardutch Identified Properties insofar as such Environmental Proceedings relate to Environmental Matters existing or emanating from the Ardutch Identified Properties at or prior to Completion; and

(a)

any Environmental Proceeding by an Environmental Authority: (i) requiring Remedial Works; or (ii) other formal request for action to be taken in respect of Environmental Matters, in both cases in relation to any of the Ardutch Identified Properties insofar as such Environmental Proceedings relate to Environmental Matters existing or emanating from the Ardutch Identified Properties at or prior to Completion, in each case, to the extent that such Losses in aggregate exceed the amount set out against the line item entitled “Environmental” in the Ratio Calculation.

3.8

Ardutch shall indemnify and hold harmless the Buyer on demand (for itself and as agent and trustee for and on behalf of each other Buyer Group Company) against all Losses suffered or incurred by a member of the Buyer Group in respect of each Ardutch Dilapidations Liability and for reasonable costs and expenses suffered or incurred in defending any legal, administrative or other proceedings brought against the Buyer or any other member of the Buyer Group arising from, out of, or in connection with any Ardutch Dilapidations Liability.

SCHEDULE 5

WHIRLPOOL WARRANTIES

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule only, where the context admits:

“Business IP” has the meaning given in paragraph 14.1 of this Schedule 5;

“Defined Benefit Scheme” means an arrangement disclosed in the Whirlpool Data Room under which the amount of some or all of the Pension Benefits payable to or in respect of a member of the scheme is calculated using formula which takes account of the service of the member to retirement, death or withdrawal and the remuneration of the member: (i) averaged over his or her service; or (ii) at, or close to, his or her retirement, death or withdrawal (such calculation basis being a “defined benefit basis”);

“Defined Contribution Scheme” means an arrangement disclosed in the Whirlpool Data Room under which the amount of the Pension Benefits payable to or in respect of a member of the scheme is calculated by reference to the contributions made to the scheme by and in respect of the member;

“EHS Consents” means any permits, licences, consents, registrations, approvals, notifications waivers, exemptions, allowances or other authorisations relating to EHS Matters and required by or under any EHS Laws for the operation of the Whirlpool Europe Business or the use of, or any activities or operations carried out at, any of the Whirlpool Properties, as such member of the Whirlpool Europe Group is operated and/or as the Whirlpool Properties are used at the date of this Agreement;

“EHS Laws” means all applicable laws (including, for the avoidance of doubt, common law), statutes, statutory guidance notes, by-laws, codes (including codes of practice), regulations, decrees, orders and any final and binding court, tribunal or other official decision of any relevant authority in any jurisdiction, insofar as they relate or apply to EHS Matters and are binding and in force on any member of the Whirlpool Europe Group at the date of this Agreement, save that none of the foregoing shall apply to town and country planning matters;

“EHS Proceeding” means a civil, criminal, arbitration, administrative or other dispute, claim, proceeding, or mediation relating to any material breach of or any material liability under EHS Laws;

“Finance Documents” has the meaning given in paragraph 11.1 of this Schedule 5;

“Insurance Policy” has the meaning given in paragraph 22.1 of this Schedule 5;

“IP Licences” has the meaning given in paragraph 14.2(b) of this Schedule 5;

“IT Systems” means all computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all computer software, including associated proprietary materials, user manuals and other related documentation used by the Whirlpool Europe Business which are material to the operation of the Whirlpool Europe Business by the Group pursuant to the Transaction, but excluding any IT Systems which are intended to be provided to the Group under a transitional services agreement in relation to the Transaction;

“Leases” means the leases or licences or agreements to occupy relating to each Whirlpool Property (and “Lease” means any one of them);

“Owned IP” has the meaning given in paragraph 14.4 of this Schedule 5;

“Pension Scheme” means any plan, scheme or arrangement disclosed in the Whirlpool Data Room under which any Pension Benefits are provided and any other mandatory schemes provided in accordance with applicable Laws;

“Registered IP” has the meaning given in paragraph 14.2(a) of this Schedule 5;

“Senior Employee” means any employee or director of the Whirlpool Europe Business (and which is a Whirlpool In-Scope Employee) that has the title Senior Director or above.

“Whirlpool Joint Venture Entity” means the entities listed in the document with reference number 14.11.2 and the folder with the reference number 14.11.6 in the Whirlpool Data Room; and

“Whirlpool Minority Equity Interests” means the interests described in the document with reference number 14.11.2 and the folder with the reference number 14.11.6 in the Whirlpool Data Room.

2.	TITLE AND CAPACITY

2.1	Whirlpool is validly incorporated, has been in continuous existence since its incorporation and is duly registered under the laws of its country of incorporation.

2.2

Whirlpool has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

2.3

This Agreement and the other Transaction Documents to which Whirlpool is a party constitute (or shall constitute when executed) valid, legal and binding obligations on Whirlpool in accordance with their respective terms.

2.4

The execution and delivery of this Agreement and the other Transaction Documents by Whirlpool and the performance of and compliance with their terms and provisions does not conflict with or result in a breach of, or constitute a default under, the constitutional documents of Whirlpool or any Law, order or judgment that applies to or binds Whirlpool in each case, which would have a material adverse effect on this Agreement, the other Transaction Documents or the Whirlpool Europe Group.

2.5

No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than as set out in clause 4.1(c) of this Agreement) is required to be obtained, or made, by Whirlpool Europe to authorise the execution or performance of this Agreement by Whirlpool Europe in each case which would have a material adverse effect on this Agreement, the other Transaction Documents or the Whirlpool Europe Group.

2.6	Whirlpool is the sole legal and beneficial owner of the Whirlpool Europe Shares and is entitled to transfer the legal and beneficial interest in the Whirlpool Europe Shares.

3.	CAPITAL STRUCTURE AND CORPORATE INFORMATION

3.1

The Whirlpool Europe Shares constitute the whole of the issued share capital of Whirlpool Europe, have been validly issued, and are fully paid and free from all Encumbrances. No agreement, arrangement or commitment has been given to create or give an Encumbrance affecting the Whirlpool Europe Shares or any unissued shares, debentures or other unissued securities of Whirlpool Europe.

3.2

The section of the Group Information Schedule entitled “Whirlpool Europe Subsidiaries” lists all the subsidiaries and subsidiary undertakings of the Whirlpool Guarantor to be transferred into the Agreed Perimeter, and sets out particulars of their allotted and issued share capital as at the date of this Agreement which is complete and accurate in all respects and other particulars in relation to such companies as at the date of this Agreement which are complete and accurate in all material respects and no member of the Whirlpool Europe Group will at Completion have any subsidiary other than a Whirlpool Perimeter Entity.

3.3

No person (other than, as at the date of this Agreement, a Whirlpool Group Company and as at Completion, a Whirlpool Europe Group Company) has a right to require any Whirlpool Europe Group Company to allot, issue, sell, transfer any share capital, or to convert existing securities into or to issue securities that have rights to convert into any share capital.

3.4

There is no Encumbrance, and no commitment has been given to create an Encumbrance, affecting any shares, unissued shares, debentures or other unissued securities of any Whirlpool Europe Group Company other than the Encumbrances granted pursuant to the terms of the Finance Documents which are identified in the documents in folder 14.5 of the Whirlpool Data Room, and no person has claimed any rights in connection with any of those things.

3.5	No Whirlpool Europe Group Company:

(a)

is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations) save for any Whirlpool Minority Equity Interest in a Whirlpool Joint Venture Entity held by such Whirlpool Group Company; or

(b)	has any branch or permanent establishment outside its country of incorporation.

3.6	Each Whirlpool Europe Group Company is validly incorporated, has been in continuous existence since its incorporation and is duly registered under the laws of its country of incorporation.

4.	MINORITY INTERESTS

4.1

No member of the Whirlpool Europe Group holds any interest in any corporate body or other person, other than an interest in a Whirlpool Joint Venture Entity or an interest in another member of the Whirlpool Europe Group.

4.2	No member of the Whirlpool Europe Group has agreed to acquire an interest in or merger or consolidate with, a corporate body or other person, other than a member of the Whirlpool Europe Group.

4.3

So far as Whirlpool is aware, the share capital information listed in the Group Information Schedule in respect of interests held by a Whirlpool Europe Group Company in each Whirlpool Joint Venture Entity and all Whirlpool Minority Equity Interests is complete and accurate in all respects.

5.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

5.1	True, complete and accurate copies of the constitutional documents of each Whirlpool Europe Group Company are contained in folder 2.1 in the Whirlpool Data Room.

5.2

In the three years prior to the date of this Agreement, all material returns, particulars and resolutions which each Whirlpool Europe Group Company was required by Law to file with or deliver to any Authority in its jurisdiction of incorporation have been filed or delivered and when filed or delivered, were complete and accurate in all material respects.

5.3

All statutory books and registers required to be maintained by each Whirlpool Europe Group Company under the law of its jurisdiction of incorporation are in the possession or under the control of the Whirlpool Europe Group Company to which they relate and have been properly written up and are up-to-date, in each case, in all material respects. No written notice has been received by, or written allegation made to, a Whirlpool Europe Group Company that any such books or registers are incorrect or should be rectified.

6.	INSOLVENCY

6.1

No receiver or administrative receiver or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of Whirlpool or any Whirlpool Europe Group Company. No administrator has been appointed in respect of Whirlpool or any Whirlpool Europe Group Company, nor has any administration order been made in respect of Whirlpool or any Whirlpool Europe Group Company and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed.

6.2

No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between Whirlpool or any Whirlpool Europe Group Company and its creditors (or any class of them) has been proposed or approved by Whirlpool or any Whirlpool Europe Group Company other than in the ordinary course of trading.

6.3

No petition has been threatened or presented against Whirlpool or any Whirlpool Europe Group Company by any third party and no order has been made, no resolution has been passed and no meeting has been convened for the purpose of winding up Whirlpool or any Whirlpool Europe Group Company or for the appointment of a provisional liquidator or special manager to Whirlpool or any Whirlpool Europe Group Company.

6.4	No step has been taken with a view to the dissolution or striking-off the register of Whirlpool or any Whirlpool Europe Group Company.

6.5	No event or circumstance has occurred or exists in respect of Whirlpool or any Whirlpool Europe Group Company analogous to those described in paragraphs 6.1 to 6.4 above.

6.6	Neither Whirlpool or any Whirlpool Europe Group Company has stopped or suspended payment of its debts as and when they fall due, or become unable to pay its debts, or otherwise become insolvent.

6.7	No moratorium has been sought by, or granted in respect of, Whirlpool or any Whirlpool Europe Group Company under any applicable insolvency legislation.

7.	ACCOUNTS

7.1	The Accounts:

(a)	have been prepared in good faith and with due care and attention; and

(b)

based on matters known at the time the Accounts were prepared and having regard to the purposes for which the Accounts were prepared, do not materially misstate in accordance with GAAP, subject to the exceptions described in the definition of Whirlpool Accounts:

(i)	the assets and liabilities of the Whirlpool Europe Business, as at the date to which they have been prepared; or

(ii)	the profit and loss of the Whirlpool Europe Business, for the period for which they have been prepared.

7.2

The Whirlpool Europe Group does not have any off-balance sheet liabilities with a value in excess of EUR 5,000,000 (individually or in aggregate) that are not provided for or reserved in the Whirlpool Accounts referred to in limb (c) of the definition of Whirlpool Accounts.

8.	ADJUSTMENTS TO HISTORICAL EBITDA

8.1	The adjustments included in the calculation of Whirlpool adjusted earnings before interest, income taxes, depreciation and amortization presented on Schedule 13 are based on:

(a)	information derived from the books and records of Whirlpool Corporation or its subsidiaries; and

(b)	assumptions believed by Whirlpool management to be fair and reasonable in light of information known at the time of preparation;

it being acknowledged and agreed by the parties that the adjustments are not to be viewed as historical fact and actual results in the future may differ from the adjustments presented.

9.	CHANGES SINCE THE ACCOUNTS DATE

Since the Accounts Date:

(a)	the Whirlpool Europe Business has been, in all material respects, conducted in the ordinary course and in all material respects in the same manner as in the 12 months preceding the Accounts Date;

(b)

save for matters affecting similar businesses generally, there has been no material adverse change in the financial position of the Whirlpool Europe Business or of the Whirlpool Europe Group, in each case, taken as a whole;

(c)

no Whirlpool Europe Group Company has issued, repaid or redeemed or agreed to issue, repay or redeem, any share or loan capital other than in connection with the implementation of the Whirlpool Carve-Out in accordance with the Whirlpool Carve-Out Steps Plan;

(d)

no dividend or other distribution of profits or assets has been, or has agreed to be, declared, made or paid by any Whirlpool Europe Group Company save for in connection with the implementation of the Whirlpool Carve-Out in accordance with the Whirlpool Carve-Out Steps Plan;

(e)	no Whirlpool Europe Group Company has changed its accounting reference date;

(f)	no loan made by any Whirlpool Europe Group Company which remains outstanding has become due and payable in whole or in part to that Whirlpool Europe Group Company;

(g)

no Whirlpool Europe Group Company has waived any right to repayment under any loan it has made other than in connection with the implementation of the Whirlpool Carve-Out in accordance with the Whirlpool Carve-Out Steps Plan;

(h)	no Whirlpool Europe Group Company has forgiven or waived (in whole or in part) a debt other than in the ordinary course of its business;

(i)

no Whirlpool Europe Group Company has made, or agreed to make, any capital expenditure, or incurred, or agreed to incur, any commitments involving capital expenditure, above EUR 105,000,000 in aggregate; and

(j)

other than as expressly contemplated by this Agreement, no Whirlpool Europe Group Company has acquired or disposed of, or agreed to acquire or dispose of, any material asset otherwise than in the ordinary course of trading.

10.	ASSETS

10.1

Other than those assets, contracts, employees, properties or rights to be retained by a member of the Whirlpool Group pursuant to the Whirlpool Carve-Out Principles, and when taken together with the rights received under the Commercial Agreements, the Whirlpool Agreed Perimeter will, at Completion, comprise all the assets, including any contract, employee, property or right, in each case, free from Encumbrances, that are necessary for the full and effective continuation of the Whirlpool Europe Business as carried on at the date of this Agreement.

11.	CONTRACTS

11.1

Copies of the Whirlpool Material Contracts are contained in folders 14.11.3.3, 14.11.3.4, 14.11.3.5, 14.11.3.6 and 14.11.3.7 in the Whirlpool Data Room and are complete and accurate in all material respects.

11.2	Each Whirlpool Material Contract is in full force and effect and binding on each relevant Whirlpool Europe Group Company party to it.

11.3

No notice of termination or material breach (which is current and outstanding) of any Whirlpool Material Contract has been received or served by a Whirlpool Europe Group Company and, so far as Whirlpool is aware, there are no grounds for lawful termination, rescission, avoidance or repudiation of any Whirlpool Material Contract.

11.4	No Whirlpool Europe Group Company is and, so far as Whirlpool is aware, no other party to a Whirlpool Material Contract is in material breach of any Whirlpool Material Contract.

11.5	No Whirlpool Europe Group Company is a party to, or liable under, any agreement or arrangement which:

(a)	is not of an arm’s length nature;

(b)	imposes any right of exclusivity in favour of, or otherwise grants exclusivity to, any counterparty;

(c)

restricts the scope or geographical territories in which any Whirlpool Europe Group Company may carry on its business or otherwise restricts a Whirlpool Europe Group Company’s freedom to operate all or part of its business or assets;

(d)

is incapable of termination by a Whirlpool Europe Group Company, without compensation, in accordance with its terms on six months’ notice or less (other than agreements or arrangements in respect of any of the Whirlpool Properties); or

(e)	breaches any Anti-trust Law.

11.6

Neither the execution, performance or delivery of this Agreement or any other Transaction Documents will constitute grounds for or result in termination, suspension, rescission, avoidance, modification, repudiation or material breach of any Whirlpool Material Contract, or trigger a payment under any Whirlpool Material Contract.

12.	FINANCE AND GUARANTEES

12.1

Documents in folders 12 and 14.5 in the Whirlpool Data Room contains true and accurate details of the material terms insofar as they relate to the Whirlpool Europe Business of all of the current and outstanding financial indebtedness and any hedging contracts of each Whirlpool Europe Group Company and any financial facilities (including overdrafts and loans) available to any Whirlpool Europe Group Company as at the date of this Agreement, in each case excluding indebtedness, hedging contracts or financial facilities between Whirlpool Europe Group Companies (the “Finance Documents”).

12.2

Other than in the ordinary course of business, no Whirlpool Europe Group Company has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement in respect of the liabilities or obligations of any person other than another Whirlpool Europe Group Company.

12.3

No Whirlpool Europe Group Company has factored or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts or waived any right of set-off it may have against any third party.

12.4	No Whirlpool Group Company has received any written notice (which is current and outstanding) from any counterparty under the Finance Documents:

(a)	that an event of default under and as defined in any of the Finance Documents is continuing which has not been remedied or waived as at the date of this Agreement; or

(b)

declaring all or any part of any utilisations under the Finance Documents to be immediately due and payable in advance of their stated maturity date that has not been revoked, rescinded or otherwise made ineffective as at the date of this Agreement.

12.5

No event has occurred or been alleged to have occurred that constitutes an event of default, or otherwise gives rise to an obligation to repay any indebtedness, under any Finance Document (or will do so with the giving of notice or lapse of time or both).

12.6

No Encumbrance over any of the material assets of any Whirlpool Europe Group Company has been enforced as at the date of this Agreement, whether by virtue of the stated maturity date of the relevant indebtedness having been reached or otherwise, and no event has occurred or been alleged to have occurred which will lead to any such Encumbrance becoming enforceable.

12.7

No Whirlpool Europe Group Company has received grants, subsidies, allowances, loan payments, guarantees or other financial assistance from any Authority and no Whirlpool Europe Group Company has any obligation to repay any funds awarded and/or received from any Authority in connection with any COVID-19 related financial measures.

12.8	The Transaction will not:

(a)	result in:

(i)	termination of or a material adverse effect on any financial agreement or arrangement under which any Whirlpool Europe Group Company borrows money; or

(ii)	any indebtedness of any Whirlpool Europe Group Company becoming due, or capable of being declared due and payable, prior to its stated maturity; or

(b)	give rise to an event of default (including cross-default), require the consent of a person under, or enable a person to terminate or relieve a person from an obligation under, any Finance Documents.

13.	EMPLOYMENT

13.1	Folders 7 and 14.3 of the Whirlpool Data Room contains, as at the Date of this Agreement:

(a)	an accurate aggregated schedule of all Whirlpool In-Scope Employees as out in the Whirlpool Data Room under reference number 7.10;

(b)	true complete and accurate copies of the contracts of employment or engagement of each Senior Employee;

(c)	true, complete and accurate copies of a representative sample of template employment contracts and all staff handbooks applicable to Whirlpool In-Scope Employees;

(d)

a true complete and accurate list of all material independent contractors and copies of the standard terms and conditions of engagement applicable to contractors or agency workers engaged by the Whirlpool Europe Business;

(e)	any independent contractor agreement (or similar) pursuant to which a consultant engaged by a Whirlpool Europe Group Company receives fees of more than EUR 100,000 per annum;

(f)

a true, complete and accurate copy of each bonus, commission, profit sharing, share option, share incentive or other incentive plan (“Incentive Plan”) in which any Whirlpool In-Scope Employee participates in or is eligible to participate in; and

(g)

true, complete and accurate copies of any material collective agreements, works council agreements, trade union agreements, or other similar agreements with any trade union, works council, staff association or other body representing Whirlpool In-Scope Employees (other than national or industry level collective agreements).

13.2

There is no person who has accepted an offer of employment or engagement made by any Whirlpool Europe Group Company for remuneration exceeding EUR 150,000 per annum where such person’s employment or engagement has yet to start, and there are no such offers of employment or engagement which have been issued and remain open for acceptance.

13.3	Other than increases to salary and the level of benefits in the ordinary course of business, required by law or pursuant to a collective bargaining agreement (or similar agreement):

(a)

in the 12 months prior to the date of this Agreement there have been no material changes outside the normal course of business to the remuneration or other benefits of any Whirlpool In-Scope Employee; and

(b)

no Whirlpool Europe Group Company is under any legal obligation to make any material changes to the remuneration or other benefits outside the normal course of business of any Whirlpool In-Scope Employee.

13.4	No Whirlpool Group Company has given or received written notice (which is current and outstanding) terminating the office and/or employment of any Senior Employee.

13.5	No Whirlpool Europe Group Company has:

(a)	a written policy of providing redundancy or termination severance payments to any of the Whirlpool In-Scope Employees in excess of the statutory redundancy payment; or

(b)	any agreed procedure for redundancy selection that applies to any of the Whirlpool In-Scope Employees.

13.6

No material amounts due to any employee are in arrears or unsatisfied and there are no amounts that have accrued but are not yet due to be paid in connection with such employee’s employment within the Whirlpool Europe Business (other than such employee’s normal remuneration for relevant current period).

13.7

No Whirlpool Europe Group Company is or, in the 12 months prior to the date of this Agreement, has been involved in any existing, pending or threatened (in writing) claim or dispute exceeding EUR 100,000 by or in respect of any employee, former employee or employee representative representing any Whirlpool Europe Group Company employee or former employee or any independent contractors of the Whirlpool Europe Business or of a Whirlpool Europe Group Company in respect of their employment status (“Employment Dispute”) and so far as Whirlpool is aware, there are no facts, matters, events or circumstances likely to give rise to an Employment Dispute.

13.8

There are no material disciplinary or grievance proceedings which have not yet been completed and there are no appeals pending in relation to any material disciplinary or grievance decisions, in either case relating to any employees or former employees of any Whirlpool Europe Group Company and any Whirlpool In-Scope Employees.

13.9	All Whirlpool In-Scope Employees and contractors of the Whirlpool Europe Business have the legal right to work in the jurisdiction of their place of work.

13.10

So far as Whirlpool is aware, each Whirlpool Europe Group Company and each member of the Whirlpool Group that employs an Whirlpool In-Scope Employee is, and, in the three years prior to the date of this Agreement has been in compliance in all material respects with statutory, legal, contractual and all other obligations and duties required to be performed by it in respect of its employees and former employees, including for the avoidance of doubt in relation to the calculation of holiday pay and employee status.

13.11	In the 36 months prior the date of this Agreement, no employee or former employee has at any time transferred to a Whirlpool Europe Group Company pursuant to Automatic Transfer Legislation.

13.12

No Whirlpool Europe Group Company is required to provide notice to or consult any employee or employee representative body (including but not limited to works councils, trade unions and health and safety committees) prior to the execution of this Agreement or Completion.

13.13	No Whirlpool Europe Group Company has engaged in a collective redundancy exercise in the 18 months prior to the date of this Agreement.

13.14

No contractual or gratuitous payment (including in the form of a “golden parachute”) or benefit has been made or may become due to be made to any employee of the Whirlpool Europe Business in connection with the Transaction.

13.15	No Whirlpool In-Scope Employee is employed by a Whirlpool Retained Group Company.

14.	PENSIONS

14.1

There are no arrangements providing Pension Benefits which a Whirlpool Europe Group Company operates, sponsors, is bound by or has or could reasonably be expected to have any liability other than the Pension Schemes. The Whirlpool Data Room contains the following details of the Pension Schemes which are complete and accurate in all material respects:

(a)	in relation to each Defined Benefit Scheme (to the extent relevant):

(i)	a true, complete and accurate copy of each agreement, deed and all rules governing or relating to each Defined Benefit Scheme;

(ii)

the identity of each sponsoring employer and guarantor, as well as copies of all guarantees, contingent assets, bonds, credit support arrangements, indemnities and letters of comfort currently in place in relation to each Defined Benefit Scheme;

(iii)

a true, complete and accurate copy of the report of the most recent actuarial valuation and all subsequent actuarial reports in relation to each Defined Benefit Scheme which have been received (in draft or final form) before the date of this Agreement;

(iv)	any initial/draft valuation results relation to each Defined Benefit Scheme;

(v)

the latest schedule of contributions in respect of each Defined Benefit Scheme and the details of any proposals (which have been made, or received by, any Whirlpool Europe Group Company) to change such contributions;

(vi)	details of each Defined Benefit Scheme’s current asset holdings (including any bulk annuity policies);

(vii)	details of any ongoing, pending or threatened in writing regulatory investigations, correspondence or involvement in relation to each Defined Benefit Scheme; and

(viii)

details of any material liabilities identified or being investigated in relation to each Defined Benefit Scheme where such liabilities were not factored into the most recent disclosed preliminary or final actuarial valuation results (where relevant); and

(b)

in relation to each Defined Contribution Scheme, details of the employer and employee contribution structure, including the definition of the relevant earnings on which all such contributions are calculated, any proposed changes (which have been made, or received by, any Whirlpool Europe Group Company) to such contribution structure and the amounts paid in the last 3 years.

14.2

Other than the Defined Benefit Schemes, no Whirlpool Europe Group Company operates, sponsors, is bound by or has or could reasonably be expected to have any liability towards any arrangement that provides benefits which are calculated on a defined benefit basis.

14.3

Save for the UK Defined Benefit Schemes, no Whirlpool Europe Group Company is or has at any time been an “employer” or is, or has in the last six years been, an “associate of” or “connected with” an “employer” (as those terms in quotation marks are used in the Pensions Act 2004) of a UK arrangement that provides benefits which are calculated on a defined benefit basis.

14.4

No current employee or former employee has previously transferred to any Whirlpool Europe Group Company pursuant to the Automatic Transfer Legislation who at any time prior to such transfer was a member of an arrangement that provides benefits which are calculated on a defined benefit basis.

14.5

Each Whirlpool Europe Group Company is, in all material respects, in compliance with the terms of each Pension Scheme in which its employees participate and all relevant legislation. Each Pension Scheme is in all material respects operated in accordance with its terms and all relevant legislation and, if intended to qualify for special tax treatment, each Pension Scheme meets all the requirements for such treatment.

14.6

No Whirlpool Europe Group Company has any liability to make any payment to any Pension Scheme or any insurance arrangement held in relation to any employee or any member of any such Pension Scheme which is due but remains unpaid, other than any such amount which is payable for the relevant current period.

14.7

No Pension Scheme, nor any Whirlpool Europe Group Company, is party to any current and outstanding civil, criminal, arbitration, administrative or other proceeding or dispute or investigation by any regulatory authority which relates to the provision of any benefits under any such Pension Scheme in respect of any employee or former employee of a Whirlpool Europe Group Company and no claims or complaints are pending or threatened in relation to any such benefits.

14.8

The Pensions Regulator in the UK has not issued any contribution notices or financial support directions under sections 38 to 51 of the Pensions Act 2004 in relation to any UK Defined Benefit Scheme, and no Whirlpool Europe Group Company is aware of any circumstances which might reasonably be expected to give rise to any such notices or directions.

15.	INTELLECTUAL PROPERTY

15.1

The Whirlpool Group either owns, or has valid licence or right to use all the Intellectual Property which is necessary to the operation of the Whirlpool Europe Business, as carried on in the one year prior to the date of this Agreement (together, the “Business IP”).

15.2	As of the date of this Agreement, the Whirlpool Data Room contains particulars of the following:

(a)

all Business IP which is registered (or the subject of a current application for registration) in the name of a Whirlpool Group Company – and which is intended to be transferred within the Agreed Perimeter (the “Registered IP”); and

(b)

all material licenses under which a Whirlpool Group Company which is intended to be transferred within the Agreed Perimeter under the Transaction uses, or grants rights to another party to use any Business IP (the “IP Licences”),, which are complete, true and accurate in all material respects.

15.3	In respect of the Registered IP, as of the date of this Agreement:

(a)	each Registered IP right identified in documents 6.2.7, 14.11.5.15, 14.11.5.16, 14.11.5.18 of the Whirlpool Data Room is owned by a Whirlpool Group Company;

(b)

there are no restrictions preventing the transfer of the Registered IP that is intended to be transferred into the Agreed Perimeter under the Transaction in accordance with the carve-out principle at paragraph 7 of Part A of Schedule 4 to this Agreement;

(c)	all registry deadlines for payment of renewal and maintenance fees and registration of transactions have been paid in full and on time; and

(d)

there are no current or outstanding opposition actions, or any opposition actions threatened in writing, or any current or outstanding revocation, cancellation or invalidity actions, nor, so far as Whirlpool is aware, any other current or outstanding actions that would prevent any pending applications from being granted.

15.4

All material Business IP which is owned by a Whirlpool Group Company and which is intended to be transferred within the Agreed Perimeter, together with Registered IP (the “Owned IP”), as at the date of this Agreement:

(a)	is free from Encumbrances;

(b)	is not subject to any joint ownership, other than joint ownership by more than one Whirlpool Group Company or pursuant to the agreements contained in the Whirlpool Data Room;

(c)

developed by individuals for or on behalf of a Whirlpool Group Company, to the extent not automatically owned by such Whirlpool Group Company by operation of law, has been assigned to a Whirlpool Group Company. No current or former officer, employee, contractor or consultant of any Whirlpool Group Company owns any material Business IP, nor any right to material remuneration, in each case as a result of any contribution they may have made to the creation, development or invention of any Business IP;

(d)

has not been licensed to any third party, and no obligations exist which require the grant of any licence or assignment to any third party, other than pursuant to the licences contained in folders 6.2 and 14.11.5 of the Whirlpool Data Room, save as for licences granted in the ordinary course of business;

(e)	is not subject to any agreement that materially restricts its use, disclosure, licensing or transfer by the Group, other than pursuant to the agreements contained in the Whirlpool Data Room; and

(f)

is, so far as a Whirlpool is aware, enforceable against third parties and there have been no acts or omissions, so far as Whirlpool is aware, that would materially prejudice the enforcement of the Owned IP by the relevant Whirlpool Europe Group Companies following the transfer of the Owned IP within the Agreed Perimeter under the Transaction.

15.5	In respect of the IP Licences, as of the date of this Agreement:

(a)	so far as Whirlpool is aware, each IP Licence is in full force and effect and binding on the parties to it;

(b)	so far as Whirlpool is aware, the terms of each IP Licence have been complied with by the relevant Whirlpool Group Company in all material respects;

(c)	all fees, royalties or other amounts due to be paid by Whirlpool Group Company in respect of any IP Licence have been fully paid;

(d)

no written notice of termination or material default or breach (which is current and outstanding) of any IP Licence has been received or served on a Whirlpool Group Company and, so far as Whirlpool is aware, there are no grounds on which any IP Licence may be terminated; and

(e)

there are no material disputes that are current and outstanding as at the date of this Agreement and, so far as Whirlpool is aware, no circumstances exist which are likely to give rise to a material dispute.

15.6	In the 12 months prior to the date of this Agreement:

(a)

no Whirlpool Group Company has received written notice (which is current and outstanding) alleging that any Whirlpool Group Company is, or may be, infringing or misappropriating any third party Intellectual Property which would materially impact any activities the subject of the operation of the Whirlpool Europe Business and, so far as Whirlpool is aware, no Whirlpool Group Company has materially infringed or misappropriated the Intellectual Property of any third party in respect of the operation of the Whirlpool Europe Business;

(b)

save as provided in the Whirlpool Data Room, no Whirlpool Group Company has given written notice (which is current and outstanding) to any third party alleging that the third party is, or may be, infringing or misappropriating any Owned IP and, so far as Whirlpool is aware, no Owned IP has been infringed or misappropriated by a third party; and

(c)

there is, and has not been, any civil, criminal, arbitration, opposition, revocation or cancellation actions, or other proceeding or dispute involving any Whirlpool Perimeter Entity in respect of any of the Business IP that remains outstanding or unresolved.

15.7

All domain names used by the Whirlpool Europe Business are listed in the Whirlpool Disclosure Letter or in the Whirlpool Data Room and all such domain names are registered in the name of a Whirlpool Group Company.

15.8

With respect to the Business IP, the relevant members of the Whirlpool Group have taken reasonable steps to keep the confidential information and Know-how which is confidential in nature that it uses confidential, and is not aware of it being disclosed to third parties other than in accordance with applicable confidentiality obligations in the ordinary course of business and subject to written confidentiality obligations from the third party and, so far as Whirlpool is aware, has not been subject to unauthorised access by a third party which would materially impact the operation of the Whirlpool Europe Business.

16.	INFORMATION TECHNOLOGY

16.1	The Whirlpool Europe Group Companies either own or have a licence or other valid right to use all IT Systems as conducted at the date of this Agreement.

16.2

The IT Systems operate and perform in all material respects as intended, as required to operate the Whirlpool Europe Business as at the date of this Agreement and in accordance with applicable specifications.

16.3	The Whirlpool Europe Group Companies:

(a)	have maintained the IT Systems in all material respects in accordance with their internal policies; and

(b)	have the benefit of arrangements for the maintenance, support and disaster recovery of the IT Systems.

16.4	In the 24 months prior to the date of this Agreement, the IT Systems:

(a)	have not materially failed, been materially compromised or subject to any material data loss, theft, corruption, unauthorised access, malware attack or other security breach; and

(b)	have not suffered any significant defects or operational disturbances which have caused material disruption to the operation of the Whirlpool Europe Business lasting more than two Business Days.

17.	DATA PROTECTION

17.1

Each Whirlpool Europe Group Company is, and in the three years prior to the date of this Agreement has been, in compliance with all Applicable Data Protection Laws in all material respects and its own policies and procedures relating to privacy, data protection and the processing of Personal Data.

17.2

No Whirlpool Europe Group Company is, or in the three years prior to the date of this Agreement has been, involved in any disputes, investigations or enforcement actions in respect of any actual or alleged material non-compliance with Applicable Data Protection Laws.

17.3

In the three years prior to the date of this Agreement, there has been no security incident involving any Personal Data processed by any Whirlpool Europe Group Company that would constitute a data breach for which notification to individuals or any data protection regulator is required under Applicable Data Protection Laws.

18.	REAL ESTATE

18.1	The Whirlpool Properties are the only land and/or premises owned, leased, controlled, used or occupied by any Whirlpool Europe Group Company.

18.2	Particulars of the Whirlpool Properties are set out in the Group Information Schedule and are complete and accurate in all material respects.

18.3

The Whirlpool Data Room contains a list of all title deeds, leases, underleases, tenancies and licences pursuant to which each Whirlpool Europe Group Company hold the Whirlpool Properties, which is complete and accurate in all material respects.

18.4

Each Whirlpool Property has the benefit of any material property rights which are required for the continued use or operation of the business as previously carried on by the relevant Whirlpool Europe Group Company from the relevant Whirlpool Property.

18.5

The Whirlpool Europe Group Company named in the Group Information Schedule is the sole legal and beneficial owner, the lessee or licensee (as applicable) of each Whirlpool Property and is in exclusive occupation and possession of each Whirlpool Property in accordance with the terms of such title, lease or licence.

18.6	In respect of each Whirlpool Property which is a leasehold property:

(a)	the relevant Lease is valid and in full force and effect and binding and enforceable in accordance with its respective terms;

(b)

no Whirlpool Group Company has received or given any written notice of any material breach of any Lease which is current and outstanding or received or given any written notice exercising a termination right in respect of any Lease;

(c)

all rents, licence fees, insurance, service charge and other monies due and payable under the relevant Lease have been paid as and when they became due, and no rent reviews are overdue or disputed; and

(d)	no collateral assurances, undertakings or concessions have been made by a Whirlpool Europe Group Company or any other party to the relevant Lease.

18.7	No Whirlpool Europe Group Company has any material continuing liability (actual or contingent, including as a guarantor) in respect of any land or buildings other than the Whirlpool Properties.

18.8

Each Whirlpool Property is free from Encumbrances and there is no option, pre-emption or right for any third party to acquire any Whirlpool Property and no Whirlpool Europe Group Company has any option, pre-emption or right to acquire any land or buildings other than the Whirlpool Properties.

18.9

The current use of each of the Whirlpool Properties is a permitted use under the applicable Law and in the case of any Whirlpool Properties which are leasehold, under the terms of the relevant Lease and, so far as Whirlpool is aware, the Whirlpool Properties are not subject to any restriction, covenant, condition, obligation, easement, wayleave, licence, agreement or other right, reservation or interest which would materially adversely affect the continued use or operation of the business carried on by the relevant Whirlpool Europe Group Company at the Whirlpool Properties.

18.10

No material dispute, action, claim or demand exists between a Whirlpool Europe Group Company and the counterparty under any Leases, or any Authority or any owner or occupier of any other premises adjacent to or neighbouring the Whirlpool Properties, and no written notices of any continuing or threatened breach of any title covenants, restrictions, stipulations or other encumbrances affecting any Whirlpool Properties have been received by and are outstanding in respect of a Whirlpool Europe Group Company.

18.11

So far as Whirlpool is aware, no material item of expenditure has been incurred in relation to any Whirlpool Property by a Whirlpool Europe Group Company in the last 12 months (nor is any such material expenditure planned to be incurred in the next 12 months by a Whirlpool Europe Group Company) or by the landlord under any Leases, which is wholly or partly recoverable from or payable by a Whirlpool Europe Group Company (nor has notice of any such material expenditure planned to take place in the next 12 months been received by a Whirlpool Europe Group Company).

18.12	No Whirlpool Group Company has, in the past 12 months, received an adverse report in connection with the state and condition of any Whirlpool Property.

18.13	No Whirlpool Group Company has received any written notice from any Authority in respect of any compulsory purchase which is pending or threatened against the Whirlpool Properties.

19.	LICENCES

19.1

All licences, certificates, registrations and authorisations (the absence of which would have a material adverse effect on the Whirlpool Europe Business) required to allow each Whirlpool Europe Group Company to carry on its business in the jurisdictions, and in the manner in which such business is currently carried on as at the date of this Agreement:

(a)	have been obtained;

(b)	so far as Whirlpool is aware, are valid and subsisting;

(c)	have been materially complied with by the relevant Whirlpool Europe Group Company in all material respects in the three years prior to the date of this Agreement; and

(d)

no Whirlpool Group Company has received any written notification, nor is Whirlpool aware of any facts or circumstances indicating, that any such Licences are or are likely to be modified, revoked, suspended or not renewed.

20.	COMPLIANCE WITH LAWS AND DISPUTES

20.1

Each Whirlpool Europe Group Company is conducting, and has, during the three years prior to the date of this Agreement, conducted, its business, in all material respects, in accordance with all applicable Laws.

20.2	No Whirlpool Europe Group Company:

(a)

is, or has, in the three years prior to the date of this Agreement been engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any Authority (except for debt collection in the normal course of business), where the value of the claim exceeds EUR 1,000,000, or is in respect of wrongful death, a class action, with any Authority or which carries reputational risk to any Whirlpool Europe Group Company; or

(b)

is or has in the three years prior to the date of this Agreement received written notice that it is the subject of any formal investigation, inquiry or enforcement proceedings by any Authority which would have a material adverse effect on any Whirlpool Europe Group Company as the case may be, and no such proceedings, investigations or inquiries have been threatened in writing or, so far as Whirlpool is aware, are pending.

20.3	No Whirlpool Europe Group Company:

(a)	is affected by any existing judgments or rulings made against a Whirlpool Group Company that would have a material adverse effect on any Whirlpool Europe Group Company, as the case may be; or

(b)

has given, or is subject to, any undertakings given to an Authority or other third party which remain in force, excluding, for the avoidance of doubt, any undertaking given under an administrative arrangement associated with obtaining an EHS Permit which would have a material adverse effect on any Whirlpool Europe Group Company.

20.4

In the three years prior to the date of this Agreement, no Whirlpool Europe Group Company has manufactured or sold any products which have been or are the subject of any voluntary or mandatory recall, rework or product warning and, so far as Whirlpool is aware, there are no facts, matters or circumstances indicating that any such recall, rework or product warning is likely to occur.

21.	ENVIRONMENT, HEALTH & SAFETY

21.1

Each Whirlpool Europe Group Company is, and has for the three years prior to the date of this Agreement been, in material compliance with all EHS Laws and, so far as Whirlpool is aware, there are no facts, matters or circumstances which may lead to any material breach of or material liability under any EHS Laws or which would require any Whirlpool Europe Group Company to incur material expenditure in the next three years in order to bring any such Whirlpool Europe Group Company into compliance with EHS Laws.

21.2

Each Whirlpool Europe Group Company has obtained and is, and has for the three years prior to the date of this Agreement been in compliance with all material EHS Consents and all such material EHS Consents are in full force and effect. So far as Whirlpool is aware, there are no facts, matters or circumstances (other than the transaction contemplated under this Agreement) that may lead to the revocation, suspension, variation or non-renewal of any material EHS Consents, or which would require any Whirlpool Europe Group Company to incur material expenditure in the next three years in order to bring any such Whirlpool Europe Group Company into compliance with such EHS Consents.

21.3

No written complaints or notices have been received by any Whirlpool Group Company in respect of any Whirlpool Europe Group Company in the three years prior to the date of this Agreement alleging or specifying any material breach of or material liability under any EHS Laws or failure to comply with any EHS Consents and, so far as Whirlpool is aware, there are no facts, matters or circumstances likely to give rise to any such complaints or notices.

21.4

No Whirlpool Europe Group Company is, or has in the three years prior to the date of this Agreement been, involved in any EHS Proceeding. No EHS Proceeding is pending or has been threatened in writing against any Whirlpool Europe Group Company, or any other Whirlpool Group Company in respect of the Whirlpool Europe Business and, so far as Whirlpool is aware, there are no facts, matters or circumstances likely to give rise to any such EHS Proceeding.

21.5

So far as Whirlpool is aware, no EHS Matters exist or have arisen which have resulted in or are likely to give rise to a Whirlpool Europe Group Company having any actual or potential material liability under EHS Laws in respect of:

(a)	any Whirlpool Property; or

(b)	any property previously owned, leased or occupied by any member of the Whirlpool Europe Group.

21.6

Copies of all material audits, assessments, reports and investigations commissioned in the three year period prior to the date of this Agreement, which are in the possession of any Whirlpool Europe Group Company (or, where more than one such audit, assessment, report or investigation has been commissioned in respect of the same matter in such period, the most recent audit, assessment, report or investigation) and that relate to EHS Matters and the business of any Whirlpool Europe Group Company or any Whirlpool Property are contained in folder 9.2 of the Whirlpool Data Room.

22.	BRIBERY, CORRUPTION, SANCTIONS AND EXPORT CONTROLS

22.1

In the past three years no Whirlpool Europe Group Company nor, so far as Whirlpool is aware, any of their respective directors, officers or employees is or has been engaged (in such capacity) in any conduct, activity or omission which would constitute non-compliance with any Anticorruption Laws.

22.2

In the past three years, no Whirlpool Europe Group Company has been the subject of any actual, suspected, or threatened allegations in writing, government investigations, litigation, voluntary or directed disclosures to any Authority (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Serious Fraud Office) in any way related to the Anticorruption Laws.

22.3

No Whirlpool Europe Group Company nor any of their respective directors, or officers, or, to the knowledge of the relevant Whirlpool Europe Group Company, employees, agents, representatives or any other person acting on a Whirlpool Europe Group Company’s behalf (in such capacity):

(a)	is a Sanctioned Person;

(b)	is in breach of any Sanctions;

(c)	is engaged in transactions, dealings, or activities that might reasonably be expected to cause such person to become a Sanctioned Person;

(d)

has received written notice from any Authority notifying it that it is subject to any Sanctions investigation which is still ongoing and/or that it is currently in non-compliance with any applicable Sanctions; or

(e)	has in the three years prior to the date of this Agreement engaged in any transaction or dealing with any Sanctioned Person or with any Sanctioned Territory in violation of Sanctions,

provided this paragraph 21.3 shall not apply if and to the extent that it is or would be unenforceable by reason of breach of any provision of the Council Regulation (EC) No 2271/96 of 22 November 1996, the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020 (SI 2020/1660), any law or regulation implementing such regulations in any member state of the European Union or the United Kingdom, or any similar blocking or anti-boycott law.

22.4

The Whirlpool Europe Group has instituted and maintains adequate policies and procedures which are reasonably designed to promote and achieve material compliance with Sanctions and Anticorruption Laws, including by preventing any persons who perform services for or on behalf of the Whirlpool Europe Group from bribing another person (within the meaning given in s.7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business of the Whirlpool Europe Group.

22.5

The Whirlpool Europe Group has instituted and maintained an anonymous reporting facility or whistle-blowing hotline, pursuant to which any suspected, alleged or actual breaches of any applicable Laws (including without limitation any Sanctions or Anticorruption Laws) can be reported, and no breaches of any applicable Laws have been identified as a result of such reports.

23.	INSURANCE

23.1

Each material insurance policy maintained by a Whirlpool Europe Group Company in respect of the Whirlpool Europe Business or covering the Whirlpool Europe Business (each, an “Insurance Policy”) is in full force and effect and nothing has been done or omitted to be done by any Whirlpool Europe Group Company which would make an Insurance Policy void or voidable.

23.2	Each Insurance Policy is in full force and effect and nothing has been done or omitted to be done by any Whirlpool Group Company which would make an Insurance Policy void or voidable.

23.3	All premiums due and payable on each Insurance Policy have been paid.

23.4	No written notice of cancellation, termination or revocation of any Insurance Policy has been received by any Whirlpool Group Company and is current and outstanding as at the date of this Agreement.

23.5	There:

(a)	is no individual claim under any Insurance Policy which is current and outstanding as at the date of this Agreement;

(b)	has been no such claim in excess of EUR 500,000 in the two years prior to the date of this Agreement; and

(c)	so far as Whirlpool is aware, are no circumstances likely to give rise to such a claim in excess of EUR 500,000.

24.	POWERS OF ATTORNEY

There are no powers of attorney in force given by any Whirlpool Europe Group Company (other than those given to its directors, officers and employees in the ordinary course of business or to a holder of an Encumbrance solely to facilitate its enforcement).

25.	TRANSACTIONS WITH WHIRLPOOL

As at Completion only, there is no current and outstanding indebtedness or other liability and no current and outstanding contract, commitment or arrangement between a Whirlpool Europe Group Company and a Whirlpool Group Company which is not a Whirlpool Europe Group Company (other than the Transaction Documents).

26.	BROKERAGE OR COMMISSIONS

No person is entitled to receive a finder’s fee, brokerage or commission from a Whirlpool Europe Group Company in connection with this Agreement or any other Transaction Document and/or the transactions contemplated thereby.

27.	TAX

27.1

Each Whirlpool Europe Group Company has in the seven years prior to the date of this Agreement, within applicable time limits, duly made and submitted all material returns, accounts and computations in relation to Tax which it was required by law to make or submit, as applicable, and all such returns, accounts and computations were prepared on a proper basis and were upon submission, true, complete and correct in all material respects. Each Whirlpool Europe Group Company has complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

27.2

All Tax for which a Whirlpool Europe Group Company has been liable to account has been duly paid (insofar as such Tax ought to have been paid) and no Whirlpool Europe Group Company is liable, or has in the seven years prior to the date of this Agreement been liable, to pay a material penalty, surcharge, fine or interest in connection with Tax.

27.3

Each Whirlpool Europe Group Company has, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Tax as it is required to keep and maintain, or which are required to substantiate any claim made or position taken by it in relation to Tax.

27.4

Each Whirlpool Europe Group Company has in the seven years prior to the date of this Agreement (i) deducted or withheld all Tax which it has been obliged by law to deduct or withhold from amounts paid by it, (ii) properly accounted to the relevant Tax Authority in accordance with applicable Law for all amounts of Tax so deducted or withheld to the extent such amounts are due to be paid to a Tax Authority, and (iii) otherwise complied in all material respects with its legal obligations in respect of any such deductions or withholdings.

27.5

No Whirlpool Europe Group Company is currently party to any material dispute with any Tax Authority and no Whirlpool Europe Group Company has been notified that it is the subject of any non-routine investigation, proceeding, examination, enquiry or audit by any Tax Authority and, so far as Whirlpool is aware, there are no facts or circumstances which are likely to give rise to any such dispute, disagreement or non-routine investigation, proceeding, examination, enquiry or audit.

27.6

Each Whirlpool Europe Group Company has, since its date of incorporation, been resident for Tax purposes only in its jurisdiction of incorporation and no Whirlpool Europe Group Company has had a permanent establishment, or other taxable presence (other than for the purposes of VAT) in a jurisdiction other than its jurisdiction of incorporation. No Tax Authority has asserted that any Whirlpool Europe Group Company is subject to Tax or a requirement to file Tax Returns (other than in respect of VAT)in any jurisdiction other than its jurisdiction of incorporation.

27.7

No Whirlpool Europe Group Company is an agent or permanent establishment of another company, person, business or enterprise for the purpose of subjecting or assessing the company, person, business or enterprise to Tax in the country of residence of any Whirlpool Europe Group Company.

27.8	No Whirlpool Europe Group Company is, or has been in the seven years prior to the date of this Agreement, a member of:

(a)	a fiscal consolidation or fiscal unity; or

(b)	a consortium or group of companies for any Tax purpose,

in each case, of which any company (other than a Whirlpool Europe Group Company) is a member.

27.9

Each Whirlpool Europe Group Company is (where required to be) duly registered for the purposes of VAT in its country of incorporation and has complied in all material respects with all other applicable VAT legislation. Each Whirlpool Europe Group Company has: (i) made, given, obtained and kept up-to-date and full records, invoices and documents required for VAT purposes all of which are accurate in all material respects; and (ii) complied in all material respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT, including (for the avoidance of doubt) the terms of any agreement reached with the relevant Tax Authority.

27.10

No Whirlpool Europe Group Company is bound by or party to any Tax indemnity, Tax sharing, Tax allocation or similar agreement, or any other contractual obligation to pay the Tax obligations of another person.

27.11

All transactions, agreements and arrangements made by a Whirlpool Europe Group Company are and have been made on arm’s length terms and each Whirlpool Europe Group Company holds and maintains sufficient documents and other records to evidence that arm’s length terms have been applied in respect of the same.

27.12

No Whirlpool Europe Group Company has been a party to or otherwise involved in, any transaction, scheme or arrangement (or any series thereof), of which the main purpose or one of the main purposes is or was to evade or avoid a liability to Tax of any person.

27.13

No Whirlpool Europe Group Company has in the seven years prior to the date of this Agreement requested any rulings or agreements from any Tax Authority, and no Whirlpool Europe Group Company has obtained any such rulings or agreements that will have an effect on the Tax Returns, Tax positions or other Tax filings of the Whirlpool Europe Group Companies subsequent to the Completion Date.

27.14

No Whirlpool Europe Group Company has consented in writing to extend the time, or is the beneficiary of any extension of time, in which any material Tax may be assessed or collected by any Tax Authority (other than any extension which is no longer in effect).

27.15

Save as disclosed in the Whirlpool Carve-Out Steps Plan, neither the entering into of this Agreement nor the satisfaction of any condition to which it is subject, nor Completion will give rise to any liability to Tax or result in the withdrawal of any Relief for any Whirlpool Europe Group Company.

27.16

At all times from and after its formation until Completion, Whirlpool Europe, an entity formed in a jurisdiction other than the United States, has been classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes. No Whirlpool Europe Group Company organized under the laws of a country other than the United States has ever been treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the U.S. Internal Revenue Code of 1986, as amended (“Code”) or as a United States corporation under Section 7874(b) of the Code.

27.17

Whirlpool Europe has at no time since its formation (i) held any asset that would, if Whirlpool Europe were treated as a corporation for U.S. federal income tax purposes, result in Whirlpool Europe being treated as engaged in a U.S. trade or business for U.S. federal income tax purposes or (ii) held any U.S. real property interest within the meaning of Section 897 of the Code, in each case directly or indirectly through one or more entities that are treated as either a partnership or a disregarded entity for U.S. federal income tax purposes.

SCHEDULE 6

ARDUTCH WARRANTIES

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule only, where the context admits:

“Business IP” has the meaning given in paragraph 14.1 of this Schedule 6;

“EHS Consents” means any permits, licences, consents, registrations, approvals, notifications waivers, exemptions, allowances or other authorisations relating to EHS Matters and required by or under any EHS Laws for the operation of the Ardutch Europe Business or the use of, or any activities or operations carried out at, any of the Ardutch Properties, as such member of the Ardutch Europe Group is operated and/or as the Ardutch Properties are used at the date of this Agreement;

“EHS Laws” means all applicable laws (including, for the avoidance of doubt, common law), statutes, statutory guidance notes, by-laws, codes (including codes of practice), regulations, decrees, orders and any final and binding court, tribunal or other official decision of any relevant authority in any jurisdiction, insofar as they relate or apply to EHS Matters and are binding and in force on any member of the Warranted Buyer Group at the date of this Agreement, save that none of the foregoing shall apply to town and country planning matters;

“EHS Proceeding” means a civil, criminal, arbitration, administrative or other dispute, claim, proceeding, or mediation relating to any material breach of or any material liability under EHS Laws;

“Finance Documents” has the meaning given in paragraph 11.1 of this Schedule 6;

“Insurance Policy” has the meaning given in paragraph 22.1 of this Schedule 6;

“IP Licences” has the meaning given in paragraph 14.2(b) of this Schedule 6;

“IT Systems” means all computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all computer software, including associated proprietary materials, user manuals and other related documentation used by the Ardutch Europe Business which are material to the operation of the Ardutch Europe Business by the Group pursuant to the Transaction, but excluding any IT Systems which are intended to be provided to the Group under a transitional services agreement in relation to the Transaction;

“Leases” means the leases or licences or agreements to occupy relating to each Ardutch Property (and “Lease” means any one of them);

“Owned IP” has the meaning given in paragraph 14.4 of this Schedule 6;

“Pension Scheme” means any plan, scheme or arrangement under which any Pension Benefits are provided other than any mandatory schemes provided in accordance with applicable Laws;

“Registered IP” has the meaning given in paragraph 14.2(a) of this Schedule 6; and

“Senior Employee” means any employee or director of the Ardutch Europe Business (and which is a Ardutch In-Scope Employee) that has the title of Country Manager or above;

“Ardutch Joint Venture Entity” means Beteilligung in Unternehmen GMBH; and

“Ardutch Minority Equity Interest” means the interest held by Beko Grundig Deutschland GmbH in the Ardutch Joint Venture Entity, which equates to 7.14% of the issued share capital of the Ardutch Joint Venture Entity as at the date of this Agreement.

2.	TITLE AND CAPACITY

2.1	Ardutch is validly incorporated, has been in continuous existence since its incorporation and is duly registered under the laws of its country of incorporation.

2.2

Ardutch has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

2.3

This Agreement and the other Transaction Documents to which Ardutch is a party constitute (or shall constitute when executed) valid, legal and binding obligations on Ardutch in accordance with their respective terms.

2.4

The execution and delivery of this Agreement and the other Transaction Documents by Ardutch and the performance of and compliance with their terms and provisions does not conflict with or result in a breach of, or constitute a default under, the constitutional documents of Ardutch or any Law, order or judgment that applies to or binds Ardutch in each case which would have a material adverse effect on this Agreement, the other Transaction Documents or the Buyer Group.

2.5

No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than as set out in clause 4.1(c) of this Agreement) is required to be obtained, or made, by Ardutch Europe to authorise the execution or performance of this Agreement by Ardutch Europe in each case which would have a material adverse effect on this Agreement, the other Transaction Documents or the Buyer Group.

2.6	Ardutch is the sole legal and beneficial owner of the Ardutch Europe Shares and is entitled to transfer the legal and beneficial interest in the Ardutch Europe Shares.

3.	CAPITAL STRUCTURE AND CORPORATE INFORMATION

3.1	The Ardutch Europe Shares constitute the whole of the issued share capital of the Buyer, have been validly issued, and are fully paid and free from all Encumbrances.

3.2

The section of the Group Information Schedule entitled “Ardutch Europe Subsidiaries” lists all the subsidiaries and subsidiary undertakings of the Ardutch Guarantor to be transferred into the Agreed Perimeter, and sets out particulars of their allotted and issued share capital as at the date of this Agreement which is complete and accurate in all respects and other particulars in relation to such companies as at the date of this Agreement which are complete and accurate in all material respects and no member of the Buyer Group will at Completion have any subsidiary other than a Ardutch Perimeter Entity.

3.3

No person (other than, as at the date of this Agreement, a Ardutch Group Company, and as at Completion, a Ardutch Europe Group Company) has a right to require any Warranted Buyer Group Company to allot, issue, sell, transfer any share capital, or to convert existing securities into or to issue securities that have rights to convert into any share capital.

3.4

There is no Encumbrance and no commitment has been given to create an Encumbrance affecting any shares, unissued shares, debentures or other unissued securities of any Warranted Buyer Group Company other than the Encumbrances granted pursuant to the terms of the Finance Documents which are identified in the documents in folder 4.5.1 of the Ardutch Data Room, and no person has claimed any rights in connection with any of those things.

3.5	No Warranted Buyer Group Company:

(a)

is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations) save for any Ardutch Minority Equity Interest in a Ardutch Joint Venture Entity held by such Warranted Buyer Group Company; or

(b)	has any branch or permanent establishment outside its country of incorporation.

3.6	Each Warranted Buyer Group Company is validly incorporated, has been in continuous existence since its incorporation and is duly registered under the laws of its country of incorporation.

4.	MINORITY INTERESTS

4.1

No member of the Warranted Buyer Group holds any interest in any corporate body or other person, other than an interest in a Ardutch Joint Venture Entity or an interest in another member of the Warranted Buyer Group.

4.2	No member of the Warranted Buyer Group has agreed to acquire an interest in or merge or consolidate with, a corporate body or other person, other than a member of the Warranted Buyer Group.

4.3

So far as Ardutch is aware, the share capital information listed in the Group Information Schedule in respect of interests held by a Ardutch Group Company in each Ardutch Joint Venture Entity and all Ardutch Minority Equity Interests is complete and accurate in all respects.

5.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

5.1	True, complete and accurate copies of the constitutional documents of each Warranted Buyer Group Company are contained in folder 2.1 in the Ardutch Data Room.

5.2

In the three years prior to the date of this Agreement, all material returns, particulars and resolutions which each Warranted Buyer Group Company was required by Law to file with or deliver to any Authority in its jurisdiction of incorporation have been filed or delivered and when filed or delivered, were complete and accurate in all material respects.

5.3

All statutory books and registers required to be maintained by each Warranted Buyer Group Company under the law of its jurisdiction of incorporation are in the possession or under the control of the Warranted Buyer Group Company to which they relate and have been properly written up and are up-to-date, in each case, in all material respects. No written notice has been received by, or written allegation made to, a Warranted Buyer Group Company that any such books or registers are incorrect or should be rectified.

6.	INSOLVENCY

6.1

No receiver or administrative receiver or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of Ardutch or any Warranted Buyer Group Company. No administrator has been appointed in respect of Ardutch or any Warranted Buyer Group Company, nor has any administration order been made in respect of Ardutch or any Warranted Buyer Group Company and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed.

6.2

No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between Ardutch or any Warranted Buyer Group Company and its creditors (or any class of them) has been proposed or approved by Ardutch or any Warranted Buyer Group Company other than in the ordinary course of trading.

6.3

No petition has been threatened or presented against Ardutch or any Warranted Buyer Group Company by any third party and no order has been made, no resolution has been passed and no meeting has been convened for the purpose of winding up Ardutch or any Warranted Buyer Group Company or for the appointment of a provisional liquidator or special manager to Ardutch or any Warranted Buyer Group Company.

6.4	No step has been taken with a view to the dissolution or striking-off the register of Ardutch or any Warranted Buyer Group Company.

6.5	No event or circumstance has occurred or exists in respect of Ardutch or any Warranted Buyer Group Company analogous to those described in paragraphs 6.1 to 6.4 above.

6.6	Neither Ardutch nor any Warranted Buyer Group Company has stopped or suspended payment of its debts as and when they fall due, or become unable to pay its debts, or otherwise become insolvent.

6.7	No moratorium has been sought by, or granted in respect of Ardutch or any Warranted Buyer Group Company under any applicable insolvency legislation.

7.	ACCOUNTS

7.1	The Accounts:

(a)	have been prepared in good faith and with due care and attention; and

(b)

based on matters known at the time the Accounts were prepared and having regard to the purposes for which the Accounts were prepared, do not materially misstate in accordance with IFRS, subject to the exceptions described in the definition of Ardutch Accounts:

(i)	the assets and liabilities of the Ardutch Europe Business, as at the date to which they have been prepared; or

(ii)	the profit and loss of the Ardutch Europe Business, for the period for which they have been prepared.

7.2

The Warranted Buyer Group does not have any off-balance-sheet liabilities with a value in excess of EUR 5,000,000 (individually or in aggregate) that are not provided for or reserved in the Ardutch Accounts referred to in limb (c) of the definition of Ardutch Accounts.

8.	ADJUSTMENTS TO HISTORICAL EBITDA

8.1	The Ardutch adjustments included in the calculation of adjusted earnings before interest, income taxes, depreciation and amortization presented on Schedule 13 are based on:

(a)	information derived from the books and records of Ardutch or its subsidiaries; and

(b)	assumptions believed by Ardutch management to be fair and reasonable in light of information known at the time of preparation;

it being acknowledged and agreed by the parties that the adjustments are not to be viewed as historical fact and actual results in the future may differ from the adjustments presented.

9.	CHANGES SINCE THE ACCOUNTS DATE

Since the Accounts Date:

(a)	the Ardutch Europe Business has been, in all material respects, conducted in the ordinary course and in all material respects in the same manner as in the 12 months preceding the Accounts Date;

(b)

save for matters affecting similar businesses generally, there has been no material adverse change in the financial position of the Ardutch Europe Business or of the Warranted Buyer Group, in each case, taken as a whole;

(c)

no Warranted Buyer Group Company has issued, repaid or redeemed or agreed to issue, repay or redeem, any share or loan capital other than in connection with the implementation of the Ardutch Carve-Out in accordance with the Ardutch Carve-Out Steps Plan;

(d)

no dividend or other distribution of profits or assets has been, or has agreed to be, declared, made or paid by any Warranted Buyer Group Company save for in connection with the implementation of the Ardutch Carve-Out in accordance with the Ardutch Carve-Out Steps Plan;

(e)	no Warranted Buyer Group Company has changed its accounting reference date;

(f)	no loan made by any Warranted Buyer Group Company which remains outstanding has become due and payable in whole or in part to that Warranted Buyer Group Company;

(g)

no Warranted Buyer Group Company has waived any right to repayment under any loan it has made other than in connection with the implementation of the Ardutch Carve-Out in accordance with the Ardutch Carve-Out Steps Plan;

(h)	no Warranted Buyer Group Company has forgiven or waived (in whole or in part) a debt other than in the ordinary course of its business;

(i)

no Warranted Buyer Group Company has made, or agreed to make, any capital expenditure, or incurred, or agreed to incur, any commitments involving capital expenditure, above EUR 105,000,000 in aggregate; and

(j)

other than as expressly contemplated by this Agreement, no Warranted Buyer Group Company has acquired or disposed of, or agreed to acquire or dispose of, any material asset otherwise than in the ordinary course of trading.

10.	ASSETS

10.1

Other than those assets, contracts, employees, properties or rights to be retained by a member of the Ardutch Group pursuant to the Ardutch Carve-Out Principles, and when taken together with the rights received under the Commercial Agreements, the Ardutch Agreed Perimeter will, at Completion, comprise all the assets, including any contract, employee, property or right, in each case, free from Encumbrances, that are necessary for the full and effective continuation of the Ardutch Europe Business as carried on at the date of this Agreement.

11.	CONTRACTS

11.1	Copies of the Ardutch Material Contracts are contained in folder 2.10 in the Ardutch Data Room and are complete and accurate in all material respects.

11.2	Each Ardutch Material Contract is in full force and effect and binding on each relevant Warranted Buyer Group Company party to it.

11.3

No notice of termination or material breach (which is current and outstanding) of any Ardutch Material Contract has been received or served by a Ardutch Europe Group Company and, so far as Ardutch is aware, there are no grounds for lawful termination, rescission, avoidance or repudiation of any Ardutch Material Contract.

11.4	No Warranted Buyer Group Company is and, so far as Ardutch is aware, no other party to a Ardutch Material Contract is in material breach of any Ardutch Material Contract.

11.5	No Warranted Buyer Group Company is a party to, or liable under, any agreement or arrangement which:

(a)	is not of an arm’s length nature;

(b)	imposes any right of exclusivity in favour of, or otherwise grants exclusivity to, any counterparty;

(c)

restricts the scope or geographical territories in which any Warranted Buyer Group Company may carry on its business or otherwise restricts a Warranted Buyer Group Company’s freedom to operate all or part of its business or assets;

(d)

is incapable of termination by a Warranted Buyer Group Company, without compensation, in accordance with its terms on six months’ notice or less (other than agreements or arrangements in respect of any of the Ardutch Properties); or

(e)	breaches any Anti-trust Law.

11.6

Neither the execution, performance or delivery of this Agreement or any other Transaction Documents will constitute grounds for or result in termination, suspension, rescission, avoidance, modification, repudiation or material breach of any Ardutch Material Contract, or trigger a payment under any Ardutch Material Contract.

12.	FINANCE AND GUARANTEES

12.1

Document 4.5.1 in the Ardutch Data Room contains true and accurate details of the material terms insofar as they relate to the Ardutch Europe Business of all of the current and outstanding financial indebtedness and any hedging contracts of each Warranted Buyer Group Company and any financial facilities (including overdrafts and loans) available to any Warranted Buyer Group Company as at the date of this Agreement, in each case excluding indebtedness, hedging contracts or financial facilities between Warranted Buyer Group Companies (the “Finance Documents”).

12.2

Other than in the ordinary course of business, no Warranted Buyer Group Company has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement in respect of the liabilities or obligations of any person other than another Warranted Buyer Group Company.

12.3

No Warranted Buyer Group Company has factored or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts or waived any right of set-off it may have against any third party.

12.4	No Ardutch Group Company has received any written notice (which is current and outstanding) from any counterparty under the Finance Documents:

(a)	that an event of default under and as defined in any of the Finance Documents is continuing which has not been remedied or waived as at the date of this Agreement; or

(b)

declaring all or any part of any utilisations under the Finance Documents to be immediately due and payable in advance of their stated maturity date that has not been revoked, rescinded or otherwise made ineffective as at the date of this Agreement.

12.5

No event has occurred or been alleged to have occurred that constitutes an event of default, or otherwise gives rise to an obligation to repay any indebtedness, under any Finance Document (or will do so with the giving of notice or lapse of time or both).

12.6

No Encumbrance over any of the material assets of any Warranted Buyer Group Company has been enforced as at the date of this Agreement, whether by virtue of the stated maturity date of the relevant indebtedness having been reached or otherwise, and no event has occurred or been alleged to have occurred which will lead to any such Encumbrance becoming enforceable.

12.7

No Warranted Buyer Group Company has received grants, subsidies, allowances, loan payments, guarantees or other financial assistance from any Authority and no Warranted Buyer Group Company has any obligation to repay any funds awarded and/or received from any Authority in connection with any COVID-19 related financial measures.

12.8	The Transaction will not:

(a)	result in:

(i)	termination of or a material adverse effect on any financial agreement or arrangement under which any Warranted Buyer Group Company borrows money; or

(ii)	any indebtedness of any Warranted Buyer Group Company becoming due, or capable of being declared due and payable, prior to its stated maturity; or

(b)	give rise to an event of default (including cross-default), require the consent of a person under, or enable a person to terminate or relieve a person from an obligation under, any Finance Documents.

13.	EMPLOYMENT

13.1	Folder 9.8 of the Ardutch Data Room contains, as at the Date of this Agreement:

(a)	an accurate aggregated schedule of all Ardutch In-Scope Employees as out in the Ardutch Data Room under reference number 9.8;

(b)	true, complete and accurate copies of the contracts of employment or engagement of each Senior Employee;

(c)	true, complete and accurate copies of a representative sample of template employment contracts and all staff handbooks applicable to Ardutch In-Scope Employees;

(d)

a true complete and accurate list of all material independent contractors and copies of the standard terms and conditions of engagement applicable to contractors or agency workers engaged by the Ardutch Europe Business;

(e)	any independent contractor agreement (or similar) pursuant to which a consultant engaged by a Warranted Buyer Group Company receives fees of more than EUR 100,000 per annum;

(f)

a true, complete and accurate copy of each bonus, commission, profit sharing, share option, share incentive or other incentive plan (“Incentive Plan”) in which any Ardutch In-Scope Employee participates in or is eligible to participate in; and

(g)

true, complete and accurate copies of any material collective agreements, works council agreements, trade union agreements, or other similar agreements with any trade union, works council, staff association or other body representing Ardutch In-Scope Employees (other than national or industry level collective agreements).

13.2

There is no person who has accepted an offer of employment or engagement made by any Warranted Buyer Group Company for remuneration exceeding EUR 150,000 per annum where such person’s employment or engagement has yet to start, and there are no such offers of employment or engagement which have been issued and remain open for acceptance.

13.3	Other than increases to salary and the level of benefits in the ordinary course of business, required by law or pursuant to a collective bargaining agreement (or similar agreement):

(a)

in the 12 months prior to the date of this Agreement there have been no material changes outside the normal course of business to the remuneration or other benefits of any Ardutch In-Scope Employee; and

(b)

no Warranted Buyer Group Company is under any legal obligation to make any material changes to the remuneration or other benefits outside the normal course of business of any Ardutch In-Scope Employee.

13.4	No Ardutch Group Company has given or received written notice (which is current and outstanding) terminating the office and/or employment of any Senior Employee.

13.5	No Warranted Buyer Group Company has:

(a)	a written policy of providing redundancy or termination severance payments to any of the Ardutch In-Scope Employees in excess of the statutory redundancy payment; or

(b)	any agreed procedure for redundancy selection that applies to any of the Ardutch In-Scope Employees.

13.6

No material amounts due to any employee are in arrears or unsatisfied and there are no amounts that have accrued but are not yet due to be paid in connection with such employee’s employment within the Ardutch Europe Business (other than such employee’s normal remuneration for relevant current period).

13.7

No Warranted Buyer Group Company is or, in the 12 months prior to the date of this Agreement, has been involved in any existing, pending or threatened (in writing) claim or dispute exceeding EUR 100,000 by or in respect of any Warranted Buyer Group Company employee, former employee or employee representative representing any Warranted Buyer Group employee or former employee or any independent contractors of the Ardutch Europe Business or of a Warranted Buyer Group Company in respect of their employment status (“Employment Dispute”) and so far as Ardutch is aware, there are no facts, matters, events or circumstances likely to give rise to an Employment Dispute.

13.8

There are no material disciplinary or grievance proceedings which have not yet been completed and there are no appeals pending in relation to any material disciplinary or grievance decisions, in either case relating to any employees or former employees of any Warranted Buyer Group Company and any Ardutch In-Scope Employees.

13.9	All Ardutch In-Scope Employees and contractors of the Ardutch Europe Business have the legal right to work in the jurisdiction of their place of work.

13.10

So far as Ardutch is aware, each Warranted Buyer Group Company and each member of the Ardutch Group that employs an Ardutch In-Scope Employee is, and, in the three years prior to the date of this Agreement has been in compliance in all material respects with statutory, legal, contractual and all other obligations and duties required to be performed by it in respect of its employees and former employees, including for the avoidance of doubt in relation to the calculation of holiday pay and employee status.

13.11	In the 36 months prior the date of this Agreement, no employee or former employee has at any time transferred to a Warranted Buyer Group Company pursuant to Automatic Transfer Legislation.

13.12

No Ardutch Group Company or Warranted Buyer Group Company is required to provide notice to or consult any employee or employee representative body (including but not limited to works councils, trade unions and health and safety committees) prior to the execution of this Agreement or Completion.

13.13	No Warranted Buyer Group Company has engaged in a collective redundancy exercise in the 18 months prior to the date of this Agreement.

13.14

No contractual or gratuitous payment (including in the form of a “golden parachute”) or benefit has been made or may become due to be made to any employee of the Ardutch Europe Business in connection with the Transaction.

13.15	No Ardutch In-Scope Employee is employed by a Ardutch Retained Group Company.

13.16	All Ardutch In-Scope Employees dedicate the entirety of their working time to the Ardutch Europe Business.

14.	PENSIONS

14.1

Other than as disclosed in the Ardutch Data Room, no Warranted Buyer Group Company operates, sponsors, is bound by or has or could reasonably be expected to have any liability toward any Pension Scheme or any liability to make any payment to any insurance arrangement held in relation to any Pension Scheme.

14.2

The Ardutch Data Room contains material details in relation to any Pension Scheme, including details of the employer and employee contribution structure, the definition of the relevant earnings on which all such contributions are calculated, any proposed changes (which have been made, or received by, any Warranted Buyer Group Company) to such contribution structure and the amounts paid in the last 3 years.

14.3

No Warranted Buyer Group Company is or has at any time been an “employer” or is, or has in the last six years been, an “associate of” or “connected with” an “employer” (as those terms in quotation marks are used in the Pensions Act 2004) of a UK arrangement that provides benefits which are calculated on a defined benefit basis.

14.4

No current employee or former employee has previously transferred to any Warranted Buyer Group Company pursuant to the Automatic Transfer Legislation who at any time prior to such transfer was a member of an arrangement that provides benefits which are calculated on a defined benefit basis.

14.5

No Warranted Buyer Group Company, is party to any current and outstanding litigation which relates to the provision of any benefits under any Pension Scheme or any mandatory scheme provided in accordance with applicable Laws in respect of any employee or former employee of a Warranted Buyer Group Company.

14.6

Each Warranted Buyer Group Company is, in all material respects, in compliance with the terms of each Pension Scheme and any mandatory scheme provided in accordance with applicable Laws in which its employees participate and all relevant legislation. Each Pension Scheme and any mandatory scheme provided in accordance with applicable Laws is in all material respects operated in accordance with its terms and all relevant legislation and, if intended to qualify for special tax treatment, each Pension Scheme and mandatory scheme provided in accordance with applicable Laws meets all the requirements for such treatment.

14.7

No Warranted Buyer Group Company has any liability to make any payment to any Pension Scheme or any mandatory scheme provided in accordance with applicable Laws or any insurance arrangement held in relation to any employee or any member of any such Pension Scheme or any mandatory scheme provided in accordance with applicable Laws which is due but remains unpaid, other than any such amount which is payable for the relevant current period.

15.	INTELLECTUAL PROPERTY

15.1

The Warranted Buyer Group either owns, or has valid licence or right to use all the Intellectual Property which is necessary to the operation of the Ardutch Europe Business, as carried on in the one year prior to the date of this Agreement (together, the “Business IP”).

15.2	As of the date of this Agreement, the Ardutch Data Room contains particulars of the following:

(a)

all Business IP which is registered (or the subject of a current application for registration) in the name of a Warranted Buyer Group Company – and which is intended to be transferred within the Agreed Perimeter (the “Registered IP”); and

(b)

all material licenses under which a Warranted Buyer Group Company which is intended to be transferred within the Agreed Perimeter under the Transaction uses, or grants rights to another party to use any Business IP (the “IP Licences”),, which are complete, true and accurate in all material respects.

15.3	In respect of the Registered IP, as of the date of this Agreement:

(a)	each Registered IP right identified in documents 3.2, 3.3 and 3.4 of the Ardutch Data Room is owned by a Warranted Buyer Group Company;

(b)

there are no restrictions preventing the contribution of the Registered IP that is intended to be contributed into the Agreed Perimeter under the Transaction in accordance with the carve-out principle at paragraph 6.3 of Part B of Schedule 4 to this Agreement;

(c)	all registry deadlines for payment of renewal and maintenance fees and registration of transactions have been paid in full and on time; and

(d)

there are no current or outstanding opposition actions, or any opposition actions threatened in writing, or any current or outstanding revocation, cancellation or invalidity actions, nor, so far as Ardutch is aware, any other current or outstanding actions that would prevent any pending applications from being granted.

15.4

All material Business IP which is owned by a Warranted Buyer Group Company and which is intended to be transferred within the Agreed Perimeter, together with Registered IP (the “Owned IP”), as at the date of this Agreement:

(a)	is free from Encumbrances;

(b)	is not subject to any joint ownership, other than joint ownership by more than one Warranted Buyer Group Company or pursuant to the agreements contained in the Ardutch Data Room;

(c)

developed by individuals for or on behalf of a Warranted Buyer Group Company, to the extent not automatically owned by such Warranted Buyer Group Company by operation of law, has been assigned to a Warranted Buyer Group Company. No current or former officer, employee, contractor or consultant of any Warranted Buyer Group Company owns any material Business IP, nor any right to material remuneration, in each case as a result of any contribution they may have made to the creation, development or invention of any Business IP;

(d)

has not been licensed to any third party, and no obligations exist which require the grant of any licence or assignment to any third party, other than pursuant to the licences contained in folders 3.5, 3.6, 3.7 and 3.8 of the Ardutch Data Room, save as for licences granted in the ordinary course of business;

(e)

is not subject to any agreement that materially restricts its use, disclosure, licensing or transfer by the Warranted Buyer Group, other than pursuant to the agreements contained in the Ardutch Data Room; and

(f)

is, so far as a Ardutch is aware, enforceable against third parties and there have been no acts or omissions, so far as Ardutch is aware, that would materially prejudice the enforcement of the Owned IP by the relevant Warranted Buyer Group Companies following the transfer of the Owned IP within the Agreed Perimeter under the Transaction.

15.5	In respect of the IP Licences, as of the date of this Agreement:

(a)	so far as Ardutch is aware, each IP Licence is in full force and effect and binding on the parties to it;

(b)	so far as Ardutch is aware, the terms of each IP Licence have been complied with by the relevant Warranted Buyer Group Company in all material respects;

(c)	all fees, royalties or other amounts due to be paid by Warranted Buyer Group Company in respect of any IP Licence have been fully paid;

(d)

no written notice of termination or material default or breach (which is current and outstanding) of any IP Licence has been received or served on a Warranted Buyer Group Company and, so far as Ardutch is aware, there are no grounds on which any IP Licence may be terminated; and

(e)

there are no material disputes that are current and outstanding as at the date of this Agreement and, so far as Ardutch is aware, no circumstances exist which are likely to give rise to a material dispute.

15.6	In the 12 months prior to the date of this Agreement:

(a)

no Warranted Buyer Group Company has received written notice (which is current and outstanding) alleging that any Warranted Buyer Group Company is, or may be, infringing or misappropriating any third party Intellectual Property which would materially impact any activities the subject of the operation of the Warranted Buyer Europe Business and, so far as Ardutch is aware, no Warranted Buyer Group Company has materially infringed or misappropriated the Intellectual Property of any third party in respect of the operation of the Ardutch Europe Business;

(b)

save as provided in the Ardutch Data Room, no Warranted Buyer Group Company has given written notice (which is current and outstanding) to any third party alleging that the third party is, or may be, infringing or misappropriating any Owned IP and, so far as Ardutch is aware, no Owned IP has been infringed or misappropriated by a third party; and

(c)

there is, and has not been, any civil, criminal, arbitration, opposition, revocation or cancellation actions, or other proceeding or dispute involving any Ardutch Perimeter Entity in respect of any of the Business IP that remains outstanding or unresolved.

15.7

All domain names used by the Ardutch Europe Business are listed in the Ardutch Disclosure Letter or in the Ardutch Data Room and all such domain names are registered in the name of a Warranted Buyer Group Company.

15.8

With respect to the Business IP, the relevant members of the Ardutch Group have taken reasonable steps to keep the confidential information and Know-how which is confidential in nature that it uses confidential, and is not aware of it being disclosed to third parties other than in accordance with applicable confidentiality obligations in the ordinary course of business and subject to written confidentiality obligations from the third party and, so far as Ardutch is aware, has not been subject to unauthorised access by a third party which would materially impact the operation of the Ardutch Europe Business.

16.	INFORMATION TECHNOLOGY

16.1	The Warranted Buyer Group Companies either own or have a licence or other valid right to use all IT Systems as conducted at the date of this Agreement.

16.2

The IT Systems operate and perform in all material respects as intended, as required to operate the Ardutch Europe Business as at the date of this Agreement and in accordance with applicable specifications.

16.3	The Warranted Buyer Group Companies:

(a)	have maintained the IT Systems in all material respects in accordance with their internal policies; and

(b)	have the benefit of arrangements for the maintenance, support and disaster recovery of the IT Systems.

16.4	In the 24 months prior to the date of this Agreement, the IT Systems:

(a)	have not materially failed, been materially compromised or subject to any material data loss, theft, corruption, unauthorised access, malware attack or other security breach; and

(b)	have not suffered any significant defects or operational disturbances which have caused material disruption to the operation of the Ardutch Europe Business lasting more than two Business Days.

17.	DATA PROTECTION

17.1

Each Warranted Buyer Group Company is, and in the three years prior to the date of this Agreement has been, in compliance with all Applicable Data Protection Laws in all material respects and its own policies and procedures relating to privacy, data protection and the processing of Personal Data.

17.2

No Warranted Buyer Group Company is, or in the three years prior to the date of this Agreement has been, involved in any disputes, investigations or enforcement actions in respect of any actual or alleged material non-compliance with Applicable Data Protection Laws.

17.3

In the three years prior to the date of this Agreement, there has been no security incident involving any Personal Data processed by any Warranted Buyer Group Company that would constitute a data breach for which notification to individuals or any data protection regulator is required under Applicable Data Protection Laws.

18.	REAL ESTATE

18.1	The Ardutch Properties are the only land and/or premises owned, leased controlled, used or occupied by any Warranted Buyer Group Company.

18.2	Particulars of the Ardutch Properties are set out in the Group Information Schedule and are complete and accurate in all material respects.

18.3

The Ardutch Data Room contains a list of all title deeds, leases, underleases, tenancies and licences pursuant to which each Warranted Buyer Group Company hold the Ardutch Properties, which is complete and accurate in all material respects.

18.4

Each Ardutch Property has the benefit of any material property rights which are required for the continued use or operation of the business previously carried on by the relevant Warranted Buyer Group Company from the relevant Ardutch Property.

18.5

The Warranted Buyer Group Company named in the Group Information Schedule is the sole legal and beneficial owner, the lessee or licensee (as applicable) of each Ardutch Property and is in exclusive occupation and possession of each Ardutch Property in accordance with the terms of such title, lease or licence.

18.6	In respect of each Ardutch Property which is a leasehold property:

(a)	the relevant Lease is valid and in full force and effect and binding and enforceable in accordance with its respective terms;

(b)

no Ardutch Group Company has received or given any written notice of any material breach of any Lease which is current and outstanding or received or given any written notice exercising a termination right in respect of any Lease;

(c)

all rents, licence fees, insurance, service charge and other monies due and payable under the relevant Lease have been paid as and when they became due, and no rent reviews are overdue or disputed; and

(d)	no collateral assurances, undertakings or concessions have been made by a Warranted Buyer Group Company or any other party to the relevant Lease.

18.7	No Warranted Buyer Group Company has any material continuing liability (actual or contingent, including as a guarantor) in respect of any land or buildings other than the Ardutch Properties.

18.8

Each Ardutch Property is free from Encumbrances and there is no option, pre-emption or right for any third party to acquire any Ardutch Property and no Warranted Buyer Group Company has any option, pre-emption or right to acquire any land or buildings other than the Ardutch Properties.

18.9

The current use of each of the Ardutch Properties is a permitted use under the applicable Law and in the case of any Ardutch Properties which are leasehold, under the terms of the relevant Lease and, so far as Ardutch is aware, the Ardutch Properties are not subject to any restriction, covenant, condition, obligation, easement, wayleave, licence, agreement or other right, reservation or interest which would materially adversely affect the continued use or operation of the business carried on by the relevant Warranted Buyer Group Company at the Ardutch Properties.

18.10

No material dispute, action, claim or demand exists between a Warranted Buyer Group Company and the counterparty under any Leases, or any Authority or any owner or occupier of any other premises adjacent to or neighbouring the Ardutch Properties, and no written notices of any continuing or threatened breach of any title covenants, restrictions, stipulations or other encumbrances affecting any Ardutch Properties have been received by and are outstanding in respect of a Warranted Buyer Group Company.

18.11

So far as Ardutch is aware, no material item of expenditure has been incurred in relation to any Ardutch Property by a Warranted Buyer Group Company in the last 12 months (nor is any such material expenditure planned to be incurred in the next 12 months by a Warranted Buyer Group Company) or by the landlord under any Leases, which is wholly or partly recoverable from or payable by a Warranted Buyer Group Company (nor has notice of any such material expenditure planned to take place in the next 12 months been received by a Warranted Buyer Group Company).

18.12	No Ardutch Group Company has, in the past 12 months, received an adverse report in connection with the state and condition of any Ardutch Property.

18.13	No Ardutch Group Company has received any written notice from any Authority in respect of any compulsory purchase which is pending or threatened against the Ardutch Properties.

19.	LICENCES

19.1

All licences, certificates, registrations and authorisations (the absence of which would have a material adverse effect on the Ardutch Europe Business) required to allow each Warranted Buyer Group Company to carry on its business in the jurisdictions, and in the manner in which such business is currently carried on as at the date of this Agreement:

(a)	have been obtained;

(b)	so far as Ardutch is aware, are valid and subsisting;

(c)	have been materially complied with by the relevant Warranted Buyer Group Company in all material respects in the three years prior to the date of this Agreement; and

(d)

no Warranted Buyer Group Company has received any written notification, nor is Ardutch aware of any facts or circumstances indicating, that any such Licences are or are likely to be modified, revoked, suspended or not renewed.

20.	COMPLIANCE WITH LAWS AND DISPUTES

20.1

Each Warranted Buyer Group Company is conducting, and has, during the three years prior to the date of this Agreement, conducted, its business, in all material respects, in accordance with all applicable Laws.

20.2	No Warranted Buyer Group Company:

(a)

is, or has, in the three years prior to the date of this Agreement been engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any Authority (except for debt collection in the normal course of business), where the value of the claim exceeds EUR 1,000,000, or is in respect of wrongful death, a class action, with any Authority or which carries reputational risk to any Warranted Buyer Group Company; or

(b)

is or has in the three years prior to the date of this Agreement received written notice that it is the subject of any formal investigation, inquiry or enforcement proceedings by any Authority which would have a material adverse effect on any Warranted Buyer Group Company as the case may be, and no such proceedings, investigations or inquiries have been threatened in writing or, so far as Ardutch is aware, are pending.

20.3	No Warranted Buyer Group Company:

(a)	is affected by any existing judgments or rulings made against a Warranted Buyer Group Company that would have a material adverse effect on any Warranted Buyer Group Company, as the case may be; or

(b)

has given, or is subject to, any undertakings given to an Authority or other third party which remain in force, excluding, for the avoidance of doubt, any undertaking given under an administrative arrangement associated with obtaining an EHS Permit which would have a material adverse effect on any Warranted Buyer Group Company.

20.4

In the three years prior to the date of this Agreement, no Warranted Buyer Group Company has manufactured or sold any products which have been or are the subject of any voluntary or mandatory recall, rework or product warning and, so far as Ardutch is aware, there are no facts, matters or circumstances indicating that any such recall, rework or product warning is likely to occur.

21.	ENVIRONMENT, HEALTH & SAFETY

21.1

Each Warranted Buyer Group Company is, and has for the three years prior to the date of this Agreement been, in material compliance with all EHS Laws and, so far as Ardutch is aware, there are no facts, matters or circumstances which may lead to any material breach of or material liability under any EHS Laws or which would require any Warranted Buyer Group Company to incur material expenditure in the next three years in order to bring any such Warranted Buyer Group Company into compliance with EHS Laws.

21.2

Each Warranted Buyer Group Company has obtained and is, and has for the three years prior to the date of this Agreement been in compliance with all material EHS Consents and all such material EHS Consents are in full force and effect. So far as Ardutch is aware, there are no facts, matters or circumstances (other than the transaction contemplated under this Agreement) that may lead to the revocation, suspension, variation or non-renewal of any material EHS Consents, or which would require any Warranted Buyer Group Company to incur material expenditure in the next three years in order to bring any such Warranted Buyer Group Company into compliance with such EHS Consents.

21.3

No written complaints or notices have been received by any Ardutch Group Company or any Buyer Group Company in respect of any Warranted Buyer Group Company in the three years prior to the date of this Agreement alleging or specifying any material breach of or material liability under any EHS Laws or failure to comply with any EHS Consents and, so far as Ardutch is aware, there are no facts, matters or circumstances likely to give rise to any such complaints or notices.

21.4

No Warranted Buyer Group Company is, or has in the three years prior to the date of this Agreement been, involved in any EHS Proceeding. No EHS Proceeding is pending or has been threatened in writing against any Warranted Buyer Group Company, or any other Ardutch Group Company in respect of the Ardutch Europe Business and, so far as Ardutch is aware, there are no facts, matters or circumstances likely to give rise to any such EHS Proceeding.

21.5

So far as Ardutch is aware, no EHS Matters exist or have arisen which have resulted in or are likely to give rise to a Warranted Buyer Group Company having any actual or potential material liability under EHS Laws in respect of:

(a)	any Ardutch Property; or

(b)	any property previously owned, leased or occupied by any member of the Warranted Buyer Group.

21.6

Copies of all material audits, assessments, reports and investigations commissioned in the three year period prior to the date of this Agreement, which are in the possession of any Warranted Buyer Group Company (or, where more than one such audit, assessment, report or investigation has been commissioned in respect of the same matter in such period, the most recent audit, assessment, report or investigation) and that relate to EHS Matters and the business of any Warranted Buyer Group Company or any Ardutch Property are contained in folder 10 of the Ardutch Data Room.

22.	BRIBERY, CORRUPTION, SANCTIONS AND EXPORT CONTROLS

22.1

In the past three years no Warranted Buyer Group Company nor, so far as Ardutch is aware, any of their respective directors, officers or employees is or has been engaged (in such capacity) in any conduct, activity or omission which would constitute non-compliance with any Anticorruption Laws.

22.2

In the past three years, no Warranted Buyer Group Company has been the subject of any actual, suspected, or threatened allegations in writing, government investigations, litigation, voluntary or directed disclosures to any Authority (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Serious Fraud Office) in any way related to the Anticorruption Laws.

22.3

No Warranted Buyer Group Company nor any of their respective directors, or officers, or, to the knowledge of the relevant Warranted Buyer Group Company, employees, agents, representatives or any other person acting on a Warranted Buyer Group Company’s behalf (in such capacity):

(a)	is a Sanctioned Person;

(b)	is in breach of any Sanctions;

(c)	is engaged in transactions, dealings, or activities that might reasonably be expected to cause such person to become a Sanctioned Person;

(d)

has received written notice from any Authority notifying it that it is subject to any Sanctions investigation which is still ongoing and/or that it is currently in non-compliance with any applicable Sanctions; or

(e)	has in the three years prior to the date of this Agreement engaged in any transaction or dealing with any Sanctioned Person or with any Sanctioned Territory in violation of Sanctions,

provided this paragraph 21.3 shall not apply if and to the extent that it is or would be unenforceable by reason of breach of any provision of the Council Regulation (EC) No 2271/96 of 22 November 1996, the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020 (SI 2020/1660), any law or regulation implementing such regulations in any member state of the European Union or the United Kingdom, or any similar blocking or anti-boycott law.

22.4

The Ardutch Europe Group has instituted and maintains adequate policies and procedures which are reasonably designed to promote and achieve material compliance with Sanctions and Anticorruption Laws, including by preventing any persons who perform services for or on behalf of the Buyer Group from bribing another person (within the meaning given in s.7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business of the Buyer Group.

22.5

The Ardutch Europe Group has instituted and maintained an anonymous reporting facility or whistle-blowing hotline, pursuant to which any suspected, alleged or actual breaches of any applicable Laws (including without limitation any Sanctions or Anticorruption Laws) can be reported, and no breaches of any applicable Laws have been identified as a result of such reports.

23.	INSURANCE

23.1

Each material insurance policy maintained by a Ardutch Europe Group Company in respect of the Ardutch Europe Business or covering the Ardutch Europe Business (each, an “Insurance Policy”) is in full force and effect and nothing has been done or omitted to be done by any Warranted Buyer Group Company which would make an Insurance Policy void or voidable.

23.2	Each Insurance Policy is in full force and effect and nothing has been done or omitted to be done by any a Ardutch Group Company which would make an Insurance Policy void or voidable.

23.3	All premiums due and payable on each Insurance Policy have been paid.

23.4	No written notice of cancellation, termination or revocation of any Insurance Policy has been received by any Ardutch Group Company and is current and outstanding as at the date of this Agreement.

23.5	There:

(a)	is no individual claim under any Insurance Policy which is current and outstanding as at the date of this Agreement;

(b)	has been no such claim in excess of EUR 500,000 in the two years prior to the date of this Agreement; and

(c)	so far as Ardutch is aware, are no circumstances likely to give rise to such a claim in excess of EUR 500,000.

24.	POWERS OF ATTORNEY

There are no powers of attorney in force given by any Warranted Buyer Group Company (other than those given to its directors, officers and employees in the ordinary course of business or to a holder of an Encumbrance solely to facilitate its enforcement).

25.	TRANSACTIONS WITH ARDUTCH

As at Completion only, there is no current and outstanding indebtedness or other liability and no current and outstanding contract, commitment or arrangement between a Warranted Buyer Group Company and a Ardutch Group Company which is not a Warranted Buyer Group Company or Koç Holding and its Affiliates which are not Warranted Buyer Group Companies (other than the Transaction Documents).

26.	BROKERAGE OR COMMISSIONS

No person is entitled to receive a finder’s fee, brokerage or commission from a Warranted Group Company in connection with this Agreement or any other Transaction Document and/or the transactions contemplated thereby.

27.	TAX

27.1

Each Warranted Buyer Group Company has in the seven years prior to the date of this Agreement, within applicable time limits, duly made and submitted all material returns, accounts and computations in relation to Tax which it was required by law to make or submit, as applicable, and all such returns, accounts and computations were prepared on a proper basis and were upon submission, true, complete and correct in all material respects. Each Warranted Buyer Group Company has complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

27.2

All Tax for which a Warranted Buyer Group Company has been liable to account has been duly paid (insofar as such Tax ought to have been paid) and no Warranted Buyer Group Company is liable, or has in the seven years prior to the date of this Agreement been liable, to pay a material penalty, surcharge, fine or interest in connection with Tax.

27.3

Each Warranted Buyer Group Company has, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Tax as it is required to keep and maintain, or which are required to substantiate any claim made or position taken by it in relation to Tax.

27.4

Each Warranted Buyer Group Company has in the seven years prior to the date of this Agreement (i) deducted or withheld all Tax which it has been obliged by law to deduct or withhold from amounts paid by it, (ii) properly accounted to the relevant Tax Authority in accordance with applicable Law for all amounts of Tax so deducted or withheld to the extent such amounts are due to be paid to a Tax Authority, and (iii) otherwise complied in all material respects with its legal obligations in respect of any such deductions or withholdings.

27.5

No Warranted Buyer Group Company is currently party to any material dispute with any Tax Authority and no Warranted Buyer Group Company has been notified that it is the subject of any non-routine investigation, proceeding, examination, enquiry or audit by any Tax Authority and, so far as Ardutch is aware, there are no facts or circumstances which are likely to give rise to any such dispute, disagreement or non-routine investigation, proceeding, examination, enquiry or audit.

27.6

Each Warranted Buyer Group Company has, since its date of incorporation, been resident for Tax purposes only in its jurisdiction of incorporation and no Warranted Buyer Group Company has had a permanent establishment, or other taxable presence (other than for the purposes of VAT)in a jurisdiction other than its jurisdiction of incorporation. No Tax Authority has asserted that any Warranted Buyer Group Company is subject to Tax or a requirement to file Tax Returns (other than in respect of VAT) in any jurisdiction other than its jurisdiction of incorporation.

27.7

No Warranted Buyer Group Company is an agent or permanent establishment of another company, person, business or enterprise for the purpose of subjecting or assessing the company, person, business or enterprise to Tax in the country of residence of any Warranted Buyer Group Company.

27.8	No Warranted Buyer Group Company is, or has been in the seven years prior to the date of this Agreement, a member of:

(a)	a fiscal consolidation or fiscal unity; or

(b)	a consortium or group of companies for any Tax purpose,

in each case, of which any company (other than a Warranted Buyer Group Company) is a member.

27.9

Each Warranted Buyer Group Company is (where required to be) duly registered for the purposes of VAT in its country of incorporation and has complied in all material respects with all other applicable VAT legislation. Each Warranted Buyer Group Company has: (i) made, given, obtained and kept up-to-date and full records, invoices and documents required for VAT purposes all of which are accurate in all material respects; and (ii) complied in all material respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT, including (for the avoidance of doubt) the terms of any agreement reached with the relevant Tax Authority.

27.10

No Warranted Buyer Group Company is bound by or party to any Tax indemnity, Tax sharing, Tax allocation or similar agreement, or any other contractual obligation to pay the Tax obligations of another person.

27.11

All transactions, agreements and arrangements made by a Warranted Buyer Group Company are and have been made on arm’s length terms and each Warranted Buyer Group Company holds and maintains sufficient documents and other records to evidence that arm’s length terms have been applied in respect of the same.

27.12

No Warranted Buyer Group Company has been a party to or otherwise involved in, any transaction, scheme or arrangement (or any series thereof), of which the main purpose or one of the main purposes is or was to evade or avoid a liability to Tax of any person.

27.13

No Warranted Buyer Group Company has in the seven years prior to the date of this Agreement requested any rulings or agreements from any Tax Authority, and no Warranted Buyer Group Company has obtained any such rulings or agreements that will have an effect on the Tax Returns, Tax positions or other Tax filings of the Warranted Buyer Group Companies subsequent to the Completion Date.

27.14

No Warranted Buyer Group Company has consented in writing to extend the time, or is the beneficiary of any extension of time, in which any material Tax may be assessed or collected by any Tax Authority (other than any extension which is no longer in effect).

27.15

Save as disclosed in the Ardutch Carve-Out Steps Plan, neither the entering into of this Agreement nor the satisfaction of any condition to which it is subject, nor Completion will give rise to any liability to Tax or result in the withdrawal of any Relief for any Warranted Buyer Group Company.

28.	CLEAN COMPANY

28.1

The Buyer is a newly incorporated entity that has no assets (other than its share capital and the shares held by it in another Ardutch Europe Group Company) or (non-Tax) liabilities of any nature whatsoever, nor has it contracted with anyone to acquire any assets or assume any (non-Tax) liabilities other than immaterial liabilities incurred in respect of its incorporation and ongoing filing obligations and any assets acquired or liabilities assumed, incurred or arising pursuant to or in connection with the Transaction Documents and/or the Ardutch Carve-Out.

28.2	The Buyer does not have, and has not at any time had, any subsidiary undertakings other than a Ardutch Europe Group Company.

28.3

The Buyer has not entered into any contract, commitment, agreement or understanding of any kind (whether written or oral), in each case other than in connection with its incorporation and ongoing filing obligations and/or pursuant to or in connection with the Transaction Documents and/or the Ardutch Carve-Out.

28.4	Since the date of its incorporation, the Buyer has complied in all material respects with all applicable Laws.

28.5

The Buyer does not have any liability for any Tax, nor has it contracted with anyone to assume any liability for Tax, in each case, other than any liability for any Tax assumed, arising or incurred pursuant to or in connection with the Transaction Documents and/or the Ardutch Carve-Out.

28.6	The Buyer has never made a dividend or distribution to any person or entity other than pursuant to or in connection with the Transaction Documents and/or the Ardutch Carve-Out.

28.7	No Warranted Buyer Group Company other than a Ardutch Europe Group Company has committed or agreed to do any of the actions in paragraphs 27.1 to 27.6 above.

SCHEDULE 7

LIMITATIONS ON SELLER LIABILITY

1.	FINANCIAL LIMITS ON CLAIMS

1.1

The maximum aggregate liability arising out of or in connection with all Claims other than Fundamental Warranty Claims, Special Tax Covenant Claims, Tax Carve-Out Claims, Indemnity Claims (other than Product Liability Recall Claims) and Claims under, pursuant to or for breach of Clause 2.11, 2.12, 2.14, 2.14, 10, 12, 20 and/or 21 (each such Claim other than a Fundamental Warranty Claim, being an “Uncapped Claim”):

(a)	against Ardutch and the Ardutch Guarantor shall not exceed EUR 200,000,000; and

(b)	against Whirlpool and the Whirlpool Guarantor shall not exceed EUR 200,000,000.

1.2	The maximum aggregate liability arising out of or in connection with all Claims other than Uncapped Claims:

(a)	against Ardutch and the Ardutch Guarantor shall not exceed EUR 1,200,000,000; and

(b)	against Whirlpool and the Whirlpool Guarantor shall not exceed EUR 950,000,000.

1.3	Subject to paragraph 1.1, the maximum aggregate liability of the Sellers is as follows:

(a)	for all Fundamental Warranty Claims shall not exceed:

(i)	in respect of Ardutch, EUR 1,000,000,000; and

(ii)	in respect of Whirlpool, EUR 750,000,000;

(b)	for all Business Warranty Claims (other than Environmental Warranty Claims) shall not exceed:

(i)	in respect of Ardutch, EUR 50,000,000; and

(ii)	in respect of Whirlpool, EUR 50,000,000;

(c)	for all Environmental Warranty Claims and Environmental Indemnity Claims shall not exceed:

(i)	in respect of Ardutch, EUR 25,000,000; and

(ii)	in respect of Whirlpool, EUR 25,000,000;

(d)	for all Product Liability Recall Claims shall not exceed:

(i)	in respect of Ardutch, EUR 50,000,000; and

(ii)	in respect of Whirlpool, EUR 50,000,000; and

(e)	for all Tax Covenant Claims (other than Special Tax Covenant Claims and Tax Carve-Out Claims) and Tax Warranty Claims shall not exceed:

(i)	in respect of Ardutch, EUR 50,000,000; and

(ii)	in respect of Whirlpool, EUR 50,000,000.

1.4

Ardutch shall not be liable in respect of any single Warranty Claim, Tax Covenant Claim (other than a Special Tax Covenant Claim or a Tax Carve-Out Claim) or Product Liability Recall Claim or any series of such Claims which arise from the same or substantially the same facts, matters, circumstances or events (and such Claim(s) shall be disregarded for all purposes) unless the amount that, but for the application of this paragraph 1.4, would be recoverable from Ardutch pursuant to such Warranty Claim, Tax Covenant Claim or Product Liability Recall Claim or series of such Claims (ignoring any liability for costs and expenses in connection with such Claim(s)) exceeds an amount equal to EUR 250,000.

1.5

Ardutch shall not be liable in respect of any single Product Liability Indemnity Claim (other than a Product Liability Recall Claim) (and such Claim(s) shall be disregarded for all purposes) unless the amount that, but for the application of this paragraph 1.5, would be recoverable from Ardutch pursuant to such Product Liability Indemnity Claim (other than a Product Liability Recall Claim) (ignoring any liability for costs and expenses in connection with such Claim) exceeds an amount equal to EUR 10,000.

1.6

Whirlpool shall not be liable in respect of any single Warranty Claim, Tax Covenant Claim (other than a Special Tax Covenant Claim or a Tax Carve-Out Claim) or Product Liability Recall Claim or any series of such Claims which arise from the same or substantially the same facts, matters, circumstances or events (and such Claim(s) shall be disregarded for all purposes) unless the amount that, but for the application of this paragraph 1.6, would be recoverable from Whirlpool pursuant to such Warranty Claim, Tax Covenant Claim or Product Liability Recall Claim or series of such Claims (ignoring any liability for costs and expenses in connection with such Claim(s)) exceeds an amount equal to EUR 250,000.

1.7

Whirlpool shall not be liable in respect of any single Product Liability Indemnity Claim (other than a Product Liability Recall Claim) (and such Claim(s) shall be disregarded for all purposes) unless the amount that, but for the application of this paragraph 1.7, would be recoverable from Whirlpool pursuant to such Product Liability Indemnity Claim (other than a Product Liability Recall Claim) (ignoring any liability for costs and expenses in connection with such Claim) exceeds an amount equal to EUR 10,000.

1.8

Ardutch shall not be liable in respect of any single Warranty Claim (other than a Fundamental Warranty Claim) unless the aggregate amount that, but for the application of this paragraph 1.8, would be recoverable from Ardutch in respect of all Warranty Claims (other than Fundamental Warranty Claims and Warranty Claims excluded by paragraph 1.4 or any other paragraph of this Schedule 7), exceeds EUR 6,000,000, in which case Ardutch shall only be liable for the excess over EUR 6,000,000.

1.9

Whirlpool shall not be liable in respect of any single Warranty Claim (other than a Fundamental Warranty Claim) unless the aggregate amount that, but for the application of this paragraph 1.9, would be recoverable from Whirlpool in respect of all Warranty Claims (other than Fundamental Warranty Claims and Warranty Claims excluded by paragraph 1.6 or any other paragraph of this Schedule 7), exceeds EUR 6,000,000, in which case Whirlpool shall only be liable for the excess over EUR 6,000,000.

1.10

Ardutch shall not be liable in respect of any Product Liability Indemnity Claim unless the aggregate amount that, but for the application of this paragraph 1.10, would be recoverable from Ardutch in respect of all Product Liability Indemnity Claims (other than any such claims excluded by any other paragraph of this Schedule 7), exceeds EUR 3,000,000, in which case Ardutch shall be liable for all amounts resulting from such claims, and not just the excess over EUR 3,000,000, provided always that after the initial EUR 3,000,000, any Product Liability Indemnity Claims against Ardutch may only be made in batches with an aggregate value of at least EUR 500,000.

1.11

Whirlpool shall not be liable in respect of any Product Liability Indemnity Claim unless the aggregate amount that, but for the application of this paragraph 1.11, would be recoverable from Whirlpool in respect of all Product Liability Indemnity Claims (other than any such claims excluded by any other paragraph of this Schedule 7), exceeds EUR 3,000,000, in which case Whirlpool shall be liable for all amounts resulting from such Claims and not just the excess over EUR 3,000,000, provided always that after the initial EUR 3,000,000, any Product Liability Indemnity Claims against Whirlpool may only be made in batches with an aggregate value of at least EUR 500,000.

2.	TIME LIMITS ON CLAIMS

2.1	No Seller shall be liable in respect of any Claim and any such Claim shall be wholly barred and unenforceable unless:

(a)	with respect to a Claim by the Buyer, the Buyer has given notice in writing of such Claim to the relevant Seller; and

(b)

with respect to a Claim by a Seller, the Seller making the Claim has given notice in writing of such Claim to the other Seller (in the case of a Claim against that Seller) or the other Seller and the Buyer (in the case of a Claim against the Buyer), within the following periods:

(i)	in the case of a Fundamental Warranty Claim, within the period of six years commencing on the Completion Date;

(ii)	in the case of a Business Warranty Claim, other than an Environmental Warranty Claim within the period of 18 months commencing on the Completion Date;

(iii)	in the case of an Environmental Warranty Claim, within the period of 24 months commencing on the Completion Date;

(iv)	in the case of a Product Liability Indemnity Claim, within the period of 36 months commencing on the Completion Date;

(v)

in the case of a Tax Claim, within the period of seven years commencing on the Completion Date or, if longer, the period ending 30 days after the expiry of the statutory period within which the relevant Tax Authority may assess the Tax liability or related Tax which is the subject of that Tax Claim under applicable Law; and

(vi)	in the case of any other Claim (other than Claims under, pursuant to or for breach of Clause 21), within the period of seven years commencing on the Completion Date.

2.2	Any notice referred to in paragraph 2.1 shall:

(a)

be given as soon as reasonably practicable and, in any event, within 30 Business Days of the person giving such notice (the “Notifying Party”) becoming aware of the facts, matters, circumstances or events giving rise to such Claim;

(b)

include a summary of the nature and reasonable details of the Claim so far as is known to the Notifying Party together with the Notifying Party’s good-faith estimate of the amount claimed (on a without prejudice basis); and

(c)

specify (without prejudice to the Notifying Party’s right subsequently to identify other Warranties or other provisions of this Agreement which are breached by the same facts) the specific Warranties or other provisions of this Agreement which are alleged to have been breached, provided that the failure of the notice from the Notifying Party’s to comply with the requirements of paragraphs 2.2(a), 2.2(b) and 2.2(c) shall not operate to limit the liability of the relevant Seller except to the extent that the liability of such Seller is increased as a result of such failure.

2.3

No Seller shall be liable in respect of any Claim and any liability in respect of such Claim shall absolutely determine and cease (and no new Claim may be made in respect of the facts, matter, events or circumstances giving rise to such Claim), to the extent not previously satisfied, withdrawn or settled, nine months after the date on which the notice referred to in paragraph 2.1 is given unless proceedings in respect of the subject matter of the Claim:

(a)	have been commenced by being both issued and validly served on the relevant Seller; and

(b)	have not been withdrawn or terminated,

provided that such nine-month time limit shall not start to run: (i) in the case of any Claim which is based on a liability which a contingent liability until such time as the contingent liability becomes an actual liability; and (ii) any Claim to which paragraphs 9 or 14 of this Schedule 7 applies, in each case, until such paragraph no longer applies to such Claim.

3.	REMEDIABLE BREACHES

To the extent the fact, matter, event or circumstance giving rise to a Claim is capable of remedy, the relevant Seller shall not be liable for such Claim if and to the extent that it is remedied at the cost and expense of the relevant Seller to the reasonable satisfaction of the Notifying Party within 30 Business Days of the date of the notice referred to in paragraph 2.1, provided that no member of the Buyer Group or other Notifying Party is required to provide assistance to the relevant Seller to remedy any such fact, matter, event or circumstance.

4.	RESTRICTIONS ON SPECIFIC WARRANTIES

4.1

No Claim under a Warranty in paragraph 17 of Schedule 5 may be made if it could be or could have been (before the limitation period under paragraph 2.1(b)(ii) of this Schedule 7 had expired) made as an Environmental Warranty Claim and vice versa.

4.2

No Claim under a Warranty in paragraph 17 of Schedule 6 may be made if it could be or could have been (before the limitation period under paragraph 2.1(b)(ii) of this Schedule 7 had expired) made as an Environmental Warranty Claim and vice versa.

4.3

The Warranties provided in paragraph 26 of Schedule 5 are all of the warranties provided by Whirlpool in respect of Taxation matters of the Whirlpool Europe Group Companies. No other Warranties shall apply to Taxation matters of the Whirlpool Europe Group Companies.

4.4

The Warranties provided in paragraph 26 of Schedule 6 are all of the warranties provided by Ardutch in respect of Taxation matters of the Warranted Buyer Group Companies. No other Warranties shall apply to Taxation matters of the Warranted Buyer Group Companies.

5.	CONSEQUENTIAL LOSS

5.1

No Seller shall be liable in respect of any claim under this Agreement for, and neither the Buyer nor a Seller shall be entitled to claim in respect of any claim under this Agreement, any indirect or consequential loss or management time.

6.	DISCLOSURE

6.1	No Seller shall be liable in respect of any Business Warranty Claim or Tax Warranty Claim if the fact, matter, event or circumstance giving rise to such Business Warranty Claim or Tax Warranty Claim:

(a)	is Disclosed:

(i)	in respect of any Business Warranty Claim or Tax Warranty Claim against Ardutch, in the Ardutch Disclosure Letter; or

(ii)	in respect of any Business Warranty Claim or Tax Warranty Claim against Whirlpool, in the Whirlpool Disclosure Letter; or

(b)

in respect of a Business Warranty Claim or Tax Warranty Claim for breach of Clause 15.2(b) (in respect of a Business Warranty Claim or a Tax Warranty Claim against Ardutch) or Clause 15.4(b) (in respect of a Business Warranty Claim or a Tax Warranty Claim against Whirlpool), first arises or occurs after the date of this Agreement and is Disclosed in the Ardutch Completion Disclosure Letter (in respect of such Business Warranty Claim or Tax Warranty Claim against Ardutch) or the Whirlpool Completion Disclosure Letter (in respect of such Business Warranty Claim or Tax Warranty Claim against Whirlpool), it being acknowledged by each of Ardutch, Whirlpool and the Buyer that no disclosure in the Completion Disclosure Letters shall be effective to qualify the Warranties given by Ardutch and Whirlpool: (i) as at the date of this Agreement; and (ii) as at immediately prior to Completion to the extent that such disclosure discloses any fact, matter, event or circumstance that first occurred or arose prior to the date of this Agreement.

7.	KNOWLEDGE OF THE NOTIFYING PARTY

7.1

No Seller shall be liable in respect of any Warranty Claim if the other Seller is aware as at the date of this Agreement of the Warranty Claim or the fact, matter, event or circumstance which is the subject matter of the Warranty Claim.

7.2

For the purposes of paragraph 7.1, the awareness of the other Seller shall mean the actual knowledge of the following persons only within their respective areas of expertise as indicated below in brackets (and without such restriction if no specific area of expertise is indicated):

(a)	where the other Seller is Ardutch:

(i)

(ii)

(iii)

(iv)

(v)

(vi)

(vii)

(viii)

(ix)

(b)	where the other Seller is Whirlpool:

(i)

(ii)

(iii)

(iv)

(v)

(vi)

(vii)

(viii)

8.	EXCLUSIONS

8.1

No Seller shall be liable in respect of any Claim (other than a Tax Claim) if and to the extent that an allowance, provision or reserve in respect of the fact, matter, event or circumstance giving rise to such Claim has been specifically identified and made in:

(a)	in respect of a Claim against Ardutch, Schedule 11 or Schedule 12; and

(b)	in respect of a Claim against Whirlpool, Schedule 11, Schedule 12 or Appendix 5.

9.	INSURANCE

9.1

If and to the extent that, in respect of any matter which may give rise to a Claim, any member of the Buyer Group is entitled to Claim under any policy of insurance in relation to any sum which is referable to the facts, matters, circumstances or events which give rise to a Claim, then no Seller shall be liable to the Buyer unless and until the relevant member of the Buyer Group has first made a claim under such policy and pursued it diligently to the conclusion of the claims process. Any amount of insurance monies which the Buyer Group actually receives (less all costs and expenses reasonably and properly incurred by the Buyer Group in recovering that sum and less any Tax chargeable on such recovered sum) shall reduce pro tanto or extinguish that Claim.

10.	ALTERNATIVE RECOVERY

10.1

No Seller shall be liable in respect of any Claim (other than a Tax Claim) if and to the extent that the Loss to which the Claim relates has otherwise been made good or has otherwise been compensated for in full without loss to any member of the Buyer Group or the Ardutch Group (in the case of any Claim against Whirlpool) or the Whirlpool Group (in the case of any Claim against Ardutch).

10.2

If the Buyer Group or the Ardutch Group (in the case of a Claim (other than a Tax Claim) against Whirlpool) or the Whirlpool Group (in the case of a Claim (other than a Tax Claim) against Ardutch) has a right of recovery against, or indemnity from, any third party (whether under provision of law, contract or otherwise, but excluding any such right of recovery under any policy of insurance) in respect of the Loss to which the Claim relates, such person must use reasonable endeavours to recover from such third party (an “Alternative Recovery Claim”).

10.3	In respect of any Alternative Recovery Claim, the Buyer or the Ardutch Group (in the case of a Claim against Whirlpool) or the Whirlpool Group (in the case of a Claim against Ardutch) shall:

(a)	as soon as reasonably practicable give written notice of the Alternative Recovery Claim to the relevant Seller specifying in reasonable detail the material aspects of the Alternative Recovery Claim;

(b)	keep the relevant Seller reasonably informed of the progress of the Alternative Recovery Claim;

(c)

provide the relevant Seller with copies of all material correspondence or other documents relating to the Alternative Recovery Claim requested by the relevant Seller, subject always to legal professional privilege and any confidentiality obligations that are binding on any member of the Buyer Group or the relevant Seller; and

(d)	use reasonable endeavours to consult with the relevant Seller regarding the conduct of the Alternative Recovery Claim.

10.4

The Buyer or the relevant Seller shall not be precluded from bringing any Claim under this Agreement by reason of any breach of the terms of paragraph 10.3 provided always that the relevant Seller shall not be liable in respect of any such Claim to the extent that the relevant Seller’s liability would otherwise arise or be increased by such breach.

11.	SUBSEQUENT RECOVERY

11.1	If:

(a)	Whirlpool pays to the Buyer;

(b)	Whirlpool pays to Ardutch;

(c)	Ardutch pays to the Buyer;

(d)	Ardutch pays to Whirlpool;

(e)	Buyer pays to Ardutch; or

(f)	Buyer pays to Whirlpool,

(the party making such payment being the “Paying Party”) and the party receiving such payment being the “Receiving Party”) any amount in respect of a Claim other than a Tax Claim (the amount of such payment, to the extent it does not comprise interest on late payment, being the “Damages Payment”) and:

(i)	any member of the Buyer Group or any of Ardutch or its Affiliates (where Whirlpool is the Paying Party and the Buyer is the Receiving Party);

(ii)	Ardutch or its Affiliates (where Whirlpool is the Paying Party and Ardutch is the Receiving Party);

(iii)	any member of the Buyer Group (where Ardutch is the Paying Party and the Buyer is the Receiving Party);

(iv)	any member of the Whirlpool Group (where Ardutch is the Paying Party and Whirlpool is the Receiving Party);

(v)	any member of the Whirlpool Group (where the Buyer is the Paying Party and Whirlpool is the Receiving Party); or

(vi)	Ardutch or its Affiliates (where the Buyer is the Paying Party and Ardutch is the Receiving Party),

is or subsequently becomes entitled to recover from any person (other than the Paying Party) a sum which is referable to that Claim (including any by way of discount, relief or credit), the Receiving Party shall give prompt notice to the Paying Party and shall procure that it and any of its relevant Affiliates shall use reasonable endeavours to seek recovery from such third party.

11.2	If:

(a)

any amount is actually recovered from such third party (the party receiving such amount being the “Recovering Party”), then such amount (after the deduction of the costs reasonably incurred by the Recovering Party and any of its relevant Affiliates, in seeking to obtain such recovery and any Tax payable on such recovery (such resulting amount being the “Third Party Sum”));

(b)	such Third Party Sum was not taken into account as a pro tanto deduction in calculating the Damages Payment; and

(c)

the aggregate of the Third Party Sum and the Damages Payment exceed the amount required to compensate the Receiving Party in full in respect of the relevant Claim (such excess being the “Excess Recovery”),

Whirlpool (where the Recovering Party is a member of the Whirlpool Group), Ardutch (where the Recovering Party is Ardutch or its Affiliates other than a member of the Buyer Group) and the Buyer (where the Recovering Party is a member of the Buyer Group) shall promptly following receipt of the Third Party Sum by the Recovering Party, repay to the Paying Party an amount equal to the lower of: (i) the Excess Recovery; and (ii) the Damages Payment.

12.	NO DUPLICATION OF RECOVERY

12.1

No party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss, regardless of whether more than one Claim arises in respect of it, and for this purpose recovery by:

(a)	any member of the Buyer Group or any member of the Ardutch Group (in respect of a Claim against Whirlpool); and

(b)	any member of the Buyer Group or any member of the Whirlpool Group (in respect of a Claim against Ardutch),

shall be deemed to be a recovery by each of them.

12.2

In the event that any party is entitled to claim under the Tax Covenant or under the Warranties in respect of the same liability, a Claim may be made under either or both but payments under the Tax Covenant shall pro tanto satisfy and discharge any claim which is capable of being made under the Warranties in respect of the same liability and vice versa.

13.	VOLUNTARY ACTS/FUTURE CHANGES

No Seller shall be liable in respect of any Business Warranty Claim if and to the extent that the Business Warranty Claim would not have arisen but for, or is increased as a result of:

(a)	any act or omission of the Seller or an Affiliate of the Seller or any Group Company prior to Completion taken at the written request of or with the prior written consent of the other Seller;

(b)

any alteration to or enactment (other than a re-enactment) of any statute, statutory instrument or other legislative act or other change of Law (including any decision of any court or tribunal) or any practice of any Authority (including the withdrawal of any extra-statutory concession of a Tax Authority) which is enacted after the date of this Agreement (whether relating to Taxation, rates of Taxation or otherwise);

(c)

any change in the accounting reference date or the length of any accounting period of any member of the Buyer Group or any member of the Ardutch Group (in respect of a liability of Whirlpool) or the Whirlpool Group (in respect of any liability of Ardutch) made on or after Completion; or

(d)

any change in the accounting bases, policies, practices or methods applied in preparing any accounts or valuing any assets or liabilities of any Group Company from those used in the preparation of the Accounts, and in the case of Whirlpool only:

(i)

any act or omission of any member of the Buyer Group or any member of the Ardutch Group (in respect of a liability of Whirlpool), or any of their respective directors, officers, employees, agents or consultants after Completion;

(ii)	any winding-up or cessation of, or any material change in, the nature or conduct of any business carried on by a member of the Buyer Group after Completion; or

(iii)	any reorganisation or change in ownership of any Buyer Group Company after Completion,

other than any such matter in paragraphs 13(i) to 13(iii) carried out: (A) at the written request or direction of Whirlpool; (B) in accordance with an agreement entered into by a Whirlpool Europe Group Company prior to or at Completion; (C) in the ordinary course of business as carried out by the Whirlpool Europe Group prior to Completion; or (D) with the consent of Whirlpool as a Reserved Matter (as such term in defined in the Shareholders’ Agreement) under the Shareholders’ Agreement (other than in circumstances where Ardutch was actually aware that the matter in respect of which such consent was being requested would give rise to a Business Warranty Claim and did not make Whirlpool expressly aware of the Business Warranty Claim at the time its consent was requested).

14.	CONDUCT OF THIRD PARTY CLAIMS

14.1

In respect of any fact, matter, event or circumstance of which any member of the Buyer Group or any member of the Ardutch Group (in respect of a liability of Whirlpool) or the Whirlpool Group (in respect of any liability of Ardutch) becomes aware, which is likely to result in a claim against any of them (a “Third Party Claim”) and which, in turn, is likely to result in a Warranty Claim (other than a Tax Warranty Claim) or an Indemnity Claim, the Buyer or Ardutch (in respect of a liability of Whirlpool) or Whirlpool (in respect of any liability of Ardutch), shall:

(a)	as soon as reasonably practicable give written notice of the Third Party Claim to the relevant Seller specifying in reasonable detail the material aspects of the Third Party Claim;

(b)	keep the relevant Seller reasonably informed of the progress of the Third Party Claim;

(c)

provide the relevant Seller with copies of all material correspondence or other documents relating to the Third Party Claim requested by the relevant Seller, subject always to legal professional privilege and any confidentiality obligations that are binding on any member of the Buyer Group;

(d)	consult with the relevant Seller regarding the conduct of the Third Party Claim;

(e)

not cease to defend the Third Party Claim or make any admission of liability or any agreement or compromise in relation to the Third Party Claim without the prior written consent of the relevant Seller, which shall not be unreasonably withheld or delayed;

(f)	take such action as the relevant Seller may reasonably request to avoid, resist, dispute, appeal, compromise, remedy or defend the Third Party Claim; and

(g)

save in circumstances where such Third-Party Claim is likely to give rise to a Fundamental Warranty Claim, allow the relevant Seller, at its election (in writing), to take over the conduct of the Third Party Claim (the relevant Seller’s right to continue to take over the conduct of such Third Party Claim to be at all times subject to the proviso at the end of this paragraph 14), in which case:

(i)	the Buyer shall:

(A)	delegate the conduct of any proceedings in respect of the Third Party Claim to the relevant Seller;

(B)

retain such legal advisers as nominated by the relevant Seller to act on behalf of the relevant member(s) of the Buyer Group in relation to the Third Party Claim in accordance with the relevant Seller’s instructions (provided the Buyer is entitled to engage its own separate legal advisers, at its own cost and expense); and

(C)

procure that its Representatives provide such information and assistance as the relevant Seller or the appointed legal advisers may reasonably require in connection with the conduct of the Third Party Claim (subject to the relevant Seller paying all reasonable cost and expenses of such Representatives in providing such information and assistance); and

(ii)	the relevant Seller shall:

(A)	keep the Buyer reasonably informed of the progress of the Third Party Claim;

(B)

provide the Buyer upon request with copies of all material correspondence or other documents relating to the Third Party Claim requested by the Buyer, subject always to legal professional privilege and any confidentiality obligations that are binding on the Seller or any of its Affiliates;

(C)

use reasonable endeavours to consult with the Buyer regarding the conduct of the Third Party Claim and not to take any material action in relation to the conduct of such Third Party Claim without having first used all reasonable endeavours to consult with the Buyer about the same; and

(D)

not cease to defend the Third Party Claim or make any knowing admission of liability or enter into any agreement or compromise in relation to such Third Party Claim without prior consultation with the Buyer, provided that nothing in this paragraph 14 requires any admission, agreement, compromise, action or omission by the Buyer where, in the reasonable opinion of the Buyer (which, in the case of paragraph 14.1(g)(ii), has been communicated to the Seller), such admission, agreement, compromise, action or omission would: (i) be materially prejudicial to the business, goodwill or reputation of any member of the Buyer Group or any member of the Ardutch Group or the Whirlpool Group; (ii) be misleading or inaccurate in any material respect; or (iii) materially affect any member of the Buyer Group’s future Tax liability.

14.2

If a Seller exercises its rights under paragraph 14.1(g), it shall indemnify the Buyer against, and pay on demand (on a euro for euro basis) an amount equal to all incremental costs and expenses that are reasonably and properly incurred by any member of the Buyer Group as a consequence of that Seller taking over conduct of the Third Party Claim and shall (subject always to the limitations on liability set out in this Schedule 7) accept liability for any Warranty Claim or Indemnity Claim which results from the Third Party Claim.

15.	MITIGATION

Nothing in this Agreement shall relieve or abrogate any person of the common law rules of mitigation in respect of its loss.

16.	SELLER ACCESS

In the event of an actual or potential Claim (other than a Tax Claim), the Buyer or Ardutch (in respect of a Claim against Whirlpool) or Whirlpool (in respect of a Claim against Ardutch) shall, subject to the relevant Seller giving such undertakings as to confidentiality as the Buyer or Ardutch or Whirlpool (as applicable) may reasonably request, procure that Ardutch (in respect of a Claim against Ardutch) or Whirlpool (in respect of a Claim against Whirlpool) and its Representatives are provided, upon reasonable notice and during Working Hours, with all such assistance, documentation, information and access to such information, records, premises and personnel of the relevant Group Companies as they may reasonably request (but excluding anything which is subject to legal privilege or any confidentiality obligations that are binding on, as the case may be, the Buyer (or any other member of the Buyer Group) or the relevant Seller (or any other member of its Seller Group)) to investigate, avoid, remedy, dispute, resist, appeal, compromise or contest such Claim and shall permit the relevant Seller and its Representatives to make copies of such documentation and information to the extent relevant to the Claim.

17.	FRAUD

Nothing in this Schedule 7 shall have the effect of limiting or restricting liability in respect of a Claim if it is the consequence of fraud of the relevant Seller.

18.	ARDUTCH GROUP AND AFFILIATES

For the purpose of this Schedule 7 only, Koç Holding shall be deemed a member of the Ardutch Group and Koç Holding and its Affiliates shall be deemed to be Affiliates of Ardutch in the event that Koç Holding and/or any of its Affiliates (other than a member of the Ardutch Group), either holds a majority of the shares in the Buyer or is assigned all or part of the benefit of this Agreement or the other Transaction Documents.

SCHEDULE 8

WHIRLPOOL TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule, the following terms shall have the following meanings:

“Actual Tax Liability” means:

(a)	for the purposes of paragraph 2.1(a), a liability of any Whirlpool Europe Group Company to make an actual payment of Tax to a Tax Authority; and

(b)	for the purposes of paragraph 2.1(b), a liability of any Whirlpool Europe Group Company or any other member of the Buyer’s Tax Group, to make an actual payment of Tax to a Tax Authority;

“Ardutch Tax Group” means Ardutch and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, Ardutch from time to time, excluding the Buyer and any Group Companies;

“Buyer’s Relief” means a Relief which arises to any Group Company:

(a)	as a consequence of any Event occurring after Completion; or

(b)	in respect of any accounting or other tax reporting period or part thereof falling after Completion,

and shall, for the avoidance of doubt, exclude any Relevant Tax Relief and any other Relief which arose to a Group Company prior to Completion notwithstanding that it may be available for use after Completion;

“Buyer’s Tax Group” means the Buyer and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, the Buyer from time to time, including for the avoidance of doubt the Group Companies from Completion but excluding any member of the Whirlpool Tax Group or the Ardutch Tax Group;

“Carve-Out Tax Liability” means:

(a)	an Actual Tax Liability falling within paragraph 2.1(b); or

(b)

a Deemed Tax Liability falling within paragraph 2.1(c) if and to the extent that, but for the use or set-off of the relevant Buyer’s Relief, the Buyer or a Whirlpool Europe Group Company would have had an Actual Tax Liability falling within paragraph 2.1(b);

“Deemed Tax Liability” means the use or set-off of any Buyer’s Relief in circumstances where, but for such use or set-off, the relevant Whirlpool Europe Group Company or, in the case of a Carve-Out Tax Liability falling within limb (b) of such definition, the relevant Whirlpool Europe Group Company or any other member of the Buyer’s Tax Group, would have had an Actual Tax Liability in respect of which Whirlpool would have had a liability under this Schedule, and the amount of the Deemed Tax Liability shall be the amount of Actual Tax Liability in respect of which Whirlpool would have had a liability under this Schedule but for the use or set-off of the relevant Buyer’s Relief;

“Demand” means:

(a)	the issue of a notice, demand, assessment, letter or other document by or on behalf of any Tax Authority;

(b)	the taking of any other action by or on behalf of a Tax Authority (including the imposition, or any document referring to the possible imposition, of a withholding of, or on account of, Tax); or

(c)	the submission to a Tax Authority of a Tax Return or other document by the Buyer, any Whirlpool Europe Group Company or another person,

from which it appears that a Tax Liability may be incurred by or may be imposed on any Whirlpool Europe Group Company or that a Tax Authority is, or may be considering, initiating an audit or enquiry in respect of a Whirlpool Europe Group Company;

“Event” means any event, supply, transaction, act, circumstance or omission including, without limitation, Completion and:

(a)

references to an Event occurring on or before a particular date (including the Completion Date) shall include an Event which is deemed or treated for Tax purposes as occurring on or before that date; and

(b)	references to an Event shall include an Event which is deemed or treated as occurring for Tax purposes;

“Existing Dispute” has the meaning given in paragraph 5.13;

“Income, Profits or Gains” means income, profits, gains or any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed and:

(a)

references to Income, Profits or Gains earned, accrued or received on or before a particular date (including the Completion Date) shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date; and

(b)

references to Income, Profits or Gains earned, accrued or received by any person shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received by such person;

“Overprovision” means the amount by which any contingency, provision or reserve for Tax taken into account in Schedule 11, Schedule 12 or Appendix 5 exceeds the liability to Tax to which it relates, but disregarding any excess to the extent that it arises as a result of:

(a)	a change in applicable Laws or a change in the published practice of any Tax Authority or in the rates of Tax, in each case taking effect after the date of this Agreement;

(b)	any voluntary act of the Buyer or a member of the Buyer’s Tax Group (including any Whirlpool Europe Group Company) after Completion;

(c)	any change after Completion of accounting policy, method or basis of a Whirlpool Europe Group Company or the date to which a Whirlpool Europe Group Company makes up its accounts; or

(d)	the utilisation of any Buyer’s Relief;

“Straddle Period” means an accounting period that begins on or before the Completion Date and ends after the Completion Date;

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability; and

“Whirlpool Tax Group” means Whirlpool and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, Whirlpool from time to time, excluding the Buyer and any Group Companies.

1.2	Unless otherwise specified, in this Schedule:

(a)

the words connected and controlled shall be construed in accordance with the provisions of sections 1122 (other than sections 1122(4) and (7)) and 1124 of the United Kingdom Corporation Tax Act 2010 respectively; and

(b)	references to paragraphs are to paragraphs of this Schedule.

1.3

For the purpose of this Schedule and in particular computing any Tax Liability or Relief and for determining whether and to what extent a Tax Liability or a Relief relates to a pre- or post-Completion period, any Taxes of a Whirlpool Europe Group Company with respect to any Straddle Period shall be apportioned between the portion of such period up to and including the Completion Date and the portion of such period that begins after the Completion Date, on the basis that an accounting or other tax reporting period is deemed to have ended as of the close of business on the Completion Date.

2.	COVENANT TO PAY

2.1	Subject to the provisions of paragraph 3, Whirlpool covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	any Actual Tax Liability arising:

(i)	as a consequence of, or by reference to, any Event which occurs on or before Completion for the purposes of any Tax; or

(ii)	in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion,

including for the avoidance of doubt but without limitation any Actual Tax Liability arising in respect of any Existing Tax Litigation Matter;

(b)	any Actual Tax Liability:

(i)

which would not have arisen but for, and to the extent arising from, the implementation of all or any part of the Whirlpool Carve-Out (including, for the avoidance of doubt, any acts or omissions taken or made in relation to the implementation of the Whirlpool Carve-Out but which are not in accordance with the Whirlpool Agreed Perimeter or Whirlpool Carve-Out Principles) or the contribution of the relevant Whirlpool Europe Group Company (or Whirlpool Europe Group Companies); or

(ii)

which relates to (i) the Whirlpool Retained Business, (ii) any assets, rights or activities formerly belonging to or carried on by a Whirlpool Europe Group Company and which were extracted from a Whirlpool Europe Group Company prior to its becoming part of the Group, or (iii) any assets, rights or activities which are subsequently identified as Target Group Wrong Pockets Items for the purposes of Clause 13.2 of this Agreement (provided that this limb (iii) shall not apply in respect of any Actual Tax Liability assessed in respect of Income, Profits or Gains relating to any Target Group Wrong Pockets Item if and to the extent that the benefit of such Income, Profits or Gains is retained by the relevant Whirlpool Europe Group Company (notwithstanding the provisions of Clause 13 of this Agreement));

(c)	any Deemed Tax Liability; and

(d)

reasonable out of pocket costs properly incurred by the Buyer or any Whirlpool Europe Group Company (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time) in connection with:

(i)	a Tax Liability of the kind referred to in this paragraph 2.1; or

(ii)	successfully taking or defending any action against Whirlpool under this Schedule.

3.	LIMITATIONS AND EXCLUSIONS

3.1

Other than in respect of a Carve-Out Tax Liability but subject to paragraph 3.2, Whirlpool shall not be liable under paragraph 2 or for breach of the Tax Warranties (treating the relevant loss giving rise to a claim for a breach of a Tax Warranty as if, for the purposes of this paragraph 3, it was a liability and for the purposes of this paragraph 3 the expression “liability” shall include any costs as are mentioned in paragraph 2.1(d)):

(a)	to the extent that an accrual, allowance, provision or reserve in respect of the liability in question has been specifically identified and made in Schedule 11, Schedule 12 or Appendix 5;

(b)	to the extent that the liability in question was paid or discharged on or prior to Completion and such payment or discharge is reflected in Schedule 11, Schedule 12 or Appendix 5;

(c)

to the extent that the liability in question is a liability for any Tax which is assessed on or in respect of any Income, Profits or Gains earned, accrued or received by a Whirlpool Europe Group Company, or which otherwise arises, in the period from and including the commencement of the accounting period (or other relevant tax period) of the relevant Whirlpool Europe Group Company that is current at the date of this Agreement, up to and including Completion, in each case in the ordinary course of business of such Whirlpool Europe Group Company as it was carried on at the Accounts Date;

(d)	to the extent that the liability in question arises or is increased as a result of:

(i)	a change in Laws;

(ii)	any change in, or withdrawal of, any published practice or procedure or concession of any Tax Authority;

(iii)	a change in generally accepted accounting practice;

(iv)	an increase in the rates of Tax,

in each case, where the same occurs or is made after the date of this Agreement;

(e)

to the extent that the liability in question would not have arisen but for an act, an omission or a transaction of the relevant Whirlpool Europe Group Company at any time after Completion or the Buyer or any other member of the Buyer’s Tax Group at any time, other than an act, an omission or a transaction which:

(i)	is carried out at the written request of Whirlpool or is the subject of a Reserved Matter under the Shareholders’ Agreement;

(ii)	is required by Law or carried out pursuant to any legally binding obligation of any Whirlpool Europe Group Company incurred or assumed prior to Completion; or

(iii)	is in the ordinary course of business as carried on by a Whirlpool Europe Group Company immediately prior to Completion;

(f)	to the extent that the liability in question would not have arisen or would have been reduced or eliminated but for:

(i)

any claim, election, surrender or disclaimer made, or notice or consent given, after Completion by the Buyer or any other member of the Buyer’s Tax Group under the provisions of any enactment or regulation relating to Tax, other than (i) any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in preparing Schedule 11, Schedule 12 or Appendix 5, (ii) as expressly referred to in the Whirlpool Carve-Out Steps Plan, or (iii) in any of the circumstances described in sub-paragraphs 3.1(e)(i) to (iii) above);

(ii)

the failure or omission on the part of the Buyer or any other member of the Buyer’s Tax Group after Completion to make a claim, election, surrender or disclaimer, give a notice or consent or do any other thing, in each case under the provisions of an enactment or regulation relating to Tax, in circumstances where Whirlpool has given the Buyer or other member of the Buyer’s Tax Group timely written notice of the need to make such claim, election, surrender or disclaimer and such claim, election, surrender or disclaimer was expressly referred to in the Whirlpool Carve-Out Steps Plan and would have been permitted by Law; or

(iii)

the withdrawal or amendment by the Buyer or any other member of the Buyer’s Tax Group (other than in any of the circumstances described in sub-paragraphs 3.1(e)(i) and (ii) above) of any claim, election, surrender, disclaimer, notice or consent which was made, given or done (as appropriate) by the relevant Whirlpool Europe Group Company or any member of the Whirlpool Tax Group prior to Completion;

(g)

to the extent that the liability in question would not have arisen or would have been reduced or eliminated but for a Whirlpool Europe Group Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it;

(h)

to the extent that the liability in question would not have arisen but for any change after Completion of accounting policy, method or basis of a Whirlpool Europe Group Company or the date to which a Whirlpool Europe Group Company makes up its accounts, except where such change is necessary so as to ensure compliance with Law or generally accepted accounting principles in force or applicable at Completion or to correct a previously incorrect treatment adopted by a Whirlpool Europe Group Company;

(i)

to the extent that a Relief (other than a Buyer’s Relief) is available to the relevant Whirlpool Europe Group Company to set against or otherwise mitigate the liability in question (or to the extent such a Relief would have been available but for the use of the Relief by a Whirlpool Europe Group Company or a member of the Buyer’s Tax Group after Completion to set against or mitigate a liability of any company for which Whirlpool is not liable under this Schedule);

(j)

to the extent that the liability in question comprises interest or penalties arising by virtue of an underpayment of Tax prior to Completion insofar as such underpayment would not have been an underpayment but for a bona fide estimate made prior to Completion of the amount of Income, Profits or Gains to be earned, accrued or received after Completion proving to be incorrect;

(k)

to the extent that the liability in question consists of interest and/or penalties attributable to the delay of the Buyer or any other member of the Buyer’s Tax Group to (i) pay to a Tax Authority an amount of Tax following payment by Whirlpool, or (ii) file or submit a Tax Return to a Tax Authority where the filing or submission date is after Completion (save where the delay arises as a result of Whirlpool’ failure to comply with its obligations under this Schedule);

(l)

to the extent that the liability in question would not have arisen but for the failure of the Buyer or any other member of the Buyer’s Tax Group to comply with any of their respective obligations under this Schedule or any other Transaction Document (save to the extent that such failure is caused by any delay by, or action of, Whirlpool);

(m)

to the extent that the amount of the liability in question has been recovered from a person without cost to the Buyer or any Group Company (excluding any recovery made from any Whirlpool Europe Group Company, the Buyer or any other member of the Buyer’s Tax Group);

(n)	to the extent that the Buyer has otherwise made recovery in respect of that liability under this Schedule or under any provision of this Agreement or any other Transaction Document;

(o)

to the extent that the liability in question is a liability to which Clause 19.6 of this Agreement applies in relation to the Whirlpool Awards, the Ardutch Awards or annual discretionary bonus (in the latter case, for the financial year before Completion occurs).

3.2	The provisions in paragraphs 3.1(a), (b) and (m) shall apply to limit Whirlpool’ liability in respect of a Carve-Out Tax Liability.

3.3

Certain provisions of Schedule 7 (Limitations on Seller Liability) to this Agreement contain further limitations which apply to claims under this Schedule. For the avoidance of doubt, Whirlpool shall have no liability to the Buyer under any part of this Agreement in respect of any non-availability, inability to use or loss or restriction of any Relief where such non-availability, inability to use or loss or restriction does not give rise to a Tax Liability to which paragraph 2 of this Schedule applies.

4.	PAYMENT OF CLAIMS

4.1	Payments by Whirlpool of any liability under this Schedule must be made in cleared and immediately available funds on the days specified in paragraph 4.2.

4.2	The days referred to in paragraph 4.1 are as follows:

(a)

in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after demand is made for payment by or on behalf of the Buyer, and three (3) Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority;

(b)

in the case of a Deemed Tax Liability, the later of five (5) Business Days after demand is made for payment by or on behalf of the Buyer and the day on which the Tax which would have been payable but for the set-off would otherwise have been due and payable to the relevant Tax Authority; and

(c)	in any other case, five (5) Business Days after the date on which demand is made for payment by or on behalf of the Buyer.

4.3

For the purposes of this paragraph 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax may by law be paid without incurring a penalty or liability for interest in respect thereof, provided that, if the date on which the relevant amount of Tax can be recovered by the relevant Tax Authority is lawfully postponed, the date for payment by Whirlpool shall be the earlier of the date on which the Tax becomes recoverable by the relevant Tax Authority (notwithstanding any initial postponement) and such date when the amount of Tax is finally and conclusively determined. For this purpose, an amount of Tax shall be deemed to be finally and conclusively determined when, in respect of such amount, a binding agreement is made with the relevant Tax Authority, or a decision of a court or tribunal is given or any binding determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit.

4.4

If Whirlpool pays an amount to the Buyer under paragraph 2 and the Tax Liability in respect of which such payment was made is subsequently determined to be less, the Buyer shall promptly pay to Whirlpool an amount equal to the amount of such difference.

5.	MANNER OF MAKING AND CONDUCT OF CLAIMS

5.1	Subject to clause 5.2, if the Buyer or any Whirlpool Europe Group Company becomes aware of a Demand which could give rise to a liability for Whirlpool under this Schedule or under the Tax Warranties:

(a)

the Buyer must give written notice to Whirlpool of the Demand (including, to the extent actually known to the Buyer, reasonably sufficient details of the Demand and, where relevant, the due date for payment and the time limits for any appeal) as soon as reasonably practicable after the Buyer or the relevant Whirlpool Europe Group Company becomes aware of the Demand and in any event not more than twenty (20) Business Days after the Buyer or the relevant Whirlpool Europe Group Company becomes aware of the Demand;

(b)

the Buyer shall take (or shall procure that the relevant Whirlpool Europe Group Company takes) such action as Whirlpool may reasonably request in writing to avoid, dispute, resist, appeal, compromise or defend the Demand or any matter relating to the Demand (although only to the extent that any such related matter could give rise to a liability for Whirlpool under this Schedule or under the Tax Warranties);

(c)

Whirlpool will have the right (if it wishes) to control any proceedings, negotiations, discussions or settlement of the Demand or any matter relating to the Demand (although only to the extent that any such related matter could give rise to a liability for Whirlpool under this Schedule or under the Tax Warranties) if Whirlpool has first agreed (to the Buyer’s reasonable satisfaction) to indemnify the Buyer, the relevant Whirlpool Europe Group Company and any other member of the Buyer’s Tax Group (as applicable) against any reasonable out of pocket costs, charges or expenses which may be incurred in connection with any action referred to in this paragraph 5.1(c) (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time);

(d)	the Buyer shall give and shall procure that the Whirlpool Europe Group Companies give to Whirlpool all such assistance as may reasonably be necessary to give effect to paragraph 5.1(c); and

(e)

both parties must be kept fully informed of any actual or proposed material developments (including any meetings with a Tax Authority) relating to the Demand or any action referred to in this paragraph 5.1 and the Buyer undertakes that it shall, and shall procure that each Whirlpool Europe Group Company shall afford to Whirlpool reasonable access to all material correspondence and documentation relating to the Demand or action and any other information, assistance and access to records and personnel as it reasonably requires in connection with the Demand or action and, other than to the extent that Whirlpool has exercised its right under paragraph 5.1(c) to take conduct of the Demand (but without prejudice to such right), shall:

(i)

not send any communication or document to a Tax Authority or other third party in relation to the Demand without first giving Whirlpool a reasonable opportunity to comment on such communication or document, and then incorporating Whirlpool’ comments to the extent it is reasonable to do so;

(ii)	give Whirlpool reasonable advance notice of any meeting or discussion within a Tax Authority relating to the Demand and the opportunity to participate in such meeting or discussion.

5.2

Paragraphs 5.1(b) to 5.1(e) shall only apply to a Demand falling within paragraph (c) of the definition of Demand (a) where, subsequent to the submission of the relevant Tax Return or other document constituting the Demand to the relevant Tax Authority, the Tax Liability which is the subject matter of the Tax Return or other document is subsequently disputed by the relevant Whirlpool Europe Group Company or Whirlpool, in which case references to “Demand” in paragraphs 5.1(b) to 5.1(e) shall be read as referring to such dispute, or (b) in any other case, once a Demand falling within paragraph (a) or (b) of the definition of Demand is made in respect of the Tax Liability in question.

5.3

Whirlpool shall indemnify the Buyer, the relevant Whirlpool Europe Group Company and any other member of the Buyer’s Tax Group (as applicable) against any reasonable out of pocket costs, charges or expenses properly and necessarily incurred in connection with any action referred to in paragraph 5.1(b) (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time).

5.4

If any action requested by Whirlpool to be taken under this paragraph 5 cannot be taken prior to the Tax that is the subject matter of the Demand, or a payment on account of that Tax, being paid to a Tax Authority or tribunal, court or other judicial body, then no such action shall be required to be taken unless Whirlpool shall have paid to the Buyer (or, at the Buyer’s request, directly to the relevant Tax Authority, tribunal court or other judicial body) the relevant amount (a “Disputed Tax Payment”) no later than the date which is three (3) Business Days prior to the applicable deadline for payment provided that, if Whirlpool has not exercised its right under paragraph 5.1(c) to control any proceedings, negotiations, discussions or settlement of the Demand, the Buyer has given to Whirlpool at least ten (10) Business Days prior to the applicable deadline written notice of the requirement to make the Disputed Tax Payment and all available details in respect thereof.

5.5

If Whirlpool makes a Disputed Tax Payment, and the Demand is adjudicated, settled or compromised for a lesser sum than the amount of the Disputed Tax Payment, then (i) the difference between the Disputed Tax Payment and the amount for which the Demand is adjudicated, settled or compromised shall be repaid to Whirlpool, and (ii) any interest payable to the Buyer or a Group Company from the relevant Tax Authority in relation thereto (but less any Tax thereon and any reasonable costs or expenses incurred by the Buyer or a Group

Company in respect of such Demand) shall be paid to Whirlpool, within ten (10) Business Days after, as applicable: (a) the receipt of a repayment in respect thereof by the Buyer or a Group Company from the relevant Tax Authority; or (b) if such a repayment is set off against any other amount payable to the relevant Tax Authority, the date upon which that other amount would otherwise have been due for payment.

5.6

The Buyer must not, and shall procure that no Whirlpool Europe Group Company or any member of the Buyer’s Tax Group shall, make any admission of liability to any Tax Authority in relation to any Demand which could give rise to a liability for Whirlpool under this Schedule or under the Tax Warranties without Whirlpool’ prior written consent and will procure that no matter relating to such a Demand is settled, disposed of or otherwise compromised without Whirlpool’ prior written consent (such consent not to be unreasonably withheld or delayed).

5.7

The Buyer is not obliged to take action pursuant to paragraph 5.1 which involves contesting a Demand beyond the first appellate body (excluding the Tax Authority which has made the Demand) in the jurisdiction concerned unless Whirlpool has first obtained (at its own cost) and shared with the Buyer an opinion from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, that the appeal will, on the balance of probabilities, be successful.

5.8

Subject to paragraph 5.9 below but notwithstanding any other provision, nothing in this paragraph 5 or in paragraph 6.2(b) below shall require the Buyer, a Whirlpool Europe Group Company, or any other member of the Buyer’s Tax Group to take, make or procure any admission, agreement, compromise, action or omission where, in the opinion of the Buyer (acting reasonably and in good faith), making such admission, agreement, compromise, action or omission would:

(a)	be materially prejudicial to the business, goodwill or reputation of any member of the Buyer Group;

(b)	be misleading or inaccurate in any material respect; or

(c)

reasonably be expected to, having regard to all relevant circumstances (including the validity of any Tax Authority’s assertions or arguments and the prospects of its success in litigation), result in a material increase in the post-Completion liability to Tax of any member of the Buyer’s Tax Group (otherwise than by reason solely as a result of the use, in respect of a pre-Completion period (or part of any such period), or unavailability after Completion for any other reason, of a Relevant Tax Relief), provided that Whirlpool shall be entitled (at its own cost) to seek a review from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, of any opinion of the Buyer for the purposes of this sub-paragraph (c) and such Counsel’s decision as to whether the proposed admission, agreement, compromise, action or omission would reasonably be expected to have such a result shall be binding in the absence of manifest error.

5.9	Paragraph 5.8(a) shall not apply with respect to any admission, agreement, compromise, action or omission relating to an Existing Tax Litigation Matter (“Relevant Settlement Action”).

5.10

The parties acknowledge that a Relevant Settlement Action will not be regarded as resulting in a material increase in the post-Completion liability to Tax of any member of the Buyer’s Tax Group for the purposes of paragraph 5.8(c) to the extent that such Relevant Settlement Action relates to the terms of a transfer pricing adjustment or adopted transfer pricing methodology with respect to one or more periods ending on or before Completion (on the basis that any such transfer pricing adjustment or adopted methodology will not be binding on any member of the

Buyer’s Tax Group with respect to any period or part period falling after Completion), unless such Relevant Settlement Action involves entering into any closing agreement, or other similar agreement having equivalent effect, with a Tax Authority which covers the Tax treatment of any member of the Buyer’s Tax Group for a period falling after Completion.

5.11

If Whirlpool does not request the Buyer to take (or procure the taking of) any action mentioned in paragraph 5.1 within twenty (20) Business Days of receipt by Whirlpool of the notice referred to in paragraph 5.1(a), the Buyer and/or the Whirlpool Europe Group Companies shall be free to pay or settle the Demand on such terms as they may in their sole discretion think fit, provided the Buyer has written to Whirlpool stating its intention to do so and has given Whirlpool a further ten (10) Business Days to exercise its rights under paragraph 5.1. If due to a shorter time limit applying for a response to a Tax Authority in respect of a Demand, the Parties are unable to comply with the timing requirements described in this paragraph 5.7, then:

(a)	the Parties shall use their good faith efforts to give effect to this paragraph 5.7 so as to provide each of the Parties with sufficient notice and opportunity to prepare a response to the Demand; and

(b)

if requested by Whirlpool and permitted under Law, the Buyer shall cause the relevant Whirlpool Europe Group Company to apply for an extension to the date by which a response to the Demand is required (provided that Whirlpool indemnifies the Whirlpool Europe Group Companies for any cost or expense reasonably and properly incurred by a Whirlpool Europe Group Company that arises as a result of such extension requested by Whirlpool).

5.12

Failure by the Buyer or any other member of the Buyer’s Tax Group to comply with any of their respective obligations under paragraph 5 shall not relieve Whirlpool of any liability under paragraph 2 or for breach of the Tax Warranties, other than to the extent that such liability arises or is increased solely due to such failure.

5.13

Any matter referred to in paragraph (a) of the definition of Existing Tax Litigation Matter (each an “Existing Dispute”) shall be deemed to have been the subject of a Demand and a notification by the Buyer to Whirlpool of the same pursuant to paragraph 5.1(a), such that the provisions of this paragraph 5 shall apply in full with respect to the conduct of such Existing Dispute (including for the avoidance of doubt but without limitation, Whirlpool’ obligation under paragraph 5.3 to indemnify the Buyer, the relevant Whirlpool Europe Group Company and any other member of the Buyer’s Tax Group against all reasonable out of pocket costs, charges or expenses properly and necessarily incurred in connection therewith), and Whirlpool shall be deemed to have exercised its rights under paragraph 5.1(c) to control all proceedings, negotiations, discussions, settlement and any other matter in connection with such Existing Dispute.

6.	INTERNATIONAL MUTUAL AGREEMENT PROCEDURE AND TRANSFER PRICING

6.1

From Completion (at Whirlpool’ cost), the Buyer shall, and shall procure that each Whirlpool Europe Group Company shall, participate, cooperate and consult with Whirlpool in relation to any mutual agreement procedure (“MAP”) (whether pursuant to any double tax treaty or otherwise) that is ongoing as at the date of this Agreement or is entered into in connection with an Existing Dispute and, in either case, concerns a transfer pricing dispute for a period or part period falling prior to Completion where the transactions under dispute are transactions to which a member of the Whirlpool Tax Group and any Whirlpool Europe Group Company are parties (a “Relevant MAP”).

6.2

The Buyer must as soon as practicable deliver, or procure the relevant Group Company delivers, to Whirlpool copies of all correspondence sent to or received from any Tax Authority relating to any Relevant MAP. The Buyer shall procure that:

(a)	Whirlpool is kept fully informed of any actual or proposed material development relating to any Relevant MAP;

(b)	the relevant Whirlpool Europe Group Company takes such action as Whirlpool may reasonably request in writing in relation to a Relevant MAP;

(c)

Whirlpool is afforded reasonable access to all documents, records, correspondence, accounts and other information within the Buyer’s possession or control in respect of or relevant for the purpose of a Relevant MAP.

6.3

Without prejudice to the other provisions of this paragraph 6, if the profits arising in respect of any transaction to which any member of the Whirlpool Tax Group and any Whirlpool Europe Group Company are party are increased for Taxation purposes (or the losses are reduced) such that one of those parties (the “Taxed Person”) realises, for any period or part period falling prior to Completion, profits which are greater (or losses which are lower) for Tax purposes than it would otherwise have realised had the profits or losses been calculated by reference to the actual economic terms of the transaction:

(a)

the parties shall take or procure the taking of all such actions as may be necessary to ensure that any other of those parties which does not suffer the increased profits (or reduced losses) (the “Relieved Person”) is able to claim (to the maximum extent permitted by law) corresponding adjustments in respect of the increased profits (or reduced losses) suffered by the Taxed Person;

(b)

where the Relieved Person is a Whirlpool Europe Group Company, the Buyer shall procure that such Whirlpool Europe Group Company shall make payments to the Taxed Person equal to the amount of Taxation actually saved by the Relieved Person as a result of the corresponding adjustments; and

(c)

where the Relieved Person is a member of the Whirlpool Tax Group, Whirlpool shall procure that such member shall make payments to the Taxed Person equal to the amount of Taxation actually saved by the Relieved Person as a result of the corresponding adjustments, provided that no payment shall be made to the Taxed Person pursuant to this paragraph 6.3(c) if the increased Taxation suffered by the Taxed Person comprises a Tax Liability in respect of which Whirlpool is liable to make a payment under paragraph 2 of this Schedule or for breach of any of the Tax Warranties (or would be so liable but for paragraph 3.1(a), (b), (m) or (n) of this Schedule).

6.4

The due date for payment under this paragraph 6 shall be the later of (i) the date falling 5 Business Days before the latest date by which the Tax actually saved would, if it had not been saved, have been due and payable to the relevant Tax Authority, and (ii) the date falling 5 Business Days after service by the Taxed Person of a notice containing a written demand in respect of the matter for which the Relieved Person is liable.

7.	TAX RETURNS AND COMPUTATIONS

7.1

Whirlpool or its duly authorised agents shall (at the cost of the Whirlpool Europe Group Companies) be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities all Tax Returns of each Whirlpool Europe Group Company, for all accounting periods of each Whirlpool Europe Group Company ending on or before the Completion Date (“Pre-Completion Tax Returns”) to the extent the same have not been prepared and submitted to the relevant Tax Authority prior to Completion.

7.2	For the purposes of paragraph 7.1:

(a)

all Tax Returns, computations, documents and substantive correspondence must be prepared in a manner consistent with past practices (except to the extent necessary to comply with applicable Law) and submitted in draft form by Whirlpool to the Buyer or its duly authorised agents for comment;

(b)

if it wishes to do so, the Buyer or its duly authorised agent must comment within twenty (20) Business Days of its receipt of the Tax Returns (or, if a shorter time limit applies in relation to the submission of the relevant Tax Returns, within enough time to allow Whirlpool to consider and incorporate any comments from the Buyer or its duly authorised agents) (the “Buyer Response Period”) and if Whirlpool has not received any comments within the Buyer Response Period, the Buyer and its duly authorised agents will be deemed to have approved such draft documents;

(c)	Whirlpool must take into account all reasonable comments and suggestions made by the Buyer or its duly authorised agents and received within the Buyer Response Period; and

(d)

Whirlpool and the Buyer must as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority relating to the Whirlpool Europe Group Companies’ Pre-Completion Tax Returns.

7.3

The Buyer shall procure that the Whirlpool Europe Group Companies shall cause the Pre-Completion Tax Returns mentioned in paragraph 7.1 to be signed and submitted to the appropriate Tax Authority on a timely basis and without further amendment, provided that the Buyer shall not be required to submit or procure the Whirlpool Europe Group Companies to submit any Pre-Completion Tax Return in a form that the Buyer or the relevant Whirlpool Europe Group Company reasonably considers to be false, inaccurate or misleading.

7.4

The Buyer agrees that Whirlpool shall have the sole conduct of any correspondence or negotiations with the relevant Tax Authorities relating solely to the Pre-Completion Tax Returns referred to in paragraph 7.1 and the Buyer shall give and shall procure that the Whirlpool Europe Group Companies give to Whirlpool and its duly authorised agent all such assistance as may reasonably be necessary for Whirlpool or its duly authorised agent to have the aforementioned conduct.

7.5

The provisions of paragraphs 7.1 and 7.2 will apply in respect of any Tax Return for a Straddle Period (a “Straddle Return”) as if the words “Whirlpool” reads “Buyer” and the word “Buyer” reads “Whirlpool”, save that the Buyer must incorporate all reasonable comments made by Whirlpool or its duly authorised agents on any Straddle Return where such comments relate to a matter in respect of which Whirlpool may be held liable under this Schedule or under the Tax Warranties.

7.6

The Buyer shall procure that Whirlpool and its duly authorised agents are afforded such reasonable access to books, accounts, personnel, correspondence, documentation and other information whatsoever (reasonably required by Whirlpool) in respect of or relevant for the purpose of (i) enabling Whirlpool to discharge its obligations and exercise its rights under this paragraph 7 or (ii) determining the Tax liability of a Whirlpool Europe Group Company. The Buyer undertakes that it will, and that it will procure that each Whirlpool Europe Group Company will, cooperate in good faith with Whirlpool in respect of matters, determinations or obligations referred to in this paragraph 7.6.

7.7

Without prejudice to the specificity or generality of any other provision of this Schedule, except as required by applicable Laws or with the prior written consent of Whirlpool, the Buyer shall not and shall procure that no member of the Group (including any Whirlpool Europe Group Company) shall make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return which relates to any period or part of any period falling prior to Completion that (by reason of being inconsistent with any Tax position taken in respect of any period or part period falling prior to Completion or otherwise) could be reasonably expected to result in any increased Tax liability of, or in the reduction of any Relief otherwise available to, a member of the Whirlpool Tax Group for a period or part of any period falling prior to Completion or any increased payment obligation of Whirlpool under this Agreement.

7.8

For the avoidance of doubt, where any matter relating to Tax gives rise to a Demand which could give rise to a liability for Whirlpool under this Schedule, the provisions of paragraph 5 shall take precedence over the provisions of this paragraph 7.

8.	CORRESPONDING SAVINGS AND THIRD PARTY RECOVERY

8.1

If any Tax Liability (or the Event giving rise to such Tax Liability or the discharge of it) which has resulted in a payment having been made by Whirlpool under this Schedule or for breach of any of the Tax Warranties has given rise to a Relief or an entitlement to claim a Relief which would not otherwise have arisen and which was not taken into account in calculating the amount payable by Whirlpool under this Schedule or for breach of any of the Tax Warranties, then:

(a)

the Buyer must procure that full details of the Relief or entitlement to claim a Relief are given in writing to Whirlpool as soon as reasonably practicable (and in any event within fifteen (15) Business Days after it or any other member of the Buyer’s Tax Group becomes aware that such a Relief or entitlement has arisen);

(b)

the Buyer shall take (or shall procure that the relevant member of the Buyer’s Tax Group shall take) such action as Whirlpool may reasonably request to claim or otherwise obtain such Relief (keeping Whirlpool fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation); and

(c)

to the extent that a liability to make an actual payment of Tax or a liability in respect of Tax is reduced as a result of the use or set-off of the Relief, the Buyer must pay to Whirlpool on the date when the Buyer or any other member of the Buyer’s Tax Group would have been under an obligation to make the reduced payment of Tax or payment in respect of Tax an amount equal to the lower of:

(i)	the amount by which the liability is reduced plus (in respect of a Relief which is a repayment of Tax) any interest or repayment supplement received in relation to the Relief, and

(ii)	the amount of the payment previously made by Whirlpool in respect of the Tax liability (or the Event giving rise to such liability) giving rise to the Relief,

save that the amount referred to above shall first be set off against any payment then due from Whirlpool under this Schedule or under the Tax Warranties. The Buyer shall procure that it or the relevant member of the Buyer’s Tax Group (as applicable) shall use its reasonable endeavours to obtain and utilise any such Relief to which it may become entitled.

8.2

If Whirlpool at any time pays to the Buyer an amount under this Schedule or for breach of any of the Tax Warranties and the Buyer or any other member of the Buyer’s Tax Group is or becomes entitled to recover from some other person (other than a member of the Buyer’s Tax Group but including a Tax Authority) any sum, reimbursement or refund (including any set-off of such a sum, reimbursement or refund against any payment by a Whirlpool Europe Group Company to the relevant other person) in respect of the matter giving rise to the payment:

(a)	the Buyer will (and will procure that the relevant member of the Buyer’s Tax Group, will) take all commercially reasonable steps to enforce such recovery as soon as reasonably practicable; and

(b)	the Buyer will, within three (3) Business Days of such recovery, pay to Whirlpool the lesser of:

(i)

the sum so recovered by the Buyer or the relevant member of the Buyer’s Tax Group (as applicable) from the other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any Tax chargeable on the sum recovered and less any part of that sum previously paid to Whirlpool under any provision of this Schedule); and

(ii)	the amount paid by Whirlpool to the Buyer under this Schedule or for breach of any of the Tax Warranties, less any Tax chargeable on such amount.

9.	SELLER RETAINED TAX BENEFITS

9.1

Subject to paragraph 9.2, if a Whirlpool Europe Group Company has received or obtained a repayment of Tax which was paid on or before Completion in respect of a period, or part of a period falling on or before Completion and which;

(a)	is not reflected in Schedule 11, Schedule 12 or Appendix 5;

(b)	does not arise from:

(i)	a change in applicable Laws or a change in the published practice of any Tax Authority or in the rates of Tax, in each case taking effect after the date of this Agreement;

(ii)	any voluntary act of the Buyer or a member of the Buyer’s Tax Group (including any Whirlpool Europe Group Company) after Completion;

(iii)	any change after Completion of accounting policy, method or basis of a Whirlpool Europe Group Company or the date to which a Whirlpool Europe Group Company makes up its accounts; or

(iv)	the utilisation of any Buyer’s Relief;

(c)	is not a Relief which has already been taken into account under any other provision of this Schedule;

(d)

is not a repayment in respect of Tax which was assessed on or in respect of any Income, Profits or Gains earned, accrued or received by a Whirlpool Europe Group Company, or which otherwise arises, in the period from and including the commencement of the accounting period (or other relevant tax period) of the relevant Whirlpool Europe Group Company that is current at the date of this Agreement, up to and including Completion, in each case in the ordinary course of business of such Whirlpool Europe Group Company as it was carried on at the Accounts Date; and

(e)	is not a Relevant Tax Relief,

the amount of such repayment of Tax, together with any interest or repayment supplement thereon (as applicable), shall first be set off against any payment then due from Whirlpool under this Schedule or for breach of the Tax Warranties and, to the extent there is an excess, the Buyer will procure that the relevant Whirlpool Europe Group Company will pay to Whirlpool an amount equal to the excess, within three (3) Business Days of being in receipt of the relevant repayment or interest or repayment supplement, provided that the total aggregate amount of all sums payable under this paragraph 9.1 shall not exceed EUR 50,000,000.

9.2

Paragraph 9.1 shall not apply in respect of any single repayment of Tax, or any series of repayments of Tax, which arise from the same or substantially the same facts, matters, circumstances or events unless the amount of the repayment of Tax, or series of such repayments, exceeds an amount equal to EUR 250,000.

9.3

If the Buyer or a Whirlpool Europe Group Company discovers that there has been a repayment of Tax falling within paragraph 9.1 above, the Buyer shall, or shall procure that the relevant Whirlpool Europe Group Company shall, as soon as reasonably practicable, give full written details of the repayment of Tax to Whirlpool and the Buyer shall, or shall procure that the relevant Whirlpool Europe Group Company shall, supply to Whirlpool such information as it may reasonably require to verify the amount of the repayment of Tax.

9.4

If the Buyer becomes aware that there is an Overprovision, or the auditors for the time being of the relevant Whirlpool Europe Group Company determine (at the request and expense of Whirlpool) that there is an Overprovision, then:

(a)	the amount of any Overprovision shall first be set off against any payment then due from Whirlpool under this Schedule or for breach of the Tax Warranties;

(b)

to the extent there is an excess, a refund shall be made to Whirlpool of any previous payment or payments made by Whirlpool under this Schedule or for breach of the Tax Warranties (and not previously refunded) up to the amount of that excess; and

(c)

to the extent the excess referred to in paragraph 9.4(b) is not exhausted under that paragraph, the remainder of that excess shall be carried forward to be used as a set off against future claims made under paragraph 2 of this Schedule.

9.5

The Buyer undertakes to procure such a report (or shall procure that the relevant Whirlpool Europe Group Company shall procure such a report (to the extent it has sufficient control to do so)) as is mentioned in paragraph 9.4 if requested in writing to do so by Whirlpool and at the expense of Whirlpool and will procure that the relevant Whirlpool Europe Group Company provides, at the expense of Whirlpool, all assistance, documents and other information as may be reasonably required by the auditors for that purpose. The Buyer further undertakes to notify Whirlpool in writing as soon as reasonably practicable after becoming aware of any Overprovision and in any event within fifteen (15) Business Days thereof and shall procure that Whirlpool is afforded, at the expense of Whirlpool, all assistance, documents and other information as it may reasonably require to verify the amount of any Overprovision.

9.6

Where any such report as is mentioned in paragraph 9.5 has been made, Whirlpool or the Buyer may request the auditors to review the report in the light of all relevant circumstances, including any facts which have become known only since such report, and to give their view on whether the report remains correct or whether, in the light of those circumstances, the amount that was the subject of such report should be adjusted. If the auditors’ view under this paragraph 9.6 states that an amount previously reported should be adjusted, that adjusted amount shall be substituted for the purposes of paragraph 9.4 as the Overprovision and an adjusting payment (if any) as may be required by virtue of the above mentioned substitution shall be made as soon as practicable by Whirlpool or the Buyer, as the case may be.

10.	SECONDARY LIABILITIES

10.1

Whirlpool covenants with the Buyer to pay to the Buyer an amount equal to any Tax or any amount on account of Tax which any Whirlpool Europe Group Company, or any other member of the Buyer’s Tax Group, is required to pay:

(a)	as a result of a failure by any member of the Whirlpool Tax Group to discharge that Tax; or

(b)

as a result of membership of a Tax Consolidation with any member of the Whirlpool Tax Group and which is attributable to any member of the Whirlpool Tax Group and not to any Whirlpool Europe Group Company or other member of the Buyer’s Tax Group.

10.2	The Buyer covenants with Whirlpool to pay to Whirlpool an amount equal to any Tax or any amount on account of Tax which any member of the Whirlpool Tax Group is required to pay:

(a)	as a result of a failure by any Whirlpool Europe Group Company after Completion, or any other member of the Buyer’s Tax Group, to discharge that Tax; or

(b)

as a result of membership of a Tax Consolidation with any Whirlpool Europe Group Company and which is attributable to any Whirlpool Europe Group Company and not to any member of the Whirlpool Tax Group.

10.3	For the purposes of paragraphs 10.1(b) and 10.2(b):

(a)

“Tax Consolidation” means any fiscal unity or Tax consolidation arrangement between two or more companies the effect of which is to treat those companies as a single entity for any Tax purpose, and any other group arrangement for Tax purposes pursuant to which one party may be held liable for the Tax liabilities of another (whether on a join and several basis, or on the basis of a secondary liability); and

(b)

Tax is “attributable” to a person (the “Attributed Entity”) and not to another person if and to the extent it is Tax which is payable by reference to the income, profits or gains, transactions, activities (including supplies, acquisitions or importations), assets, capital or liabilities of the Attributed Entity and not of the other person.

10.4	The covenants contained in paragraphs 10.1 and 10.2 shall:

(a)	extend to any reasonable costs incurred in connection with such Tax or a claim under paragraph 10.1 or 10.2, as the case may be;

(b)

(in the case of paragraph 10.2) not apply to Tax to the extent that the Buyer could claim payment in respect of it under paragraph 2, except to the extent a payment has been made pursuant to paragraph 2 and the Tax to which it relates was not paid by the Whirlpool Europe Group Company concerned;

(c)

not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Buyer or Whirlpool, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder); and

(d)	not apply to Tax to the extent that a contribution in respect of it was settled pursuant to any group payment arrangement on or prior to Completion.

10.5

Paragraphs 4 (Payment of Claims) and 5 (Manner of Making and Conduct of Claims) shall apply to the covenants contained in paragraphs 10.1 and 10.2 as they apply to the covenants contained in paragraph 2, replacing references to Whirlpool by the Buyer (and vice versa) where appropriate, and making any other necessary modifications.

11.	RELIEFS

11.1	No Relief shall to any extent be double-counted in any Party’s favour for the purposes of applying the provisions of this Schedule.

SCHEDULE 9

ARDUTCH TAX COVENANT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule, the following terms shall have the following meanings:

“Actual Tax Liability” means:

(a)	for the purposes of paragraph 2.1(a), a liability of any Ardutch Europe Group Company to make an actual payment of Tax to a Tax Authority; and

(b)	for the purposes of paragraph 2.1(b), a liability of any Ardutch Europe Group Company or any other member of the Buyer’s Tax Group, to make an actual payment of Tax to a Tax Authority;

“Ardutch Tax Group” means Ardutch and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, Ardutch from time to time, excluding the Buyer and any Group Companies;

“Buyer’s Relief” means a Relief which arises to any Group Company:

(a)	as a consequence of any Event occurring after Completion; or

(b)	in respect of any accounting or other tax reporting period or part thereof falling after Completion,

and shall, for the avoidance of doubt, exclude any Relevant Tax Relief and any other Relief which arose to a Group Company prior to Completion notwithstanding that it may be available for use after Completion;

“Buyer’s Tax Group” means the Buyer and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, the Buyer from time to time, including for the avoidance of doubt the Group Companies from Completion but excluding any member of the Ardutch Tax Group or the Whirlpool Tax Group;

“Carve-Out Tax Liability” means:

(a)	an Actual Tax Liability falling within paragraph 2.1(b); or

(b)

a Deemed Tax Liability falling within paragraph 2.1(c) if and to the extent that, but for the use or set-off of the relevant Buyer’s Relief, the Buyer or a Ardutch Europe Group Company would have had an Actual Tax Liability falling within paragraph 2.1(b);

“Deemed Tax Liability” means the use or set-off of any Buyer’s Relief in circumstances where, but for such use or set-off, the relevant Ardutch Europe Group Company or, in the case of a Carve-Out Tax Liability falling within limb (b) of such definition, the relevant Ardutch Europe Group Company or any other member of the Buyer’s Tax Group, would have had an Actual Tax Liability in respect of which Ardutch would have had a liability under this Schedule, and the amount of the Deemed Tax Liability shall be the amount of Actual Tax Liability in respect of which Ardutch would have had a liability under this Schedule but for the use or set-off of the relevant Buyer’s Relief;

“Demand” means:

(a)	the issue of a notice, demand, assessment, letter or other document by or on behalf of any Tax Authority;

(b)	the taking of any other action by or on behalf of a Tax Authority (including the imposition, or any document referring to the possible imposition, of a withholding of, or on account of, Tax); or

(c)	the submission to a Tax Authority of a Tax Return or other document by the Buyer, any Ardutch Europe Group Company or another person,

from which it appears that a Tax Liability may be incurred by or may be imposed on any Ardutch Europe Group Company or that a Tax Authority is, or may be considering, initiating an audit or enquiry in respect of a Ardutch Europe Group Company;

“Event” means any event, supply, transaction, act, circumstance or omission including, without limitation, Completion and:

(a)

references to an Event occurring on or before a particular date (including the Completion Date) shall include an Event which is deemed or treated for Tax purposes as occurring on or before that date; and

(b)	references to an Event shall include an Event which is deemed or treated as occurring for Tax purposes;

“Income, Profits or Gains” means income, profits, gains or any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed and:

(a)

references to Income, Profits or Gains earned, accrued or received on or before a particular date (including the Completion Date) shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date; and

(b)

references to Income, Profits or Gains earned, accrued or received by any person shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received by such person;

“Overprovision” means the amount by which any contingency, provision or reserve for Tax taken into account in Schedule 11 or Schedule 12 exceeds the liability to Tax to which it relates, but disregarding any excess to the extent that it arises as a result of:

(a)	a change in applicable Laws or a change in the published practice of any Tax Authority or in the rates of Tax, in each case taking effect after the date of this Agreement;

(b)	any voluntary act of the Buyer or a member of the Buyer’s Tax Group (including any Ardutch Europe Group Company) after Completion;

(c)	any change after Completion of accounting policy, method or basis of a Ardutch Europe Group Company or the date to which a Ardutch Europe Group Company makes up its accounts; or

(d)	the utilisation of any Buyer’s Relief;

“Straddle Period” means an accounting period that begins on or before the Completion Date and ends after the Completion Date;

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability; and

“Whirlpool Tax Group” means Whirlpool and each other company which is, or is for a Tax purpose, treated as being a member of the same group as, or otherwise controlled by, connected with, or associated in any way with, Whirlpool from time to time, excluding the Buyer and any Group Companies.

1.2	Unless otherwise specified, in this Schedule:

(a)

the words connected and controlled shall be construed in accordance with the provisions of sections 1122 (other than sections 1122(4) and (7)) and 1124 of the United Kingdom Corporation Tax Act 2010 respectively; and

(b)	references to paragraphs are to paragraphs of this Schedule.

1.3

For the purpose of this Schedule and in particular computing any Tax Liability or Relief and for determining whether and to what extent a Tax Liability or a Relief relates to a pre- or post-Completion period, any Taxes of a Ardutch Europe Group Company with respect to any Straddle Period shall be apportioned between the portion of such period up to and including the Completion Date and the portion of such period that begins after the Completion Date, on the basis that an accounting or other tax reporting period is deemed to have ended as of the close of business on the Completion Date.

2.	COVENANT TO PAY

2.1	Subject to the provisions of paragraph 3, Ardutch covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	any Actual Tax Liability arising:

(i)	as a consequence of, or by reference to, any Event which occurs on or before Completion for the purposes of any Tax; or

(ii)	in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion;

(b)	any Actual Tax Liability:

(i)

which would not have arisen but for, and to the extent arising from, the implementation of all or any part of the Ardutch Carve-Out (including, for the avoidance of doubt, any acts or omissions taken or made in relation to the implementation of the Ardutch Carve-Out but which are not in accordance with the Ardutch Agreed Perimeter or Ardutch Carve-Out Principles) or the contribution of the relevant Ardutch Europe Group Company (or Ardutch Europe Group Companies) to the Buyer; or

(ii)

which relates to (i) the Ardutch Retained Business, (ii) any assets, rights or activities formerly belonging to or carried on by a Ardutch Europe Group Company and which were extracted from a Ardutch Europe Group Company prior to its becoming part of the Group, or (iii) any assets, rights or activities which are subsequently identified as Target Group Wrong Pockets Items for the purposes of Clause 13.2 of this Agreement (provided that this limb (iii) shall not apply in respect of any Actual Tax Liability assessed in respect of Income, Profits or Gains relating to any Target Group Wrong Pockets Item if and to the extent that the benefit of such Income, Profits or Gains is retained by the relevant Ardutch Europe Group Company (notwithstanding the provisions of Clause 13 of this Agreement));

(c)	any Deemed Tax Liability; and

(d)

reasonable out of pocket costs properly incurred by the Buyer or any Ardutch Europe Group Company (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time) in connection with:

(i)	a Tax Liability of the kind referred to in this paragraph 2.1; or

(ii)	successfully taking or defending any action against Ardutch under this Schedule.

3.	LIMITATIONS AND EXCLUSIONS

3.1

Other than in respect of a Carve-Out Tax Liability but subject to paragraphs 3.2 to 3.3, Ardutch shall not be liable under paragraph 2 or for breach of the Tax Warranties (treating the relevant loss giving rise to a claim for a breach of a Tax Warranty as if, for the purposes of this paragraph 3, it was a liability and for the purposes of this paragraph 3 the expression “liability” shall include any costs as are mentioned in paragraph 2.1(d)):

(a)	to the extent that an accrual, allowance, provision or reserve in respect of the liability in question has been specifically identified and made in Schedule 11 or Schedule 12;

(b)	to the extent that the liability in question was paid or discharged on or prior to Completion and such payment or discharge is reflected in Schedule 11 or Schedule 12;

(c)

to the extent that the liability in question is a liability for any Tax which is assessed on or in respect of any Income, Profits or Gains earned, accrued or received by a Ardutch Europe Group Company, or which otherwise arises, in the period from and including the commencement of the accounting period (or other relevant tax period) of the relevant Ardutch Europe Group Company that is current at the date of this Agreement, up to and including Completion, in each case in the ordinary course of business of such Ardutch Europe Group Company as it was carried on at the Accounts Date;

(d)	to the extent that the liability in question arises or is increased as a result of:

(i)	a change in Laws;

(ii)	any change in, or withdrawal of, any published practice or procedure or concession of any Tax Authority;

(iii)	a change in generally accepted accounting practice;

(iv)	an increase in the rates of Tax,

in each case, where the same occurs or is made after the date of this Agreement;

(e)

to the extent that the liability in question would not have arisen but for an act, an omission or a transaction of the relevant Ardutch Europe Group Company at any time after Completion or the Buyer or any other member of the Buyer’s Tax Group at any time, other than an act, an omission or a transaction which:

(i)	is carried out at the written request of Ardutch or is the subject of a Reserved Matter under the Shareholders’ Agreement;

(ii)	is required by Law or carried out pursuant to any legally binding obligation of any Ardutch Europe Group Company incurred or assumed prior to Completion; or

(iii)	is in the ordinary course of business as carried on by a Ardutch Europe Group Company immediately prior to Completion;

(f)	to the extent that the liability in question would not have arisen or would have been reduced or eliminated but for:

(i)

any claim, election, surrender or disclaimer made, or notice or consent given, after Completion by the Buyer or any other member of the Buyer’s Tax Group under the provisions of any enactment or regulation relating to Tax, other than (i) any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in preparing Schedule 11 or Schedule 12, (ii) as expressly referred to in the Ardutch Carve-Out Steps Plan, or (iii) in any of the circumstances described in sub-paragraphs 3.1(e)(i) to (iii) above);

(ii)

the failure or omission on the part of the Buyer or any other member of the Buyer’s Tax Group after Completion to make a claim, election, surrender or disclaimer, give a notice or consent or do any other thing, in each case under the provisions of an enactment or regulation relating to Tax, in circumstances where Ardutch has given the Buyer or other member of the Buyer’s Tax Group timely written notice of the need to make such claim, election, surrender or disclaimer or such claim, election, surrender or disclaimer was expressly referred to in the Ardutch Carve-Out Steps Plan, and in each case, which would have been permitted by Law; or

(iii)

the withdrawal or amendment by the Buyer or any other member of the Buyer’s Tax Group (other than in any of the circumstances described in sub-paragraphs 3.1(e)(i) and (ii) above) of any claim, election, surrender, disclaimer, notice or consent which was made, given or done (as appropriate) by the relevant Ardutch Europe Group Company or any member of the Ardutch Tax Group prior to Completion;

(g)

to the extent that the liability in question would not have arisen or would have been reduced or eliminated but for a Ardutch Europe Group Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it;

(h)

to the extent that the liability in question would not have arisen but for any change after Completion of accounting policy, method or basis of a Ardutch Europe Group Company or the date to which a Ardutch Europe Group Company makes up its accounts, except where such change is necessary so as to ensure compliance with Law or generally accepted accounting principles in force or applicable at Completion or to correct a previously incorrect treatment adopted by a Ardutch Europe Group Company;

(i)

to the extent that a Relief (other than a Buyer’s Relief) is available to the relevant Ardutch Europe Group Company to set against or otherwise mitigate the liability in question (or to the extent such a Relief would have been available but for the use of the Relief by a Ardutch Europe Group Company or a member of the Buyer’s Tax Group after Completion to set against or mitigate a liability of any company for which Ardutch is not liable under this Schedule);

(j)

to the extent that the liability in question comprises interest or penalties arising by virtue of an underpayment of Tax prior to Completion insofar as such underpayment would not have been an underpayment but for a bona fide estimate made prior to Completion of the amount of Income, Profits or Gains to be earned, accrued or received after Completion proving to be incorrect;

(k)

to the extent that the liability in question consists of interest and/or penalties attributable to the delay of the Buyer or any other member of the Buyer’s Tax Group to (i) pay to a Tax Authority an amount of Tax following payment by Ardutch, or (ii) file or submit a Tax Return to a Tax Authority where the filing or submission date is after Completion (save where the delay arises as a result of Ardutch’s failure to comply with its obligations under this Schedule);

(l)

to the extent that the liability in question would not have arisen but for the failure of the Buyer or any other member of the Buyer’s Tax Group to comply with any of their respective obligations under this Schedule or any other Transaction Document (save to the extent that such failure is caused by any delay by, or action of, Ardutch);

(m)

to the extent that the amount of the liability in question has been recovered from a person without cost to the Buyer or any Group Company (excluding any recovery made from any Ardutch Europe Group Company, the Buyer or any other member of the Buyer’s Tax Group);

(n)	to the extent that the Buyer has otherwise made recovery in respect of that liability under this Schedule or under any provision of this Agreement or any other Transaction Document;

(o)

to the extent that the liability in question is a liability to which clause 19.6 of this Agreement applies in relation to the Whirlpool Awards, the Ardutch Awards or annual discretionary bonus (in the latter case, for the financial year before Completion occurs).

3.2

Ardutch shall not avoid liability under paragraph 2 or for breach of the Tax Warranties pursuant to any exclusion in paragraphs 3.1(e), 3.1(f), 3.1(g), 3.1(k) or 3.1(l) where the action or omission referred to in the relevant exclusion was not the subject of a Reserved Matter in the Shareholders’ Agreement and where Ardutch was, as the controlling shareholder of the Buyer, actually aware of such action or omission and that it would give rise to the liability referred to in the relevant exclusion.

3.3	The provisions in paragraphs 3.1(a), (b) and (m) shall apply to limit Ardutch’s liability in respect of a Carve-Out Tax Liability.

3.4

Certain provisions of Schedule 7 (Limitations on Seller Liability) to this Agreement contain further limitations which apply to claims under this Schedule. For the avoidance of doubt, Ardutch shall have no liability to the Buyer under any part of this Agreement in respect of any non-availability, inability to use or loss or restriction of any Relief where such non-availability, inability to use or loss or restriction does not give rise to a Tax Liability to which paragraph 2 of this Schedule applies.

4.	PAYMENT OF CLAIMS

4.1	Payments by Ardutch of any liability under this Schedule must be made in cleared and immediately available funds on the days specified in paragraph 4.2.

4.2	The days referred to in paragraph 4.1 are as follows:

(a)

in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after demand is made for payment by or on behalf of the Buyer, and three (3) Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority;

(b)

in the case of a Deemed Tax Liability, the later of five (5) Business Days after demand is made for payment by or on behalf of the Buyer and the day on which the Tax which would have been payable but for the set-off would otherwise have been due and payable to the relevant Tax Authority; and

(c)	in any other case, five (5) Business Days after the date on which demand is made for payment by or on behalf of the Buyer.

4.3

For the purposes of this paragraph 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax may by Law be paid without incurring a penalty or liability for interest in respect thereof, provided that, if the date on which the relevant amount of Tax can be recovered by the relevant Tax Authority is lawfully postponed, the date for payment by Ardutch shall be the earlier of the date on which the Tax becomes recoverable by the relevant Tax Authority (notwithstanding any initial postponement) and such date when the amount of Tax is finally and conclusively determined. For this purpose, an amount of Tax shall be deemed to be finally and conclusively determined when, in respect of such amount, a binding agreement is made with the relevant Tax Authority, or a decision of a court or tribunal is given or any binding determination is made from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit.

4.4

If Ardutch pays an amount to the Buyer under paragraph 2 and the Tax Liability in respect of which such payment was made is subsequently determined to be less, the Buyer shall promptly pay to Ardutch an amount equal to the amount of such difference.

5.	MANNER OF MAKING AND CONDUCT OF CLAIMS

5.1	Subject to clause 5.2, if the Buyer or any Ardutch Europe Group Company becomes aware of a Demand which could give rise to a liability for Ardutch under this Schedule or under the Tax Warranties:

(a)

the Buyer must give written notice to Ardutch of the Demand (including, to the extent actually known to the Buyer, reasonably sufficient details of the Demand and, where relevant, the due date for payment and the time limits for any appeal) as soon as reasonably practicable after the Buyer or the relevant Ardutch Europe Group Company becomes aware of the Demand and in any event not more than twenty (20) Business Days after the Buyer or the relevant Ardutch Europe Group Company becomes aware of the Demand;

(b)

the Buyer shall take (or shall procure that the relevant Ardutch Europe Group Company takes) such action as Ardutch may reasonably request in writing to avoid, dispute, resist, appeal, compromise or defend the Demand or any matter relating to the Demand (although only to the extent that any such related matter could give rise to a liability for Ardutch under this Schedule or under the Tax Warranties;

(c)

Ardutch will have the right (if it wishes) to control any proceedings, negotiations, discussions or settlement of the Demand or any matter relating to the Demand (although only to the extent that any such related matter could give rise to a liability for Ardutch under this Schedule or under the Tax Warranties) if Ardutch has first agreed (to the Buyer’s reasonable satisfaction) to indemnify the Buyer, the relevant Ardutch Europe Group Company and any other member of the Buyer’s Tax Group (as applicable) against any reasonable out of pocket costs, charges or expenses which may be incurred in connection with any action referred to in this paragraph 5.1(c) (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time);

(d)	the Buyer shall give and shall procure that the Ardutch Europe Group Companies give to Ardutch all such assistance as may reasonably be necessary to give effect to paragraph 5.1(c); and

(e)

both parties shall be kept fully informed of any actual or proposed material developments (including any meetings with a Tax Authority) relating to the Demand or any action referred to in this paragraph 5.1 and the Buyer undertakes that it shall, and shall procure that each Ardutch Europe Group Company shall afford to Ardutch reasonable access to all material correspondence and documentation relating to the Demand or action and any other information, assistance and access to records and personnel as it reasonably requires in connection with the Demand or action and, other than to the extent that Ardutch has exercised its right under paragraph 5.1(c) to take conduct of the Demand (but without prejudice to such right), shall:

(i)

not send any communication or document to a Tax Authority or other third party in relation to the Demand without first giving Ardutch a reasonable opportunity to comment on such communication or document, and then incorporating Ardutch’s comments to the extent it is reasonable to do so;

(ii)	give Ardutch reasonable advance notice of any meeting or discussion within a Tax Authority relating to the Demand and the opportunity to participate in such meeting or discussion.

5.2

Paragraphs 5.1(b) to 5.1(e) shall only apply to a Demand falling within paragraph (c) of the definition of Demand (a) where, subsequent to the submission of the relevant Tax Return or other document constituting the Demand to the relevant Tax Authority, the Tax Liability which is the subject matter of the Tax Return or other document is disputed by the relevant Ardutch Europe Group Company or Ardutch, in which case references to “Demand” in paragraphs 5.1(b) to 5.1(e) shall be read as referring to such dispute, or (b) in any other case, once a Demand falling within paragraph (a) or (b) of the definition of Demand is made in respect of the Tax Liability in question.

5.3

Ardutch shall indemnify the Buyer, the relevant Ardutch Europe Group Company and any other member of the Buyer’s Tax Group (as applicable) against any reasonable out of pocket costs, charges or expenses properly and necessarily incurred in connection with any action referred to in paragraph 5.1(b) (excluding, for the avoidance of doubt, any costs attributable to internal management or personnel time).

5.4

If any action requested by Ardutch to be taken under this paragraph 5 cannot be taken prior to the Tax that is the subject matter of the Demand, or a payment on account of that Tax, being paid to a Tax Authority or tribunal, court or other judicial body, then no such action shall be required to be taken unless Ardutch shall have paid to the Buyer (or, at the Buyer’s request, directly to the relevant Tax Authority, tribunal court or other judicial body) the relevant amount (a “Disputed Tax Payment”) no later than the date which is three (3) Business Days prior to the applicable deadline for payment provided that, if Ardutch has not exercised its right under paragraph 5.1(c) to control any proceedings, negotiations, discussions or settlement of the Demand, the Buyer has given to Ardutch at least ten (10) Business Days prior to the applicable deadline written notice of the requirement to make the Disputed Tax Payment and all available details in respect thereof.

5.5

If Ardutch makes a Disputed Tax Payment, and the Demand is adjudicated, settled or compromised for a lesser sum than the amount of the Disputed Tax Payment, then (i) the difference between the Disputed Tax Payment and the amount for which the Demand is adjudicated, settled or compromised shall be repaid to Ardutch, and (ii) any interest payable to the Buyer or a Group Company from the relevant Tax Authority in relation thereto (but less any Tax thereon and any reasonable costs or expenses incurred by the Buyer or a Group Company in respect of such Demand) shall be paid to Ardutch, within ten (10) Business Days after, as applicable: (a) the receipt of a repayment in respect thereof by the Buyer or a Group Company from the relevant Tax Authority; or (b) if such a repayment is set off against any other amount payable to the relevant Tax Authority, the date upon which that other amount would otherwise have been due for payment.

5.6

The Buyer must not, and shall procure that no Ardutch Europe Group Company or any member of the Buyer’s Tax Group shall, make any admission of liability to any Tax Authority in relation to any Demand which could give rise to a liability for Ardutch under this Schedule or under the Tax Warranties without Ardutch’s prior written consent and will procure that no matter relating to such a Demand is settled, disposed of or otherwise compromised without Ardutch’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.7

The Buyer is not obliged to take action pursuant to paragraph 5.1 which involves contesting a Demand beyond the first appellate body (excluding the Tax Authority which has made the Demand) in the jurisdiction concerned unless Ardutch has first obtained (at its own cost) and shared with the Buyer an opinion from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, that the appeal will, on the balance of probabilities, be successful.

5.8

Notwithstanding any other provision, nothing in this paragraph 5 shall require the Buyer, a Ardutch Europe Group Company, or any other member of the Buyer’s Tax Group to take, make or procure any admission, agreement, compromise, action or omission where, in the opinion of the Buyer (acting reasonably and in good faith), making such admission, agreement, compromise, action or omission would:

(a)	be materially prejudicial to the business, goodwill or reputation of any member of the Buyer Group;

(b)	be misleading or inaccurate in any material respect; or

(c)

reasonably be expected to, having regard to all relevant circumstances (including the validity of any Tax Authority’s assertions or arguments and the prospects of its success in litigation), result in a material increase in the post-Completion liability to Tax of any member of the Buyer’s Tax Group (otherwise than by reason solely as a result of the use, in respect of a pre-Completion period (or part of any such period), or unavailability after Completion for any other reason, of a Relevant Tax Relief), provided that Ardutch shall be entitled (at its own cost) to seek a review from senior tax Counsel of a nationally or internationally recognised law firm or leading tax Counsel of no less than 10 years call, in each case, in good standing and with expertise in the matter at hand, of any opinion of the Buyer for the purposes of this sub-paragraph 5.8(c) and such Counsel’s decision as to whether the proposed admission, agreement, compromise, action or omission would reasonably be expected to have such a result shall be binding in the absence of manifest error.

5.9

If Ardutch does not request the Buyer to take (or procure the taking of) any action mentioned in paragraph 5.1 within twenty (20) Business Days of receipt by Ardutch of the notice referred to in paragraph 5.1(a), the Buyer and/or the Ardutch Europe Group Companies shall be free to pay or settle the Demand on such terms as they may in their sole discretion think fit, provided the Buyer has written to Ardutch stating its intention to do so and has given Ardutch a further ten (10) Business Days to exercise its rights under paragraph 5.1. If due to a shorter time limit applying for a response to a Tax Authority in respect of a Demand, the Parties are unable to comply with the timing requirements described in this paragraph 5.7, then:

(a)	the Parties shall use their good faith efforts to give effect to this paragraph 5.7 so as to provide each of the Parties with sufficient notice and opportunity to prepare a response to the Demand; and

(b)

if requested by Ardutch and permitted under Law, the Buyer shall cause the relevant Ardutch Europe Group Company to apply for an extension to the date by which a response to the Demand is required (provided that Ardutch indemnifies the Ardutch Europe Group Companies for any cost or expense reasonably and properly incurred by a Ardutch Europe Group Company that arises as a result of such extension requested by Ardutch).

5.10

Failure by the Buyer or any other member of the Buyer’s Tax Group to comply with any of their respective obligations under paragraph 5 shall not relieve Ardutch of any liability under paragraph 2 or for breach of the Tax Warranties, other than to the extent that such liability arises or is increased solely due to such failure.

6.	INTERNATIONAL MUTUAL AGREEMENT PROCEDURE AND TRANSFER PRICING

6.1

Without prejudice to the other provisions of this paragraph 6, if the profits arising in respect of any transaction to which any member of the Ardutch Tax Group and any Ardutch Europe Group Company are party are increased for Taxation purposes (or the losses are reduced) such that one of those parties (the “Taxed Person”) realises, for any period or part period falling prior to Completion, profits which are greater (or losses which are lower) for Tax purposes than it would otherwise have realised had the profits or losses been calculated by reference to the actual economic terms of the transaction:

(a)

the parties shall take or procure the taking of all such actions as may be necessary to ensure that any other of those parties which does not suffer the increased profits (or reduced losses) (the “Relieved Person”) is able to claim (to the maximum extent permitted by Law) corresponding adjustments in respect of the increased profits (or reduced losses) suffered by the Taxed Person;

(b)

where the Relieved Person is a Ardutch Europe Group Company, the Buyer shall procure that such Ardutch Europe Group Company shall make payments to the Taxed Person equal to the amount of Taxation actually saved by the Relieved Person as a result of the corresponding adjustments; and

(c)

where the Relieved Person is a member of the Ardutch Tax Group, Ardutch shall procure that such member shall make payments to the Taxed Person equal to the amount of Taxation actually saved by the Relieved Person as a result of the corresponding adjustments, provided that no payment shall be made to the Taxed Person pursuant to this paragraph 6.1(c) if the increased Taxation suffered by the Taxed Person comprises a Tax Liability in respect of which Ardutch is liable to make a payment under paragraph 2 of this Schedule or for breach of any of the Tax Warranties (or would be so liable but for paragraph 3.1(a), (b), (m) or (n) of this Schedule).

6.2

The due date for payment under this paragraph 6 shall be the later of (i) the date falling 5 Business Days before the latest date by which the Tax actually saved would, if it had not been saved, have been due and payable to the relevant Tax Authority, and (ii) the date falling 5 Business Days after service by the Taxed Person of a notice containing a written demand in respect of the matter for which the Relieved Person is liable.

7.	TAX RETURNS AND COMPUTATIONS

7.1

Ardutch or its duly authorised agents shall (at the cost of the Ardutch Europe Group Companies) be responsible for, and have the conduct of preparing, submitting to and agreeing with the relevant Tax Authorities all Tax Returns of each Ardutch Europe Group Company, for all accounting periods of each Ardutch Europe Group Company ending on or before the Completion Date (“Pre-Completion Tax Returns”) to the extent the same have not been prepared and submitted to the relevant Tax Authority prior to Completion.

7.2	For the purposes of paragraph 7.1:

(a)

all Tax Returns, computations, documents and substantive correspondence must be prepared in a manner consistent with past practices (except to the extent necessary to comply with applicable Law) and submitted in draft form by Ardutch to the Buyer or its duly authorised agents for comment;

(b)

if it wishes to do so, the Buyer or its duly authorised agent must comment within twenty (20) Business Days of its receipt of the Tax Returns (or, if a shorter time limit applies in relation to the submission of the relevant Tax Returns, within enough time to allow Ardutch to consider and incorporate any comments from the Buyer or its duly authorised agents) (the “Buyer Response Period”) and if Ardutch has not received any comments within the Buyer Response Period, the Buyer and its duly authorised agents will be deemed to have approved such draft documents;

(c)	Ardutch must take into account all reasonable comments and suggestions made by the Buyer or its duly authorised agents and received within the Buyer Response Period; and

(d)

Ardutch and the Buyer must as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority relating to the Ardutch Europe Group Companies’ Pre-Completion Tax Returns.

7.3

The Buyer shall procure that the Ardutch Europe Group Companies shall cause the Pre-Completion Tax Returns mentioned in paragraph 7.1 to be signed and submitted to the appropriate Tax Authority on a timely basis and without further amendment, provided that the Buyer shall not be required to submit or procure the Ardutch Europe Group Companies to submit any Pre-Completion Tax Return in a form that the Buyer or the relevant Ardutch Europe Group Company reasonably considers to be false, inaccurate or misleading.

7.4

The Buyer agrees that Ardutch shall have the sole conduct of any correspondence or negotiations with the relevant Tax Authorities relating solely to the Pre-Completion Tax Returns referred to in paragraph 7.1 and the Buyer shall give and shall procure that the Ardutch Europe Group Companies give to Ardutch and its duly authorised agent all such assistance as may reasonably be necessary for Ardutch or its duly authorised agent to have the aforementioned conduct.

7.5

The provisions of paragraphs 7.1 and 7.2 will apply in respect of any Tax Return for a Straddle Period (a “Straddle Return”) as if the words “Ardutch” reads “Buyer” and the word “Buyer” reads “Ardutch”, save that the Buyer must incorporate all reasonable comments made by Ardutch or its duly authorised agents on any Straddle Return where such comments relate to a matter in respect of which Ardutch may be held liable under this Schedule or under the Tax Warranties.

7.6

The Buyer shall procure that Ardutch and its duly authorised agents are afforded such reasonable access to books, accounts, personnel, correspondence, documentation and other information whatsoever (reasonably required by Ardutch) in respect of or relevant for the purpose of (i) enabling Ardutch to discharge its obligations and exercise its rights under this paragraph 7 or (ii) determining the Tax liability of a Ardutch Europe Group Company. The Buyer undertakes that it will, and that it will procure that each Ardutch Europe Group Company will, cooperate in good faith with Ardutch in respect of matters, determinations or obligations referred to in this paragraph 7.6.

7.7

Without prejudice to the specificity or generality of any other provision of this Schedule, except as required by applicable Laws or with the prior written consent of Ardutch, the Buyer shall not and shall procure that no member of the Group (including any Ardutch Europe Group Company) shall make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return which relates to any period or part of any period falling prior to Completion that (by reason of being inconsistent with any Tax position taken in respect of any period or part period falling prior to Completion or otherwise) could be reasonably expected to result in any increased Tax liability of, or in the reduction of any Relief otherwise available to, a member of the Ardutch Tax Group for a period or part of any period falling prior to Completion or any increased payment obligation of Ardutch under this Agreement.

7.8

For the avoidance of doubt, where any matter relating to Tax gives rise to a Demand which could give rise to a liability for Ardutch under this Schedule, the provisions of paragraph 5 shall take precedence over the provisions of this paragraph 7.

8.	CORRESPONDING SAVINGS AND THIRD PARTY RECOVERY

8.1

If any Tax Liability (or the Event giving rise to such Tax Liability or the discharge of it) which has resulted in a payment having been made by Ardutch under this Schedule or for breach of any of the Tax Warranties has given rise to a Relief or an entitlement to claim a Relief which would not otherwise have arisen and which was not taken into account in calculating the amount payable by Ardutch under this Schedule or for breach of any of the Tax Warranties, then:

(a)

the Buyer must procure that full details of the Relief or entitlement to claim a Relief are given in writing to Ardutch as soon as reasonably practicable (and in any event within fifteen (15) Business Days after it or any other member of the Buyer’s Tax Group becomes aware that such a Relief or entitlement has arisen);

(b)

the Buyer shall take (or shall procure that the relevant member of the Buyer’s Tax Group shall take) such action as Ardutch may reasonably request to claim or otherwise obtain such Relief (keeping Ardutch fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation); and

(c)

to the extent that a liability to make an actual payment of Tax or a liability in respect of Tax is reduced as a result of the use or set-off of the Relief, the Buyer must pay to Ardutch on the date when the Buyer or any other member of the Buyer’s Tax Group would have been under an obligation to make the reduced payment of Tax or payment in respect of Tax an amount equal to the lower of:

(i)	the amount by which the liability is reduced plus (in respect of a Relief which is a repayment of Tax) any interest or repayment supplement received in relation to the Relief, and

(ii)	the amount of the payment previously made by Ardutch in respect of the Tax liability (or the Event giving rise to such liability) giving rise to the Relief,

save that the amount referred to above shall first be set off against any payment then due from Ardutch under this Schedule or under the Tax Warranties. The Buyer shall procure that it or the relevant member of the Buyer’s Tax Group (as applicable) shall use its reasonable endeavours to obtain and utilise any such Relief to which it may become entitled.

8.2

If Ardutch at any time pays to the Buyer an amount under this Schedule or for breach of any of the Tax Warranties and the Buyer or any other member of the Buyer’s Tax Group is or becomes entitled to recover from some other person (other than a member of the Buyer’s Tax Group but including a Tax Authority) any sum, reimbursement or refund (including any set-off of such a sum, reimbursement or refund against any payment by a Ardutch Europe Group Company to the relevant other person) in respect of the matter giving rise to the payment:

(a)	the Buyer will (and will procure that the relevant member of the Buyer’s Tax Group, will) take all commercially reasonable steps to enforce such recovery as soon as reasonably practicable; and

(b)	the Buyer will, within three (3) Business Days of such recovery, pay to Ardutch the lesser of:

(i)

the sum so recovered by the Buyer or the relevant member of the Buyer’s Tax Group (as applicable) from the other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any Tax chargeable on the sum recovered and less any part of that sum previously paid to Ardutch under any provision of this Schedule); and

(ii)	the amount paid by Ardutch to the Buyer under this Schedule or for breach of any of the Tax Warranties, less any Tax chargeable on such amount.

9.	SELLER RETAINED TAX BENEFITS

9.1

Subject to paragraph 9.2, if a Ardutch Europe Group Company has received or obtained a repayment of Tax which was paid on or before Completion in respect of a period, or part of a period falling on or before Completion and which;

(a)	is not reflected in Schedule 11 or Schedule 12;

(b)	does not arise from:

(i)	a change in applicable Laws or a change in the published practice of any Tax Authority or in the rates of Tax, in each case taking effect after the date of this Agreement;

(ii)	any voluntary act of the Buyer or a member of the Buyer’s Tax Group (including any Ardutch Europe Group Company) after Completion;

(iii)	any change after Completion of accounting policy, method or basis of a Ardutch Europe Group Company or the date to which a Ardutch Europe Group Company makes up its accounts; or

(iv)	the utilisation of any Buyer’s Relief;

(c)	is not a Relief which has already been taken into account under any other provision of this Schedule;

(d)

is not a repayment in respect of Tax which was assessed on or in respect of any Income, Profits or Gains earned, accrued or received by a Ardutch Europe Group Company, or which otherwise arises, in the period from and including the commencement of the accounting period (or other relevant tax period) of the relevant Ardutch Europe Group Company that is current at the date of this Agreement, up to and including Completion, in each case in the ordinary course of business of such Ardutch Europe Group Company as it was carried on at the Accounts Date; and

(e)	is not a Relevant Tax Relief,

the amount of such repayment of Tax, together with any interest or repayment supplement thereon (as applicable), shall first be set off against any payment then due from Ardutch under this Schedule or for breach of the Tax Warranties and, to the extent there is an excess, the Buyer will procure that the relevant Ardutch Europe Group Company will pay to Ardutch an amount equal to the excess, within three (3) Business Days of being in receipt of the relevant repayment or interest or repayment supplement, provided that the total aggregate amount of all sums payable under this paragraph 9.1 shall not exceed EUR 50,000,000.

9.2

Paragraph 9.1 shall not apply in respect of any single repayment of Tax, or any series of repayments of Tax, which arise from the same or substantially the same facts, matters, circumstances or events unless the amount of the repayment of Tax, or series of such repayments, exceeds an amount equal to EUR 250,000.

9.3

If the Buyer or a Ardutch Europe Group Company discovers that there has been a repayment of Tax falling within paragraph 9.1 above, the Buyer shall, or shall procure that the relevant Ardutch Europe Group Company shall, as soon as reasonably practicable, give full written details of the repayment of Tax to Ardutch and the Buyer shall, or shall procure that the relevant Ardutch Europe Group Company shall, supply to Ardutch such information as it may reasonably require to verify the amount of the repayment of Tax.

9.4

If the Buyer becomes aware that there is an Overprovision, or the auditors for the time being of the relevant Ardutch Europe Group Company determine (at the request and expense of Ardutch) that there is an Overprovision, then:

(a)	the amount of any Overprovision shall first be set off against any payment then due from Ardutch under this Schedule or for breach of the Tax Warranties;

(b)

to the extent there is an excess, a refund shall be made to Ardutch of any previous payment or payments made by Ardutch under this Schedule or for breach of the Tax Warranties (and not previously refunded) up to the amount of that excess; and

(c)

to the extent the excess referred to in paragraph 9.4(b) is not exhausted under that paragraph, the remainder of that excess shall be carried forward to be used as a set off against future claims made under paragraph 2 of this Schedule.

9.5

The Buyer undertakes to procure such a report (or shall procure that the relevant Ardutch Europe Group Company shall procure such a report (to the extent it has sufficient control to do so)) as is mentioned in paragraph 9.4 if requested in writing to do so by Ardutch and at the expense of Ardutch and will procure that the relevant Ardutch Europe Group Company provides, at the expense of Ardutch, all assistance, documents and other information as may be reasonably required by the auditors for that purpose. The Buyer further undertakes to notify Ardutch in writing as soon as reasonably practicable after becoming aware of any Overprovision and in any event within fifteen (15) Business Days thereof and shall procure that Ardutch is afforded, at the expense of Ardutch, all assistance, documents and other information as it may reasonably require to verify the amount of any Overprovision.

9.6

Where any such report as is mentioned in paragraph 9.5 has been made, Ardutch or the Buyer may request the auditors to review the report in the light of all relevant circumstances, including any facts which have become known only since such report, and to give their view on whether the report remains correct or whether, in the light of those circumstances, the amount that was the subject of such report should be adjusted. If the auditors’ view under this paragraph 9.6 states that an amount previously reported should be adjusted, that adjusted amount shall be substituted for the purposes of paragraph 9.4 as the Overprovision and an adjusting payment (if any) as may be required by virtue of the above mentioned substitution shall be made as soon as practicable by Ardutch or the Buyer, as the case may be.

10.	SECONDARY LIABILITIES

10.1

Ardutch covenants with the Buyer to pay to the Buyer an amount equal to any Tax or any amount on account of Tax which any Ardutch Europe Group Company, or any other member of the Buyer’s Tax Group, is required to pay:

(a)	as a result of a failure by any member of the Ardutch Tax Group to discharge that Tax; or

(b)

as a result of membership of a Tax Consolidation with any member of the Ardutch Tax Group and which is attributable to any member of the Ardutch Tax Group and not to any Ardutch Europe Group Company or other member of the Buyer’s Tax Group.

10.2	The Buyer covenants with Ardutch to pay to Ardutch an amount equal to any Tax or any amount on account of Tax which any member of the Ardutch Tax Group is required to pay:

(a)	as a result of a failure by any Ardutch Europe Group Company after Completion, or any other member of the Buyer’s Tax Group, to discharge that Tax; or

(b)	as a result of membership of a Tax Consolidation with any Ardutch Europe Group Company and which is attributable to any Ardutch Europe Group Company and not to any member of the Ardutch Tax Group.

10.3	For the purposes of paragraphs 10.1(b) and 10.2(b):

(a)

“Tax Consolidation” means any fiscal unity or Tax consolidation arrangement between two or more companies the effect of which is to treat those companies as a single entity for any Tax purpose, and any other group arrangement for Tax purposes pursuant to which one party may be held liable for the Tax liabilities of another (whether on a join and several basis, or on the basis of a secondary liability); and

(b)

Tax is “attributable” to a person (the “Attributed Entity”) and not to another person if and to the extent it is Tax which is payable by reference to the income, profits or gains, transactions, activities (including supplies, acquisitions or importations), assets, capital or liabilities of the Attributed Entity and not of the other person.

10.4	The covenants contained in paragraphs 10.1 and 10.2 shall:

(a)	extend to any reasonable costs incurred in connection with such Tax or a claim under paragraph 10.1 or 10.2, as the case may be;

(b)

(in the case of paragraph 10.2) not apply to Tax to the extent that the Buyer could claim payment in respect of it under paragraph 2, except to the extent a payment has been made pursuant to paragraph 2 and the Tax to which it relates was not paid by the Ardutch Europe Group Company concerned;

(c)

not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Buyer or Ardutch, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder); and

(d)	not apply to Tax to the extent that a contribution in respect of it was settled pursuant to any group payment arrangement on or prior to Completion.

10.5

Paragraphs 4 (Payment of Claims) and 5 (Manner of Making and Conduct of Claims) shall apply to the covenants contained in paragraphs 10.1 and 10.2 as they apply to the covenants contained in paragraph 2, replacing references to Ardutch by the Buyer (and vice versa) where appropriate, and making any other necessary modifications.

11.	RELIEFS

11.1	No Relief shall to any extent be double-counted in any Party’s favour for the purposes of applying the provisions of this Schedule.